Farmer First.
Future Focused.

2023 ANNUAL REPORT

2023 At-a-Glance

AGCO is the Largest Pure-Play Farm Equipment Manufacturer in the World



1990
Year Founded



~$14.4B
Annual Revenue



$549M
(3.8% of Net Sales)
R&D Spend



Technology-Rich Products Across the Crop Cycle



~27,900
Global Employees



~3,100
Independent Dealers and Distributors in ~140 Countries

Multibrand Focus

   

Financial Highlights

(In millions, except for share amounts)



NET SALES

2021 $11,138
2022 $12,651
2023 $14,412

ADJUSTED OPERATING INCOME

2021 $1,017
2022 $1,308
2023 $1,732

ADJUSTED EARNINGS PER SHARE

2021 $10.38
2022 $12.42
2023 $15.55

FREE CASH FLOW

2021 $390
2022 $450
2023 $585

CEO message

Dear fellow shareholders, employees, customers and dealers:

There has never been a more exciting time to be in the agricultural business. Technology is transforming how farmers operate and providing them with the potential to produce more food in more resource-efficient ways, a critical need given the world's expanding population. AGCO's Farmer-First focus centers on helping them realize this potential and enables them to operate more profitably and sustainably.

AGCO took a transformational step in its technology transformation in 2023 with the announcement of a joint venture (JV) with Trimble, which, when it closes, is expected to create an industry-leading global mixed-fleet precision ag platform to better serve farmers and original equipment manufacturers (OEMs). Combined with award-winning equipment and solutions, the highest levels of employee engagement and customer satisfaction, increased market share and record earnings, our teams around the world made significant strides in 2023 to advance AGCO and agriculture.

A Third Consecutive Year of Record Performance

Our Farmer-First strategy continues to deliver strong results. During 2023, we achieved new highs in net sales, earnings per share and adjusted operating margins. We reported net sales of $14.4 billion, an increase of approximately 14% from the previous year. Reported earnings per share was $15.63 and adjusted earnings per share was $15.55, reflecting increases of approximately 31.7% and 25.2%, respectively, from 2022.



Adjusted operating margins reached 12%, an increase of 170 basis points compared to 2022 when we grew margins to just over 10%, which was a milestone at the time. We concluded the year reporting the sixth consecutive quarter of adjusted operating margins exceeding 10.5%. The performance illustrates how we have structurally transformed our business as we move closer to achieving our midcycle 12% operating margin target.

The continued strength of our results also enables us to keep rewarding our shareholders. During 2023, we increased our quarterly dividend 21% to $0.29 from the previous year and, for the third consecutive year, declared a special variable dividend reflecting our strong financial position.

We Win When Farmers Win

Underpinning these results was the effective execution of our Farmer-First strategy, anchored in a focus on margin-rich opportunities: globalizing a full line of Fendt-branded products, expanding our precision ag business and growing our parts and service business.

Of those three, the largest contributor in 2023 was the globalization and full-line product rollout of our Fendt premium brand. We continue to increase market share outside Europe through a step-by-step dealer expansion. In North America we have increased market coverage from about 40% to approximately 80% over the last five years and expect to grow that coverage up to 95% over the next several years; we will follow a similar path in South America. With expansion comes growth. Notably, in 2023, our Fendt-branded sales in those markets increased over 90%, nearly reaching our five-year growth target of $1.5 billion ahead of schedule.

The Power of Precision

A commitment to innovation and new product development is foundational to our growth agenda. We have increased our investment in engineering and research and development (R&D) by 60% since 2020, with about 65% focused on smart machines and clean energy since 2021. New patents and new product launches are accelerating — with an increase in first patent filings of 90% over the past five years — all in pursuit of one clear vision: to become farmers' most trusted partner for industry-leading smart farming solutions.

AGCO is a leader in precision agriculture, offering solutions that enable farmers to increase both profitability and sustainability. Uniquely, we focus on retrofit first and OEM solutions for all farmers, regardless of the brand of equipment they own, transforming their equipment into smarter, more efficient machines and implements.

The most important 2023 milestone in our technology journey was the agreement to acquire an 85% interest in Trimble's portfolio of agricultural assets and technologies. The JV, expected to close in the first half of 2024, conditional on regulatory approvals, will provide farmers more comprehensive technology offerings around guidance, autonomy, precision spraying, connected farming, data management and sustainability.

By combining the cornerstones of our precision ag portfolio — the JV and Precision Planting — we will be positioned to drive outsized growth and provide next-generation technologies to even more farmers around the world.

Also in 2023, we further enhanced our precision ag capabilities through an agreement to acquire digital assets from FarmFacts GmbH, a leader in farm management information software. FarmFacts specializes in software for farmers and service providers to generate field action plans from prescription maps to guidance line creation.

Investing in startup companies, incubators and higher education and research institutions is an important way we fuel innovation. To this end, we launched AGCO Ventures in 2023, formalizing our approach to sourcing and funding new and early-stage technologies focused on ag technology, environmental and alternative fuel sources, and information management and analysis to support farmers worldwide.

Global Parts Performance Drives Growth

The third area of focus for high-margin growth is our global parts and service business. In North America and Europe, we lead the industry in parts fill rates — having the right parts in the right place when the farmer needs them — and in South America, we have made significant progress toward achieving a similar leadership position.

We are also helping dealers become more proactive with their service and parts offerings through expanded digital capabilities that leverage the growing number of connected machines, which now total about 75,000. Our digital tools can flag performance issues before they become problems — information that, when shared with farmers, helps them stay productive in the field. In addition, connecting dealers with digital tools that enable them to manage inventory and have the right part at the counter when the farmer needs it has contributed to 9% average growth in our parts business over the past four years — double the rate for the four years prior.

Optimizing the Portfolio

Another way we are transforming our business is by optimizing a respected legacy brand — Massey Ferguson. Over the past three years, the brand has increased its top line by 90% and grown profitability, driven by new product introductions, dealer network transformation, and improving product quality and farmers' experience with the brand.

As part of our broader portfolio transformation, in 2023 we announced we were placing our Grain & Protein business under strategic review. We will assess all strategic options to ensure our Grain & Protein customers are serviced in the best way possible and that the business is best positioned to maximize its full potential.

A Path to Decarbonization

We are passionate about making a positive contribution to society and the environment while facilitating a pathway to global food security. Notably, we are taking robust action to reduce greenhouse gas emissions in both our own operations and our value chain, and recently announced new targets to reduce Scope 1 and 2 emissions by 55% by 2033 and 90% by 2050.



We are passionate about making a positive contribution to society and the environment while facilitating a pathway to global food security."

Beyond our own emissions, AGCO and its brands are focused on sustainably maximizing farmer impact and value with products and technologies, including automated features that enable smart farming, tractors that reduce soil compaction and AGCO Power CORE engines that run on sustainable fuel. We are also developing a climate transition plan that will detail how we intend to decarbonize both our operations and value chain, to manage climate-related risks and to execute a strategy to mitigate those risks.

The Team Behind Our Farmers and Our Growth

Foundational to our Farmer-First strategy is a Farmer-First culture. Our nearly 28,000 employees around the world are united by a common set of Cultural Beliefs that put our farmers' success at the center of everything, raise challenges, debate respectfully and maximize results through teamwork and aligned actions. AGCO is intent on being not only the investment of choice and partner of choice of farmers, but also the employer of choice as measured by employee engagement. We have set a 2025 target to achieve 75% employee engagement, and in 2023 our trajectory continued upward, with our engagement score increasing to an all-time high of 71%.

We are immensely grateful to this committed team around the world for delivering another record-breaking year. Putting farmers first is creating a more valuable enterprise and enhancing value for all AGCO stakeholders.

Sincerely,

Eric Hansotia

Eric P. Hansotia
Chairman, President & CEO

Reconciliation of Non-GAAP Measures

(In millions, except for share amounts)

Years Ended December 31,	2023			2022			2021		
	Income from Operations[2]	Net Income[1]	Net Income per Share[1][2]	Income from Operations	Net Income[1][2]	Net Income per Share[1][2]	Income from Operations	Net Income[1]	Net Income per Share[1]
As reported	**$1,700.4**	**$1,171.4**	**$15.63**	$1,265.4	$889.6	$ 11.87	$1,001.4	$ 897.0	$11.85
Impairment charges	**4.1**	**4.1**	**0.05**	36.0	23.8	0.32			
Restructuring expenses	**11.9**	**9.5**	**0.13**	6.1	4.8	0.06	15.3	11.8	0.16
Gain on full acquisition of IAS joint venture	—	—	—	—	(3.4)	(0.05)	—	—	—
Write-down of investment in Russian finance joint venture	—	—	—	—	4.8	0.06	—	—	—
Transaction-related costs	**16.0**	**11.8**	**0.16**	—	—	—	—	—	—
Argentina currency devaluation impact	—	**45.8**	**0.61**	—	—	—	—	—	—
Divestiture-related foreign currency translation release	—	**8.2**	**0.11**	—	11.4	0.15	—	—	—
Discrete tax items	—	**(85.9)**	**(1.15)**	—	—	—	—	—	—
Deferred income tax adjustments	—	—	—	—	—	—	—	(123.4)	(1.63)
As adjusted	**$1,732.3**	**$1,164.9**	**$15.55**	$1,307.5	$930.9	$ 12.42	$1,016.7	$ 785.4	$10.38

(1) Net income and net income per share amounts are after tax.
(2) Rounding may impact summation of amounts.

Years Ended December 31,	2023	2022	2021
Net cash provided by operating activities	**$1,103.1**	$ 838.2	$ 660.2
Less: capital expenditures	**$ (518.1)**	$(388.3)	$(269.8)
Free cash flow	**$ 585.0**	$ 449.9	$ 390.4

Forward-Looking Statements

For our Forward-Looking Statements, please see the last page of the report.





2024 Proxy Statement and Notice of Annual Meeting of Stockholders

[THIS PAGE INTENTIONALLY LEFT BLANK]



Notice of Annual Meeting of Stockholders



TIME AND DATE
9:00 a.m., Eastern Time, on Thursday, April 25, 2024



PLACE
AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096



RECORD DATE
Only stockholders of record as of the close of business on March 15, 2024 are entitled to notice of and to vote at the Annual Meeting or any postponement or adjournment thereof. Attendance at the Annual Meeting is limited to stockholders of record at the close of business on March 15, 2024, and to any invitees of the Company.



INSPECTION OF LIST OF STOCKHOLDERS OF RECORD
A list of stockholders as of the close of business on March 15, 2024 will be available for examination by any stockholder for a period of ten days prior to the Annual Meeting at our offices at the above address during normal business hours.

ITEMS OF BUSINESS:

1. To elect ten directors to the Board of Directors for terms expiring at the Annual Meeting in 2025;

2. To consider a non-binding advisory resolution to approve the compensation of the Company's named executive officers ("NEOs");

3. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2024; and

4. To transact any other business that may properly be brought before the meeting.

We urge you to mark and execute your proxy card and return it promptly in the enclosed envelope or vote by telephone or electronically. In the event you are able to attend the meeting, you may revoke your proxy and vote your shares in person.

By Order of the Board of Directors

ROGER N. BATKIN
Corporate Secretary

Atlanta, Georgia
March 25, 2024

Summary

This summary highlights information contained elsewhere in this proxy statement. Since this summary does not contain all of that information, we encourage you to read the entire proxy statement before voting.

ANNUAL MEETING OF STOCKHOLDERS



TIME AND DATE

9:00 a.m., Eastern Time, on Thursday, April 25, 2024



PLACE

AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096



RECORD DATE

March 15, 2024



VOTING

Stockholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.

VOTING RECOMMENDATIONS

Proposal	Board Vote Recommendation
Election of directors	✔ **FOR** EACH NOMINEE
Advisory vote on executive compensation	✔ **FOR**
Ratification of the selection of KPMG LLP	✔ **FOR**

DIRECTOR NOMINEES

The following table provides summary information about each nominee. Directors are elected annually. AGCO has majority voting in uncontested elections of directors, such as this election. In the event that a nominee does not receive the affirmative vote of a majority of the votes cast in person or by proxy, he or she is required to tender his or her resignation.

Name	Age	Director Since	Brief Biography	Independent	EC	AC	TC	FC	GC	SC
Michael C. Arnold	67	2013	Lead Director of AGCO Corporation, Former President and CEO, Ryerson Inc.	✓	●				●	
Sondra L. Barbour	61	2019	Former Executive Vice President, Lockheed Martin Corporation	✓	●	● (Chair)	●	●		
Suzanne P. Clark	56	2017	President, Chief Executive Officer, U.S. Chamber of Commerce	✓	●		● (Chair)			●
Bob De Lange	54	2021	Group President, Services, Distribution and Digital, Caterpillar Inc.	✓	●				●	● (Chair)
Eric P. Hansotia	55	2020	Chairman, President & CEO, AGCO Corporation		● (Chair)					
George E. Minnich	74	2008	Former Senior Vice President and CFO, ITT Corporation	✓	●	●		● (Chair)	●	
Niels Pörksen	60	2021	Chief Executive Officer, Südzucker AG	✓				●	●	
David Sagehorn	60	2022	Former Executive Vice President and CFO, Oshkosh Corporation	✓		●	●			
Mallika Srinivasan	64	2011	Chairman and Managing Director, Tractors and Farm Equipment Limited (India)							●
Matthew Tsien	63	2021	Former Executive Vice President and Chief Technology Officer, General Motors and Former President of General Motors Ventures	✓		●	●			

EC	Executive Committee	TC	Talent and Compensation Committee	GC	Governance Committee	●	Chair
AC	Audit Committee	FC	Finance Committee	SC	Sustainability Committee	●	Member

Board Diversity Matrix (As of March 15, 2024)										
Total Number of Directors: 10										
	Arnold	**Barbour**	**Clark**	**De Lange**	**Hansotia**	**Minnich**	**Pörksen**	**Sagehorn**	**Srinivasan**	**Tsien**
Demographic Background										
African American or Black										
Asian										✔
Indian									✔	
White	✔	✔	✔	✔		✔	✔	✔		
Hispanic or Latinx										
Alaskan Native or Native American										
Two or More Race or Ethnicity					✔					
LGBTQ+										
Did Not Disclose Demographic Background										
Gender Identity										
Male	✔			✔	✔	✔	✔	✔		✔
Female		✔	✔						✔	
Non-Binary										
Did Not Disclose Gender										



DIVERSITY OF NOMINEES



30%
30%
70%
70%
■ Gender
■ Ethnic

BOARD TENURE OF NOMINEES[1]



5
2
3
< 4 years   4-8 years   > 8 years

[1] As of March 15, 2024.

GOVERNANCE UPDATE

Commencing in 2020, we have focused significant attention on a systematic and comprehensive review of our governance practices. Changes to-date include:

- Adoption of a five-year term limit for chairs of our Audit, Governance and Talent and Compensation Committees;
- A general refresh of committee assignments in order to bring fresh perspectives;
- A strengthening of our Lead Director duties;
- Adoption of a five-year term limit for our Lead Director;
- An increase in the share ownership requirements for our directors and CEO;
- Continuation of our board refresh process, with the addition of five new independent members within the last four years; and
- A tightening of our hedging and pledging policy.

The Governance Committee will continue to review and update our governance practices to serve the best interests of all of our shareholders.

EXECUTIVE COMPENSATION ADVISORY VOTE

We are asking stockholders to approve on an advisory basis our named executive officer compensation.

Commencing in 2020, in response to shareholder feedback, the Talent and Compensation Committee implemented significant changes to the performance-based aspects of our executive compensation, including:

• Changing the Chair of the Talent and Compensation Committee;

• Engaging a new independent compensation consultant;

• Significantly modifying executive retirement benefits;

• Refreshing the peer group of companies used for comparative purposes; and

• Implementing a system that increases and decreases key incentive compensation goals to reflect overall industry performance.

For more information on the Company's executive compensation programs, please see "Proposal 2 — Non-Binding Advisory Resolution to Approve the Compensation of the Company's NEOs" and "Compensation Discussion and Analysis" in this proxy statement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As a matter of good corporate governance, we are asking our stockholders to ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for 2024. KPMG LLP served as the Company's independent registered public accounting firm for 2023 and is considered to be well-qualified. The Company's Audit Committee considered a number of factors when selecting KPMG LLP, including qualifications, staffing considerations, and independence and quality controls.

Set forth below is summary information with respect to KPMG LLP's fees for services provided in 2023 and 2022.

Type of Fees	2023		2022	
		(in thousands)		
Audit Fees	$	7,873	$	7,741
Audit-Related Fees		97		62
Tax Fees		—		—
Other Fees		—		—
Total	$	7,970	$	7,803

Table of Contents

Information Regarding the Annual Meeting

INFORMATION REGARDING PROXIES

This proxy solicitation is made by the Board of Directors of AGCO Corporation, which has its principal executive offices at 4205 River Green Parkway, Duluth, Georgia 30096. By signing and returning the enclosed proxy card, you authorize the persons named as proxies on the proxy card to represent you at the meeting and vote your shares.

If you attend the meeting, you may vote by ballot. If you do not attend the meeting, your shares can be voted only when represented by a proxy either pursuant to the enclosed proxy card or otherwise. You also may vote over the telephone or electronically via the internet as described on the proxy card provided to you. You may indicate a vote on the enclosed proxy card in connection with any of the listed proposals, and your shares will be voted accordingly. If you indicate a preference to abstain from voting, no vote will be cast. You may revoke your proxy card before balloting begins by notifying the Corporate Secretary in writing at 4205 River Green Parkway, Duluth, Georgia 30096. In addition, you may revoke your proxy card before it is voted by signing and delivering prior to the voting a proxy card bearing a later date. You may also revoke your proxy card by attending the meeting and voting in person. If you return a signed proxy card that does not indicate your voting preferences, the persons named as proxies on the proxy card will vote your shares (i) in favor of all of the ten director nominees described below; (ii) in favor of the non-binding advisory resolution to approve the compensation of the Company's NEOs; (iii) in favor of ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2024; and (iv) in their best judgment with respect to any other business brought before the Annual Meeting.

The enclosed proxy card is solicited by the Board, and the cost of solicitation of proxy cards will be borne by the Company. The Company may retain an outside firm to aid in the solicitation of proxy cards, the cost of which the Company expects would not exceed $25,000. Proxy solicitation also may be made personally or by telephone by directors, officers or employees of the Company, without added compensation. The Company will reimburse brokers, custodians and nominees for their customary expenses in forwarding proxy material to beneficial owners.

This proxy statement and the enclosed proxy card are first being sent to stockholders on or about March 25, 2024. The Company's 2023 Annual Report on Form 10-K is also enclosed and should be read in conjunction with the matters set forth herein.

INFORMATION REGARDING VOTING

Only stockholders of record as of the close of business on March 15, 2024, are entitled to notice of and to vote at the Annual Meeting. On March 15, 2024, the Company had outstanding 74,617,985 shares of common stock, each of which is entitled to one vote on each matter coming before the meeting. No cumulative voting rights exist, and dissenters' rights for stockholders are not applicable to the matters being proposed.

QUORUM REQUIREMENT

A quorum of the Company's stockholders is necessary to hold a valid meeting. The Company's By-Laws provide that a quorum is present if a majority of the outstanding shares of common stock of the Company entitled to vote at the meeting are present in person or represented by proxy. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of elections appointed for the meeting, who determine whether a quorum is present for the transaction of business. Abstentions and "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present. A broker non-vote occurs on an item when a broker or other nominee is not permitted to vote on that item without instruction from the beneficial owner of the shares and the beneficial owner did not give instruction.

VOTE NECESSARY FOR THE ELECTION OF DIRECTORS

Directors are elected by a majority of the votes cast in person or by proxy at the Annual Meeting. See "Proposal 1 — Election of Directors" in this proxy statement for a more detailed description of the majority voting procedures in our By-Laws.

Under the New York Stock Exchange ("NYSE") rules, if your broker holds your shares in its name, your broker <u>is not</u> permitted to vote your shares with respect to the election of directors if your broker does not receive voting instructions from you. Abstentions and broker non-votes will not affect the election outcome.

VOTE NECESSARY TO ADOPT THE NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF THE COMPANY'S NEOs

Adoption of the non-binding advisory resolution to approve the compensation of the Company's NEOs requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting. Because the stockholder vote on this proposal is advisory only, it will not be binding on the Company or the Board. However, the Talent and Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as the Talent and Compensation Committee deems appropriate.

Under the NYSE rules, if your broker holds your shares in its name, your broker <u>is not</u> permitted to vote your shares with respect to the non-binding advisory resolution to approve the compensation of the Company's NEOs if your broker does not receive voting instructions from you. Abstentions and broker non-votes will not affect the vote on this proposal.

VOTE NECESSARY TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2024 requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting.

Under the NYSE rules, if your broker holds your shares in its name, your broker <u>is</u> permitted to vote your shares with respect to the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2024 even if your broker does not receive voting instructions from you. Abstentions and broker non-votes will not affect the vote on this proposal.

OTHER MATTERS

With respect to any other matter that may properly come before the Annual Meeting for stockholder consideration, a matter generally will be approved by the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting unless the question is one upon which a different vote is required by express provision of the laws of Delaware, federal law, the Company's Certificate of Incorporation or the Company's By-Laws or, to the extent permitted by the laws of Delaware, the Board has expressly provided that some other vote shall be required, in which case such express provisions shall govern.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

As required by rules adopted by the United Stated Securities and Exchange Commission, the Company is making this proxy statement and its annual report available to stockholders electronically via the Internet. The proxy statement and annual report to stockholders are available at www.agcocorp.com. The proxy statement is available under the heading "SEC Filings" in our website's "Investors" section and the annual report to stockholders is available under the heading "Annual Reports" in our website's "Investors" section.



PROPOSAL
1

ELECTION OF DIRECTORS

 **The Board recommends a vote "FOR" the nominees.**

The Company's By-Laws provide for a "majority voting" standard for the election of directors in uncontested elections. If an incumbent director does not receive the requisite majority vote, he or she would continue as a "carry over" director, but is required to tender his or her resignation. In that event, the Governance Committee will determine whether to accept the director's resignation and will submit its recommendation to the Board. In deciding whether to accept a director's resignation, our Governance Committee and the Board may consider any factors that they deem relevant. Our By-Laws also provide that the director whose resignation is under consideration will abstain from the deliberation process with respect to his or her resignation.

In the event that a stockholder proposes a nominee to stand for election with nominees selected by the Board, and the stockholder does not withdraw the nomination prior to the tenth day preceding our mailing the notice of the stockholders meeting (i.e., a "contested election"), then our By-Laws provide that directors will be elected by a plurality vote.

For this year's Annual Meeting, the Governance Committee has recommended, and the Board has nominated, the ten individuals named below to serve as directors until the Annual Meeting in 2025 or until their successors have been duly elected and qualified. The following is a brief description of the business experience, qualifications and skills of each of the nominees:



MICHAEL C. ARNOLD

Age: **67**

Director since **October 2013**
Lead Director since **January 2021**

- Former President and Chief Executive Officer of Ryerson Inc.
- Various senior management positions with The Timken Company from 1979 to 2010 including Executive Vice President; President, Bearings and Power Transmission Group; President, Industrial Group; Vice President, Bearings and Business Process Advancement; Director, Bearings and Business Process Advancement; Director, Manufacturing and Technology, Europe, Africa and West Asia (Europe)
- Lead Independent Director of the Board of Directors of Kaiser Aluminum Corporation, where he also serves on the Executive Committee and is Chairman of the Nominating and Governance Committee
- Former member of the Board of Directors of Gardner Denver, Inc.

Qualifications and Skills:
As CEO of Ryerson, Mr. Arnold led the transformation of the business under private equity ownership into a leader in its industry, and then through its successful initial public offering in 2014. At Ryerson and previously Timken, Mr. Arnold was a supplier to the agricultural industry, and at both developed extensive manufacturing and distribution expertise. As an independent director at Gardner Denver, he had an integral role in the sale of Gardner Denver to KKR. Mr. Arnold brings public company board and management, mergers & acquisitions, capital allocation, manufacturing, distribution, supply chain, strategy and technology expertise to the Board. In addition, Mr. Arnold has significant international experience, having been responsible for global businesses with facilities worldwide.



SONDRA L. BARBOUR

Age: **61**

Director since **April 2019**

- Former Executive Vice President, Leidos Holdings, Inc. from August 2016 to January 2017
- Former Executive Vice President, Information Systems & Global Solutions, Lockheed Martin Corporation from April 2013 to August 2016
- Various leadership positions at Lockheed Martin Corporation from 1986 to 2013, including Chief Information Officer, Vice President of Corporate Internal Audit, Business Area Chief Information Officer and Vice President of Operations
- Member of the Board of Directors of Nisource, Inc., where she serves on the Audit and Environmental, Social, Nominating and Governance Committees
- Former member of the Board of Directors of 3M Company and Perspecta Inc.
- Member of the Fox School of Business Management Information Systems Advisory Board

Qualifications and Skills:
During her 30-year career with Lockheed Martin, retiring as Executive Vice President of Information Systems & Global Solutions, Ms. Barbour oversaw one of the largest and most sophisticated information technology functions in the world, involving not just the routine IT functions of a 110,000+ employee business, but also supporting the design and manufacturing of fighter jets and other complex defense hardware and the provision of a broad range of technical, scientific, logistics, system integration and cybersecurity services to customers. She also managed Lockheed's internal audit function. Ms. Barbour brings to the Board substantial information technology, internal control and international experience.



SUZANNE P. CLARK

Age: **56**

Director since **April 2017**

- Chief Executive Officer of the U.S. Chamber of Commerce since March 2021
- President of the U.S. Chamber of Commerce since June 2019
- Former Senior Executive Vice President and former Chief Operating Officer of the U.S. Chamber of Commerce
- Led a prominent financial information boutique, Potomac Research Group (PRG), from 2010 through September 2014
- Formerly with the Atlantic Media Company as President of the National Journal Group, a premier provider of information, news and analysis for Washington's policy and political communities
- Member of the Board of the Economic Club of Washington, D.C.
- Former President of International Women's Forum (Washington Chapter), a global group of leading women in business, law, government, technology and the arts
- Member of the Board of Directors of TransUnion, where she serves as the Chair of the Risk and Compliance Committee and serves on the Audit Committee

Qualifications and Skills:
As Chief Executive Officer of the U.S. Chamber of Commerce, Ms. Clark has unequaled insight into American industry and commerce as well as the international interests of the Chamber's 300,000 members. Ms. Clark brings to the Board the ability to provide real-time guidance on many of the critical issues being considered in Washington and elsewhere, which could affect AGCO's strategy and operations including sustainability, government regulation and trade and commerce.



BOB De LANGE

Age: **54**

Director since **January 2021**

- Group President, Services, Distribution and Digital of Caterpillar Inc., responsible for management of the Caterpillar brand and distribution network
- Various leadership positions since joining Caterpillar Inc. in 1993, including Group President of Construction Industries, Vice President, Excavation Division, and Worldwide Product Manager, Earthmoving Division

Qualifications and Skills:
As a senior executive at Caterpillar, Mr. De Lange has unique experience from working at an international business that bears many similarities to AGCO in the issues that it faces as a result of its manufacture and distribution of highly-engineered equipment through a global manufacturing base and a broad network of distributors. Mr. De Lange brings to the Board direct experience and expertise in digitalization and the development of dealer capability against a background of the product design, supply chain, manufacturing and distribution issues experienced by AGCO. Mr. De Lange's global experience includes world-wide product management responsibilities with significant work assignments in Europe and Asia.



ERIC P. HANSOTIA

Age: **55**

Director since **October 2020**

- Chairman, President & CEO since January 1, 2021
- Senior Vice President — Chief Operating Officer of AGCO from January 2019 to December 2020; Senior Vice President, Global Crop Cycle and Fuse Connected Services, from 2015 to January 2019; and Senior Vice President, Global Harvesting and Advanced Technology Solutions, from 2013 to 2015.
- Prior to joining AGCO, Mr. Hansotia held several positions within John Deere including Senior Vice President, Global Harvesting, from 2012 to 2013, and Vice President, Global Crop Care based in Mannheim, Germany from 2009 to 2012. Prior positions with John Deere included General Manager, Harvester Works from 2005 to 2009; Vice President, Global Forestry from 2004 to 2005; and various roles at John Deere from 1993 to 2004.
- Member of the Board of Directors of Toro Co., where he serves on the Nominating and Governance and Compensation and Human Resources Committees

Qualifications and Skills:

With more than 30 years of experience in the agricultural equipment industry, including working in Europe, Mr. Hansotia has direct and extensive experience in almost every aspect of our business and has broad industry knowledge in order to be able to address the needs of farmers throughout the world. Mr. Hansotia has extensive experience in the agricultural equipment industry in the areas of engineering, quality, advanced technology, manufacturing and product management. More recently, he has led AGCO's growing focus on precision agriculture, which we view as critical to the success of our farmers and the long-term sustainability of our food supply. Mr. Hansotia brings to the Board a strong strategic view on the future trends in global agriculture, proven global leadership experience as well as valuable subject matter expertise.



GEORGE E. MINNICH

Age: **74**

Director since **January 2008**

- Former Senior Vice President and Chief Financial Officer of ITT Corporation from 2005 to 2007
- Several senior finance positions at United Technologies Corporation, including Vice President and Chief Financial Officer of Otis Elevator from 2001 to 2005 and Vice President and Chief Financial Officer of Carrier Corporation from 1996 to 2001
- Various positions within Price Waterhouse (now PricewaterhouseCoopers LLP) from 1971 to 1993, serving as an audit partner from 1984 to 1993
- Formerly served as a member of the Board of Belden Inc. and Kaman Corporation

Qualifications and Skills:

Through his service as the Chief Financial Officer of a leading corporation and a former audit partner, Mr. Minnich has broad experience in a range of important issues that face every public company, including capital structure and allocation, accounting, internal control environment and risk management. Mr. Minnich also has had substantial experience on the audit committees of three publicly-traded companies, having chaired each of them. Mr. Minnich brings to the Board expertise that enables the Board to fulfill several different critical functions.



NIELS PÖRKSEN

Age: **60**

Director since **October 2021**

- Chief Executive Officer at Südzucker AG since 2020; Südzucker AG (SZU: GR Xetra) is based in Germany and is one of the world's largest sugar producers
- Former Group Executive of Portfolio Solutions at Nufarm, a leading agricultural chemical company based in Australia
- Former member of the Executive Board of Nordzucker
- Former Chairman of the Board of Industrieverbrand Agrar, a European agriculture industry association
- Various leadership positions with German-based BASF in various countries including Divisional Head of Global Strategic Marketing, Managing Director for Plant Protection and Head of Product Development, Consulting and Registration

Qualifications and Skills:

As a senior executive in the agricultural chemicals and commodities industries for over 20 years, Mr. Pörksen brings first-hand experience of many of the issues that farmers face throughout the world. Mr. Pörksen has deep strategy experience combined with operational expertise in agricultural engineering, quality, manufacturing, sales, marketing and product management. He also brings a wealth of knowledge and involvement in international agricultural and commodity markets, especially in EME, from which 52% of AGCO's sales are derived.



DAVID SAGEHORN

Age: **60**

Director since **March 2022**

- Former Executive Vice President and Chief Financial Officer of Oshkosh Corporation
- Various other management positions with Oshkosh Corporation from 2000 to 2007, including Vice President and Treasurer; Vice President, Business Development; and Vice President, Defense Segment
- Member of the Board of Directors of Chart Industries, Inc., where he serves on the Compensation Committee and is Chair of the Audit Committee

Qualifications and Skills:

Through his service for 13 years as the Chief Financial Officer of a large, multi-national manufacturer of construction, defense and other heavy equipment, Mr. Sagehorn has first-hand experience with many of the finance and accounting issues faced by AGCO, as well as with the global compliance environment. His prior experience in business development adds value as AGCO continues to consider expansion through acquisitions, particularly in the precision farming area. His expertise also adds depth to the Board's expertise with audit, public-company disclosure and related functions.



MALLIKA SRINIVASAN

Age: **64**

Director since **July 2011**

- Chairman of Tractors and Farm Equipment Limited, the second largest agricultural tractor manufacturer in India, since December 2019 and previously held various progressing positions at TAFE since 1986
- Chairperson of the Indian Government's Public Enterprises Selection Board
- Core Member of the BRICS Women's Alliance
- Former member of the Board of Directors of Tata Steel Limited (India) and Tata Consumer Products Limited (India)
- Former President of the Tractor Manufacturers Association of India
- Former member of the Board of Governors of the Indian Institute of Technology, Madras, and the Indian Institute of Management, Tiruchirappalli

Qualifications and Skills:
As the leader of India's second largest tractor manufacturer, Ms. Srinivasan has over 37 years of first-hand experience in the agricultural farm machinery industry in India, emerging markets, and several of other markets served by AGCO. Ms. Srinivasan also has expertise in strategy and works in policy formulation and leadership development at corporate, state and national levels. Ms. Srinivasan brings to the Board both agricultural equipment and distribution knowledge and expertise together with public company board service.



MATTHEW TSIEN

Age: **63**

Director since **January 2021**

- Director, Magna International since May 2023
- Former Executive Vice President and Chief Technology Officer, General Motors
- Former President, General Motors Ventures, 2020 to 2021
- Former President of General Motors China 2014 to 2020
- Various other leadership positions since joining General Motors in 1976, including Executive Vice President and President of GM China; Vice President Planning, Program Management and Strategic Alliances, China; Executive Vice President, SAIC-GM-Wuling Automotive; Executive Director, Global Technology Engineering; Executive Director, Vehicle Systems, North America Product Development; Chief Technology Officer and Director, Business Planning, GM China

Qualifications and Skills:
Through his 40-year career with General Motors prior to his recent retirement, including his roles as Executive Vice President and Chief Technology Officer, Mr. Tsien helped lead one of the largest manufacturers in the U.S. evolve through successive generations of technology and performance requirements. He also has exceptional international experience, including his service as President of GM China, where he held profit and loss responsibility and led 50,000 workers producing automobiles for both the Chinese market and export. Mr. Tsien brings to the Board years of experience in engineering, electrification, connectivity, manufacturing, supply chain management and product design. Mr. Tsien has significant expertise in the management of, and investment in, evolving technologies.

DIRECTOR RECRUITMENT

On an ongoing basis, we actively are seeking potential director candidates. Our Governance Committee, working with its independent advisors, identifies the skills that are desirable in light of the skills of our existing directors, particularly those who are expected to retire in the near-term, and regularly interviews potential candidates. As an example, David Sagehorn, who joined the Board in 2022, brought experience in finance and accounting, both of which were skills that the Governance Committee identified as important for a future director.

Board of Directors and Corporate Governance

DIRECTOR INDEPENDENCE

In accordance with the rules of the NYSE, the Board has adopted categorical standards to assist it in making determinations of its directors' independence. The Board has determined that in order to be considered independent, a director must not:

- be an employee of the Company or have an "immediate family member," as that term is defined in the General Commentary to Section 303A.02(b) of the NYSE rules, who is an executive officer of the Company at any time during the preceding three years;

- receive or have an immediate family member who receives or solely own any business that receives during any twelve-month period within the preceding three years direct compensation from the Company or any subsidiary or other affiliate in excess of $120,000, other than for director and committee fees and pension or other forms of deferred compensation for prior service to the Company or, solely in the case of an immediate family member, compensation for services to the Company as a non-executive employee;

- be a current partner or current employee of a firm that is the internal or external auditor of the Company or any subsidiary or other affiliate, or have an immediate family member that is a current partner or current employee of such a firm who personally works on an audit of the Company or any subsidiary or other affiliate;

- have been or have an immediate family member who was at any time during the preceding three years a partner or employee of such an auditing firm who personally worked on an audit of the Company or any subsidiary or other affiliate within that time;

- be employed or have an immediate family member that is employed either currently or at any time within the preceding three years as an executive officer of another company in which any present executive officers of the Company or any subsidiary or other affiliate serve or served at the same time on the other company's Talent and Compensation Committee; or

- be a current employee or have an immediate family member that is a current executive officer of a company that has made payments to or received payments from the Company or any subsidiary or other affiliate for property or services in an amount which, in any of the preceding three years of such other company, exceeds (or in the current year of such other company is likely to exceed) the greater of $1.0 million or two percent of the other company's consolidated gross revenues for that respective year.

In addition, in order to be independent for purposes of serving on the Audit Committee, a director may not:

- accept any consulting, advisory or other compensatory fee from the Company or any subsidiary; or

- be an "affiliated person," as that term is used in Section 10A(m)(3)(B)(ii) of the Securities Exchange Act of 1934 (the "Exchange Act"), of the Company or any of its subsidiaries.

Finally, in order to be independent for purposes of serving on the Talent and Compensation Committee, a director may not:

- be a current or former employee or former officer of the Company or an affiliate or receive any compensation from the Company other than for services as a director;

- receive remuneration from the Company or an affiliate, either directly or indirectly, in any capacity other than as a "director," as that term is defined in Section 162(m) of the Internal Revenue Code; or

- have an interest in a transaction required under SEC rules to be described in the Company's proxy statement.

These standards are consistent with the standards set forth in the NYSE rules, the Internal Revenue Code and the Exchange Act. In applying these standards, the Company takes into account the interpretations of, and the other guidance available from, the NYSE. In affirmatively determining the independence of any director who will serve on the Talent and Compensation Committee, the Board of Directors considers all factors specifically relevant to determining whether such director has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of the Talent and Compensation Committee member, including the independence factors set forth in the NYSE rules.

Based upon the foregoing standards, the Board has determined that all of its directors are independent in accordance with these standards except for Mr. Hansotia and Ms. Srinivasan, and that none of the independent directors has any material relationship with the Company, other than as a director or stockholder of the Company.

The Company and Tractors and Farm Equipment Limited ("TAFE") are parties to a Letter Agreement, dated April 24, 2019, and that expires on April 24, 2024, regarding the current and future accumulation by TAFE of shares of the Company's common stock and certain governance matters, including the Company's nomination of a director candidate selected by TAFE. TAFE's proposed director candidate for 2024 is Ms. Srinivasan, TAFE's Chairman and Managing Director, and the Company intends to nominate Ms. Srinivasan for election by the Company's Board of Directors. The Company and TAFE have several commercial relationships that are material to TAFE. See "Certain Relationships and Related Party Transactions" below for additional information.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board has delegated certain functions to six standing committees: an Executive Committee, an Audit Committee, a Finance Committee, a Governance Committee, a Sustainability Committee and a Talent and Compensation Committee. Each of the committees has a written charter. The Board has determined that each member of the Audit, Governance and Talent and Compensation Committees is an independent director under the applicable rules of the Internal Revenue Code, NYSE and SEC with respect to such committees. The following is a summary of the principal responsibilities and other information regarding each of the committees:

EXECUTIVE COMMITTEE

Chair:	Other Members:
Eric P. Hansotia	Michael C. Arnold Sondra L. Barbour Suzanne P. Clark Bob De Lange George E. Minnich

Principal Responsibilities

- Is authorized, between meetings of the Board, to take such actions in the management of the business and affairs of the Company which, in the opinion of the Executive Committee, should not be postponed until the next scheduled meeting of the Board, except as limited by the General Corporation Law of the State of Delaware, the rules of the NYSE, the Company's Certificate of Incorporation or By-Laws or other applicable laws or regulations.

AUDIT COMMITTEE

Chair:	Other Members:
Sondra L. Barbour	George E. Minnich David Sagehorn Matthew Tsien

Principal Responsibilities

- Assists the Board in its oversight of the integrity of the Company's consolidated financial statements, the Company's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence and the performance of the Company's internal audit function and independent registered public accounting firm.

- Reviews the Company's internal accounting and financial controls, considers other matters relating to the financial reporting process and safeguards of the Company's assets and produces an annual report of the Audit Committee for inclusion in the Company's proxy statement.

- Reviews with management the Company's risk assessment and risk management framework as well as relevant mitigation strategies.

- Oversees cyber risk, information security and technology risk, including management's actions to identify, assess, mitigate and remediate material cybersecurity issues and risks.

- The Board has determined that Ms. Barbour and Messrs. Minnich and Sagehorn are "audit committee financial experts," as that term is defined under regulations of the SEC.

- The report of the Audit Committee for 2023 is set forth under the caption "Audit Committee Report."

FINANCE COMMITTEE

Chair:	Other Members:
George E. Minnich	Sondra L. Barbour Niels Pörksen

Principal Responsibilities

- Assists the Board in the oversight of the financial management of the Company including:
  - the capital structure of the Company;
  - the Company's global financing strategies, objectives and plans;
  - the Company's credit profile and ratings;
  - capital expenditure and investment programs of the Company;
  - the Company's interests in finance joint ventures; and
  - the Company's annual budget process and review.

GOVERNANCE COMMITTEE

Chair:	Other Members:
Michael C. Arnold	Bob De Lange George E. Minnich Niels Pörksen

Principal Responsibilities

- Assists the Board in fulfilling its responsibilities to stockholders by:
  - identifying and screening individuals qualified to become directors of the Company, consistent with independence, diversity and other criteria approved by the Board, and recommending candidates to the Board for all directorships and for service on the committees of the Board;
  - developing and recommending to the Board a set of corporate governance principles and guidelines applicable to the Company; and
  - overseeing the evaluation of the Board.

SUSTAINABILITY COMMITTEE

Chair:	Other Members:
Bob De Lange	Suzanne P. Clark Mallika Srinivasan

Principal Responsibilities

- Assists the Board in the oversight of:
  - the Company's policies, strategies and practices related to environmental matters, namely climate change, greenhouse gas emissions, natural resource management, waste and environmental opportunities;
  - the Company's workplace safety and human rights policies, practices, and strategies;
  - the Company's public disclosure of its sustainability posture and stockholder engagement related to the Company's environmental and social footprint activities; and
  - the Company's identification, assessment and management of risks associated with sustainability issues, including, but not limited to, climate-related risks.

TALENT AND COMPENSATION COMMITTEE

Chair:	Other Members:
Suzanne P. Clark	Sondra L. Barbour David Sagehorn Matthew Tsien

Principal Responsibilities

- Assists the Board with respect to the Company's compensation programs and compensation of the Company's executives.
- Responsible for the succession process for the Chief Executive Officer and other executive officers, including assisting the Board with respect to selecting, developing, evaluating, and retaining the Chief Executive Officer, other executive officers and key talent.
- Has retained Korn Ferry to advise on current trends and best practices in compensation.
- The report of the Talent and Compensation Committee for 2023 is set forth under the caption "Talent and Compensation Committee Report."

COMMITTEE COMPOSITION AND MEETINGS

The following table shows the current membership of each committee and the number of meetings held by each committee during 2023. The Company will determine the composition and chair positions of the respective committees for the remainder of 2024 following the Annual Meeting.

Director	Executive	Audit	Finance	Governance	Sustainability	Talent and Compensation
Michael C. Arnold	● Member			● Chair		
Sondra L. Barbour	● Member	● Chair	● Member			● Member
Suzanne P. Clark	● Member				● Member	● Chair
Bob De Lange	● Member			● Member	● Chair	
Eric P. Hansotia	● Chair					
George E. Minnich	● Member	● Member	● Chair	● Member		
Niels Pörksen			● Member	● Member		
David Sagehorn		● Member				● Member
Mallika Srinivasan					● Member	
Matthew Tsien		● Member				● Member
Total meetings in 2023	**0**	**12**	**5**	**6**	**3**	**7**

● Committee Chair   ● Member

During 2023, the Board held 10 meetings, and each director attended at least 75% of the aggregate number of meetings of the Board and respective committees on which he or she served while a member thereof. Of the 10 meetings held during 2023, five were held in-person and five were held virtually.

IDENTIFICATION AND EVALUATION OF DIRECTOR NOMINEES

The Governance Committee has an ongoing process in place to identify potential Board candidates who possess the skills and personal characteristics that will allow the Board and its committees to best fulfill their responsibilities. As part of this process, the Governance Committee develops specific candidate profiles to guide Board refreshment as needs arise. It has retained a leading global search firm to assist in identifying candidates where appropriate. Since 2017, the Board has added six independent directors who each possess the desired expertise and meet the candidate profiles developed by the Committee.

In addition to the specific profiles established for individual searches, there are a number of factors that the Committee generally views as relevant and is likely to consider to ensure the entire Board, collectively, embraces a wide variety of characteristics. These include:

- career experience, particularly experience that is germane to the Company's business, such as with agricultural products and services, international operations, technology, distribution, product development and worldwide product management, sales, marketing, sustainability, legal, human resources and finance experience;

- experience serving on other boards of directors or in the senior management of companies that have faced issues generally of the level of sophistication that the Company faces;

- contribution to diversity of the Board and a commitment to furthering diversity;

- integrity and reputation;

- wisdom and judgment;

- independence;

- willingness and ability to participate fully in the work of the Board and to attend meetings in person; and

- current membership on the Company's Board — our Board values continuity (but not entrenchment).

The Governance Committee does not assign a particular weight to these individual factors. Similarly, the Committee does not expect to see all (or even more than a few) of these factors in any individual candidate. Rather, the Committee looks for a mix of factors that, when considered along with the experience and credentials of the other candidates and existing directors, will provide stockholders with a diverse and experienced Board.

The Committee strives to recommend candidates who bring a unique perspective to the Board in order to contribute to the collective diversity of the Board. The Board believes that a diversity of experience, gender, race, ethnicity (national origin), age and other factors contributes to effective governance over the affairs of the Company for the benefit of its stockholders. The Governance Committee reviews potential Board candidates against the criteria it has established, develops a short list of candidates to recommend to the Board, obtains Board input on the candidates, arranges interviews, and ultimately makes final recommendations to the Board for consideration. The Committee closely monitors the size and composition of the Board and makes recommendations as to the pace of Board refreshment so that it has the benefit of both fresh perspectives and the knowledge that tenure and experience with the Company provide.

The Governance Committee welcomes recommendations for nominations from the Company's stockholders and evaluates stockholder nominees in the same manner that it evaluates a candidate recommended by other means. In order to make a recommendation, the Committee requires that a stockholder send the Committee:

- a resume for the candidate detailing the candidate's work experience and academic credentials;
- written confirmation from the candidate that he or she (i) would like to be considered as a candidate and would serve if nominated and elected, (ii) consents to the disclosure of his or her name, (iii) has read the Company's Global Code of Conduct (the "Code") and that during the prior three years has not engaged in any conduct that, had he or she been a director, would have violated the Code or required a waiver, (iv) is, or is not, "independent" as that term is defined in the committee's charter, and (v) has no plans to change or influence the control of the Company;
- the name of the recommending stockholder as it appears in the Company's books, the number of shares of common stock that are owned by the stockholder and written confirmation that the stockholder consents to the disclosure of his or her name. (If the recommending person is not a stockholder of record, he or she should provide proof of share ownership);
- personal and professional references for the candidate, including contact information; and
- any other information relating to the candidate required to be disclosed in solicitations of proxies for election of directors or as otherwise required, in each case, pursuant to Regulation 14A of the Exchange Act.

The foregoing information should be sent to the Governance Committee, c/o Corporate Secretary, AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096, who will forward it to the chair of the Committee. The advance notice provisions of the Company's By-Laws provide that for a proposal to be properly brought before a meeting by a stockholder, such stockholder must disclose certain information and give the Company timely notice of such proposal in written form meeting the requirements of the Company's By-Laws no later than 60 days and no earlier than 90 days prior to the anniversary date of the immediately preceding Annual Meeting of stockholders. The Committee does not necessarily respond directly to a submitting stockholder regarding recommendations.

In the event that a stockholder decides to formally nominate an individual for election as a director, as contrasted with recommending an individual to the Governance Committee, the process for such nomination is described in the By-Laws of the Company.

STOCKHOLDER OUTREACH AND GOVERNANCE UPDATE

STOCKHOLDER OUTREACH

We value and place a great importance on maintaining an active stockholder outreach process. We engage in discussions with stockholders throughout the year and invite shareholders representing approximately 60% of our shares that request the opportunity to discuss AGCO with them and hold discussions with each shareholder who requests a meeting. These discussions include the topics of business strategy, financial performance, technology and innovation, sustainability and compensation. We also talked with over 100 other stockholders during the course of 2023 as part of regular engagement with our investor relations team.

GOVERNANCE UPDATE

In the summer of 2020, our Governance Committee began a systematic and comprehensive review of governance practices with the objective being to consider topics at each meeting and, over a reasonable time, to update our practices where the Committee concluded that there were alternative or additional practices that are in the best interests of our stockholders. To assist it in this process, the independent directors identified and retained a recognized independent expert. Subsequently, the Governance Committee considered in depth various governance topics, including:

- *Committee Chair Rotation*. The Governance Committee implemented a term limit of five years for the Chairs of the Audit, Governance and Talent and Compensation Committees. While many companies do not have term limits for committee chairs – less than 20% of the S&P 500 have a policy on this – for those that do, almost 60% apply a five-year limit. We believe that the limit will better assure fresh perspectives in each committee's consideration of appropriate topics. We also believe that a five-year limit is a best practice.

- *Committee Structure and Refreshment*. We reviewed the board committee structure and considered the suggestion that there be a separate Strategy Committee. That suggestion was not adopted based on the strong belief of our directors that strategy is the responsibility of all directors and should not be delegated. We also reviewed board committee membership and rotated committee members to enhance Board knowledge and continue to bring fresh perspectives. In 2022, we added a Sustainability Committee.

- *Lead Director Duties*. When the Lead Director role initially was implemented, the Company adopted broad duties for the Lead Director consistent with those of other large publicly-traded companies and the views at the time of the largest proxy advisors. The Governance Committee expanded those duties to reflect evolving practice in the area. The expanded duties include, among other things, a clearer role in overseeing meetings of non-management and independent directors, authority to implement decisions and recommendations of independent directors, authority to retain advisors and consultants with respect to all board functions (and not just with respect to compensation and recruiting), and a broader role in reviewing the performance of the Board. We believe that our revised Lead Director duties provide a robust role and reflect best practices.

- *Lead Director Rotation*. Consistent with the discussion above of committee chair rotation, the Governance Committee implemented a limit for the Lead Director role, in the absence of exceptional circumstances, of five years. Almost no data is available with respect to practices elsewhere, but we believe that this is a prudent practice.

- *Share Ownership Requirements*. The Governance Committee reviewed the share ownership requirements for directors at 17 peer companies. The requirement generally ranged from three-times to eight-times a director's cash retainer, with 11 companies applying a five-times requirement and, the next most common, four companies applying a three-times requirement. Based upon this review, the Governance Committee increased the requirement for our directors from four-times to five-times.

At the same time, consistent with data on share ownership policies with respect to executive officers, the Governance Committee increased the share ownership requirement for our CEO from five-times to six-times base compensation. We believe that the revised ownership requirements reflect best practices.

- *Board Size and Composition*. Consistent with its annual practice, the Governance Committee reviewed the Board's size and structure and considered it relative to the extensive ongoing Board refresh process the Board is pursuing. The Board has added six new independent members since 2017 and believes that the refreshment process should proceed in a manner that gives new Board members the benefit of interacting with those having longer tenure. In addition, with the assistance of a third-party advisor, we completed a comprehensive refreshment of our strategy that was reviewed and adopted by the full Board. The Governance Committee determined that the specific expertise it had identified for its ongoing Board search was consistent with the strategic plan and would best serve the Company.

- *Hedging and Pledging*. While we already had a policy prohibiting hedging and limiting pledging, the Governance Committee concluded that a stronger prohibition on pledging was appropriate. Previously, the policy prohibited only the pledging of a "significant" number of shares, which was defined as the lesser of 1% of the Company's outstanding equity securities and 50% of the equity securities of the Company owned by the officer or director. As revised, the policy now prohibits all pledging. At the request of Ms. Srinivasan, as a result of her role at TAFE, the policy was narrowed to cover only securities where the director or officer directly or indirectly controls a majority of the equity securities of the owner of the AGCO securities or otherwise directly controls the equity securities of the Company. We believe that these prohibitions are best practices and, with the exception of the narrowing requested by Ms. Srinivasan, are the most stringent possible.

Independent of the systematic process of considering governance updates, the Governance Committee also considered the separation of the Chairman and CEO roles in connection with the retirement of our Chairman and CEO at the end of 2020. Although the Committee considers the Board and executive leadership structure regularly, in this instance, the specific consideration of the combination/separation of the Chairman and CEO roles took place at no fewer than six different Committee meetings over ten months, as well as at executive sessions, full-Board meetings and meetings of the independent directors only. We also solicited input of stockholders with respect to retaining the combined role, and more stockholders were supportive of retaining the combined role than not. The Committee, and ultimately the full Board, considered an extensive range of issues and factors and unanimously concluded, other than Ms. Srinivasan, that it was in the best interests of stockholders to continue with a robust Lead Director structure. The process followed with respect to whether to separate the CEO and Chairman roles was careful, well-considered, and lengthy, with all directors having numerous opportunities to join meetings and share their views. The Governance Committee will continue to review this topic on an annual basis.

As time permits at future meetings, the Governance Committee will continue its review of governance practices, which may include director term limits, director mandatory retirement age, stockholder requirements for calling special meetings, stockholder ability to act by written consent, clawbacks, limitations on other board service (overboarding), proxy access, and other appropriate topics that are brought to the Committee's attention.

BOARD LEADERSHIP STRUCTURE

Mr. Hansotia, who is also the Chief Executive Officer of the Company, serves as Chairman of the Board; Mr. Arnold serves as Lead Director of the Board. The Company holds executive sessions of its non-management directors at each regular meeting of its Board. The Lead Director presides over executive sessions and at all meetings of the Board in the absence of the Chairman, provides input to the Chairman on setting Board agendas, generally approves information sent to the Board (including meeting schedules to assure sufficient discussion time for all agenda items), ensures that he is available for consultation and direct communication at the request of major stockholders, leads the performance evaluation process of the Chief Executive Officer and has the authority to call meetings of the independent directors.

The Board reviews the Company's board leadership structure annually. As part of this process, the Board considered the structures used by peer companies, alternative structures and the effectiveness of the Company's current structure. The Board believes that having the Chief Executive Officer serve as Chairman is important because it best reflects the Board's intent that the Chief Executive Officer function as the Company's overall leader, while the Lead Director provides independent leadership to the directors and serves as an intermediary between the independent directors and the Chairman. The resulting structure sends a message to our employees, customers and stockholders that we believe in having strong, unifying leadership at the highest levels of management. At the same time, having a Lead Director with a well-defined role provides an appropriate level of independent oversight and an effective channel for communications when needed.

RISK OVERSIGHT

The Company's management maintains a risk assessment process that considers the risks that face the Company that management has identified as the most significant. The risk assessment process also considers appropriate strategies to mitigate those risks. In addition, using an outline provided by the Center on Executive Compensation ("CEC"), in 2023 we commenced an assessment to determine whether our compensation programs discourage plan participants from taking "excessive risks." The assessment was completed in early 2024 and confirmed, using the CEC criteria, that our compensation program discourages taking excessive risks. Management periodically meets with the Company's Audit Committee and Talent and Compensation Committee and reviews these and other risks, including cyber-related risks, and relevant strategies.

CORPORATE GOVERNANCE PRINCIPLES, COMMITTEE CHARTERS AND GLOBAL CODE OF CONDUCT

The Company provides various corporate governance and other information on its website. This information, which is also available in printed form to any stockholder of the Company upon request to the Corporate Secretary, includes the following:

- our corporate governance principles and charters for the Audit, Executive, Finance, Governance, Sustainability and Talent and Compensation Committees of the Board, are available under the headings "Governance Principles" and "Charters of the Committees of the Board," respectively, in the "Corporate Governance" section of our website located under "Investors;" and

- the Company's Global Code of Conduct, is available under the heading "Global Code of Conduct" in the "Corporate Governance" section of our website located under "Investors."

In the event of any waivers of the Global Code of Conduct with respect to certain executive officers, those waivers will be available in the "Corporate Governance" section of our website.

In addition, the Board also has a set of "Roles, Responsibilities and Expectations" designed to provide for a uniform understanding of the operation and functioning of the Board and its collegial operations.

TALENT AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2023, Messrs. Sagehorn and Tsien and Mses. Barbour and Clark (Chair) served as members of the Talent and Compensation Committee. No member of the Talent and Compensation Committee was an officer or employee of the Company or any of its subsidiaries during 2023. None of the Company's executive officers serve on the board of directors of any company of which any director of the Company serves as executive officer.

DIRECTOR COMPENSATION

The following table provides information concerning the compensation of the members of the Board for the most recently completed year. As reflected in the table, each non-employee director received an annual base retainer of $120,000 plus $165,000 in restricted shares of the Company's common stock for Board service. Committee chairs received an additional annual retainer of $15,000 (or $25,000 for the chair of the Audit Committee and $20,000 for the chair of the Talent and Compensation Committee). Mr. Arnold, who was the Lead Director in 2023, also received an additional annual $40,000 Lead Director's fee. Each non-employee director received an additional annual retainer of $6,000 if they served on three or more board committees (excluding the executive committee). The Company does not have any consulting arrangements with any of its directors.

2023 DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Michael C. Arnold	175,000	165,000	—	340,000
Sondra L. Barbour	151,000	165,000	—	316,000
Suzanne P. Clark	140,000	165,000	—	305,000
Bob De Lange	135,000	165,000	—	300,000
George E. Minnich	141,000	165,000	—	306,000
Niels Pörksen	120,000	165,000	—	285,000
David Sagehorn	120,000	165,000	—	285,000
Mallika Srinivasan	120,000	165,000	—	285,000
Matthew Tsien	120,000	165,000	—	285,000
Total	1,222,000	1,485,000	—	2,707,000

[1] Mr. Hansotia, as an employee of the Company, was not compensated for his service on the Board.

[2] The Long-Term Incentive Plan provides for annual restricted stock grants of the Company's common stock to all non-employee directors. For 2023, each non-employee director was granted $165,000 in restricted stock. All restricted stock grants are restricted as to transferability for a period of one year following the award. In the event a director departs from the Board, the non-transferability period expires immediately. The 2023 annual grant occurred on April 27, 2023. The total grant on April 27, 2023 was 12,069 shares, or 1,341 shares per director. The amounts above reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation-Stock Compensation" ("ASC 718").

After shares were withheld for income tax purposes, each director held the following shares as of December 31, 2023 related to this grant: Mr. Arnold — 1,072 shares; Ms. Barbour — 1,341 shares; Ms. Clark — 1,341 shares; Mr. De Lange — 1,341 shares; Mr. Minnich — 804 shares; Mr. Pörksen — 1,005 shares; Mr. Sagehorn — 1,341 shares; Ms. Srinivasan — 938 shares; and Mr. Tsien — 1,341 shares.

DIRECTOR ATTENDANCE AT THE ANNUAL MEETING

It is policy that all directors are expected to attend Annual Meetings of the Company's stockholders. All of the incumbent directors on the Board attended the Company's Annual Meeting held in April 2023 in person.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

The Company encourages stockholders and other interested persons to communicate with members of the Board. Any person who wishes to communicate with a particular director or the Board as a whole, including the Lead Director or any other independent director, may write to those directors in care of Corporate Secretary, AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096. The correspondence should indicate the writer's interest in the Company and clearly specify whether it is intended to be forwarded to the entire Board or to one or more particular directors. The Corporate Secretary will forward all correspondence satisfying these criteria.



PROPOSAL 2

NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF THE COMPANY'S NEOs

 **The Board recommends a vote "FOR" the non-binding advisory resolution to approve the compensation of the Company's NEOs.**

In accordance with the requirements of Section 14A of the Exchange Act, the Board is submitting a "say-on-pay" proposal for stockholder consideration. While the vote on executive compensation is non-binding and solely advisory in nature, the Board and the Talent and Compensation Committee will review the voting results and seek to determine the causes of any negative voting result to better understand any issues and concerns that our stockholders may have. We intend to hold annual say-on-pay votes. Stockholders who want to communicate with the Board or management regarding compensation-related matters should refer to "Stockholder Communication with the Board of Directors" in this proxy statement for additional information.

Our compensation philosophy, program design and application, are described under "Compensation Discussion and Analysis."

COMPENSATION PHILOSOPHY AND PROGRAM DESIGN

The Company's compensation philosophy and program design is intended to support the Company's business strategy and align executives' interests with those of stockholders and employees (*i.e.*, pay for performance). A significant portion of the Company's executive compensation opportunity is related to factors that directly and indirectly influence stockholder value. The Company believes that as an executive's responsibilities increase, so should the proportion of his or her total pay comprised of annual incentive cash bonuses and long-term incentive compensation, which supports and reinforces the Company's pay for performance philosophy.

BEST PRACTICES IN EXECUTIVE COMPENSATION

The Talent and Compensation Committee regularly reviews best practices related to executive compensation to ensure alignment with the Company's compensation philosophy, business strategy and stockholder focus. The Company's executive compensation programs consist of the following, several features of which were added in response to stockholder feedback:

- A formal compensation philosophy approved by the Talent and Compensation Committee that generally targets executive's total compensation levels (including NEOs) at the median (or 50th percentile) of the market and provides opportunity for upside compensation levels for excellent performance;

- A well-defined peer group of similar and reasonably-sized industrial and manufacturing companies to benchmark NEO and other officer compensation;

- An annual incentive compensation plan ("AIP Plan") that, since 2022, has included targets that are 40% based upon adjusted operating margin and 40% based on return on net assets ("RONA"), both of which are adjusted on a sliding scale to address agricultural equipment industry cyclicality, as well as 10% based on "employee engagement" and 10% based on "customer satisfaction;"

- A balanced long-term incentive plan ("LTI Plan") consisting of (i) a performance share plan, which comprises approximately 60% of an NEO's target LTI award and (ii) restricted stock units, which comprise approximately 40% of an NEO's target LTI award. The performance share plan, as revised in 2021, includes targets that are 50% based upon three-year revenue growth relative to industry and 50% based upon three-year RONA, both subject to a Total Shareholder Return ("TSR") modifier;

- Awards under the LTI Plan include a so-called "double trigger" equity vesting in the event of change of control;

- A compensation recovery policy, compliant with new NYSE listing standards, requiring the Company to recoup erroneously awarded incentive compensation from executive officers in the event of certain accounting restatements;

- Stock ownership requirements that encourage executives to own a specified level of stock, which emphasizes the alignment of their interests with those of stockholders;

- Modest perquisites for executives (including NEOs);

- A plan design that mitigates the possibility of excessive risk that could harm long-term stockholder value;

- For new executive employment agreements beginning in 2017 (including Mr. Hansotia's 2021 employment agreement), no gross-ups for excise taxes on severance payments due to a change of control; and

- A conservative approach to share usage associated with our stock compensation plans.

When the Talent and Compensation Committee considers exceptions from these practices it does so only after careful deliberation and input from its compensation consultant. Ultimately, the Talent and Compensation Committee has and will continue to take action to structure the Company's executive compensation practices in a manner that is consistent with its compensation philosophy, business strategy and stockholder focus.

We are asking our stockholders to indicate their support for the Company's NEO compensation as described in this proxy statement. This proposal gives our stockholders the opportunity to express their views on the Company's NEO compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's NEOs and the philosophy, policies and practices thereof described in this proxy statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2023 Summary Compensation Table and the other related tables and accompanying narrative set forth in this Proxy Statement."





PROPOSAL
3

RATIFICATION OF COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2024

✓ **The Board recommends a vote "FOR" the ratification of the Company's independent registered public accounting firm for 2024.**

The Company's independent registered public accounting firm is appointed annually by the Audit Committee. The Audit Committee examined a number of factors when selecting KPMG LLP, including qualifications, staffing considerations, and independence and quality controls. The Audit Committee has appointed KPMG LLP as the Company's independent registered public accounting firm for 2024. KPMG LLP served as the Company's independent registered public accounting firm for 2023 and is considered to be well-qualified.

In view of the difficulty and expense involved in changing independent registered public accounting firms on short notice, should the stockholders not ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for 2024 under this proposal, it is contemplated that the appointment of KPMG LLP for 2024 will be permitted to stand unless the Board finds other compelling reasons for making a change. Disapproval by the stockholders will be considered a recommendation that the Board select another independent registered public accounting firm for the following year.

A representative of KPMG LLP is expected to be present at the Annual Meeting and will be given the opportunity to make a statement, if they desire, and to respond to appropriate questions.

Other Business

The Board does not know of any matters to be presented for action at the Annual Meeting other than the proposals described above. If any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy card intend to vote thereon in accordance with their best judgment.

Principal Holders of Common Stock

The following table sets forth certain information as of March 15, 2024, regarding persons or groups known to the Company who are, or may be deemed to be, the beneficial owner of more than five percent of the Company's common stock. This information is based upon SEC filings by the individual and entities listed below, and the percentage given is based on 74,617,985 shares outstanding.

Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class
Mallika Srinivasan Tractors and Farm Equipment Limited Old No. 35, New No. 77, Nungambakkam High Road Chennai 600 034, India	12,172,765 [1]	16.3%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	6,780,497 [2]	9.1%
BlackRock, Inc. 55 East 52nd Street New York, NY 10022	6,253,576 [3]	8.4%

[1] For Ms. Srinivasan, includes shares held individually (22,613 shares), shares held through TAFE (8,886,831 shares), and shares held through TAFE Motors and Tractors Limited (3,263,321 shares). For TAFE, includes shares held directly (8,886,831 shares) and shares held through TAFE Motors and Tractors Limited (3,263,321 shares). Ms. Srinivasan is the Chairman and Managing Director of TAFE. The Company owns a 20.7% interest in TAFE.

[2] The Vanguard Group has sole voting power with respect to none of its shares, shared voting power with respect to 26,475 of its shares, sole dispositive power with respect to 6,686,773 shares and shared dispositive power with respect to 93,724 of its shares.

[3] BlackRock, Inc. has sole voting power with respect to 6,067,310 shares and sole dispositive power with respect to 6,253,576 shares.

PRINCIPAL HOLDERS OF COMMON STOCK

The following table sets forth information regarding beneficial ownership of the Company's common stock by the Company's directors, the director nominees, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, the other NEOs and all executive officers and directors as a group, all as of March 15, 2024. Except as otherwise indicated, each such individual has sole voting and investment power with respect to the shares set forth in the table.

Name of Beneficial Owner	Shares of Common Stock[1]	Shares That May be Acquired Within 60 Days	Percent of Class
Michael C. Arnold	17,093	—	*
Sondra L. Barbour	7,064	—	*
Suzanne P. Clark	8,912	—	*
Bob De Lange	3,886	—	*
George E. Minnich	21,844	—	*
Niels Pörksen	2,106	—	*
David Sagehorn	2,637	—	*
Mallika Srinivasan[2]	12,172,765	—	16.3 %
Matthew Tsien	3,650	—	*
Damon J. Audia	6,212	—	*
Robert B. Crain	34,018	—	*
Torsten R.W. Dehner	28,474	—	*
Luis F.S. Felli	18,109	—	*
Eric P. Hansotia	146,438	—	*
All executive officers and directors as a group (19 persons)	12,524,417	—	16.8 %

* Less than one percent

[1] Includes the following number of restricted shares of the Company's common stock as a result of restricted stock grants under the Company's incentive plans by the following individuals: Mr. Arnold — 1,072; Ms. Barbour — 1,341; Ms. Clark — 1,341; Mr. De Lange — 1,341; Mr. Minnich — 804; Mr. Pörksen — 1,005; Mr. Sagehorn — 1,341; Ms. Srinivasan — 938; Mr. Tsien — 1,341; All directors as a group — 10,524.

[2] Includes shares held individually (22,613 shares) and through TAFE (8,886,831 shares) and TAFE Motors and Tractors Limited (3,263,321 shares). Ms. Srinivasan is the Chairman and Managing Director of TAFE. The Company owns a 20.7% interest in TAFE.

Certain Officers

Below is information as of March 15, 2024, with respect to our executive officers and certain other employees.

Name	Age	Positions
Eric P. Hansotia	55	Chairman, President & CEO
Damon J. Audia	53	Senior Vice President, Chief Financial Officer
Roger N. Batkin	55	Senior Vice President, General Counsel, Chief ESG Officer and Corporate Secretary
Kelvin Bennett	56	Senior Vice President, Engineering
Stefan Caspari	46	Senior Vice President, Customer Success and Business Effectiveness
Robert B. Crain	64	Senior Vice President, General Manager, Grain & Protein
Seth H. Crawford	52	Senior Vice President, General Manager, Precision Ag and Digital
Torsten R.W. Dehner	56	Senior Vice President, General Manager, Fendt/Valtra
Luis F.S. Felli	58	Senior Vice President, General Manager, Massey Ferguson
Ivory M. Harris	50	Senior Vice President, Chief Human Resources Officer
Timothy O. Millwood	54	Senior Vice President, Chief Supply Chain Officer
Viren Shah	56	Senior Vice President, Chief Digital & Information Officer

Damon J. Audia has been Senior Vice President, Chief Financial Officer since July 2022. He is responsible for ensuring AGCO is well-positioned to achieve its Farmer-First strategy, delivering significant value to all stakeholders and achieving our growth ambitions.

Prior to joining AGCO, Mr. Audia served as Vice President and CFO at Kennametal, Inc. and Senior Vice President and CFO at Carpenter Technology Corporation, consecutively. He also spent ten years in various leadership roles at The Goodyear Tire & Rubber Company, including serving as Senior Vice President of Finance for the company's North America division. In addition, Mr. Audia held various financial positions at Delphi Corporation and General Motors.

Mr. Audia received a Master of Business Administration degree from Carnegie Mellon University and an undergraduate degree in general studies from the University of Michigan.

Roger N. Batkin has been Senior Vice President, General Counsel, Chief ESG Officer and Corporate Secretary since January 2022. Mr. Batkin has overall responsibility for the company's legal matters, including the ethics and compliance program, litigation, regulatory and securities filings, intellectual property, mergers, acquisitions, joint ventures, and other worldwide legal activities. Additionally, as Chief ESG Officer, he leads AGCO's sustainability efforts. Mr. Batkin is also responsible for global governmental affairs, corporate administration and records, and he is Chair of the AGCO Agriculture Foundation. Mr. Batkin supports and counsels the Board of Directors on governance and legal matters.

Mr. Batkin joined AGCO in 2000 as European Legal Counsel. Prior to AGCO, Mr. Batkin was an Associate at an international law firm.

Kelvin Bennett has been Senior Vice President, Engineering since January 2021. In this role, he is responsible for leading research and development of the full spectrum of AGCO products and integration with the brands. Mr. Bennett has a proven track record of driving change. His strong leadership skills and diverse experience encourage cross-functional cooperation and uniquely qualified him to assume this role as of January 1, 2021.

Mr. Bennett joined AGCO in Hesston, Kansas, USA, in 2007 as an Engineering Manager and was promoted to Chief Engineer for Combines in 2009. In 2011, he moved to Jackson, Minnesota, USA, to assume the role of Vice President, Engineering, Tractors and Global Sprayers. As part of our succession planning process, he was identified as a potential global engineering lead. Mr. Bennett accepted his first international assignment and relocated to Canoas, Brazil, in 2015 to assume the role of Vice President, South America, Engineering, where he retained Global Engineering responsibilities for associated equipment distributor products. In 2018, he relocated to France as Vice President, Engineering, Beauvais, for Massey Ferguson tractors to develop a broader understanding of the critical Europe and the Middle East market. During this time, he led the implementation of multiple Stage V and critical platform projects. Prior to AGCO, Mr. Bennett held Engineering positions at CNH Industrial, Husqvarna Group and Nilfisk.

Mr. Bennett holds a Master of Science degree in Mechanical Engineering and a bachelor's degree in Bio and Agricultural Engineering from the University of Arkansas at Fayetteville.

Stefan Caspari has been Senior Vice President, Customer Success and Business Effectiveness for AGCO since October 2023. Mr. Caspari is responsible for making farmers successful by ensuring AGCO's brands deliver the best end-to-end customer experiences worldwide. His division includes Product & Brand management, Distribution Management, Parts, Customer Support, Customer Experience and Enterprise Business Solutions.

Most recently at AGCO, Mr. Caspari served as the Senior Vice President and General Manager of Grain & Protein ("G&P") where he led the transformation of G&P into a leaner, more efficient, higher-performing division. Prior to that he was the Vice President of Fuse, Connected Services and Technology, where he drove AGCO's connected fleet and telemetry strategy as well as the smart farming technology implementation. He was promoted to Vice President in 2015, leading Global Strategy and Integration. In that role he led AGCO's global strategy development, company-wide performance improvement and growth as well as merger and acquisition initiatives. Other roles included Director, Multi-Brand Strategy and Governance in Europe, Africa and Middle East, and Director, Strategy and Integration.

Prior to joining AGCO, he held several leadership positions in the areas of sales, marketing and operations in the insurance and consulting industries, including Zurich Financial Services and Arthur D. Little.

Mr. Caspari holds a degree in Agricultural Engineering with majors in Economics and Marketing from the University of Bonn in Germany. He also completed the Advanced Management Program at Harvard Business School. He serves on the Board of Directors for the German American Chamber of Commerce South.

Robert B. Crain has been Senior Vice President, General Manager, Grain & Protein since October 2023. In this role, Mr. Crain leads the global operations, product management, engineering and commercial activities of AGCO's Grain & Protein division. Most recently, Mr. Crain served as Senior Vice President Customer Experience. Mr. Crain also held the positions of Senior Vice President and General Manager of both North America and South America.

Before joining AGCO in 2006, Mr. Crain served as Vice President at Case New Holland ("CNH") and was responsible for the North America Agricultural Business. In addition to his assignments in North America, Mr. Crain oversaw CNH worldwide crop harvesting operations headquartered in Zedelgem, Belgium. He also held various management positions within New Holland and CNH Global.

Mr. Crain has more than 40 years' experience in the agricultural equipment business, starting with Ford's tractor operations in 1981. He holds a BS degree in Business Administration and Marketing from the University of Alabama.

He currently serves on the Board of the Association of Equipment Manufacturers ("AEM") and previously served as AEM Board Chair. Mr. Crain also serves on the boards of AGCO Finance, Pacific Ag Rentals and TAFE.

Seth H. Crawford has been Senior Vice President, General Manager, Precision Ag and Digital since January 2021. He provides leadership and direction for the company's precision agriculture and digital organization, which includes the Precision Planting, Fuse smart farming, One Digital Customer Experience, Electronics Functional Group and Data Platforms teams. He will also oversee the planned Trimble Ag joint venture, which – upon close – will create an industry leading global mixed-fleet precision ag platform. Mr. Crawford leads the strategic business direction for the development of innovative business models, product roadmaps, customer experience and solutions integration globally across brands and product lines.

Prior to joining AGCO in 2019, Mr. Crawford held several senior roles in the areas of marketing and customer support during his 22-year tenure at Deere & Company. His career at Deere culminated in his appointment as Director, Global Customer and Product Support for the Agriculture & Turf Division. In that capacity, he drove the delivery of a distinctive global customer experience and directed customer and product support strategy and operations for over 50 product lines globally and the various enterprise shared services that supported the function, including aftermarket digitalization efforts.

Mr. Crawford graduated from Arizona State University with a Bachelor of Science in Marketing and a Master of Science in Agribusiness.

Torsten R.W. Dehner has been Senior Vice President and General Manager, Fendt/Valtra since January 2022. In this role, Mr. Dehner is responsible for growing and reinforcing these two core brands' leading market position worldwide.

Mr. Dehner joined AGCO in 2010 as Vice President, Purchasing & Materials for Europe and the Middle East ("EME") and became Vice President of Global Parts and EME Parts & Services in 2018. His most recent role was Senior Vice President and General Manager, Europe, and the Middle East.

Prior to joining AGCO, Mr. Dehner held a number of international leadership positions at Behr GmbH & Co. KG during his 12-year tenure. In his final role at Behr, he served as Group Vice President, Purchasing, leading the group´s purchasing operations in Europe, North and South America, Asia Pacific, and South Africa. Mr. Dehner holds an Aeronautical Engineering degree from the University of Stuttgart and an MBA from the University of Reutlingen.

Luis F.S. Felli has been Senior Vice President and General Manager, Massey Ferguson since January 2022. In this role, Mr. Felli is responsible for growing and strengthening this historic global brand.

Mr. Felli joined AGCO in 2018 to lead AGCO South America's strategy development, operations, and execution.

Prior to AGCO, Mr. Felli accumulated extensive experience in multinational and national companies, having worked in the agrochemical, petrochemical, sugar and ethanol, and cellulose industries. He also has a significant understanding of agricultural practices and products gained from his experience running a large family soy farming operation in Brazil's state of Maranhão.

Mr. Felli's career includes roles as General Director to Unipar Indupa Brasil & Argentina, as well as Executive Vice President for Braskem, Operations Vice President for Atvos, and Chief Operations Officer for Eldorado Brasil Celulose. He began his career at FMC Agricultural Products, ultimately living and working in the United States with responsibility for North America Marketing Intelligence and the Global Herbicides Business.

Mr. Felli is an Agronomist Engineer graduated from Luiz de Queiroz College of Agriculture – University of São Paulo, Brasil (ESALQ USP, SP, Brasil), and has an MBA from Columbia University in New York.

Ivory M. Harris has been Senior Vice President, Chief Human Resources Officer since May 2021. Ms. Harris is responsible for leading the development and execution of high-impact talent strategies that deliver winning outcomes for AGCO's employees and stakeholders.

Prior to AGCO, Ms. Harris spent 17 years with BASF, where she held HR leadership roles of increasing scope and responsibility throughout her tenure. Her most recent role was Vice President, People Service, US. Previous roles included Vice President, Total Rewards & Corporate HR Solutions, North America and Global Director, Human Resources, Bioscience Research. Ms. Harris also previously held a Senior Project Expert, International Delegation role that was based in Ludwigshafen, Germany.

Ms. Harris holds a bachelor's degree in Social Sciences and Psychology from the University of Houston.

Timothy O. Millwood has been Senior Vice President, Chief Supply Chain Officer since August 2022. He is responsible for ensuring timely delivery of the high quality, innovative solutions farmers need to sustain their operations and livelihoods. He joined AGCO in August 2022 following a more than 30-year career at Cummins Inc. where he most recently served as Vice President, Global Manufacturing.

Mr. Millwood's career at Cummins included multiple international assignments, culminating in his leadership of purchasing and manufacturing over the past decade.

Mr. Millwood holds a bachelor's degree in industrial engineering from the Georgia Institute of Technology.

Viren Shah has been Senior Vice President, Chief Digital & Information Officer since January 2024. He leads the development, design and implementation of the company's digital vision and strategy, including IT and data analytics.

He joined AGCO in January 2024 following more than 20 years' experience in IT, supply chain and digital roles across multiple industries. Most recently he was a leader at GE Appliances, where he served as the Chief Digital Officer since October 2018. Prior to that role, he held global leadership positions including Chief Information Officer ("CIO") at Masco Cabinetry, CIO at Specialty Fashion Group and various positions at Walmart.

Mr. Shah holds a Master of Business Administration from New York Institute, USA, and an undergraduate degree in computer science from University of Mumbai (Bombay), India.

Compensation Discussion & Analysis

NAMED EXECUTIVE OFFICERS (NEOs)


Eric P. Hansotia
Chairman, President & CEO


Damon J. Audia
Senior Vice President, Chief Financial Officer


Robert B. Crain
Senior Vice President and General Manager, Grain & Protein


Torsten R.W. Dehner
Senior Vice President and General Manager, Fendt/Valtra


Luis F.S. Felli
Senior Vice President and General Manager, Massey Ferguson

EXECUTIVE SUMMARY

OUR 2023 BUSINESS PERFORMANCE AND FINANCIAL HIGHLIGHTS



* *Refer to the Reconciliation of Non-GAAP Measures.*

PERFORMANCE HIGHLIGHTS

During 2023, AGCO delivered record net sales, adjusted operating margins and adjusted earnings per share ("adjusted EPS") due to the continued effective execution of our Farmer-First strategy and healthy global industry demand. These results are underpinned by our focus on margin-rich opportunities: globalizing a full-line of Fendt-branded products, expanding our precision ag business, and growing our parts and service business. We also achieved our highest levels of employee engagement and customer satisfaction in 2023.

FINANCIAL PERFORMANCE

AGCO's 2023 results are highlighted by significantly higher net sales and operating margins compared to 2022. Net sales for 2023 were approximately $14.4 billion, or 13.9% higher than 2022. Excluding favorable currency translation impacts of approximately 0.1%, net sales for the full year increased approximately 13.8% compared to 2022. Reported income from operations was approximately $1.7 billion in 2023 compared to $1.3 billion in 2022. Adjusted operating margins reached a record 12.0% of net sales in 2023 as compared to 10.3% in 2022. The increase in income from operations in 2023 was primarily the result of improved margins, which benefited from positive pricing impacts and a favorable sales mix, partially offset by higher selling, general and administrative expenses ("SG&A expenses") and engineering expenses. Reported net income was $15.63 per share, and adjusted net income was $15.55 per share. These results compare to reported net income of $11.87 per share and adjusted net income per share of $12.42 per share for 2022.

Adjusted operating margin, adjusted EPS, net sales excluding the impact of currency translation, and adjusted net income are all non-GAAP measures, and we provide reconciliations to the closest GAAP measures in the appendix at the end of this proxy statement.

OVERVIEW

The Talent and Compensation Committee considers AGCO's performance during 2023 to be outstanding, supported by record full year net sales and adjusted operating margins. Consistent with our compensation program design the past few years, certain performance targets for both the short-term AIP plan and the LTI plan were set on a "sliding scale" based upon changes in industry conditions. The sliding scale applies to adjusted operating margin and RONA in the AIP plan and to RONA in the LTI plan. As a result, the performance targets remained appropriately challenging for management to achieve in contrast to fixed targets that would have been easily met given the improvement in industry conditions. The Committee considers the incentive compensation awards earned by executive management during 2023 to be well aligned with our operational performance.

STOCKHOLDER OUTREACH AND ENGAGEMENT

STOCKHOLDER OUTREACH

We continued an active stockholder outreach process. The outreach was broad:

- We contacted our largest stockholders representing approximately 60% of our shares, and requested the opportunity to discuss AGCO with them.
- We held discussions with each stockholder who requested a meeting. Our Lead Director and Chief Financial Officer participated in all of these discussions.
- Some large stockholders are passive investment funds that do not generally meet with company representatives.

We also talked with over 100 other stockholders during the course of 2023 as part of regular engagement with our investor relations team.

The discussions were candid, and the feedback was consistently supportive. The principal topics of discussion related to AGCO's company strategy, financial performance, technology and innovation, sustainability and compensation.

None of the stockholders as part of our outreach discussions expressed any concerns regarding our current compensation approach and our efforts to provide further alignment with our key stakeholders. Our Lead Independent Director and our Chief Financial Officer participated in all of these meetings.

Generally, stockholders continued to recognize and appreciate the efforts by the Board beginning in 2020 to update our governance and compensation approaches. We continue to closely tie our compensation plans to performance and business strategy and have established performance targets for both short-term and long-term incentives on a sliding scale model to account for business cyclicality. Further, beginning in 2023, to deliver total shareholder returns in relation to the global Fendt roll-out, all executive AIP plan pay-outs are aligned 100% to Corporate metrics, eliminating any brand or regional weighting.

We continue our commitment to integrating sustainability into our core business strategy with a focus of reducing greenhouse gas emissions in AGCO's operations and across its value chain. As noted in our 2023 Sustainability Report, our objective is to reduce scope 1 and 2 emissions by 55% by 2033, to be at 90% reduction by 2050 and to develop a low carbon transition plan. These objectives are dependent upon technological developments over the intervening years, as well as various factors outside of our control, but at the current time we believe that they are reasonable.

The feedback was shared with our Governance Committee, our Talent and Compensation Committee, and our Board, and reflected in our approach to these issues. The full Board had robust discussions and thoughtfully considered our stockholders' feedback. The topics raised by shareholders are addressed below and elsewhere in this Proxy Statement, with sustainability and human capital addressed in our Annual Report on Form 10-K.

2024 INCENTIVE PROGRAM OVERVIEW

The Talent and Compensation Committee determined to generally maintain the 2023 incentive program design in 2024, and there were no significant structural changes to the program for 2024.

	Compensation Vehicle	Measurement Period	Metric	Link to Performance and Strategy
Short-Term Incentive (STI) Program (AIP Plan)	Annual Incentives	One year	Adjusted Operating Margin (40%) *(sliding scale relative to industry)*	Aligns pay with performance and uses sliding scale approach for performance targets to manage cyclicality
			Return on Net Assets (RONA) (40%) *(sliding scale relative to industry)*	Margin improvement and sound asset management are key to improving financial performance
			Employee Engagement (10%)	Employee engagement supports employee retention and is critical to our ability to successfully implement our strategy
			Customer Satisfaction (10%)	Improved customer experience leads to better customer retention and improved sales

	Compensation Vehicle	Measurement Period	Metric	Mix	Link to Performance and Strategy
Long-Term Incentive (LTI) Program	Performance Share Units ("PSUs")	Three years	3-year Revenue growth (50%)		Aligns pay with performance
			3-year Return on Net Assets (RONA) (50%) (sliding scale relative to industry)	60%	Revenue and RONA metrics balance between growth and asset return discipline and uses sliding scale approach for performance targets to manage cyclicality
			Both subject to relative TSR modifier (+/- 20%)		Relative Revenue target and TSR modifier creates stronger pay-for-performance alignment
	Restricted Stock Units ("RSUs")	Three years	3-year ratable vesting period	40%	Promotes retention of key talent
	Stock Settled Stock Appreciation Rights ("SSARs")	Four years	No new grants made after the year 2020.	N/A	Moved to simpler design with two elements

RELATIONSHIP BETWEEN COMPENSATION METRICS AND FINANCIAL PERFORMANCE

DRIVERS OF OPERATING MARGIN (SHORT-TERM INCENTIVE)	DRIVERS OF RETURN ON NET ASSETS (SHORT-TERM AND LONG-TERM INCENTIVES)	DRIVERS OF 3-YEAR REVENUE GROWTH VS. INDUSTRY (LONG-TERM INCENTIVE, PSUs)
• Focus on profitability • Cost control/expense management • Streamline operations • Near-term business execution	• Focus on profitability • Efficient use of long-term assets • Working capital efficiency • Accountability for acquisition returns	• Market share • Successful execution of business strategy • Focus on customer trends and requirements

FINANCIAL PERFORMANCE AND COMPENSATION METRICS – IMPACT OF CYCLICALITY



Our success depends in large part on the strength of the agricultural equipment industry. Historically, demand for agricultural equipment has been cyclical and generally reflected the economic health of the agricultural industry, which is impacted by a variety of economic and other factors such as commodity prices, farm income and government support. Accordingly, our financial results, including net sales, margins, earnings and cash flows, are heavily dependent on industry conditions in a given year. As reflected above, the global agricultural equipment cycle last peaked in 2013, declined significantly starting in 2014 and began improving in 2017. In 2023, industry conditions remained above mid-cycle levels, and even above the last peak, driven largely by increases in commodity prices and healthy farm income.

Establishing appropriate performance targets is particularly challenging due to the cyclicality of our industry – a cyclicality that often does not reflect the performance of the overall economy. Our objective is to provide targets that, with appropriate performance, are challenging but reasonable within the expected industry conditions over the duration of a performance period. Since industry conditions are difficult to forecast, our compensation payouts historically have varied significantly, largely due to unforeseen changes in conditions.

In order to address industry cyclicality, several of the targets in our incentive compensation program are set on a sliding scale tied to the 10-year average sales data for the agricultural equipment industry. The target adjustments are based upon comparing the current fiscal year's industry sales to the 10-year average. In periods where the industry experiences an increase in sales, our targets will shift upward to account for the industry improvement. In periods where the industry experiences a decrease in sales, our targets will shift downward to account for industry decline. By adjusting targets to changes in the industry cycle, the targets remain demanding but reasonable regardless of industry conditions, rewarding management for good decisions that take advantage of improving demand, and controlling costs and working capital when demand declines. By normalizing targets for cyclical industry conditions, executives will be rewarded for operational performance and quick response to changing demand.

ADJUSTING FOR CYCLICALITY IN GOAL-SETTING

HOW SLIDING SCALE GOALS WORK

As an example of how our sliding scale will work in practice, below are visual representations of both the Adjusted Operating Margin and RONA goals as they will adjust along the 10-year industry sales average axis.



ADJUSTED OPERATING MARGIN
Maximum
Target
Threshold
80%
Trough
90%
100%
Mid-Cycle
110%
120%
Peak
Industry level - % of 10-year industry average

RONA
Maximum
Target
Threshold
80%
Trough
90%
100%
Mid-Cycle
110%
120%
Peak
Industry level - % of 10-year industry average

2023 PERFORMANCE EVALUATION AND COMPENSATION

AGCO entered 2023 following a record fourth quarter in 2022. We capitalized on this momentum throughout 2023 fueled by positive pricing realization, the introduction of new products and services as well as a healthy farm economy. We also benefited from the moderating supply challenges and residual COVID-19 impacts which had remained in the first half of 2022. As a result, our key measures of performance improved in 2023 compared to 2022. For 2023, sales increased by 13.9%, RONA improved by 550 basis points, and adjusted operating margins improved by 170 basis points, these being three of the metrics that are reflected in our incentive compensation plan approach.

COMPONENTS OF 2023 EXECUTIVE COMPENSATION

Short-Term	Mid-Term	Long-Term	
Fixed	Variable		

Base Salary Cash	**AIP Plan** Cash	**Performance Share Units (PSUs)** Stock	**Restricted Stock Units (RSUs)** Stock
18%	20%	37%	25%
Purpose			
Market-competitive base salary reflecting contribution, background, knowledge, skills and performance	Annual cash incentive based on achievements of key financial targets	Based on AGCO's performance vs. pre-established goals aligned with generating stockholder value over the long-term	Employee Retention
Performance Period			
N/A	1 year	3 years	3 years
Performance Measures			
N/A	Adjusted Operating Margin as a % of Net Sales (40%) Return on Net Assets (40%) Customer Satisfaction (10%) Employee Engagement (10%)	Revenue Growth (50%) Return on Net Assets (50%) Subject to a TSR modifier relative to an agribusiness index	Stock Price Appreciation, as the ultimate award value upon settlement depends upon stock price

We believe that as an executive's responsibilities increase, so should the portion of his or her total pay comprised of incentive compensation. As illustrated below, in 2023 on average, over 70% of our NEO compensation was variable or "at risk" and tied to AGCO's performance, with the greatest portion associated with long-term incentives:

CHIEF EXECUTIVE OFFICER



73% Target LTI
11% Base Salary
16% Target Bonus
89% At-Risk Pay

OTHER NEOs



46% Target LTI
28% Base Salary
26% Target Bonus
72% At-Risk Pay

2023 BASE SALARY

Base salary for NEOs establishes the foundation of total compensation and supports attraction and retention of qualified executives. Each NEO's base salary is generally targeted at median levels of executives with similar roles and responsibilities at other industrial companies of similar revenue and complexity.

Base salary increases are primarily performance driven, but adjustments may be made to recognize additional responsibilities or market inequities. Generally, annual increases are effective on May 1st of each year, and the information below reflects base salary following any annual increase.

		2022		2023	% Change
Mr. Hansotia	$	1,250,000	$	1,350,000	8%
Mr. Audia[1]	$	700,000	$	721,000	3%
Mr. Crain	$	605,986	$	605,986	0%
Mr. Dehner[2]	$	561,170	$	572,394	2%
Mr. Felli[3]	$	—	$	524,009	—%

[1] Mr. Audia was hired on July 1, 2022. His base salary above for 2022 reflects the full year.

[2] Mr. Dehner's base salary was raised from 504,000 Swiss francs to 514,080 Swiss francs in 2023. The numbers in this chart represent the dollar value of such base salary, based on a 2023 average exchange rate of 1.113433. For the purposes of showing the incremental increase in 2022 to 2023 base compensation, we have applied the same exchange rate of 1.113433 to both the 2022 and 2023 amounts in the table above.

[3] Mr. Felli was not a named executive officer in 2022. His base salary rate for 2023 accounts for an annual increase on May 1, 2023 and a subsequent 3% cost of living adjustment in September of 2023. His salary is paid in Brazilian reals and was converted to a dollar amount above, based on a 2023 average exchange rate of 0.200317.

2023 ANNUAL INCENTIVE (AIP Plan)

Annual incentives are intended to facilitate alignment of management with corporate objectives in order to achieve outstanding performance and to meet specific AGCO financial targets. Incentive plan performance measures and targets are evaluated annually to ensure they support our strategic business objectives.

The AIP Plan is based on AGCO's performance, and in certain years, on the individualized contribution of executive officers through the leadership of their respective regional or functional areas. For 2023, AIP Plan compensation awards for all NEOs and senior vice presidents were based 100% on corporate goals for global alignment purposes, and there were no individualized goals. AIP Plan opportunities are expressed as a percentage of each executive officer's base salary. The annual award opportunities for the NEOs in 2023 were:

Name	Opportunity as a Percentage of Base Salary		
	Minimum Award	Target Award	Maximum Award
Mr. Hansotia	75%	150%	300%
Mr. Audia	50%	100%	200%
Mr. Crain	45%	90%	180%
Mr. Dehner	45%	90%	180%
Mr. Felli	45%	90%	180%

The corporate objectives and targets are set at the beginning of each year and approved by the Talent and Compensation Committee based upon the prior year's results as well as a budget reviewed by the Finance Committee and approved by the Board of Directors. Unless determined otherwise, the Talent and Compensation Committee excludes restructuring and certain other items from the calculation of adjusted operating margin as a percentage of net sales and return on net assets in order to ensure the calculations are equitable and reflect normalized operating results. In addition, the Talent and Compensation Committee has the ability to make adjustments based upon other appropriate circumstances.

The charts below summarize the performance measures, weightings, and results that the Talent and Compensation Committee approved for the 2023 annual incentive.

DESCRIPTION OF PERFORMANCE MEASURES

PERFORMANCE MEASURE	DEFINITION	RATIONALE
Adjusted Operating Margin as a Percentage of Net Sales	Adjusted income from operations divided by net sales. This measure excludes restructuring expenses and certain other items approved by the Talent and Compensation Committee.	Margin improvement links to earnings and is key to increasing company performance and stockholder value.
Return on Net Assets	Adjusted income from operations divided by net assets. This measure excludes restructuring expenses and certain other items approved by the Talent and Compensation Committee.	Return on net assets promotes improving returns through an efficient use of capital and is an important indicator of stockholder value.
Customer Satisfaction	Utilizes the Net Promoter Score, a metric that measures customer satisfaction and loyalty, to calculate the willingness of our customers to recommend AGCO products to others. This calculation is a proxy to gauge the customer's overall satisfaction with AGCO's products and the customer's loyalty to the AGCO brand.	Improved customer experience leads to better customer retention and improved sales.
Employee Engagement	The level of our employees' commitment and connection to our organization. Employee Engagement is measured through an annual survey; the survey measures our employees' collective level of engagement via their responses to four questions that comprise our "employee engagement index."	Employee engagement supports employee retention and is critical to our ability to successfully implement our strategy.

2023 ANNUAL INCENTIVE PAYOUTS

As described previously, the financial targets for the annual incentive plan are adjusted on a sliding scale relative to actual industry conditions in order to address industry cyclicality. The performance targets remained appropriately challenging for management to achieve in contrast to fixed targets that might not have been met and therefore would not have provided an appropriate incentive.

With the assistance of its independent compensation consultants, the Talent and Compensation Committee assessed these and other factors in order to determine whether an adjustment should be made to the 2023 performance metrics. The Committee considered whether and to what extent the underlying causes were reasonably foreseeable and whether the impact was significant despite the best efforts of management and other employees. In addition, the Committee reviewed AGCO's overall 2023 financial performance in comparison to the challenging sliding scale targets.

As a result of the overall performance of the agricultural equipment industry and the Company's approach to align targets based upon the industry's ten-year average, the targets for adjusted operating margin and return on net assets for 2023 were increased on a sliding scale by approximately 100 basis points and 240 basis points, respectively, from the 2022 targets. In future years, the targets will be increased or decreased as appropriate to reflect the industry's cyclical status at that time. As indicated below, for 2023, both adjusted operating margin and RONA exceeded target, at 12.0% and 38.8%, respectively.

With respect to the first of our non-financial measures, Customer Satisfaction, for 2023, we set our goal based on net promoter score, which increased compared to 2022. We achieved a metric of 65.8% for this goal. As to employee engagement, for 2023, we set our goal based on the results of our annual employee survey, which increased compared to 2022. During 2023, we announced that we were placing our Grain & Protein business under strategic review. We are assessing all strategic options to ensure our Grain & Protein customers are serviced in the best way possible, and that the business is best positioned to maximize its full potential. After careful review, the Committee determined it would exclude the Grain & Protein employees from the results of its employee engagement survey while the business is under strategic review. We achieved a metric of 72% for this goal. Had the Grain & Protein employees been included in the results, we would have achieved a metric of 71% for this goal.

Accordingly, the Talent and Compensation Committee determined that AGCO performed at 189% of the established short-term incentive target for 2023.

2023 ANNUAL INCENTIVE PERFORMANCE MEASURES AND RESULTS



Measure	Weight	Bonus Objective				Percent Achieved	Earned Award
		Threshold	Target	Maximum	Performance		
Adjusted Operating Margin as a Percentage of Net Sales	40%	8.2%	10.2%	11.2%	12.0%	200.0%	80.0%
Return on Net Assets	40%	27.0%	33.0%	36.0%	38.8%	200.0%	80.0%
Customer Satisfaction	10%	65.0%	66.0%	67.0%	65.8%	90.0%	9.0%
Employee Engagement	10%	70.0%	71.0%	72.0%	72.0%	200.0%	20.0%
Total							189.0%

The short-term incentive payouts in 2023 were as follows:

Name	As a % of Salary	Actual Amount
Mr. Hansotia	284%	$ 3,732,750
Mr. Audia	189%	$ 1,349,460
Mr. Crain	170%	$ 1,030,782
Mr. Dehner(1)	170%	$ 967,278
Mr. Felli(2)	176%	$ 891,339

(1) Mr. Dehner's short-term incentive payout was calculated and paid in Swiss francs and shown here in USD based on the 2023 average exchange rate.

(2) Mr. Felli's short-term incentive payout was calculated and paid in Brazilian reals and shown here in USD based on the 2023 average exchange rate.

LONG-TERM INCENTIVE

LTI is intended to engage executives in achieving longer-term performance goals and to make decisions in the best interest of the stockholders. LTI performance goals are reviewed annually to ensure they are appropriately aligned with stockholder interests and the strategic business objectives of AGCO.

In January 2023, the Talent and Compensation Committee approved long-term incentive awards for 2023 eligible plan participants. The target award levels for each award type were set at median level of market competitiveness.

The following table summarizes the mix and performance measurements for each form of equity awarded to our NEOs for 2023 under our LTI Plan:

AWARD TYPE	MEASUREMENT	RATIONALE
Performance Share Plan ("PSP"): 60%	• 50% 3-year Revenue Growth • 50% 3-year Return on Net Assets (RONA) • +/- 20% TSR modifier	Both metrics are meaningful measures of our performance and have a strong correlation to generating stockholder value over the long-term. The TSR modifier aligns with creating value for our stockholders.
Restricted Stock Units (RSUs): 40%	• N/A	Encourages executive retention. Creates alignment with long-term stockholder value.

2021 – 2023 PERFORMANCE SHARE PLAN (PSP)

The performance period for the PSP awards granted in 2021 was completed at the end of 2023.

Targets for the 2021-2023 performance cycle were set in 2021 based upon the following:

• For RONA, the target was set on a relative industry sliding scale above the target set for RONA in the short-term AIP plan for 2021 to reflect an expectation of improvement for a three-year compared to a one-year target.

• For Revenue Growth, the target was set based on achieving revenue above the relative industry performance for the three-year period.

We evaluate performance for each year of the three-year periods independently, which provides more opportunity for consistent payouts and to allow for alignment in a challenging industry environment. At the end of the three-year performance period, we average the three-year performance results to determine the number of performance shares earned. We then apply a TSR modifier, that could result in an increase or a reduction of shares earned by 20%, dependent on the quartile of TSR performance relative to the agribusiness index for the three-year performance period.

	RONA	% of RONA Performance Shares Earned	Weighted % of Total PSP Shares Earned
Threshold	24.9%	33.3%	16.5%
Target	31.9%	100.0%	50.0%
Maximum	38.9%	200.0%	100.0%
Actual	34.1%	131.4%	65.7%

	Revenue Growth (above industry performance)	% of "Revenue Growth" Performance Shares Earned	Weighted % of Total PSP Shares Earned
Threshold	0.0%	33.3%	16.5%
Target	3.0%	100.0%	50.0%
Maximum	6.0%	200.0%	100.0%
Actual	4.8%	160.0%	80.0%

TSR Modifier Applied to Number of Performance Shares Earned

Percentile Rank Achieved[1]	Earned Adjustment
≥75th percentile	+ 20% share adjustment
>25th percentile and <75th percentile	No adjustment
≤ 25th percentile	- 20% share adjustment

1   Quartile of performance relative to the MVIS Global Agribusiness Index.

At the conclusion of the cycle, the Talent and Compensation Committee determined that, based on the Company's performance, we achieved 34.1% with respect to RONA and 4.8% with respect to Revenue Growth. We achieved at the 80th percentile for TSR, and therefore applied a TSR modifier of 20% to the number of performance shares earned. The Committee made no adjustments for the 2021-2023 PSU awards. The awards paid out at 174.8% of target.

The target award and actual number of shares received by the NEOs for the three-year PSP performance cycle (2021-2023) are shown below:

Name	Three-Year Performance Cycle (2021-2023)	
	Target Award (100%)	Actual Award (174.8%)
Mr. Hansotia	35,065	61,292
Mr. Audia[1]	—	—
Mr. Crain	4,920	8,598
Mr. Dehner	4,920	8,598
Mr. Felli	4,920	8,598

(1)   Mr. Audia was hired on July 1, 2022, and thus, did not receive a 2021-2023 Performance Share Plan Award.

2023-2025 PERFORMANCE SHARE PLAN (PSP)

We granted PSP awards in 2023 with the same design as the 2021 PSP awards described above. We intend to disclose the specific target goals for the 2023 PSP awards at the conclusion of the three-year performance period.

MATRIX OF AWARD OPPORTUNITIES FOR AWARDS GRANTED IN 2023

	Return on Net Assets				
	Below Threshold	Threshold	Target	Outstanding	
Outstanding	100.0%	116.5%	150.0%	200.0%	Revenue Growth
Target	50.0%	66.6%	100.0%	150.0%	
Threshold	16.5%	33.3%	66.6%	116.5%	
Below Threshold	—%	16.5%	50.0%	100.0%	

If the actual performance of the goal falls in between the established goals for threshold, target and outstanding performance, the associated payout factor will be calculated using a straight-line interpolation between the two goals. In addition, the shares earned are subject to a TSR modifier that is determined at the end of the three-year performance cycle, that could result in an increase or a reduction of shares earned by 20%, dependent on the quartile of performance relative to the MVIS Global Agribusiness Index. The increase or reduction in shares is determined by the following percentile ranking: Less than or equal to the 25th percentile results in a 20% reduction, greater than the 25th percentile and less than the 75th percentile results in no adjustment and greater than or equal to the 75th percentile results in a 20% increase. Unless determined otherwise, the Talent and Compensation Committee excludes restructuring and certain other items from the calculations of Return on Net Assets in order to ensure the calculations are equitable and reflect normalized operating results and actions are not discouraged by their projected impact on the awards (this approach also applies to the AIP plan calculation of adjusted operating margin).

ONE-TIME TRANSACTION AWARD OPPORTUNITY

On September 28, 2023, AGCO entered into a Sale and Contribution Agreement with Trimble Inc. and its currently 100%-owned subsidiary Trimble Solutions, LLC (the "Trimble Ag joint venture"). Immediately following the closing and as a result of the transaction, the Company will own an 85% interest in the planned Trimble Ag joint venture.

In connection with the transaction, the Talent and Compensation Committee approved a transaction-based bonus for certain employees involved in the execution of the transaction and post-merger integration. Subject to the closing of the transaction, which is currently anticipated to take place in the first half of 2024, Mr. Audia will receive a transaction bonus award with the target value of $540,750. 50% of the award will be in cash at the closing of the transaction, and 50% in RSUs that will be granted in the month following the one year anniversary date of the closing, subject to three-year ratable vesting from the anniversary of the grant date, subject generally to continued employment. In accordance with SEC rules, the cash portion will be disclosed in the Summary Compensation Table in the year in which the cash award is earned, and the RSU portion will be disclosed in the Summary Compensation Table in the year in which it is granted.

ROLE OF THE TALENT AND COMPENSATION COMMITTEE

The Talent and Compensation Committee approves all compensation for executive officers, including the structure and design of the compensation programs. We perform competitive market analysis with respect to cash compensation, long-term equity incentives and executive retirement programs in order to enable the Talent and Compensation Committee to review, monitor and establish appropriate and competitive compensation guidelines, determine the appropriate mix of compensation programs and establish the specific compensation levels for our executives. The Talent and Compensation Committee also exercises its judgment as to what is in the best interests of the Company and its stockholders.

The process for compensation decisions made by the Talent and Compensation Committee involves:

- Reviewing the prior year say-on-pay voting results
- Considering feedback received from stockholders throughout the year
- Obtaining recommendations and market data from our independent compensation consultant
- Assessing business climate and industry factors
- Receiving input from our CEO and other senior members of management
- Evaluating NEO performance in alignment with Company goals
- Overseeing succession planning

PAY GOVERNANCE AND PAY FOR PERFORMANCE PHILOSOPHY

The compensation provided to our senior leaders is guided by pay-for-performance and the following principles:

Philosophy	Approach
Align with Stockholders' Interests	Compensation paid should align directly with the long-term interests of our stockholders, and our executives should share with them in the performance and value of our common stock.
Support Business Strategy	Compensation should be based on challenging Company performance and strategic goals, which are within our executive's control and reward performance aligned with AGCO's strategy, values, and desired behaviors.
Pay for Performance	Target compensation should have an appropriate mix of short-term and long-term pay elements. In general, compensation is highly weighted – on average, over 70% – to variable or "at risk" compensation.
Encourage Executive Stock Ownership	Executives should meet minimum requirements for share ownership.
Competitive Compensation - Attract and Retain Quality Management	Executive pay is market competitive but also performance-based and structured so that it addresses retention, recruitment, market scarcity and other business concerns.

WHAT WE DO:

✔ Talent and Compensation Committee composed entirely of independent directors who are advised by an independent compensation consultant

✔ Talent and Compensation Committee annually reviews financial performance objectives in our annual and long-term incentive plans

✔ Annual and long-term incentive plans with performance objectives aligned to business goals

✔ Long-term vesting period for equity awards

✔ Compensation programs support a conservative approach to share usage

✔ Double-trigger equity vesting in the event of change-in-control

✔ Require substantial stock ownership for all executive officers and directors

✔ Clawback provisions in plans

WHAT WE DON'T DO:

✕ No tax gross-ups on change-in-control benefits (for all employment contracts since 2017 including the new CEO contract)

✕ Encourage excessive or unnecessary risk-taking

✕ Reprice equity awards without shareholder approval

✕ Allow directors or executives to engage in hedging or pledging of AGCO's securities

COMPENSATION CONSIDERATIONS

The Talent and Compensation Committee reviews recommendations from management and, with input from its independent compensation consultant, considers various factors when making executive compensation decisions, including:

- The cyclical nature of the business
- Agricultural equipment industry outlook
- Performance relative to peers and competitors
- Current competitive market conditions
- Key areas management can influence results over the short- and long-term
- Development and retention of top talent

BENCHMARKING COMPENSATION TO PEERS

The Talent and Compensation Committee's goal is to provide target total direct compensation (target total cash plus target LTI opportunity) for each NEO that is competitive with the median levels of other industrial companies of similar size and complexity.

The Talent and Compensation Committee annually reviews the peer group for compensation comparisons and makes updates as needed to ensure that the included companies are appropriate comparators for determining whether total compensation for NEOs aligns with market. In determining the appropriate peer group, the Talent and Compensation Committee considers the attributes of company size as well as similarity of industry and business, as outlined in the table below.

PEER GROUP – SELECTION PROCESS

REVIEW OF CURRENT COMPENSATION PEER GROUP

REVIEW CRITERIA

Our assessment of potential peer companies involved a series of key guidelines and parameters along with sound judgment to arrive at an appropriate compensation peer group. Note that not all compensation peer companies match all criteria, and not all criteria are of equal importance.

Review Items	Review Criteria	Consideration
Size	• Revenue falls within a range of ~0.3x to ~2x AGCO's revenues during trailing 12-month period	• For most companies, revenue is a proxy for business complexity and has the highest correlation to executive pay opportunity • Market cap is also a useful reference (when combined with revenue). We typically consider potential peers that fall within a wider range of ~0.2x to ~5x of the Company market cap
Similar Industry	Compete within the following similar industries: • Machinery Industry • Building Products Industry • Transportation Manufacturer/Parts & Equipment • Aerospace and Defense	• Industry serves as a good reference for a company's competition for business, capital, and talent • For AGCO, there are a limited number of public Ag/Farm Machinery companies, so we expanded our search to include other machinery and equipment companies
Business Similarity	• Manufacturer of heavy-duty equipment and/or parts • International sales of more than 30% of total sales • Digitalization as a key initiative • Does not rely on one single dealer or distributor (sales no more than 10% of total sales)	• These factors may impact the Company's organization structure, market risk, KPIs, sales forces, and other factors, which will eventually impact the Company's pay program design

With the assistance of its independent consultants, the Talent and Compensation Committee reviewed our peer group in July 2023 and decided that no changes were necessary. The composition of the current peer group (16 companies) is shown below.

BorgWarner Inc.	Oshkosh Corporation	Thor Industries, Inc.
Cummins Inc.	PACCAR Inc.	Trane Technologies Plc
Dana Incorporated	Parker Hannifin Corporation	Westinghouse Air Brake Technologies Corporation
Dover Corporation	Rockwell Automation, Inc.	Xylem Inc.
Flowserve Corporation	Stanley Black & Decker, Inc.	
Illinois Tool Works Inc.	Textron Inc.	

EXECUTIVE COMPENSATION AND RISK MANAGEMENT

The Talent and Compensation Committee regularly reviews compensation plans and practices to ensure they are appropriately structured and aligned with business objectives, and not designed to encourage executives to take excessive risks. Using an outline provided by the Center on Executive Compensation (CEC), in 2022 we commenced an assessment to determine whether our compensation programs discourage plan participants from taking "excessive risks." The assessment was completed in early 2023 and confirmed, using the CEC criteria, that our compensation program discourages taking excessive risks.

STOCK OWNERSHIP

The Company requires its directors and officers to own AGCO shares as it emphasizes the alignment of their interests with those of stockholders. The ownership program covers all directors and executive officers. The requirements are as follows:

- Chief Executive Officer to own common stock, or other equity equivalents, equal in value to six times annual salary
- Other Executive Officers to own common stock, or other equity equivalents, equal in value to three times their respective annual salaries
- Non-employee directors to own common stock, or other equity equivalents, equal in value to five times the value of the annual retainer

Any person becoming a director or executive officer has five years from his or her election or promotion, or from an increase in the requirement, to comply with the stock ownership requirements. A person is considered to be in compliance once the minimum ownership level is reached (if he or she continues to hold at least the number of shares that initially was required regardless of the change in market value of the underlying equity securities). Our directors and executive officers all met the requirements that were applicable as of December 31, 2023.

Time-based restricted stock units (including unvested) are included in the calculation of stock owned. We recently updated our policy to reflect that we do not count stock appreciation rights (whether vested or unvested), unvested performance shares, and/or other unvested equity equivalents toward the ownership requirement. The updated policy also provides that, until the ownership requirement is met, a director or officer may not dispose of any common stock or equity equivalents other than to pay taxes related to vesting. In addition, during any period when a director or officer is not in compliance, he or she is expected not to dispose of any common stock or equity equivalents other than to pay taxes related to vesting.

OTHER COMPENSATION, BENEFITS AND CONSIDERATIONS

NEO EMPLOYMENT AGREEMENTS

AGCO maintains employment agreements with each of the NEOs, all of which the Company believes to be consistent with market practices. These agreements generally provide for the following:

- Annual base salary
- Participation in annual cash and long-term incentive equity programs
- Severance benefits, as described below
- For Messrs. Crain and Hansotia, participation in the Company's supplemental retirement program (the ENPP) and for Mr. Audia, participation in the Company's Nonqualified Defined Contribution Plan, each described below
- For Mr. Dehner, participation in a pension plan (the Swiss Life Collective "BVG" Foundation pension fund), described below, and reimbursement for certain health care benefits
- For Mr. Felli, participation in a pension plan (Brazil Defined Contribution Plan), described below
- A company car and reimbursement for customary expenses
- For Mr. Hansotia: (1) Reimbursement of the cost of one club membership, (2) Term life insurance equal in value to six-times his base salary and (3) 50 hours of flight time annually for personal use of the Company-provided aircraft (subject to a carryover of unused flight time of up to 10 hours)
- Customary non-compete and non-solicitation provisions for two years post-employment, and a confidentiality provision for five years post-employment
- During the two-year (for Mr. Hansotia, three-year) period following a change in control, no reduction in position, duties, responsibilities, and compensation and no relocation of office

POST-TERMINATION AND CHANGE IN CONTROL BENEFITS

Employment agreements with the executives provide severance benefits when the termination by the Company is without "cause" (or other such similar term as included in the applicable employment agreement or incentive plan) or by the executive with "good reason." The size of the severance benefits depends on whether the termination is within two years following a change of control.

SEVERANCE BENEFITS WITHOUT A CHANGE OF CONTROL

For terminations by the Company without "cause" or by an executive for "good reason" that do not involve a change of control, the severance benefit includes:

- For Mr. Felli, such severance payments as are required by the local law in Brazil
- Mr. Hansotia will receive his base salary for two years upon termination, and Messrs. Audia, Crain and Dehner will receive their respective base salaries for one year upon termination
- For Messrs. Audia, Crain and Hansotia, continued life insurance benefits and up to eighteen months COBRA coverage at active employee rates
- For Mr. Hansotia, a two-times bonus (calculated based on the three-year average of annual cash bonus received during the prior two completed years and the current year's trend), payable in a lump sum
- For Messrs. Audia, Crain and Dehner, a pro rata portion of bonus or other incentive benefits for year of termination
- However, if Messrs. Audia, Crain, Dehner or Hansotia's termination of employment occurs at age 65 or older, the executive will not be eligible for the base salary continuation and bonus payments described above
- A terminated executive also is entitled to receive any vested benefits under the ENPP payable beginning at age 65

SEVERANCE BENEFITS TRIGGERED ON TERMINATION FOLLOWING A CHANGE OF CONTROL

For terminations by the Company without "cause" or by an executive for "good reason" within two years following a change of control, the severance benefit includes:

- A lump sum payment representing 3x base salary for Mr. Hansotia, 2x base salary for Messrs. Audia, Crain and Dehner, and 1x base salary for Mr. Felli.

- Pro rata portion of bonus or other incentive benefits for year of termination.

- For Mr. Hansotia, a 3x bonus, for Messrs. Audia, Crain and Dehner, a 2x bonus, and for Mr. Felli, a 1x bonus (calculated based on the three-year average of annual cash bonus received during the prior two completed years and the current year's trend), payable in a lump sum.

- Continued life and/or group health coverage or benefits at the same rates in effect at the time of termination, or payment in lieu of such amounts if, for a post-termination period equal to: for Mr. Hansotia, three years; for Messrs. Audia, Crain and Dehner, two years; and for Mr. Felli, one year.

In addition to the cash severance payments, certain enhanced vesting benefits exist following a change in control:

- All unvested equity awards include a "double-trigger" provision that provides for accelerated vesting of any unvested portion of the award, contingent on a change in control and either termination of employment (as a result of death, disability or retirement, or by the Company without "good cause" or by the executive for "good reason") or failure of the acquiring company to assume outstanding equity grants or provide participants with the value equal to that of the unvested equity grants.

- All benefits under the ENPP that have been earned based on years of service also become vested upon a change of control, regardless of whether the participant experiences a termination following the change in control.

- Accelerated vesting of the executive's account under the Nonqualified Defined Contribution Plan, regardless of whether the participant experiences a termination following such change in control.

Mr. Crain is entitled to receive a gross-up for excise taxes due on any of the change of control payments described above, other than ordinary income taxes associated with payouts from a change of control. Based upon discussions with stockholders, we eliminated the gross-up for excise taxes on severance payments due to a change in control for any executive receiving an employment agreement in 2017 and beyond. Under the provisions of Messrs. Audia's, Dehner's, Hansotia's and Felli's employment contracts, there are no excise tax gross-ups for severance payments (this provision was removed from Mr. Hansotia's agreement in 2021).

For purposes of these benefits, a "change of control" occurs, in general, when either (i) one or more persons acquire common stock of the Company that, together with other stock owned by the acquirers, amounts to more than 50% of the total fair market value or total voting power of the stock; (ii) one or more persons acquire during a 12-month period stock of the Company that amounts to 30% or more of the total voting power of the stock; (iii) a majority of the members of our Board of Directors are replaced in any 12-month period by directors who are not endorsed by a majority of the directors then in office; or (iv) with some exceptions, one or more persons acquire assets from the Company that have a total fair market value equal to or greater than 40% of the aggregate fair market value of all of our assets.

RETIREMENT AND OTHER BENEFITS

Executive officers participate in our various employee benefit plans designed to provide retirement income. Our qualified and nonqualified pension plans provide a retirement income base, and our qualified and nonqualified 401(k) plans permit additional retirement savings. To encourage retirement savings under the qualified and nonqualified 401(k) plans, we provide an employer matching contribution (as noted below).

PLAN TYPE	DESCRIPTION	STATUS
AGCO 401(k) Plan	For the Company's 401(k) plan, we generally contributed approximately $14,850 to each eligible U.S.-based executive's 401(k) account during 2023, which was the maximum contribution match allowable under the Company's 401(k) plan.	Active
Executive Nonqualified Pension Plan ("ENPP")	The ENPP provides the Company's eligible U.S.-based executives with retirement income for a period of 15 years based on a percentage of their final average compensation, including base salary and annual incentive bonus, reduced by the executive's social security benefits and 401(k) plan benefits attributable to employer matching contributions.	ENPP frozen to future salary benefit accruals as of December 31, 2024
Executive Defined Contribution ("DC")	The Company maintains a DC plan with respect to which it makes contributions for certain senior U.S.-based executives. Executives who currently participate in the ENPP will transition to the DC plan in 2025 in connection with the freeze of the ENPP. Mr. Audia was the only NEO who participated in the DC plan during 2023. For Vice Presidents and Senior Vice Presidents, we annually contribute 10% of the executive officer's salary plus his or her annual incentive compensation, less any contributions made during the year with respect to the AGCO 401(k) plan, to the DC Plan. For the Chief Executive Officer, the annual contribution percentage is 15%, similarly adjusted.	Active
Swiss Life Collective BVG Foundation	A cash balance plan with contributions made both by the Company and the executive. The account balance represents contributions made by the Company (plus interest), as well contributions from prior employers.	Active
Brazil Defined Contribution Plan	A defined contribution plan that is broadly available to employees in Brazil. This plan provides a 100% match on contributions up to a maximum of 6% of pay, plus the potential for catch-up contributions.	Active

The ENPP will be frozen to future salary benefit accruals as of December 31, 2024. No further accruals to the executive retirement benefit for compensation or service changes will be made after that date. As of January 1, 2025, any remaining participants will be transitioned to our Executive Defined Contribution plan.

Executives also participate in our other benefit plans on the same general terms as other employees. These plans may include medical, dental and disability insurance coverage.

LIMITED PERQUISITES

We believe that cash and incentive compensation should be the primary focus of compensation and that perquisites should be modest.

- The primary perquisites available to executives are the use of a leased automobile and the reimbursement of dues associated with a social or athletic club.

- Supplemental life and disability insurance is also provided for executives. The life insurance generally provides for a death benefit of six times the executive officer's base salary.

- For executives on international assignments, certain additional expatriate and relocation benefits are provided.

- Mr. Hansotia is allowed to use our aircraft for up to 50 hours of personal use. The cost of this use is taken into consideration by the Committee as part of the establishment of Mr. Hansotia's compensation and, as a result, each year Mr. Hansotia is allowed to carryover unused flight time up to 10 hours. No other executives are allowed personal use.

COMPENSATION RECOVERY POLICY

In October 2023, we adopted the AGCO Corporation Policy for the Recovery of Erroneously Awarded Compensation (the Compensation Recovery Policy), which was effective as of December 1, 2023, to comply with NYSE listing standards implementing Exchange Act Rule 10D-1. The Compensation Recovery Policy generally provides that in the event of certain accounting restatements, the Talent and Compensation Committee will take prompt action to recover erroneously awarded incentive compensation from executive officers that was "received" (within the meaning of the rules) in the three prior completed fiscal years. The policy provides the Talent and Compensation Committee with broad discretion regarding the means of recovery. Previously, we maintained the Compensation Adjustment and Recovery Policy, which provided for recovery if the Board learned of any misconduct by an officer of AGCO or one of its subsidiaries that contributed to our having to restate our published financial statements.

HEDGING AND PLEDGING POLICY

Our Hedging and Pledging Policy prohibits Board members and officers from directly or indirectly, pledging with respect to any equity securities of the Company, or hedging with respect to any equity securities of the Company. For these purposes, "pledging" includes the intentional creation of any form of pledge, security interest, deposit, lien or other hypothecation, including the holding of shares in a margin account, that entitles a third-party to foreclose against, or otherwise sell, any equity securities, whether with or without notice, consent, default or otherwise, but does not include either the involuntary imposition of liens, such as tax liens or liens arising from legal proceedings, or customary purchase and sale agreements, such as Rule 10b5-1 plans, and "hedging" includes any instrument or transaction, including put options and forward-sale contracts, through which the insider offsets or reduces exposure to the risk of price fluctuations in a corresponding equity security. For these purposes, "equity securities" include the Company's common stock, preferred stock and options and other securities exercisable for, or convertible into, settled in, or measured by reference to, any other equity security determined on an as-exercised and as-converted basis. The equity securities attributable to a board member or officer for these purposes shall include equity securities attributable to the board member or officer under either Section 13 or Section 16 of the Exchange Act, provided that equity securities owned by entities shall be included only if the board member or officer directly or indirectly controls a majority of the equity securities of the entity or otherwise directly controls those equity securities of the Company. Pledges of equity securities made by board members or officers prior to December 3, 2020 (each a "Grandfathered Pledge") in compliance with the Company's prior pledging policy may remain pledged until such time when the Grandfathered Pledges are terminated. Equity securities that are pledged shall not be counted toward the ownership requirements under other policies of the Company.

Summary of 2023 Compensation

The following table provides information concerning the compensation of the NEOs for the Company's three most recently completed years ended December 31, 2021, 2022 and 2023.

In the column "Salary," we disclose the amount of base salary paid to the NEO during the year.

In the column "Stock Awards," we disclose the award of stock (specifically RSUs) measured in dollars and calculated in accordance with ASC 718 *Compensation - Stock Compensation*. For awards of RSUs, the ASC 718 aggregate grant date fair value per share is equal to the closing price of our common stock on the date of grant decreased by the present value of the future dividends estimated to be distributed. For the PSP awards that included a market condition, the company measured the fair value using a Monte Carlo simulation. The amounts disclosed as the aggregate grant date fair value of the stock awards granted under the PSP are computed at the probable outcome of the performance conditions, or "target" level. The actual amounts that will be earned are dependent upon the achievement of applicable performance goals. Please also refer to the table below under the caption "2023 Grants of Plan-Based Awards." For more information on our 2023 RSU and PSP grants (including applicable vesting and performance conditions), see the section entitled "Long-Term Incentive".

In the column "Non-Equity Incentive Plan Compensation," we disclose amounts earned under our AIP Plan. The amounts included with respect to any particular year are dependent on whether the achievement of the relevant performance measure was satisfied during the year. For more information on our 2023 AIP program (including applicable performance metrics), see the section entitled "2023 Annual Incentive."

In the column "Change in Pension Value and Non-Qualified Earnings," we disclose the aggregate change in the actuarial present value of the NEO's accumulated benefit under all defined-benefit and actuarial-benefit plans (including supplemental plans) in 2023.

In the column "All Other Compensation," we disclose the sum of the dollar value of all perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000.

The Company currently has employment agreements with Messrs. Hansotia, Audia, Crain, Dehner and Felli, as described in the section entitled "NEO Employment Agreements" above.

2023 Summary Compensation Table

Name and Principle Position[1]	Year	Salary[2] ($)	Bonus ($)	Stock Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Non-Qualified Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Eric P. Hansotia	2023	1,316,667	—	9,252,255	3,732,750	2,567,180	402,414	17,271,266
Chairman, President & CEO	2022	1,216,667	—	8,573,886	2,986,271	363,569	210,060	13,350,453
	2021	1,150,000	—	6,978,345	2,248,969	652,962	151,472	11,181,748
Damon J. Audia	2023	714,000	—	1,205,287	1,349,460	—	158,548	3,427,295
Senior Vice President — Chief Financial Officer	2022	350,000	—	3,207,997	609,406	—	625,153	4,792,556
	2021	—	—	—	—	—	—	—
Robert B. Crain	2023	605,986	—	964,172	1,030,782	1,059,727	61,500	3,722,167
Senior Vice President and General Manager, Grain & Protein	2022	605,986	—	960,378	941,884	—	54,446	2,562,694
	2021	605,986	—	979,018	853,259	—	53,405	2,491,668
Torsten R.W. Dehner[7]	2023	568,653	—	964,172	967,278	311,262	42,209	2,853,574
Senior Vice President and General Manager, Fendt/Valtra	2022	528,293	—	960,378	837,263	—	29,870	2,355,804
	2021	551,599	—	979,018	772,675	—	23,364	2,326,656
Luis F.S. Felli[7]	2023	505,082		964,172	891,339	—	124,630	2,485,223
Senior Vice President and General Manager, Massey Ferguson	2022	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—

[1] Mr. Audia joined the Company as Chief Financial Officer on July 1, 2022.

[2] Annual base salary increases generally go into effect on May 1.

[3] The amounts in this column reflect the grant date fair value of stock awards computed in accordance with ASC 718. The assumptions on which these valuation are based are set for in Note 15 to the audited financial statements included in the Company's annual report on Form 10-K filed with the SEC on February 27, 2024. Amounts included in this column with respect to PSP awards granted in 2023 reflect the aggregate grant date fair value computed in accordance with ASC 718 in relation to the 2023-2025 three-year performance cycle at the probable outcome of the performance conditions, or "target" level, at the date of grant. Assuming the maximum level of performance, the following would be the values of the award on the date of grant: Mr. Hansotia — $11,377,651; Mr. Audia — $1,482,210; Mr. Crain — $1,185,653; Mr. Dehner — $1,185,653; and Mr. Felli $1,185,653. The following were the grant date fair value of the time-vested RSUs granted in 2023 as reported in this column: Mr. Hansotia — $3,563,430; Mr. Audia — $464,182; Mr. Crain — $371,346; Mr. Dehner — $371,346; and Mr. Felli — $371,346.

[4] All annual, cash incentive awards were performance-based. All awards earned for a specific performance in the year are paid the following February or March.

[5] The change in each officer's pension value is the change in the Company's obligation to provide pension benefits (at a future retirement date) from the beginning of the year to the end of the year. The obligation shown in the "2023 Pension Benefits Table" presented below is the value today of a benefit that will be paid at the officer's normal retirement age, based on the benefit formula and his or her current salary and service. The values shown in the Summary Compensation Table represent the change in the pension obligation since the prior year.

Change in pension values during the year may be due to various sources such as:

- *Service accruals:* The benefits payable from the pension plans increase as participants earn additional years of service. Therefore, as each executive officer earns an additional year of service during the year, the benefit payable at retirement increases. Each of the NEOs who participate in a pension plan earned an additional year of benefit service during 2023.

- *Compensation increases/decreases since prior year:* The benefits payable from the pension plans are related to salary. As executive officers' salaries increase (or decrease), then the expected benefits payable from the pension plans will increase (decrease) as well.

- *Aging:* The amounts shown above are changes in the present values of retirement benefits that will be paid in the future. As the officers approach retirement, the present value of the liability increases due to the fact that the executive officer is one year closer to retirement than he was at the prior measurement date.

- *Changes in assumptions:* The amounts shown above are changes in the present values of retirement benefits that will be paid in the future. The discount rate used to determine the present value is updated each year based on current economic conditions. This assumption does not impact the actual benefits paid to participants. The discount rate decreased from 2022 to 2023, which contributed to an increase in the present value of the officers' benefits. The change in pension value is subject to many external variables discussed above, such as discount rates, that are not related to Company performance.

- *Plan amendments:* The Company periodically amends its retirement programs in order to remain competitive locally and/or align with our global benefits strategy. During 2021, the Company amended the ENPP to freeze future salary benefit accruals as of December 31, 2024, and to eliminate a lifetime annuity feature for participants reaching age 65 subsequent to December 31, 2022.

  During 2021, while the pension annuity values for Mr. Crain increased due to service and compensation changes, the plan amendment (as described above under "Plan Amendments") resulted in a net decrease in the present value of benefits of $996,545 for Mr. Crain. Similarly, for Mr. Dehner, while the total account balance under the BVG plan increased, changes in assumptions resulted in a net decrease in the present value of benefits of $69,186. As a result, the change in present value of their pension benefits were reported as $0 during 2022.

  During 2023, the pension annuity values for Mr. Hansotia and Mr. Crain increased due to service and compensation changes. These increases, in addition to a slight decrease in discount rate during 2023, resulted in an increase in pension value for both. The pension benefits and assumptions used to calculate these values are described in more detail below under the caption "Pension Benefits."

(6) The amount shown as "All Other Compensation" includes the following perquisites and personal benefits for the year ended December 31, 2023:

Name	Club Membership ($)	Defined Contribution Match ($)	Life Insurance[a] ($)	Car Lease and Maintenance[b] ($)	Other[c] ($)	Total ($)
Eric P. Hansotia	15,197	14,850	14,229	38,026	320,112	402,414
Damon J. Audia	—	132,341	5,480	6,628	14,099	158,548
Robert B. Crain	15,197	14,850	12,660	17,869	924	61,500
Torsten R.W. Dehner	—	—	—	39,946	2,263	42,209
Luis F.S. Felli	—	29,109	—	37,831	57,690	124,630

(a) These amounts represent the value of the benefit to the executive officer for life insurance policies funded by the Company.

(b) These amounts represent car lease payments made by the Company for cars used by executives and/or their family members, as well as payments for related gas and maintenance costs.

(c) In 2023, in accordance with his employment contract, Mr. Hansotia used the corporate aircraft for personal use for an aggregate of approximately 53 hours (reflecting approximately 3 hours of personal use carried over from 2022) for an aggregate incremental cost of $320,035. Incremental cost for corporate aircraft includes, calculated on a per hour basis, (1) fuel and oil, (2) travel, lodging and other crew expenses, (3) landing, parking, flight planning, customs and similar fees, (4) deadhead and positioning costs, (5) catering costs, (6) maintenance (when not considered a fixed cost), and (7) other similar costs. Since our aircraft is used predominately for business travel, incremental costs exclude fixed costs such as depreciation, crew compensation, hangar rent and insurance. Also included in Mr. Hansotia's "Other" column is a de minimis amount for home office expenses. The amount for Mr. Crain includes commercial airfare related to attendance by Mr. Crain's wife at a business-related event — $924. The amount for Mr. Dehner includes commercial airfare-related costs related to attendance by Mr. Dehner's wife at a business-related event — $2,263. The amount for Mr. Audia includes commercial airfare-related costs related to attendance by Mr. Audia's significant other at a business related event — $825, relocation expenses and related costs of $13,135, and a de minimis amount for home office expenses. The amount for Mr. Felli includes a local bonus for $39,135, a Merchant's Day payment related to a collective agreement for $2,687, paid vacation for $13,436, and food vouchers for $2,432.

(7) Amounts that were paid in a local currency for Messrs. Dehner and Felli were converted into US dollars from Swiss francs and Brazilian reals, respectively, using 2023 foreign exchange rates.

2023 Grants of Plan-Based Awards

In this table, we provide information concerning each grant of an award made to an NEO in the most recently completed year. This includes the awards under the Company's AIP Plan, as well as PSP awards and RSUs under the LTI Plan, each of which is discussed in greater detail under the caption "Compensation Discussion and Analysis." The "Threshold," "Target" and "Maximum" columns reflect the range of estimated payouts under the AIP Plan and the range of number of shares to be awarded under the PSP. In the second-to-last column, we report the number of shares of common stock underlying RSUs granted in the year. In the last column, we report the aggregate ASC 718 grant date fair value of all stock awards made in 2023.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (# of shares)	Target (# of shares)	Maximum (# of shares)		
Eric P. Hansotia	AIP		987,500	1,975,000	3,950,000					
	PSP	1/30/23				13,147	39,440	78,880		5,688,826
	RSU	1/30/23							26,293	3,563,430
Damon J. Audia	AIP		357,000	714,000	1,428,000					
	PSP	1/30/23				1,713	5,138	10,276		741,105
	RSU	1/30/23							3,425	464,182
Robert B. Crain	AIP		272,694	545,387	1,090,775					
	PSP	1/30/23				1,370	4,110	8,220		592,826
	RSU	1/30/23							2,740	371,346
Torsten R.W. Dehner	AIP		255,894	511,787	1,023,575					
	PSP	1/30/23				1,370	4,110	8,220		592,826
	RSU	1/30/23							2,740	371,346
Luis F.S. Felli	AIP		$235,804	$ 471,608	$ 943,216					
	PSP	1/30/23				1,370	4,110	8,220		592,826
	RSU	1/30/23							2,740	371,346

[1] Amounts included in the table above represent the potential payout levels related to corporate objectives for the fiscal year 2023 under the Company's AIP, described in more detail in the Compensation Discussion and Analysis above. These awards were paid on February 28, 2024. Refer to Note 4 of the 2023 Summary Compensation Table.

[2] PSP awards vest based on the attainment of revenue growth and RONA over a three-year period, subject to a total shareholder return modifier. The amounts shown represent the number of shares the executive would receive if the "Threshold," "Target" and "Maximum" levels of performance are reached for the PSP awards granted in 2023 under the LTI Plan.

[3] Amounts represent RSUs, which vest in equal annual installments on the first three anniversaries of the date of grant.

Outstanding Equity Awards at Year-End 2023

The following table provides information concerning unexercised SSARs and stock (including RSUs and PSP awards) that have not been earned or vested for each NEO and is outstanding as of the end of the Company's most recently completed year. Each outstanding award is represented by a separate row that indicates the number of securities underlying the award.

For SSAR awards, the table discloses the exercise price and the expiration date. For stock-based awards, the table provides the total number of shares of stock that have not vested (or have not been earned) and the aggregate market value of shares of stock that have not vested (or have not been earned).

		SSAR Awards					Stock Awards			
Name	Year of Grant	Number of Securities Underlying Unexercised SSARs Exercisable (#)	Number of Securities Underlying Unexercised SSARs Unexercisable[1] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned SSARs (#)	SSAR Exercise Price ($)	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Value Realized on Vesting[5] ($)
Eric P. Hansotia	2018	1,250	—	—	73.14	1/23/2025	—	—	—	—
	2019	9,300	—	—	62.85	1/22/2026	—	—	—	—
	2020	6,500	3,250	—	72.74	1/22/2027	—	—	—	—
	2021	—	—	—	—	—	7,792	946,027	—	—
	2022	—	—	—	—	—	14,630	1,776,228	65,834	7,992,906
	2022	—	—	—	—	—	5,626	683,053	25,320	3,074,101
	2023	—	—	—	—	—	26,293	3,192,233	78,880	9,576,821
Damon J. Audia	2022	—	—	—	—	—	2,198	266,859	9,896	1,201,473
	2022	—	—	—	—	—	16,075	1,951,666	—	—
	2023	—	—	—	—	—	3,425	415,829	10,276	1,247,609
Robert B. Crain	2020	—	2,550	—	72.74	1/22/2027	—	—	—	—
	2021	—	—	—	—	—	1,093	132,701	—	—
	2022	—	—	—	—	—	2,111	256,297	9,500	1,153,395
	2023	—	—	—	0	—	2,740	332,663	8,220	997,990
Torsten R.W. Dehner	2020	2,550	2,550	—	72.74	1/22/2027	—	—	—	—
	2021	—	—	—	—	—	1,093	132,701	—	—
	2022	—	—	—	—	—	2,111	256,297	9,500	1,153,395
	2023	—	—	—	—	—	2,740	332,663	8,220	997,990
Luis F.S. Felli	2020	—	2,550	—	72.74	1/22/2027	—	—	—	—
	2021	—	—	—	—	—	1,093	132,701	—	—
	2022	—	—	—	—	—	2,111	256,297	9,500	1,153,395
	2023	—	—	—	—	—	2,740	332,663	8,220	997,990

[1] SSAR awards vest ratably, or 25% annually, over four years beginning from the date of grant, which was January 23, 2018 for the 2018 grants, January 22, 2019 for the 2019 grants, and January 22, 2020 for the 2020 grants. There were no SSARs awarded in 2021, 2022 or 2023.

[2] The 2021, 2022, and 2023 RSU awards vest in equal installments over three years on the applicable anniversaries of the grant date, which was 1/20/2021 for the 2021 grants, 1/20/2022 for the 2022 grants (other than the grant of 5,626 RSUs granted to Mr. Hansotia and both of the 2022 awards granted to Mr. Audia, each of which were granted on 7/13/2022) and 1/30/2023 for the 2023 grants.

[3] The market value of RSU awards that have not vested is based on the closing price of the Company's common stock on December 29, 2023 (the last business day of 2023), which was $121.41.

[4] The amounts shown represent the number of shares awarded but unearned at "maximum" level of performance under the PSP in January 2022 and January 2023, respectively. The actual amounts that will be earned under the PSP are dependent upon the achievement of pre-established performance goals during the respective performance cycles. The pre-established performance goals related to the 2022 and 2023 PSP grants were achieved above the "target" level of performance; however, the award is subject to

further vesting periods and future actual levels of performance achieved for unearned one-year performance cycles with the ultimate award that is earned determined based upon the average of the three annual percentages.

(5) Based on the closing price of the Company's common stock on December 29, 2023 (the last business day of 2023), which was $121.41.

SSAR Exercises and Stock Vested in 2023

The following table provides information concerning exercises of SSARs and vesting of stock awards including time-based restricted stock units and PSP awards during the most recently completed year for each of the NEOs. The table reports the number of securities acquired upon exercise of SSARs, the aggregate dollar value realized upon exercise of SSARs, the number of shares of stock that have vested and the aggregate dollar value realized upon such vesting.

	SSAR Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise[1] (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[3] ($)
Eric P. Hansotia	—	—	51,433	10,219,544
Damon J. Audia	—	—	6,704	1,617,523
Robert B. Crain	4,200	1,057,635	7,497	1,727,892
Torsten R.W. Dehner	—	—	9,370	1,727,892
Luis F.S. Felli	2,625	500,616	10,006	1,727,892

[1] The number of shares acquired on exercise of SSARs is computed by dividing the "Value Realized on Exercise" by the market price of the underlying securities at exercise. The number of shares acquired upon exercise includes the following shares withheld for income tax purposes: Mr. Crain — 3,453 shares and Mr. Felli — 997 shares.

[2] The dollar amount realized upon exercise is computed by multiplying the number of SSARs exercised times the difference between the market price of the underlying securities at exercise and the exercise price of the SSARs.

[3] Shares withheld for income tax purposes related to stock vested were as follows: Mr. Hansotia — 31,732 shares, Mr. Audia — 5,112 shares, Mr. Crain — 6,310 shares, Mr. Dehner — 4,437 shares, and Mr. Felli — 3,801 shares.

Pension Benefits

The "2023 Pension Benefits Table" provides further details regarding the executive officers' defined benefit retirement plan benefits. Because the pension amounts shown in the "2023 Summary Compensation Table" and the "2023 Pension Benefits Table" are projections of future retirement benefits, numerous assumptions must be applied. In general, the assumptions should be the same as those used to calculate the pension liabilities in accordance with ASC Topic 715, "Compensation – Retirement Benefits," on the measurement date, although the SEC specifies certain exceptions, as noted in the table below.

EXECUTIVE NONQUALIFIED PENSION PLAN

Only executives promoted or hired prior to August 1, 2015 participate in the ENPP, and executives promoted or hired on or after August 1, 2015 participate in the Executive Nonqualified Defined Contribution Plan. In 2021, the ENPP was "frozen" and further salary benefit accruals under the ENPP will end on December 31, 2024. In addition, the lifetime annuity feature was terminated for all participants who had not yet retired. Subsequent to December 31, 2024, the remaining participants in the ENPP will retain any vested ENPP benefits but otherwise will transition to the Executive Nonqualified Defined Contribution Plan.

The ENPP provides the Company's eligible executives with retirement income for a period of 15 years based on a percentage of their final average compensation, including base salary and annual incentive bonus, reduced by the executive's social security benefits and Company 401(k) Savings Plan benefits attributable to employer matching contributions. In addition, for executives who reached age 65 prior to or in 2021, executives who remain with AGCO until age 65 will have their benefits continue as a lifetime annuity after the 15-year post-retirement period ends (i.e., at age 80). The ENPP balances are invested in funds selected by the Company and not at the option of the eligible executive.

The key provisions of the ENPP are as follows:

Monthly Benefit. Senior executives with a vested benefit will be eligible to receive the following retirement benefits each month for 15 years beginning on their normal retirement date (age 65): 3% of final average monthly compensation times years of service up to 20 years, reduced by each of (i) the senior executive's U.S. social security benefit or similar government retirement program to which the senior executive is eligible, (ii) the benefits payable from the AGCO 401(k) Savings Plan (payable as a life annuity) attributable to the Company's matching contributions (at the maximum level) and earnings thereon, and (iii) the benefits payable from any retirement plan sponsored by the Company in any foreign country attributable to the Company's contributions.

Final Average Monthly Compensation. The final average monthly compensation is the average of the three years of base salary and annual cash incentive payments under the AIP Plan paid to the executive during the three years in which such sum was the highest from among the ten years prior to his or her death, termination or retirement, divided by 12.

Vesting. Executives become vested after meeting all three of the following requirements: (i) turn age 50; (ii) completing ten years of service with the Company; and (iii) achieving five years of participation in the ENPP. An executive must (i) remain with the Company until age 65 (and must reach age 65 by December 31, 2022), (ii) have at least ten years of service (five years must include participation in the ENPP), and (iii) have a separation from service with the Company or an applicable affiliate or die prior to December 31, 2022 (at which point, executive must be fully vested in the ENPP pursuant to the previous sentence), to vest in the life annuity portion of this benefit that begins at age 80. Alternatively, all participants will become vested in the plan in the event of a change of control, as defined in the ENPP.

Early Retirement Benefits. Executives do not receive benefits under the ENPP prior to normal retirement age, other than in the case of a change in control, at which time the executive would fully vest in his or her accrued benefit and annuity, as determined on the date of the change in control, subject to continued employment through the change in control.

EXECUTIVE NONQUALIFIED DEFINED CONTRIBUTION PLAN

The Company maintains an Executive Nonqualified Defined Contribution Plan with respect to which it makes contributions for certain senior U.S.-based executives. Executives who currently participate in the ENPP will transition to the Executive Nonqualified Defined Contribution Plan in 2025 in connection with the freeze of the ENPP. Mr. Audia was the only NEO who participated in the Executive Nonqualified Defined Contribution Plan during 2023. For participating Vice Presidents and Senior Vice Presidents, we annually contribute 10% of the executive officer's salary plus his or her annual incentive compensation, less any contributions made during the year with respect to the AGCO 401(k) plan, to AGCO's Executive Nonqualified Defined Contribution Plan. For the Chief Executive Officer, the annual contribution percentage is 15%, similarly adjusted. The Executive Nonqualified Defined Contribution Plan balances are invested in funds selected by the Company and not at the option of the eligible executive.

	Plan Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(4)
Eric P. Hansotia	N/A	N/A	N/A	N/A	N/A	N/A
Damon J. Audia	Nonqualified Defined Contribution Plan	N/A	$ 117,491	$ 1,240	$ —	$ 153,731
Robert B. Crain	N/A	N/A	N/A	N/A	N/A	N/A
Torsten R.W. Dehner	N/A	N/A	N/A	N/A	N/A	N/A
Luis F.S. Felli	N/A	N/A	N/A	N/A	N/A	N/A

(1) Named Executive Officers do not contribute to the Nonqualified Defined Contribution Plan.

(2) The Company contributions shown are included in the "All Other Compensation" column of the 2023 Summary Compensation Table for Mr. Audia. The 2023 contributions were not made until 2024, and the aggregate balance at last FYE includes the balance as of 12/31/2023, plus the addition of the 2023 company contributions.

(3) The aggregate earnings represent deemed investment earnings or losses from the Company contributions. AGCO's Executive Nonqualified Defined Contribution Plan does not guarantee a return on deferred amounts. For this plan, no amounts included in this column are reported in the 2023 Summary Compensation Table because the plan does not provide for above-market or preferential earnings.

(4) The amounts listed in this column include a prior year Company contribution of $35,000 to Mr. Audia's account, which was reported in the Summary Compensation Table in a prior year.

SWISS LIFE COLLECTIVE BVG FOUNDATION

The Swiss Life Collective BVG Foundation (BVG) operates a pension fund in Switzerland, in which Mr. Dehner is a participant. The BVG ensures the plan meets at least the mandated requirements for minimum pension benefits in Switzerland. This plan is a cash balance formula, with contributions made both by the Company and Mr. Dehner. Mr. Dehner's total account balance represents contributions and interest made by the Company, as well as from his prior employers. The amounts shown in the tables throughout this proxy reflect the portion of account balance attributable to contributions made while employed by the Company.

The key provisions of the BVG plan are as follows:

Retirement benefit. Upon retirement, Mr. Dehner will receive the value of his cash balance account. He may elect to receive their benefit as a lump sum or as an annuity. The cash balance account grows each year with pay credits (payable by the employee and the employer) and interest.

Pay credits. Each year, a participant's cash balance account is credited with the following percentage of pensionable pay (varies by age):

Age	Credit as a percentage of pay (paid by the Company)	Credit (category "SVP & above") as a percentage of pay (paid by employee)
25-34	5.5%	2.5%
35-44	7.5%	3.5%
45-54	11.5%	4.5%
55-65	13.5%	5.5%

Pensionable pay. Payable at the annual rate of base pay and bonus.

Normal retirement age. Age 65 (as in accordance with Swiss law).

Early retirement benefits. Participants may elect to retire from the age of 58. Annuity benefits are converted using reduced actuarial equivalence conversion factors.

Vesting. 100% vested (i.e., should Mr. Dehner leave the Company, he will receive the amount accumulated in the capital plan at that time).

2023 Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Year ($)
Eric P. Hansotia	AGCO Executive Nonqualified Pension Plan	10.50	6,242,669	—
Damon J. Audia[2]	N/A	N/A	N/A	N/A
Robert B. Crain	AGCO Executive Nonqualified Pension Plan	18.00	7,669,033	—
Torsten R.W. Dehner	Swiss Life Collective BVG Foundation	13.08	1,324,938	—
Luis F.S. Felli[3]	N/A	N/A	N/A	N/A

[1] Based on plan provisions in effect as of December 31, 2023. The executive officers' pension plan will provide a monthly annuity benefit upon retirement, as described under header "Executive Nonqualified Pension Plan." The values shown in this column are the estimated lump sum value today of the monthly benefits they will receive in the future (based on their current salary and service, as well as the assumptions and methods prescribed by the SEC), computed as the same pension plan measurement date used for our Annual Report on Form 10-K for the year ended December 31, 2023; see Note 20. These values are not the monthly or annual benefits that the applicable executive would receive.

[2] Mr. Audia is not a participant in any AGCO pension plan.

[3] Mr. Felli did not participate in any defined benefit pension programs sponsored by the Company as of December 31, 2023. Mr. Felli continues to participate in a defined contribution plan that is broadly available to other employees in Brazil. This plan provides a 100% match on contributions up to a maximum of 6% of pay, plus the potential for catch-up contributions. In 2023, AGCO contributed USD 29,109 (BRL 145,313) to Mr. Felli's defined contribution plan account.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings, changes in plan provisions and the assumptions used to determine the present value, such as the discount rate. For 2023, the discount rate assumption used to determine the actuarial present value of accumulated pension benefits was lower than in 2022. The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column in the Summary Compensation Table, as well as the amounts above in the Present Value of Accumulated Benefit column, are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that an NEO will actually accrue or receive under the Company's retirement plans during any given year.

Other Potential Post-Employment Payments

Each NEO's employment agreement with the Company includes provisions for post-employment compensation related to certain employment termination events.

The table below and its accompanying footnotes provide specific detail on the post-employment compensation each NEO is entitled to in the event of certain employment termination events assuming termination on the last day of the prior year (December 31, 2023).

Executive / Termination Scenario[1]	Severance	Bonus	Vesting of Equity	Benefits	Retirement Benefits	Death Benefit	Disability Benefit	280G Tax Gross-Up	Estimated Total
Eric P. Hansotia									
Change in Control[2][3][4]	$15,248,250	$3,732,750	$27,399,668	$168,265	$5,889,293 [11]	$ —	$ —	$ —	$52,438,226
Voluntary Termination Without Good Reason	$ —	$ —	$ —	$ —	$ 998,207 [11]	$ —	$ —	$ —	$ 998,207
Retirement[5]	$ —	$ —	$13,797,498	$ —	$ —	$ —	$ —	$ —	$13,797,498
Death[6]	$ 337,500	$3,732,750	$13,797,498	$ —	$ 998,207 [11]	$8,100,000	$ —	$ —	$26,965,955
Disability[7]	$ —	$3,732,750	$13,797,498	$ —	$ 998,207 [11]	$ —	$3,072,600	$ —	$21,601,055
Involuntary With Cause	$ —	$ —	$ —	$ —	$ 998,207 [11]	$ —	$ —	$ —	$ 998,207
Involuntary Without Cause or Good Reason Resignation[8]	$ 8,678,660	$3,732,750	$ —	$ —	$ 998,207 [11]	$ —	$ —	$ —	$13,409,617
Damon J. Audia									
Change in Control[2][3][4]	$ 3,400,866	$1,349,460	$ 5,300,234	$122,733	$ —	$ —	$ —	$ —	$10,173,293
Voluntary Termination Without Good Reason	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Retirement[5]	$ —	$ —	$ 1,422,197	$ —	$ —	$ —	$ —	$ —	$ 1,422,197
Death[6]	$ 240,333	$1,349,460	$ 1,422,197	$ —	$ —	$4,326,000	$ —	$ —	$ 7,337,990
Disability[7]	$ —	$1,349,460	$ 1,422,197	$ —	$ —	$ —	$ 817,800		$ 3,589,457
Involuntary With Cause	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Involuntary Without Cause or Good Reason Resignation[8]	$ 721,000	$1,349,460	$ —	$ 18,995	$ —	$ —	$ —	$ —	$ 2,089,455

Executive / Termination Scenario[1]	Severance	Bonus	Vesting of Equity	Benefits	Retirement Benefits	Death Benefit	Disability Benefit	280G Tax Gross-Up	Estimated Total
Robert B. Crain									
Change in Control[2][3][4]	$ 3,095,922	$1,030,782	$ 2,997,195	$143,516	$7,508,360 [9]	$ —	$ —	$ —	$14,775,775
Voluntary Termination Without Good Reason	$ —	$ —	$ —	$ —	$ 757,215 [9]	$ —	$ —	$ —	$ 757,215
Retirement[5]	$ —	$ —	$ 1,597,459	$ —	$ —	$ —	$ —	$ —	$ 1,597,459
Death[6]	$ 151,497	$1,030,782	$ 1,597,459	$ —	$ 757,215 [9]	$3,635,916	$ —	$ —	$ 7,172,869
Disability[7]	$ —	$1,030,782	$ 1,597,459	$ —	$ 757,215 [9]	$ —	$ 981,000	$ —	$ 4,366,456
Involuntary With Cause	$ —	$ —	$ —	$ —	$ 757,215 [9]	$ —	$ —	$ —	$ 757,215
Involuntary Without Cause or Good Reason Resignation[8]	$ 605,986	$1,030,782	$ —	$ —	$ 757,215 [9]	$ —	$ —	$ —	$ 2,393,983
Torsten R.W. Dehner									
Change in Control[2][3][4]	$ 2,906,100	$1,032,031	$ 2,997,195	$ —	$1,401,316 [10]	$ —	$ —	$ —	$ 8,336,642
Voluntary Termination Without Good Reason	$ —	$ —	$ —	$ —	$1,401,316 [10]	$ —	$ —	$ —	$ 1,401,316
Retirement[5]	$ —	$ —	$ 1,597,459	$ —	$ —	$ —	$ —	$ —	$ 1,597,459
Death[6]	$ 143,098	$1,032,031	$ 1,597,459	$ —	$3,691,876 [10]	$ —	$ —	$ —	$ 6,464,464
Disability[7]	$ —	$1,032,031	$ 1,597,459	$ —	$ 343,584 [10]	$ —	$ —	$ —	$ 2,973,074
Involuntary With Cause	$ —	$ —	$ —	$ —	$1,401,316 [10]	$ —	$ —	$ —	$ 1,401,316
Involuntary Without Cause or Good Reason Resignation[8]	$ 572,394	$1,032,031	$ —	$ —	$1,401,316 [10]	$ —	$ —	$ —	$ 3,005,741
Luis F.S. Felli									
Change in Control[2][3][4]	1,268,276	916,717	2,997,195	—	—	—	—	—	5,182,188
Voluntary Termination Without Good Reason	—	—	—	—	—	—	—	—	—
Retirement[5]	—	—	1,597,459	—	—	—	—	—	1,597,459
Death[6]	131,002	916,717	1,597,459	—	—	—	—	—	2,645,178
Disability[7]	—	916,717	1,597,459	—	—	—	—	—	2,514,176
Involuntary With Cause	—	—	—	—	—	—	—	—	—
Involuntary Without Cause or Good Reason Resignation[8]	—	916,717	—	—	—	—	—	—	916,717

[1] All termination scenarios assume termination occurred on December 31, 2023, and a stock price of $121.42, which was the closing price of the Company's common stock on December 29, 2023 (the last business day of 2023).

The employment agreements with executives generally contain certain restrictive covenants that continue for a period of two years after termination of employment, including a non-competition covenant, a non-solicitation of customers covenant and a non-recruitment of employees covenant.

[2] Upon termination within two years following a change of control, the following provisions apply to each of the NEOs:

- Mr. Hansotia would receive a lump sum payment equal to (i) three times his base salary in effect at the time of termination, (ii) a pro-rata portion of his bonus or other incentive compensation earned for the year of termination and (iii) a bonus equal to three times the three-year average of his respective annual bonus received during the prior two completed years and the current year's trend, payable in a lump sum. He would continue to receive life insurance and health benefits during a three-year period. Mr. Hansotia no longer has a right to an excise tax gross-up.

- Messrs. Audia, Crain and Dehner would receive a lump sum payment equal to (i) two times base salary in effect at the time of termination, (ii) a pro-rata portion of bonus or other incentive compensation earned for the year of termination and (iii) a bonus equal to two times the three-year average of the NEO's awards received during the prior two completed years and the current year's trend. Each of the NEOs would continue to receive life insurance, disability and healthcare benefits during a two-year period. Mr. Felli would receive payment equal to (i) one times base salary in effect at the time of termination, (ii) a pro-rated portion of bonus or other incentive compensation earned for the year of termination and (iii) a bonus equal to one time the three-year average of awards received during the prior two completed years and the current year's trend. Mr. Crain is entitled to receive a gross-up for excise taxes due on any of the change of control payments described above; no other NEO has this entitlement. Based on our 280G change-in-control calculation, Mr. Crain's payments would not trigger an excise tax.

- Messrs. Crain and Hansotia would receive their ENPP retirement benefit payable as a lump sum. This lump sum is calculated in a similar fashion as values disclosed in the Pension Benefits Table, except it is determined based on the plan's actuarial equivalence definition rather than the SEC prescribed assumptions. In the case of Messrs. Audia and Crain, the payment shall be made in a lump sum. In the case of Mr. Dehner, the portion attributable to base salary will be paid in three installments and the remainder will be paid in a lump sum. There is no enhancement to their pension benefit amount in the event of a change in control other than immediate vesting of the benefit.

(3) All outstanding unvested equity awards are subject to a "double trigger" whereby accelerated vesting is contingent on a change in control and either qualifying termination of employment (as a result of death, disability or retirement, or by the Company without "good cause" or by the executive for "good reason") or failure of the acquiring company to assume outstanding equity grants or provide participants with the value equal to that of the unvested equity grants. In addition, if the equity grants are assumed on a change in control but then the NEO has a qualifying termination within two years of the change in control, (a) RSUs will vest on a pro rata basis, (b) PSPs would have by their terms been converted into time-based RSUs upon the change in control (based on the greater of target or actual performance) and will vest pro rate, and (c) SSARs will vest in full on death or disability and pro rata on another type of qualifying termination, in each case, within two years of a change in control.

(4) In the case of a change of control, the retirement benefits are payable as a lump sum six months after termination of employment or, if such termination occurs more than twenty-four months after the change in control, in accordance with the terms of the ENPP. The difference between the "Retirement Benefits" values shown in the table above from the ENPP and the value shown in the "2023 Pension Benefits Table" is due to the fact that the interest and mortality assumptions prescribed by the ENPP in the event of a change of control are different from the assumptions used in the actuarial valuation. There is no enhancement to the benefit amount under a change of control other than immediate vesting of the benefit.

(5) Mr. Crain and Mr. Hansotia are vested in their ENPP benefit, but were not eligible to commence their benefits as of December 31, 2023. Equity will vest in the same manner as upon death or disability, as described in the notes 9 and 11 below.

(6) Upon death, the following provisions apply to each of the NEOs:

- The estate would receive the executive's base salary in effect at the time of death for a period of three months. The estate is also entitled to all sums payable to the executive through the end of the month in which death occurs, including the pro-rata portion of his bonus earned at this time. The "Death Benefit" amount represents the value of the insurance proceeds payable upon death.

- The RSUs that would have vested in the twelve-month period following the NEO's death will accelerate and vest.

- PSP awards remain outstanding and subject to pro-rata vesting at the end of the performance period, based on actual performance. There is no economic benefit represented in the chart above to reflect this treatment.

(7) Upon disability, the following provisions apply to each of the NEOs:

- Each of the NEOs would receive all sums otherwise payable to them by the Company through the date of disability, including the pro-rata portion of the bonus earned. The "Disability Benefit" amount represents the annual value of the insurance proceeds payable to the executive on a monthly basis upon disability.

- The RSUs that would have vested in the twelve-month period following the NEO's death will accelerate and vest.

- PSP awards remain outstanding and subject to pro-rata vesting at the end of the performance period, based on actual performance. There is no economic benefit represented in the chart above to reflect this treatment.

(8) If employment is terminated without cause or if the executive voluntarily resigns with good reason (not in connection with a change in control), the following provisions apply to each of the NEOs:

- Messrs. Audia, Crain and Dehner, each would receive (i) their base salary in effect at the time of termination for a one-year severance period, paid at the same intervals as if they had remained employed with the Company and (ii) a pro-rata portion of their bonus earned for the year of termination, which is payable at the time incentive compensation is generally payable by the Company. Life insurance benefits are continued for Messrrs. Audia and Crain for the duration of the severance period; each NEO would also receive up to eighteen months of COBRA coverage at active employee rates.

- Mr. Felli, he would be entitled to severance benefits foreseen in the applicable labor law (Brazil) at the date of termination.

- Mr. Hansotia, he would receive (i) his base salary in effect at the time of termination for a two-year severance period, paid at the same intervals as if he had remained employed with the Company, (ii) a bonus equal to two times the three-year average of his awards received during the prior two completed years and the current year's trend, payable in a lump sum, and (iii) continued life insurance benefits and up to eighteen months COBRA coverage at active employee rates.

(9) Mr. Crain is currently vested in his ENPP retirement benefit. In the event of Mr. Crain's termination within two years of a change of control, he would receive a $7,508,360 lump sum payment on the first day of the seventh month following his termination (or earlier in the event of termination as a result of Mr. Crain's death). In the event of his termination not within two years of a change in control, he would receive a $757,215 annual annuity for 15 years beginning at age 65. The present value of this annuity equals the benefits disclosed in the Pension Benefits Table, based on the assumptions and methods defined by the SEC. There is no enhancement that would be added to his pension benefit if he had been terminated on December 31, 2023.

(10) In the event of Mr. Dehner's termination due to a change of control, he would receive a $1,401,316 lump sum payment from his retirement plan. In the event of his termination due to death, he would receive a $3,691,876 lump sum payment. In the event of his termination due to disability, he would receive a $343,584 annual annuity until age 65. In the event of his termination due to any other cause, he would receive a lump sum payment of $1,401,316, which corresponds to his vested benefits as per December 31, 2023.

(11) Mr. Hansotia is currently vested in his ENPP retirement benefit. In the event of Mr. Hansotia's termination within two years of a change of control, he would receive a $5,889,293 lump sum payment on the first day of the seventh month following his termination (or earlier in the event of termination as a result of Mr. Hansotia's death). In the event of his termination not within two years of a change in control, he would receive a $998,207 annual annuity for 15 years beginning at age 65. The present value of this annuity equals the benefits disclosed in the Pension Benefits Table, based on the assumptions and methods defined by the SEC. There is no enhancement that would be added to his pension benefit if he had been terminated in the event of his termination due to any other cause on December 31, 2023.

Pay Versus Performance

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[1]	Average Summary Compensation Table Total for Non-PEO NEO ($)[1]	Average Compensation Actually Paid to Non-PEO NEO ($)[1]	Value of Initial Fixed $100 Investment Based On:		Net Income ($)[1]	Company-Selected Measure (Adjusted Operating Margin) (%)[2]
					Total Shareholder Return[1]	Peer Group Total Shareholder Return[1]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023[3]	$ 17,271,266	$ 17,672,602	$ 3,122,065	$ 3,402,833	$ 180.19	$ 119.43	$ 1,171.4	12.0 %
2022[3]	13,350,453	25,100,778	3,122,828	4,771,244	195.59	130.62	889.6	10.3 %
2021[3]	11,181,748	11,598,468	2,857,547	2,484,180	156.50	142.11	897.0	9.1 %
2020[3]	13,852,298	14,460,470	4,375,062	5,958,183	134.77	114.59	427.1	7.0 %

[1] All balances are whole numbers except for net income, which are in millions.

[2] Adjusted operating margin is a non-GAAP measure, and a reconciliation is provided to the closest U.S. GAAP measure in the appendix at the end of this proxy statement.

[3] Martin H. Richenhagen was the Company's PEO for the year ended December 31, 2020. Eric P. Hansotia was the Company's PEO for the years ended December 31, 2021, 2022 and 2023. The individuals comprising the Non-PEO NEOs for each year presented are noted below:

  · 2023 - Damon J. Audia, Robert B. Crain, Torsten R.W. Dehner and Luis F.S. Felli

  · 2022 - Damon J. Audia, Andrew H. Beck, Robert B. Crain, Torsten R.W. Dehner and Hans-Bernd Veltmaat

  · 2021 - Andrew H. Beck, Robert B. Crain, Torsten R.W. Dehner and Hans-Bernd Veltmaat

  · 2020 - Andrew H. Beck, Robert B. Crain, Eric P. Hansotia and Hans-Bernd Veltmaat

	PEO	OTHER NEOS
Prior FYE **Current FYE** **Fiscal Year**	12/31/2022 12/31/2023 2023	12/31/2022 12/31/2023 2023
SCT Total	$ 17,271,266	$ 3,122,065
- Change in Pension Value in SCT	(2,567,180)	(77,816)
+ Pension Service Cost	521,890	142,249
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(9,252,255)	(1,024,451)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	12,863,580	1,424,318
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(1,797,424)	(290,445)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	632,725	106,913
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—
Compensation Actually Paid	$ 17,672,602	$ 3,402,833

Listed below are the three performance measures for AGCO that we consider to be the most important for driving long-term returns for our stockholders. Adjusted operating margin and return on net assets (RONA) are both goals under our annual incentive awards and are more fully discussed under "Compensation Discussion & Analysis – Description of Performance Measures." Revenue and RONA are both goals for the performance-based awards under our long-term incentive plan. Over time we have considered different performance measures to be the most important, and we would expect them to change in the future as well.

Most Important Company Performance Measures for Determining NEO Compensation
Adjusted operating margin[(1)]
RONA[(1)]
Revenue growth

[(1)] Adjusted operating margin and RONA are non-GAAP measures, and a reconciliation is provided to the closest U.S. GAAP measure in the appendix at the end of this proxy statement.

RELATIONSHIPS WITH CERTAIN PERFORMANCE MEASURES

Described below are the relationships between certain performance measures and the compensation summarized above:

Cumulative Total Shareholder Return. For the four years summarized above, cumulative shareholder return was 180.19%. This compares to a decrease in compensation actually paid to our PEO from 2022 to 2023 of $7,428,176 (or 29.6%), an increase in compensation actually paid to our PEO from 2021 to 2022 of $13,502,310 (or 116.4%) and a decrease in compensation actually paid to our PEO from 2020 to 2021 of 2,862,002 (or 19.8%). Similarly, it compares to a decrease in average compensation actually paid to our other NEOs from 2022 to 2023 of $1,368,411 (or 28.7%), an increase in average compensation actually paid to our other NEOs of $2,287,064 (or 92.1%) from 2021 to 2022 and a decrease in average compensation actually paid to our other NEOs of 3,474,003 (or 58.3%) from 2020 to 2021. The decreases from 2022 to 2023 largely reflect a decrease in the fair value of equity awards. The increases from 2021 to 2022 largely reflect the increase in cumulative shareholder return and the corresponding increase in the fair value of equity awards and the decreases from 2020 to 2021 largely reflect a decrease in the fair value of equity awards. These comparisons are impacted by the timing and share prices at the time of awards, the performance goals that were embedded in those awards and the Company's financial performance during the relevant periods, as well as the share prices at the times that fair value were determined. During the 2020 to 2023 four-year period, the cumulative shareholder return of the Company's peer group was 119.43%. The difference between peer group performance and the Company's largely is attributable to the Company's improved adjusted operating margin combined with strong performance generally for the agricultural equipment industry.

Net Income. During the four years summarized above, the Company's net income increased by $281.8 million (or 31.7%) between 2022 and 2023, decreased by $7.4 million (or 0.8%) between 2021 and 2022 and increased by 469.9 million (or 110.0%) between 2020 and 2021. A discussion of the factors that impacted net income is contained in our Form 10-K for the year ended December 31, 2023. Actual compensation paid to and earned by our PEO and other NEOs and the primary reasons for changes between years are described above. As a percentage of net income, our PEO and the average NEO's compensation actually paid decreased from 2022 to 2023, increased from 2021 to 2022 and decreased from 2020 to 2021.

Company Selected Measure. The Company selected measure is adjusted operating margin. As discussed under "Compensation Discussion & Analysis – Description of Performance Measures," this measure links to earnings and is key to increasing performance and stockholder value. This measure increased by 1.7 percentage points from 2022 to 2023, 1.2 percentage points from 2021 to 2022 and 2.1 percentage points from 2020 to 2021. We believe that total shareholder return for these periods compared to that of our peer group is a product of the increases in this measure, although there were other influences as well.

2023 CEO Pay Ratio

Our analysis began by determining that we had approximately 28,800 employees as of a December 31, 2023 determination date, including interns, apprentices, and part-time and seasonal employees. Although in prior years we used December 1 as our determination date, we changed the date to December 31 for 2023 as it was more administratively practicable. Although permitted by the SEC, we did not use the 5% de Minimis rule to exclude or eliminate any employee group. We converted all cash compensation paid in foreign currency into U.S. dollars based upon the December 31, 2023 year-end exchange rates. Based on our consistently applied compensation measure of actual total cash compensation, we initially identified a non-U.S. median employee that had anomalous compensation characteristics. Therefore, we selected as our median employee a U.S.-based employee with substantially similar compensation to that of the non-U.S. employee. The median employee's total 2023 compensation, as determined in a manner consistent with our Summary Compensation Table, was $54,822, and the CEO's was $17,271,266.

Based on this methodology, we estimate the ratio of CEO pay to median employee pay is 315:1.

Talent and Compensation Committee Report

The Talent and Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Talent and Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the SEC.

Commencing in 2020, the Talent and Compensation Committee engaged Korn Ferry to serve as its independent compensation adviser to advise management and the Talent and Compensation Committee with respect to the Company's compensation programs and to undertake various related studies and projects. During 2023, the Talent and Compensation Committee evaluated Korn Ferry's independence pursuant to SEC and NYSE requirements and determined that no conflicts of interest arose from the work to be performed by Korn Ferry.

The aggregate fees billed by Korn Ferry for consulting services rendered to the Talent and Compensation Committee during 2023 related to the recommendation of the amount or form of executive and director compensation were approximately $296,750. The total amount of fees paid by the Company to Korn Ferry in 2023 for all other services, excluding Talent and Compensation Committee services, was approximately $427,894. These other services primarily related to executive search fees and job pricing efforts. The Talent and Compensation Committee recommended and approved the provision of these additional services to the Company by Korn Ferry.

The foregoing report is submitted by the Talent and Compensation Committee of the Board.

Suzanne P. Clark, Chair
Sondra L. Barbour
David Sagehorn
Matthew Tsien

Audit Committee Report

To the Board of Directors:

The Audit Committee consists of the following members of the Board: Sondra L. Barbour (Chair), George E. Minnich, David Sagehorn and Matthew Tsien. Each of the members is "independent" as defined by the NYSE and SEC.

Management is responsible for the Company's internal controls, financial reporting process and compliance with the laws and regulations and ethical business standards. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and an audit of the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes and to report its findings to the Board. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm, nor can the Audit Committee certify that the independent registered public accounting firm is "independent" under applicable rules. The Audit Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors and the experience of the Audit Committee's members in business, financial and accounting matters.

We have reviewed and discussed with management the Company's audited consolidated financial statements as of and for the year ended December 31, 2023 and management's assessment of the effectiveness of the Company's internal control over financial reporting and KPMG LLP's audit of the Company's internal control over financial reporting as of December 31, 2023.

We have discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the U.S. Securities and Exchange Commission.

We have received and reviewed the written disclosures from KPMG LLP required by NYSE listing standards and the applicable requirements of the Public Company Accounting Oversight Board (United States) regarding the independent registered public accounting firm's communications with the Audit Committee and have discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

We also have considered whether the professional services provided by KPMG LLP, not related to the audit of the consolidated financial statements and internal control over financial reporting referred to above or to the reviews of the interim consolidated financial statements included in the Company's Forms 10-Q for the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023, is compatible with maintaining KPMG LLP's independence.

Based on the reviews and discussions referred to above, we recommended to the Board that the consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

The foregoing report has been furnished by the Audit Committee of the Board.

Sondra L. Barbour, Chair
George E. Minnich
David Sagehorn
Matthew Tsien

AUDIT FEES

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the Company's annual consolidated financial statements for 2023 and 2022, the audit of the Company's internal control over financial reporting for 2023 and 2022, subsidiary statutory audits and the reviews of the financial statements included in the Company's SEC filings on Form 10-K, Form 10-Q and Form 8-K during such years were approximately $7,873,000 and $7,741,000, respectively.

AUDIT-RELATED FEES

The aggregate fees billed by KPMG LLP for professional services rendered for 2023 and 2022 for audit-related fees were approximately $97,000 and $62,000, respectively. The amounts for 2023 and 2022 primarily represent fees for audits of employee benefit plans and required auditor certifications for various matters required in certain foreign jurisdictions.

TAX FEES

KPMG LLP did not provide any professional tax services during 2023 or 2022.

FINANCIAL AND OPERATIONAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

KPMG LLP did not provide any information technology services related to financial and operational information systems design and implementation to the Company or its subsidiaries during 2023 or 2022.

ALL OTHER FEES OF KPMG LLP

KPMG LLP did not provide any other services during 2023 or 2022.

A representative of KPMG LLP is expected to be present at the Annual Meeting with the opportunity to make a statement and will be available to respond to appropriate questions.

All of KPMG's services and fees for services, whether audit or non-audit, are preapproved by the Audit Committee. In some instances services and fees initially are preapproved by the Chair of the Audit Committee and then re-approved subsequently by the Audit Committee. All services performed by KPMG LLP for 2023 were approved by the Chair of the Audit Committee and the Audit Committee. The Audit Committee has appointed KPMG LLP as the Company's independent registered public accounting firm for 2024, subject to stockholder ratification. KPMG LLP has served as the Company's independent registered public accounting firm since 2002.

Certain Relationships and Related Party Transactions

The Company has a written related party transaction policy pursuant to which a majority of the independent directors of an appropriate committee must approve transactions that exceed $120,000 in amount in which any director, executive officer, significant stockholder or certain other persons has or have a material interest.

Ms. Srinivasan, who is currently a member of the Company's Board of Directors, is the Chairman and Managing Director of TAFE. The Company owns approximately 21% of TAFE's outstanding shares. Through TAFE and TAFE Motors and Tractors Limited, Ms. Srinivasan is the beneficial owner of 12,150,152 shares of the Company's common stock, not including shares of the Company's common stock received by Ms. Srinivasan for service as a director. The Company received dividends of approximately $2.9 million from TAFE during 2023. Pursuant to various arrangements that are terminable upon notice, TAFE manufactures and sells Massey Ferguson branded equipment (primarily in India) and also supplies tractors and components to AGCO for sale in other markets. During 2023, the Company purchased approximately $171.6 million of tractors and components from TAFE and sold approximately $3.6 million of parts to TAFE.

The Company and TAFE are parties to a Letter Agreement regarding the current and future accumulation by TAFE of shares of our common stock and certain governance matters. The Letter Agreement expires on April 24, 2024. Pursuant to the Letter Agreement, TAFE has agreed not to (i) purchase in excess of 12,150,152 shares of our common stock, subject to certain adjustments; (ii) subject to its rights to make a non-public offer to acquire all or a part of the Company (or propose another transaction that would result in a change of control of the Company), form or act as part of a group with respect to the ownership or voting of our common stock or to otherwise grant a third-party a proxy or other voting rights with respect to our common stock owned by TAFE or its affiliates (other than to or at the request of the Company), provided that TAFE and its affiliates are expressly permitted to act as a group; or (iii) publicly announce its intention to commence, or commence, an offer to acquire all or part of our common stock.

During the term of the Letter Agreement, the Company has agreed to: (i) nominate a candidate proposed by TAFE for election to our Board of Directors at each annual meeting, as long as the collective beneficial ownership by TAFE and its affiliates is 5% or more of the then outstanding common stock of the Company, subject to certain adjustments and restrictions; and (ii) provide customary assistance to TAFE in selling its shares, including filing a registration statement with the SEC, if TAFE determines to dispose of any shares of our common stock in a public distribution.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which was included as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 25, 2019.

Annual Report to Stockholders

The Company's 2023 Annual Report to its stockholders and Annual Report on Form 10-K for the year ended December 31, 2023, including consolidated financial statements, but excluding other exhibits, is being furnished with this proxy statement to stockholders of record as of March 15, 2024.

Annual Report on Form 10-K

We will provide without charge a copy of our Annual Report filed on Form 10-K for the year ended December 31, 2023, including the consolidated financial statements, on the written request of the beneficial owner of any shares of our common stock on March 15, 2024. The written request should be directed to: Corporate Secretary, AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096.

Independent Registered Public Accounting Firm

A representative of KPMG LLP, our independent registered public accounting firm for 2023, is expected to attend the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so. The representative also will be available to respond to appropriate questions from stockholders. The Audit Committee has appointed KPMG LLP as our independent registered public accounting firm for 2024, subject to stockholder ratification.

Stockholders' Proposals

Any stockholder of the Company who wishes to present a proposal at the 2025 Annual Meeting of stockholders of the Company, and who wishes to have such proposal included in the Company's proxy statement and form of proxy for that meeting, must deliver a copy of such proposal to the Company at its principal executive offices at 4205 River Green Parkway, Duluth, Georgia 30096, Attention: Corporate Secretary, no later than November 25, 2024; however, if next year's Annual Meeting of stockholders is held on a date more than 30 days before or after the corresponding date of the 2024 Annual Meeting, any stockholder who wishes to have a proposal included in our proxy statement for that meeting must deliver a copy of the proposal to the Company at a reasonable time before the proxy solicitation is made. We reserve the right to decline to include in our proxy statement any stockholder's proposal which does not comply with the advance notice provisions of our By-Laws or the rules of the SEC for inclusion therein.

Any stockholder of the Company who wishes to present a proposal at the 2025 Annual Meeting of stockholders of the Company, but not have such proposal included in our proxy statement and form of proxy for that meeting, must deliver a copy of such proposal to the Company at its principal executive offices at 4205 River Green Parkway, Duluth, Georgia 30096, Attention: Corporate Secretary no later than February 24, 2025 and no earlier than January 25, 2025 and otherwise in accordance with the advance notice provisions of our By-Laws or the persons appointed as proxies may exercise their discretionary voting authority if the proposal is considered at the meeting. The advance notice provisions of our By-Laws provide that for a proposal to be properly brought before a meeting by a stockholder, such stockholder must disclose certain information and must have given the Company notice of such proposal in written form meeting the requirements of our By-Laws no later than 60 days and no earlier than 90 days prior to the anniversary date of the immediately preceding Annual Meeting of stockholders.

Reconciliation of Non-GAAP Measures

The following is a reconciliation of reported income from operations, net income and net income per share to adjusted income from operations, net income and net income per share for the years ended December 31, 2023, 2022, 2021, 2020 and 2019 (in millions, except per share data).

	Years Ended December 31,								
	2023			**2022**			**2021**		
	Income from Operation[2]	**Net Income**[1]	**Net Income per Share**[1][2]	**Income from Operations**	**Net Income**[1][2]	**Net Income per Share**[1][2]	**Income from Operations**	**Net Income**[1]	**Net Income per Share**[1]
As reported	$1,700.4	$1,171.4	$ 15.63	$1,265.4	$ 889.6	$ 11.87	$1,001.4	$ 897.0	$ 11.85
Impairment charges	4.1	4.1	0.05	36.0	23.8	0.32	—	—	—
Restructuring expenses	11.9	9.5	0.13	6.1	4.8	0.06	15.3	11.8	0.16
Gain on full acquisition of IAS joint venture	—	—	—	—	(3.4)	(0.05)	—	—	—
Write-down of investment in Russian finance joint venture	—	—	—	—	4.8	0.06	—	—	—
Transaction-related costs	16.0	11.8	0.16	—	—	—	—	—	—
Argentina currency devaluation impact	—	45.8	0.61	—	—	—	—	—	—
Divestiture-related foreign currency translation release	—	8.2	0.11	—	11.4	0.15	—	—	—
Deferred income tax adjustments	—	—	—	—	—	—	—	(123.4)	(1.63)
Discrete tax items	—	(85.9)	(1.15)	—	—	—	—	—	—
As adjusted	$1,732.3	$1,164.9	$ 15.55	$1,307.5	$ 930.9	$ 12.42	$1,016.7	$ 785.4	$ 10.38

	Years Ended December 31,					
	2020			**2019**		
	Income from Operations	**Net Income**[1][2]	**Net Income per Share**[1]	**Income from Operations**	**Net Income**[1][2]	**Net Income per Share**[1][2]
As reported	$ 599.7	$ 427.1	$ 5.65	$ 348.1	$ 125.2	$ 1.63
Impairment charge - tillage joint venture	20.0	10.0	0.13	—	—	—
Goodwill impairment charge	—	—	—	176.6	176.6	2.29
Restructuring expenses	19.7	19.5	0.26	9.0	8.3	0.11
Deferred income tax adjustment	—	—	—	—	53.7	0.70
Swiss tax reform	—	—	—	—	(21.8)	(0.28)
Gain on sale of investment in affiliate	—	(32.5)	(0.43)	—	—	—
As adjusted	$ 639.4	$ 424.2	$ 5.61	$ 533.7	$ 341.9	$ 4.44

[1] Net income and net income per share amounts are after tax.

[2] Rounding may impact summation of amounts.

The following is a reconciliation of operating margin and adjusted operating margin for the years ended December 31, 2023 2022, and 2021 (in millions, except margin data):

	2023	2022	2021
Net sales	$ 14,412.4	$ 12,651.4	$ 11,138.3
Reported income from operations	1,700.4	1,265.4	1,001.4
Adjusted income from operations	1,732.3	1,307.5	1,016.7
Reported operating margin	11.8 %	10.0 %	9.0 %
Adjusted operating margin	12.0 %	10.3 %	9.1 %

The following is a reconciliation of net cash provided by operating activities to free cash flow for the years ended December 31, 2023 and 2022 (in millions):

	2023	2022
Net cash provided by operating activities	$ 1,103.1	$ 838.2
Less:		
Purchases of property, plant and equipment	(518.1)	(388.3)
Free cash flow	$ 585.0	$ 449.9

The following table sets forth, for the year ended December 31, 2023, the impact to net sales of currency translation (in millions, except percentages):

Years ended December 31,			Change due to currency translation	
2023	2022	% change from 2022	$	%
$ 14,412.4	$ 12,651.4	13.9 %	13.0	0.1 %

The following is a reconciliation of return on net assets (RONA) for the years ended December 31, 2023, 2022 and 2021 (in millions, except RONA data):

	Years Ended December 31,		
	2023	2022	2021
Accounts receivable[1]	1,458.4	1,160.5	936.3
Inventory	3,440.7	3,189.7	2,593.7
Plant, property & equipment	1,920.9	1,591.2	1,464.8
Goodwill	1,333.4	1,310.8	1,280.8
Intangible assets	308.8	364.4	392.2
Accounts payable[2]	(1,164.2)	(1,356.0)	(1,049.4)
Accrued expenses	(2,903.8)	(2,271.3)	(2,062.2)
Total net assets	4,394.2	3,989.3	3,556.2
Income from operations	1,700.4	1,265.4	1,001.4
Restructuring expenses	11.9	6.1	15.3
Impairment charges	4.1	36.0	—
Transaction-related costs	16.0	—	—
Amortization of intangibles	57.7	60.1	61.1
Interest income	64.2	33.1	18.7
Discounts on sale of receivables	(148.4)	(71.1)	(24.5)
Return	1,705.9	1,329.6	1,072.0
RONA	38.8 %	33.3 %	30.1 %

[1] Excludes receivables from affiliates of $146.9 million, $60.8 million and $55.2 million as of December 31, 2023, 2022 and 2021, respectively.

[2] Excludes payables to affiliates of $43.1 million, $29.3 million and $28.9 million as of December 31, 2023, 2022 and 2021, respectively.

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Annual Report on Form 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-12930

AGCO CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**58-1960019**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4205 River Green Parkway	
Duluth, Georgia	**30096**
(Address of principal executive offices)	(Zip Code)

(770) 813-9200

(Registrants telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol	Name of exchange on which registered
Common stock	AGCO	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer   ☐ Accelerated filer   ☐ Non-accelerated filer   ☐ Smaller reporting company   ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of AGCO Corporation's Common Stock (based upon the closing sales price quoted on the New York Stock Exchange) held by non-affiliates as of June 30, 2023 was approximately $8.2 billion. For this purpose, directors and officers and the entities that they control have been assumed to be affiliates. As of February 20, 2024, 74,617,874 shares of AGCO Corporation's Common Stock were outstanding.

Documents Incorporated by Reference

Portions of AGCO Corporation's Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

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PART I

Item 1.   *Business*

AGCO Corporation was incorporated in Delaware in 1991. Unless otherwise indicated, all references in this Form 10-K to "AGCO," "we," "us" or the "Company" include AGCO Corporation and its subsidiaries.

General

We are a global leader in the design, manufacture and distribution of agricultural machinery and precision agriculture technology. Our purpose is to provide farmer-focused solutions to sustainably feed our world. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment, seeding and tillage equipment, implements, and grain storage and protein production systems. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of well-known brands, including Fendt®, GSI®, Massey Ferguson®, Precision Planting® and Valtra®, supported by our FUSE® precision agriculture solutions. We distribute most of our products through approximately 3,100 independent dealers and distributors in approximately 140 countries. We also provide retail and wholesale financing through our finance joint ventures with Coöperatieve Rabobank U.A., which, together with its affiliates, we refer to as "Rabobank."

On September 28, 2023, the Company entered into a Sale and Contribution Agreement with Trimble Inc. ("Trimble") to form a joint venture ("Trimble Ag joint venture") (i) to which Trimble will contribute its agricultural business (other than certain Global Navigation Satellite System and guidance technologies) and AGCO will contribute JCA Technologies, and (ii) AGCO will acquire an 85% interest in the joint venture for cash consideration of $2.0 billion. We believe the joint venture will create a global-leading mixed-fleet precision ag platform. We will be the exclusive provider of Trimble's comprehensive technology offering, supporting the future development and distribution of next-generation agriculture technologies. Trimble offers a wide variety of user-friendly technologies compatible across brands, equipment models and farm types. Its hardware, software and cloud-based applications span all aspects of the crop cycle, from land preparation to planting and seeding to harvest. We expect the transaction to close during the first half of 2024. The closing is subject to customary conditions, including compliance with antitrust and similar laws. See Note 2 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further information.

1

Products

The following table sets forth a description of the Company's more significant products and their percentage of net sales:

Product	Product Description	Percentage of Net Sales[1]		
		2023	2022	2021
Tractors	• High horsepower tractors (140 to 650 horsepower); typically used on large acreage farms, primarily for row crop production, soil cultivation, planting, land leveling, seeding and commercial hay operations	61 %	59 %	57 %
	• Utility tractors (40 to 130 horsepower); typically used on small and medium sized farms and in specialty agricultural industries, including dairy, livestock, orchards and vineyards			
	• Compact tractors (under 40 horsepower); typically used on small farms and specialty agricultural industries, as well as for landscaping, equestrian and residential uses			
Combines	• Combines, sold with a variety of threshing technologies and complemented by a variety of crop-harvesting heads; typically used in harvesting grain crops such as corn, wheat, soybeans and rice	4 %	5 %	4 %
Hay Tools and Forage Equipment, Planters, Implements & Other Equipment	• Round and rectangular balers, loader wagons, self-propelled windrowers, forage harvesters, disc mowers, spreaders, rakes, tedders, and mower conditioners; used for the harvesting and packaging of vegetative feeds used in the cattle, dairy, horse and renewable fuel industries	12 %	12 %	12 %
	• Planters and other planting equipment (including retrofit equipment); used to plant seeds and apply fertilizer in the field, typically used for row crops, including planting technologies that cover the areas of monitoring and measurement, liquid control and delivery, meter accuracy and seed delivery			
	• Implements, including disc harrows, which cut through crop residue, leveling seed beds and mixing chemicals with the soils; heavy tillage, which break up soil and mix crop residue into topsoil, with or without prior discing; field cultivators, which prepare a smooth seed bed and destroy weeds; and drills, which are primarily used for small grain seeding			
	• Other equipment, including loaders; used for a variety of tasks, including lifting and transporting hay crops			
Application Equipment	• Self-propelled, three and four wheeled vehicles and related equipment; for use in the application of liquid and dry fertilizers and crop protection chemicals both prior to planting crops ("pre-emergence") and after crops emerge from the ground ("post-emergence")	3 %	3 %	3 %
Replacement Parts	• Replacement parts for all of the products we sell, including products no longer in production. Most of our products can be economically maintained with parts and service for a period of 10 to 20 years. Our parts inventories are maintained and distributed through a network of master and regional warehouses throughout North America, South America, Europe, Africa, China and Australia in order to provide timely response to customer demand for replacement parts	13 %	13 %	15 %
Grain Storage and Protein Production Systems	• Grain storage bins and related drying and handling equipment systems; seed-processing systems; swine and poultry feed storage and delivery, ventilation and watering systems; egg production systems, and broiler production equipment	7 %	9 %	10 %

_____

(1) The summation of these individual percentages may not total due to rounding.

Precision Agriculture

We offer solutions to farmers to optimize performance, while improving ease of use. These solutions are reflected in the table above. We provide telemetry-based fleet management tools, including remote monitoring and diagnostics, which help farmers improve uptime, machine and yield optimization, mixed fleet optimization and decision support, with critical data privacy choices and convenient mobile tools that offer access to data and information. These products ultimately result in improved yields or reduced waste as well as increased profitability for farmers to help enable sustainable farming. In addition, our precision agriculture solutions are based on connectivity, automation and digitalization and include satellite-based steering, field data collection, product self-adjustment and yield-mapping. Our Precision Planting®, Headsight® and Intelligent Ag Solutions brands provide retrofit solutions to upgrade farmers' existing equipment to improve their planting, liquid application and harvest operations, resulting in yield and cost optimization. Our Precision Planting®, Headsight®, JCA and Intelligent Ag Solutions brands also sell precision agriculture solutions around the crop cycle to third-party original equipment manufacturers ("OEMs"). Our Fuse® and other precision agriculture solutions support our products, brands and the aftermarket with a comprehensive and customizable suite of solutions, enabling farmers to make individual, data-based decisions in order to reduce costs and maximize efficiency, yields and profitability. These technologies are developed internally or sourced from third parties and integrated into our products. We believe that these products and related devices are highly valued by farmers globally and are integral to the current and future growth of our equipment sales and revenues. The planned Trimble Ag joint venture will complement and enhance AGCO's existing precision agriculture portfolio to deliver even more industry leading solutions across the crop cycle. The Trimble Ag joint venture will allow us to have over 500,000 connectable machines. By combining these two precision agriculture portfolios, we will be positioned to drive outsized growth and better provide next-generation technologies to even more farmers around the world.

Market Conditions

Demand for agricultural equipment is cyclical, influenced by, among other things, farm income, farm land values and debt levels, financing costs, acreage planted, crop yields, weather conditions, the demand for agricultural commodities, commodity and protein prices, agricultural product demand and general economic conditions and government policies and subsidies. Geopolitical factors, including inflation and regional conflicts, continue to create volatility in the global economy, including the potential for energy shortages, employment disruptions, supply chain constraints and delays in deliveries, as well as logistics interruptions. Farmer input costs have moderated from levels experienced during 2022, and easing supply chain constraints in 2023 enabled industry production to meet market demand. Elevated agricultural commodity prices in 2022 and 2023 have supported favorable farm economics resulting in farmers upgrading and replacing aging fleets. However, agricultural commodity prices began to moderate in the second half of 2023, and we expect lower farm income and lower commodity prices in 2024. The future demand for agricultural equipment will be influenced by the factors noted above.

In response to market and business conditions, management continues to evaluate strategic alternatives for its grain and protein systems business. Strategic alternatives being considered include divestiture, partnerships or other arrangements with third parties or retaining the business.

2023 Compared to 2022 Financial Highlights

Net income for 2023 was $1,171.4 million, or $15.63 per diluted share, compared to $889.6 million, or $11.87 per diluted share for 2022.

Net sales for 2023 were $14,412.4 million, or 13.9% higher than 2022, primarily due to favorable pricing impacts, improved product mix and favorable currency impacts. Income from operations was $1,700.4 million in 2023 compared to $1,265.4 million in 2022. The increase in income from operations in 2023 was primarily the result of positive net pricing and favorable product mix, partially offset by higher selling, general, and administrative expenses and engineering expenses. See "Financial Highlights" under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for additional information.

Competition

The agricultural industry is highly competitive. We compete with several large national and international full-line suppliers, as well as numerous short-line and specialty manufacturers with differing manufacturing and marketing methods. Our two principal competitors on a worldwide basis are Deere & Company and CNH Industrial N.V. We have regional competitors around the world that have significant market share in a single country or a group of countries. Additionally, the industry is attracting technology-focused companies and start-up ventures as technology increasingly impacts all aspects of the crop cycle.

We believe several key factors influence a buyer's choice of farm equipment, including the strength and quality of a company's dealers, the quality and pricing of products, dealer or brand loyalty, product availability, terms of financing and customer service. See "Marketing and Distribution" for additional information.

Marketing and Distribution

Dealers and Distributors

We distribute products primarily through a network of independent dealers and distributors. Our dealers are responsible for retail sales of equipment to end users and after-sales service and support. Our distributors may sell our product through networks of dealers supported by the distributors, and our distributors also may directly market our products and provide customer service support. Our sales are not dependent on any specific dealer, distributor or group of dealers. In some countries, we utilize associates and licensees to provide a distribution channel for our products and a source of low-cost production for certain products.

Geographical Region	Independent Dealers and Distributors	Percent of Net Sales[1]		
	2023	2023	2022	2021
Europe	690	49 %	49 %	54 %
North America	1,795	26 %	25 %	24 %
South America	220	16 %	17 %	12 %
Rest of World [2]	395	9 %	9 %	10 %

_____

(1) The summation of these individual percentages may not total due to rounding.
(2) Consists of approximately 60 countries in Africa, the Middle East, Australia and Asia.

Dealer Support and Supervision

We believe that one of the most important criteria affecting a farmer's decision to purchase a particular brand of equipment is the quality of the dealer who sells and services the equipment. We support our dealers in order to improve the quality of our dealer network. We monitor each dealer's performance and profitability and establish programs that focus on continuous dealer improvement. Our dealers generally have sales territories for which they are responsible.

We believe that our ability to offer our dealers a full product line of agricultural machines and precision agriculture technology, as well as our digital tools to support the dealer's sales, marketing, warranty and servicing efforts, helps ensure the vitality and increases the competitiveness of our dealer network. We also maintain dealer advisory groups to obtain dealer feedback on our operations.

We provide our dealers with volume sales incentives, demonstration programs and other advertising support to assist sales. We design our sales programs, including retail financing incentives, and our policies for maintaining parts and service availability with extensive product warranties to enhance our dealers' competitive position.

Resources

Manufacturing and Assembly

We manufacture and assemble our products in 44 locations worldwide, including four locations where we operate joint ventures. Our locations are intended to optimize capacity, technology and local costs. We balance our manufacturing resources with externally-sourced machinery, components and/or replacement parts to enable us to better control costs, inventory levels and our supply of components. We believe that our manufacturing facilities are sufficient to meet our needs for the foreseeable future. Refer to Item 2, "Properties," for a listing of our principal manufacturing locations.

Our AGCO Power division produces diesel engines, gears and generating sets. The diesel engines are manufactured for use in a majority of our tractors, combines and sprayers, and also are sold to third parties. AGCO Power specializes in the manufacturing of off-road engines in the 75 to 500 horsepower range.

Components and Third-Party Suppliers

We externally source some of our machinery, components and replacement parts from third-party suppliers. Our production strategy is intended to optimize our research and development and capital investment requirements and to allow us greater flexibility to respond to changes in market conditions.

We purchase some fully manufactured tractors from Tractors and Farm Equipment Limited ("TAFE"), Carraro S.p.A. and Iseki & Company, Limited. We also purchase other tractors, implements and hay and forage equipment from various third-party suppliers. Refer to Note 18 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further discussion of our relationship with TAFE.

In addition to the purchase of machinery, third-party suppliers supply us with significant components used in our manufacturing operations. We select third-party suppliers that we believe are low cost and high quality and possess the most appropriate technology.

We also assist in the development of these products or component parts based upon our own design requirements. Our past experience with outside suppliers generally has been favorable, although from 2020 to 2022 we experienced supply chain disruptions for several key components, such as semiconductors. These supply chain disruptions eased over the course of 2023.

Intellectual Property

We own and have licenses to the rights under a number of domestic and foreign patents, trademarks, trade names and brand names relating to our products and businesses. We defend our patent, trademark and trade and brand name rights primarily by monitoring competitors' machines and industry publications and conducting other investigative work. We consider our intellectual property rights, including our right to use our trade and brand names, important in the operation of our businesses. However, we do not believe we are dependent on any single patent or group of patents, although several of our trade and brand names are internationally recognized and are important to our operations. We intend to maintain the separate strengths and identities of our core brand names and product lines.

Engineering, Research and Innovation

We make significant expenditures for engineering and applied research to improve the quality and performance of our products, to develop new products and technologies which enhance agriculture and integrate sustainability and to comply with government safety and engine emissions regulations.

Through our newly launched AGCO Ventures, we source and fund new technologies to drive and support farmers worldwide. This initiative actively connects our business needs with industry and market perspectives to identify investment opportunities in startup companies, corporate venture funds, incubators, accelerators, higher education and research institutions. AGCO Ventures supports the accelerated development of critical capabilities and competencies across three strategic areas: information management and analytics, agriculture technology and environmental and alternative fuel sources.

Wholesale Financing, Sales Terms and Accounts Receivable Sales Agreement

Primarily in the United States and Canada, we engage in the standard industry practice of providing dealers with floor plan payment terms for their inventories of farm equipment for extended periods, generally through our AGCO Finance joint ventures. The terms of our wholesale finance agreements with our dealers vary by region and product line, with fixed payment schedules on all sales, generally ranging from one to 12 months. In the United States and Canada, dealers typically are not required to make an initial down payment, and our terms allow for an interest-free period generally ranging from one to 12 months, depending on the product. Amounts due from sales to dealers in the United States and Canada are immediately due upon a retail sale of the underlying equipment by the dealer, with the exception of sales of grain storage and protein production systems, as discussed further below. If not previously paid by the dealer, installment payments generally are required beginning after the interest-free period with the remaining outstanding equipment balance generally due within 12 months after shipment. In limited circumstances, we provide sales terms, and in some cases interest-free periods, that are longer than 12 months for certain products. These typically are specified programs, predominantly in the United States and Canada, where interest is charged after a period of up to 24 months, depending on various factors including dealers' sales volumes during the preceding year. We generally obtain a security interest in the new and used equipment we finance.

Sales terms outside the United States and Canada are typically of a shorter duration, generally ranging from 30 to 180 days. In many cases, we retain a security interest in the equipment sold on extended terms. In certain international markets, our sales are often backed by letters of credit or credit insurance.

Sales of grain storage and protein production systems both in the United States and in other countries generally are payable within 30 days of shipment. In certain countries, sales of such systems for which we are responsible for construction or installation may be contingent upon customer acceptance. Payment terms vary by market and product, with fixed payment schedules on all sales. When we are responsible for installation services, fixed payment schedules may include upfront deposits, progress payments and final payment upon customer acceptance.

We have accounts receivable sales agreements that permit transferring, on an ongoing basis, a majority of our wholesale receivables in North America, Europe and Brazil to our AGCO Finance joint ventures in the United States, Canada, Europe and Brazil. Upon transfer, the wholesale receivables maintain standard payment terms, including required regular principal payments on amounts outstanding and interest charges at market rates. Qualified dealers may obtain additional financing through our U.S., Canadian, European and Brazilian finance joint ventures at the joint ventures' discretion. In addition, our AGCO Finance joint ventures may provide wholesale financing directly to dealers in Europe, Brazil and Australia.

We also sell certain trade receivables under factoring arrangements to other third-party financial institutions around the world, and we account for the sale of such receivables as off-balance sheet transactions.

Retail Financing

Our AGCO Finance joint ventures offer financing to most of the end users of our products. Besides contributing to our overall profitability, the AGCO Finance joint ventures enhance our sales efforts by tailoring retail finance programs to prevailing market conditions. Our AGCO Finance joint ventures provide both retail financing and wholesale financing to our dealers in the United States, Canada, Europe, Brazil, Argentina and Australia. We have a minority interest in the joint ventures and they are owned by AGCO and a wholly-owned subsidiary of Rabobank. The majority of the assets of the finance joint ventures consist of finance receivables. The majority of the liabilities consist of notes payable and accrued interest. Under the various joint venture agreements, Rabobank provides financing to the AGCO finance joint ventures, primarily through lines of credit. We do not guarantee the debt obligations of the joint ventures. In the United States and Canada, we guarantee certain minimum residual values to those joint ventures upon expiration of certain eligible leases between the finance joint ventures and end users. We also have other guarantees with our other finance joint ventures. Refer to Note 22 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for additional information.

In addition, Rabobank is the primary lender with respect to our credit facility, our senior term loan and the loans related to the planned Trimble Ag joint venture, as are more fully described in "Liquidity and Capital Resources" within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical relationship with Rabobank has been strong, and we anticipate its continued long-term support of our business.

Seasonality

Generally, retail sales by dealers to farmers are highly seasonal and largely are a function of the timing of the planting and harvesting seasons. To the extent possible, we attempt to ship products to our dealers and distributors on a level basis throughout the year to reduce the effect of seasonal retail demands on our manufacturing operations and to minimize our investment in inventory. Our financing requirements are subject to variations due to seasonal changes in working capital levels, which typically increase in the first half of the year and then decrease in the second half of the year. The fourth quarter is also typically a period for higher retail sales because of our customers' year-end tax planning considerations, the increase in the availability of funds from completed harvests and the timing of dealer incentives. Our net sales and income from operations historically have been the lowest in the first quarter and have increased in subsequent quarters.

Environmental Regulations

We are subject to environmental laws and regulations concerning emissions to the air, discharges of processed or other types of wastewater, and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations are constantly changing, and the effects that they may have on us in the future are impossible to accurately predict. We attempt to comply with all applicable environmental, health and safety laws and regulations. However, we believe that any expense or liability we may incur in connection with noncompliance with laws or regulations or the cleanup of any of our properties will not have a materially adverse effect on us.

The engines manufactured by our AGCO Power division, which specializes in manufacturing off-road engines in the 75 to 500 horsepower range, currently comply with emissions standards and related requirements set by European, Brazilian and U.S. regulatory authorities, including both the United States Environmental Protection Agency and various state authorities. We expect to meet future emissions requirements through the introduction of new technology to our engines and exhaust after-treatment systems, as necessary. In some markets, such as the United States, we must obtain governmental environmental approvals in order to import our products, and these approvals can be difficult and time-consuming to obtain or may not be obtainable at all. Production at our facilities and sales of our products could be impaired if AGCO Power and our other engine suppliers are unable to timely respond to any changes in environmental laws and regulations affecting engine emissions, including the emissions of greenhouse gases ("GHG"). Compliance with environmental and safety regulations has added, and will continue to add, to the cost of our products and increase the capital-intensive nature of our business.

Regulation and Government Policy

We have manufacturing facilities or other physical presence in approximately 31 countries and sell our products primarily through independent dealers and distributors in approximately 140 countries. This subjects us to a range of trade, product, foreign exchange, employment, tax, environmental and other laws and regulations, in addition to the environmental regulations discussed previously, in a significant number of jurisdictions. Many jurisdictions and a variety of laws regulate the contractual relationships with our dealers. These laws impose substantive standards on the relationships between us and our dealers, including events of default, grounds for termination, non-renewal of dealer contracts and equipment repurchase requirements. Such laws could adversely affect our ability to terminate our dealers.

In addition, each of the jurisdictions in which we operate or sell products has an important interest in the success of its agricultural industry and the consistency of the availability of reasonably priced food sources. These interests result in active political involvement in the agricultural industry, which in turn, can impact our business in a variety of ways.

Sustainability

Our farmers continue to face increased challenges due to climate change. Our goal is to ensure that farmers have the machines and technologies they need to sustainability feed the world. Our products enable smart farming to help farms and machines run more efficiently with lower inputs and higher yields. Our precision agriculture products enable farmers to precisely place optimal amounts of inputs such as fertilizer, weed control and seeds. In addition, we are committed to driving down machinery emissions through battery powered electric tractors and other alternative fuel propulsion solutions to help farmers decarbonize and optimize their operations. AGCO also supports retrofit products to customers which provide more flexibility, extend product lifecycles, and generate less emissions compared to new products.

While much of our focus is on innovating sustainable solutions, we are also committed to integrating sustainability into our core business strategy. Our low-carbon transition plan establishes key levers to reduce our climate impact by addressing both operational and value chain emissions. In our operations, we are embracing renewable energy and furthering initiatives to make our sites more energy efficient. Throughout our value chain, we attempt to deliver sustainable product solutions, optimize our transportation and logistics networks and engage supply chain partners to help drive environmental progress.

Human Capital

We have approximately 27,900 employees worldwide, who are guided by our Company's clear purpose – Farmer-focused solutions to sustainably feed our world. We are committed to fostering a diverse and inclusive workplace that attracts and retains exceptional talent. Through ongoing talent development, comprehensive compensation and benefits, and a focus on health, safety and employee well being, we strive to help our employees in all aspects of their lives so they can do their best work.

Employees are further guided by our global Code of Conduct. We also maintain a global anonymous reporting mechanism for the receipt, retention and treatment of complaints or concerns regarding accounting or other possible violations of our global Code of Conduct.

While fluctuations may occur within our workforce from time to time, we track and attempt to manage our attrition rates, while also ensuring that key positions critical to our performance are appropriately staffed. We also analyze employee departure data so that we can continually improve upon the employee experience.

Unions, Collective Bargaining Agreements and Work Councils

Of our worldwide employees, approximately 5,800 are located in the United States. Many of our global manufacturing employees, and some other employees, are represented by unions and works councils, and a significant number of our employees are subject to collective bargaining agreements that typically are for terms of three to five years and are renegotiated in connection with renewals. We currently do not expect any significant difficulties in renewing these agreements.

Some examples of key programs and initiatives that we are focused on to enable us to attract, retain and develop our diverse workforce are described below.

Talent

To facilitate talent attraction, engagement and retention, we strive to make AGCO an inclusive and safe workplace, with opportunities for our employees to find success in their current roles as well as grow and develop in their careers, supported by strong compensation, benefits and health and wellness programs, and by platforms that build connections between our employees and their communities.

Our employees engage in learning and development targeted to their current roles and future career aspirations. This includes completing online, self-directed and instructor-led courses across a broad range of categories – leadership, inclusion and diversity, professional skills, technical competencies and compliance. Compliance training includes education in AGCO's culture and values and compliance with our global Code of Conduct, which, in turn, includes compliance with anti-bribery/corruption laws and policies, compliance with data privacy and cybersecurity protocols, conflicts of interest, discrimination and workplace harassment and sexual harassment policies.

We are deeply committed to identifying and developing the next generation of top-tier leadership with a special focus on diverse and technologically innovative talent. We now conduct quarterly in-depth talent and succession reviews with our senior leadership team that focus on accelerating talent development, strengthening succession pipelines and advancing diversity representation for our most critical roles. In 2023, we expanded our focus, not only looking at rising leadership talent but also identifying the expert talent within the organization that we must engage, develop and retain to deliver on our organizational goals. We review our succession plans with our Board's Talent and Compensation Committee annually.

Furthermore, we have a performance management process that includes annual goal setting and annual performance appraisals. Both employees and managers play an active part in our performance management process, promoting a culture of accountability that fosters employee development. During 2023, our employee turnover rate related to voluntary terminations was approximately 7.5% as compared to 9.5% in 2022.

Rewards

We periodically review surveys of market rates for jobs to ensure our compensation practices are competitive. We continue to strive to offer a variety of working arrangements, including flexible schedules to help employees manage work and life balance.

We are committed to providing total rewards that are market-competitive and performance-based, driving innovation and operational excellence. Our compensation programs, practices, and policies reflect our commitment to reward short and long-term performance that aligns with and drives shareholder value. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on tenure, skills, proficiency and performance to attract and retain key talent. In addition to salaries, our compensation programs include annual short-term and long-term incentive programs and participation in various retirement savings plans, dependent upon the position and level of employee and the countries in which we operate.

We also invest in talent development initiatives to support the ongoing career development of all employees, including learning management and leadership programs.

Health, Wellness and Safety

We are committed to the health, safety and wellness of our employees, striving to work safe, every day in every way. Our health and safety program focuses on risk reduction and safety management systems that promote preventative measures. We have implemented many leading and lagging indicators for enabling employee health and safety. Leading indicators are measured using proactive prevention programs that are designed to reduce overall risks by implementing risk assessments, ergonomic assessments and incident investigations to include detailed root cause corrective action analysis, near-miss corrective actions, and behavioral-based safety programs. The lagging indicators are measured by each of our facilities and demonstrate the current state regarding injury rates such as total case incident rate ("TCIR"). This is the third year in a row we achieved double digit improvement in our global TCIR rate. We reported a global TCIR of 1.86 in 2023, which is an approximate 15% decrease compared to 2022.

In 2023, we focused on a global safety initiative to collect data from all sites, which added 80 additional AGCO sites into the program during 2023, up from 53 sites in 2022. This initiative is designed to ensure that we are capturing and regularly reporting safety statistics to ensure a complete understanding of our global safety performance. We intend to continue to focus on the leading indicators in 2024 with an emphasis on Behavior and Culture, high frequency injury reduction and high severity risk reduction. We will be targeting improvement actions at our sites based on the inputs we receive from internal and vendor surveys that will drive further feedback. All sites worldwide have established objectives and targets to aid in achieving a target TCIR equal to 1.50 or less by 2025.

Diversity

Our employees are our greatest asset and a key enabler of our success. We remain committed to advancing diversity, equity and inclusion ("DE&I") in our workplace to ensure every employee thrives and feels a sense of belonging. Our success will be impacted by how well diversity, equity and inclusion are embedded into our organizational culture and business practices. Our objective is to increase diversity, strengthen inclusion and advance equity. To accomplish this, in 2023, we developed a new strategy focused on four foundational pillars, Talent, Culture, Marketplace and Community. In addition, we identified key enablers that will ensure we meet our overarching objectives – Leadership Engagement, Accountability, Education and Communication. This newly designed framework will drive sustainable progress and best-in-class performance.

Our commitment to diversity and inclusion starts at the top with a highly-skilled and gender-diverse board. Three of our ten board members are women. Women represent approximately 13% of our full-time executive positions at the senior vice president and vice president levels, and approximately 19% of our overall full-time management-level employees. We are committed to increasing the percentage of female representation in our full time management-level employee group and our overall global employee base, as well as to further initiatives for compensation equity, employee engagement, development and inclusion. We believe that embedding inclusion and equity into our everyday business practices enhances innovation and delivers better business results.

Building upon our cultural beliefs, our employees value learning opportunities that increase awareness and understanding of the diverse cultures that exist within our workforce and throughout the countries in which we operate. Through our global DE&I initiatives, employees take part in robust training, including creating an inclusive environment and cultural training. We established employee resource groups ("ERGs"), such as AGCO's Global Women's Network and AGCO's Black Employee Network, to help foster a diverse and inclusive workplace as well as support the growth and development of underrepresented groups. To support the global expansion of our ERGs, we have established a new framework to accelerate growth and organizational impact. Through our DE&I initiatives, we encourage employees to become involved in their communities, contributing time and talent for the improvement of the communities in which they live and work.

During 2023, we administered our third global employee experience and engagement survey. The survey is an opportunity for all employees across our offices and shop floor locations worldwide to provide feedback on what we are doing well and where we can improve. 84% of our workforce participated in the survey, with a favorable engagement result of approximately 71%, which aligns with our core employee engagement index metric. We intend to repeat the global survey annually, and in 2024 we will increase the cadence of measurement of engagement as part of our commitment to delivering an exceptional employee experience across the employee lifecycle.

Human Rights Policy

We are committed to respecting human rights in all aspects of our global operations under our global Human Rights Policy. We believe that we have a responsibility to ensure that human rights are understood and observed in every region in which we operate. We strive to foster safe, inclusive and respectful workplaces wherever we do business, including prohibiting human trafficking, slavery, child labor or any other form of forced or involuntary labor. Our commitment to human rights also includes improving agricultural prosperity and supporting marginalized farmers and vulnerable populations in developing countries where our activities contribute to addressing adverse human rights impacts. Through our AGCO Agriculture Foundation, as well as our brand and regional engagement activities, we support a variety of non-profit organizations and local community-based groups.

Available Information

Our Internet address is *www.agcocorp.com*. We make the following reports filed by us available, free of charge, on our website under the heading "SEC Filings" in our website's "Investors" section:

- annual reports on Form 10-K;
- quarterly reports on Form 10-Q;
- current reports on Form 8-K;
- proxy statements for the annual meetings of stockholders; and
- reports on Form SD.

These reports are made available on our website as soon as practicable after they are filed with the Securities and Exchange Commission ("SEC"). The SEC also maintains a website (*www.sec.gov*) that contains our reports and other information filed with the SEC.

We also provide corporate governance and other information on our website. This information includes:

- charters for the standing committees of our board of directors, which are available under the heading "Charters of the Committees of the Board" in the "Governance, Committees, & Charters" section of the "Corporate Governance" section of our website located under "Investors," and
- our Global Code of Conduct, which is available under the heading "Global Code of Conduct" in the "Corporate Governance" section of our website located under "Investors."

In addition, in the event of any waivers of our Global Code of Conduct, those waivers will be available under the heading "Corporate Governance" of our website.

None of these materials, including the other materials available on our website, is incorporated by reference into this Form 10-K unless expressly provided.

Item 1A.   *Risk Factors*

We make forward-looking statements in this report, in other materials we file with the SEC, on our website, in press releases and in materials that we otherwise share with the public. In addition, our senior management makes forward-looking statements to investors, analysts, the media and others. Statements, including the statements contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," concerning our future operations, prospects, strategies, products, manufacturing facilities, legal proceedings, financial condition, financial performance (including sales, earnings and related growth) and demand for our products and services, as well as other statements of our beliefs or expectations of industry conditions, currency translation impacts, market demand, supply chain and logistics disruptions, farm incomes, weather conditions, commodity and protein prices, general economic conditions, availability of financing, working capital, capital expenditures, debt service requirements, margins, production volumes, cost reduction initiatives, investments in, and results of, product development, compliance with financial covenants, support from lenders, recovery of amounts under guarantee, uncertain income tax provisions, funding of our pension and postretirement benefit plans, or realization of net deferred tax assets, are forward-looking statements. The forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These factors include, among others, those set forth below and in the other documents that we file with the SEC. There also are other factors that we may not describe, generally because we currently do not perceive them to be material, or likely to become material, that also could cause actual results to differ materially from our expectations.

These risks could impact our business in a number of ways, including by negatively impacting our future results of operations, cash flows and financial condition. For simplicity, below we collectively refer to these potential impacts as impacts on our "performance."

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Market, Economic and Geopolitical Risks

Our financial results depend entirely upon the agricultural industry, and factors that adversely affect the agricultural industry generally, including declines in the general economy, increases in farm input costs, unfavorable weather conditions and lower commodity and protein prices, adversely affect our performance.

Our success depends entirely on the vitality of the agricultural industry. Historically, the agricultural industry has been cyclical and subject to a variety of economic and other factors. Sales of agricultural equipment, in turn, also are cyclical and generally reflect the economic health of the agricultural industry. The economic health of the agricultural industry is affected by numerous factors, including farm income, farm land values and debt levels and financing costs, all of which are influenced by levels of commodity and protein prices, acreage planted, crop yields, agricultural product demand, farm input costs, government policies and government subsidies. The economic health of the agricultural industry also is influenced by general economic conditions, interest rate and exchange rate levels, and the availability of financing for retail customers, including government financing subsidies to farmers, which can be significant in countries such as Brazil, as discussed elsewhere in this "Risk Factors" section. Trends in the agricultural industry, such as farm consolidations, may affect the agricultural equipment market. In addition, weather conditions, such as floods, heat waves or droughts, and pervasive livestock or crop diseases affect farmers' buying decisions. Downturns in the agricultural industry due to these or other factors, which could vary by market, can result in decreases in demand for agricultural equipment, which would adversely affect our performance. Moreover, the unpredictable nature of many of these factors and the resulting volatility in demand make it difficult for us to accurately predict sales and optimize production. This, in turn, can result in higher costs, including inventory carrying costs and underutilized manufacturing capacity. During previous downturns in the agricultural industry, we experienced significant and prolonged declines in our performance, and we expect our business to remain subject to similar market fluctuations in the future.

The agricultural equipment industry is highly seasonal, and seasonal fluctuations significantly impact our performance.

The agricultural equipment business is highly seasonal, which causes our quarterly results and our cash flow to fluctuate during the year. Farmers generally purchase agricultural equipment in the spring and fall in conjunction with the major planting and harvesting seasons. In addition, the fourth quarter typically is a significant period for retail sales because of year-end tax planning considerations, the increase in availability of funds from completed harvests, and the timing of dealer incentives. Our net sales and income from operations historically have been the lowest in the first quarter and have increased in subsequent quarters.

Most of our sales depend on the availability of financing to retail customers, and any disruption in their ability to obtain financing, whether due to economic downturns or otherwise, will result in the sale of fewer products by us. In addition, the collectability of receivables that are created from our sales, as well as from such retail financing, is critical to our business.

Most retail sales of our products are financed, either by our AGCO Finance joint ventures or by a bank or other private lender. The AGCO Finance joint ventures, which are controlled by Rabobank and are dependent upon Rabobank for financing as well, finance approximately 50% of the retail sales of our tractors and combines in the markets where the joint ventures operate. Any difficulty by Rabobank in continuing to provide that financing, or any business decision by Rabobank as the controlling member not to fund the business or particular aspects of it (for example, a particular country or region), would require the joint ventures to find other sources of financing (which may be difficult to obtain) or would require us to find other sources of financing for our dealers and their retail customers.

If we are unable to obtain other sources of financing, our dealers and their retail customers would be required to utilize other retail financing providers, which may or may not be available. In an economic downturn, we expect that financing for capital equipment purchases generally would become more difficult and more expensive to obtain. To the extent that financing is not available, or available only at unattractive prices, it would negatively impact our performance.

Both AGCO and our AGCO Finance joint ventures have substantial accounts receivable from dealers and retail customers and are adversely impacted when collectability is less than optimal. Overall collectability depends upon the financial strength of the agricultural industry, which in turn depends upon the factors discussed elsewhere in this "Risk Factors" section. Certain finance joint ventures lease equipment as well and also may experience residual value losses that exceed expectations caused by lower pricing for used equipment and higher than expected returns at lease maturity. AGCO guarantees minimum residual values for some of the leased equipment. To the extent that defaults and losses are higher than expected, our equity in the net earnings of the finance joint ventures would be less, or there could be losses, which could materially impact our performance.

A majority of our sales and manufacturing take place outside the United States, and, as a result, we are exposed to risks related to foreign laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies as well as U.S. laws governing who we sell to and how we conduct business. These risks may delay or reduce our realization of value from our international operations.

A majority of our sales are derived from sales outside the United States. The foreign countries in which our sales are the greatest are Germany, France, Brazil, the United Kingdom, Australia, Italy, Finland and Canada. We have significant manufacturing operations in France, Germany, Brazil, Italy and Finland, and we have established manufacturing operations in emerging markets, such as China. Many of our sales involve products that are manufactured in one country and sold in a different country, and therefore, our performance can be adversely affected by adverse changes, in either the country of origin or the country of destination, by the factors discussed elsewhere in this "Risk Factors" section, particularly the factors that impact the delivered cost of our products. Our business practices in these foreign countries must comply with not just local law, but also U.S. law, including limitations on where and to whom we may sell products and the Foreign Corrupt Practices Act ("FCPA"). We have a compliance program in place designed to reduce the likelihood of violations of these laws, but it is difficult to identify and prevent violations. Significant violations could subject us to fines and other penalties as well as increased compliance costs. Some of our international operations also are, or might become, subject to various risks that are not present in domestic operations, including restrictions on dividends and the repatriation of funds. Foreign emerging markets may present special risks, such as unavailability of financing, inflation, slow economic growth, price controls and difficulties in complying with U.S. regulations.

Domestic and foreign political developments and government regulations and policies directly affect the international agricultural industry, which affects the demand for agricultural equipment. Declines in demand for agricultural equipment adversely affect our performance. The COVID-19 pandemic caused a global recession and increased economic and demand uncertainty. Future pandemics, in addition to related or unrelated application, modification or adoption of laws, regulations, trade agreements or policies, can adversely affect the agricultural industry, including the imposition of import and export duties and quotas, expropriation and potentially burdensome taxation, and could have an adverse effect on our performance. Trade restrictions, including potential withdrawal from or modification of existing trade agreements, negotiation of new trade agreements, and imposition of new (and retaliatory) tariffs against certain countries or covering certain products, could limit our ability to capitalize on current and future growth opportunities in the international markets in which we operate and impair our ability to expand our business by offering new technologies, products and services. These changes, particularly increases in the cost of steel, also can impact the cost of the products we manufacture. Trade restrictions and changes in, or uncertainty surrounding, global trade policy also could affect our competitive position.

As previously discussed, the health of the agricultural industry and the ability of our international dealers and retail customers to operate their businesses, in general, are affected by domestic and foreign government programs that provide economic support to farmers. As a result, farm income levels and the ability of farmers to obtain advantageous financing and other protections would be reduced to the extent that any such programs are curtailed or eliminated. Any such reductions likely would result in a decrease in demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities or of subsidy payments or financing rate subsidies for farmers in the European Union, the United States, Brazil or elsewhere would negatively impact the operations of farmers in those regions, and, as a result, our sales may decline if these farmers delay, reduce or cancel purchases of our products. In emerging markets, some of these (and other) risks can be greater than they might be elsewhere. In addition, the financing provided by the AGCO Finance joint ventures or by others in certain jurisdictions is supported by a government subsidy or guarantee in some markets, including financing rate subsidies. The programs under which those subsidies and guarantees are provided generally are of limited duration and subject to renewal and contain various caps and other limitations. In some markets, for example Brazil, this support is quite significant and, from time to time, has not been available. In the event the governments that provide this support elect not to renew these programs, and were financing not available on reasonable terms, whether through our AGCO Finance joint ventures or otherwise, our performance would be negatively impacted.

As of December 31, 2023, we had approximately 40 employees in Ukraine, and in 2023 and 2022, we had net sales of approximately $85 million and $76 million, respectively. As of December 31, 2023 and 2022, we had less than $15 million in assets in Ukraine. It is unclear what impact the hostilities in Ukraine going forward will have on our net sales or assets, although we assume that our net sales may continue to decline in the Ukraine, possibly significantly. We assess the fair value of our assets in Ukraine for potential impairment on a periodic basis as warranted.

In addition, AGCO sells products in, and purchases parts and components from, other regions where there could be hostilities. Should hostilities arise, we would expect our sales to decline and for our parts and component deliveries to be interrupted, which would adversely impact our performance.

As a result of the multinational nature of our business and the acquisitions that we have made over time, our corporate and tax structures are complex, with a significant portion of our operations being held through foreign holding companies. As a result, we are subject to taxation from multiple tax jurisdictions, and it can be inefficient, from a tax perspective, for us to repatriate or otherwise transfer funds. In addition, we must comply with a greater level of tax-related regulation and reviews by multiple governmental units than do companies with a more simplified structure. Our foreign and U.S. operations also routinely sell products to, and license technology to, other operations of ours. The pricing of these intra-company transactions is subject to regulation and review as well. While we make every effort to comply with all applicable tax laws, audits and other reviews by governmental entities for non-compliance could result in our companies being required to pay additional taxes, interest and penalties.

We face significant competition, and, if we are unable to compete successfully against other agricultural equipment manufacturers, we will lose dealers and their retail customers and our performance will decline.

The agricultural equipment business is highly competitive, particularly in our major markets. Our two key competitors, Deere & Company and CNH Industrial N.V., are substantially larger than we are and have greater financial and other resources. In addition, in some markets, we compete with smaller regional competitors with significant market share in a single country or group of countries. Our competitors may substantially increase the resources devoted to the development and marketing, including discounting, of products that compete with our products, which would necessitate our making similar expenditures. In addition, competitive pressures in the agricultural equipment business may affect the market prices of new and used equipment, which, in turn, may adversely affect our performance.

We maintain an independent dealer and distribution network in the markets where we sell products. The financial and operational capabilities of our dealers and distributors are critical to our ability to compete in these markets. In addition, we compete with other manufacturers of agricultural equipment for dealers. If we are unable to compete successfully against other agricultural equipment manufacturers, we could lose dealers and their retail customers and performance may decline.

Our expansion plans in emerging markets entail significant risks.

Our long-term strategy includes establishing a greater manufacturing and supply-chain and/or marketing presence in emerging markets such as India and Africa. As we progress with these efforts, it will involve a significant investment of capital and other resources and entail various risks. These include risks attendant to obtaining necessary governmental approvals and the construction of facilities in a timely manner and within cost estimates, the establishment of supply channels, the commencement of efficient manufacturing operations, and, ultimately, the acceptance of the products by retail customers. While we expect the expansion to be successful, should we encounter difficulties involving these or similar factors, it may not be as successful as we anticipate and could adversely impact our performance.

Brexit and political uncertainty in the United Kingdom and the European Union could disrupt our operations and adversely affect our performance.

A majority of our operations are in the United Kingdom and the European Union. The United Kingdom withdrew from the European Union, in a process known as "Brexit," effective December 31, 2020. While to date the consequences to the Company from Brexit have not been significant, the implementation of Brexit is not complete and over the longer term, changes in the regulatory environment, particularly changes that restrict the movement of capital, goods and personnel that result in increases in compliance obligations, could adversely impact our performance.

There also is a risk that other countries may leave the European Union, leaving uncertainty regarding debt burden of certain Eurozone countries and their ability to meet future financial obligations, as well as uncertainty over the long-term stability of the Euro as a single common currency. These uncertainties and implications could materially adversely impact the financial markets in Europe and globally, as well as our customers, suppliers and lenders and ultimately our performance.

Inflation can impact our costs and sales.

During 2022 and 2023, we experienced significant inflation in a range of costs, including for parts and components, labor, transportation, logistics, and energy. While inflation has eased over 2023 and we have been able to pass along these higher costs through increased prices, there can be no assurance that we will be able to continue to do so. If we are not, it will adversely impact our performance.

Product Development, Manufacturing and Operations

Our success depends on the introduction of new products, which requires substantial expenditures.

Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including:

- innovation;
- customer acceptance;
- the efficiency of our suppliers in providing component parts and of our manufacturing facilities in producing final products; and
- the performance and quality of our products relative to those of our competitors.

As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the level of market acceptance or the amount of market share our new products will achieve. We have experienced delays in the introduction of new products in the past, and we may experience delays in the future. Any delays or other problems with our new product launches, such as high warranty costs, will adversely affect our performance. In addition, introducing new products can result in decreases in revenues from our existing products.

Consistent with our strategy of offering new products and product refinements, we expect to make substantial investments in product development and refinement. We may need more funding for product development and refinement than is readily available, which could adversely affect our performance.

If we are unable to deliver precision agriculture and high-tech solutions to our customers, it could materially adversely affect our performance.

Increasingly our customers are implementing precision farming solutions. In order to remain competitive, we have been able to successfully acquire or develop and introduce new solutions that improve profitability and sustainable farming techniques. Our precision technology products include both hardware and software components that relate to guidance, telemetry, automation, autonomy and connectivity solutions. We expect to make significant investments in research and development expenses, acquisitions of businesses, collaborative arrangements and other sources of technology to drive these outcomes. These investments include the recently announced planned acquisition of the agriculture assets and technologies of Trimble through the formation of a joint venture of which we will own 85% further discussed in the Trimble Ag joint venture transaction risk factor below. Such investments may not produce attractive solutions for our customers. We also may have to depend on third parties to supply certain hardware or software components or data services in our precision technology products. Our dealers' ability to support such solutions also may impact our customers, acceptance and demand of such products.

Rationalization or restructuring of manufacturing facilities, and plant expansions and system upgrades at our manufacturing facilities, may cause production capacity constraints and inventory fluctuations.

The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations or restructurings (including relocating production from one facility to another) in the future may result in, temporary constraints upon our ability to produce the quantity of products necessary to fill orders and thereby complete sales in a timely manner. In addition, system upgrades at our manufacturing facilities that impact ordering, production scheduling, manufacturing and other related processes are complex, and could impact or delay production. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our performance. Moreover, our continuous development and production of new products often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our performance. In addition, the expansion and reconfiguration of existing manufacturing facilities, as well as new or expanded manufacturing operations in emerging markets, such as China, could increase the risk of production delays, as well as require significant investments.

We depend on suppliers for components, parts and raw materials for our products, and any failure by our suppliers to provide products as needed, or by us to promptly address supplier issues, will adversely impact our ability to timely and efficiently manufacture and sell products. We also are subject to raw material price fluctuations, which can adversely affect our manufacturing costs.

Our products include components and parts manufactured by others. As a result, our ability to timely and efficiently manufacture current products, to introduce new products, and to shift manufacturing of products from one facility to another depends on the quality of these components and parts and the timeliness of their delivery to our facilities. During 2022, we experienced significant supply chain interruptions, including delays in timely deliveries of components. While supply chain disruptions eased in 2023, there can be no assurance that there will not be future disruptions. At any particular time, we depend on numerous suppliers, and the failure by one or more of our suppliers to perform as needed will result in fewer products being manufactured, shipped and sold. If the quality of the components or parts provided by our suppliers is less than required and we do not recognize that failure prior to the shipment of our products, we will incur higher warranty costs. The timely supply of component parts for our products also depends on our ability to manage our relationships with suppliers, to identify and replace suppliers that fail to meet our schedules or quality standards, and to monitor the flow of components and accurately project our needs. The shift from our existing suppliers to new suppliers, including suppliers in emerging markets, also may impact the quality and efficiency of our manufacturing capabilities, as well as warranty costs.

Changes in the availability and prices of certain raw materials, components and parts could result in production disruptions or increased costs and lower profits on the sale of our products. Changes in the availability and price of these raw materials, components and parts, which have fluctuated significantly in the past and are more likely to fluctuate during times of economic volatility, as well as regulatory instability or change in tariffs, can significantly increase the costs of production. This, in turn, could have a material negative effect on performance, particularly if, due to pricing considerations or other factors, we are unable to recover the increased costs through pricing from our dealers.

We may encounter difficulties in integrating businesses we acquire and may not fully achieve, or achieve within a reasonable time frame, expected strategic objectives and other expected benefits of the acquisitions.

From time-to-time we seek to expand through acquisitions of other businesses, including, our planned acquisition of the agricultural assets and technologies of Trimble through the formation of a joint venture of which we will own 85%, which is further discussed in the Trimble Ag joint venture transaction risk factor below. We expect to realize strategic and other benefits as a result of our acquisitions, including, among other things, the opportunity to extend our reach in the agricultural industry and provide our dealers and their retail customers with an even wider range of products and services. However, it is impossible to predict with certainty whether, or to what extent, these benefits will be realized or whether we will be able to integrate acquired businesses in a timely and effective manner. For example:

- the costs of integrating acquired businesses and their operations may be higher than we expect and may require significant attention from our management;

- the businesses we acquire may have undisclosed liabilities, such as environmental liabilities or liabilities for violations of laws, such as the FCPA, that we did not expect;

- our ability to successfully carry out our growth strategies for acquired businesses often will be affected by, among other things, our ability to maintain and enhance our relationships with their existing customers, our ability to provide additional product distribution opportunities to the acquired businesses through our existing distribution channels, changes in the spending patterns and preferences of customers and potential customers, fluctuating economic and competitive conditions and our ability to retain their key personnel; and

- our approach and strategies with respect to the development and introduction of new precision technology solutions to improve the profitability and sustainability for our farmer customers, including technologies we obtain through acquisitions, investments and joint ventures, may not provide the desired results for our customers.

Our ability to address these issues will determine the extent to which we are able to successfully integrate, develop and grow acquired businesses and technologies to realize the expected benefits of these transactions. Our failure to do so could have a material adverse effect on our performance.

We may not be able to complete the Trimble Ag joint venture transaction or successfully integrate the joint venture into our business, which could adversely affect our business or results of operations.

We recently announced the planned acquisition of the agriculture assets and technologies of Trimble through the formation of the Trimble Ag joint venture, of which we will own 85%. Closing the transaction is dependent upon obtaining required regulatory approvals (primarily competition and antitrust approvals), obtaining the necessary financing, and fulfilling other closing conditions, all of which, at least in part, are not within our control. The Sale and Contribution Agreement ("the Agreement") entitles Trimble and AGCO to terminate the Agreement under certain circumstances, including the failure of the closing to occur nine months following the date of entry into the Agreement (followed by two three-month extensions in the event that the delay is the result of the failure to obtain certain antitrust approvals). Under certain circumstances, we could be obligated to pay Trimble a termination fee of $94 million. In addition, acquisitions and joint venture transactions involve many risks, including the difficulty of determining the appropriate valuation, which is based upon a number of factors, including projections provided by the seller, which may not prove accurate, the challenges attendant to integrating the operations, technologies, services and products of the acquired lines of businesses, reactions by customers to the transaction, particularly the rate at which Trimble's largest OEM customer reduces purchases of Trimble equipment, and the rate of replacement by the joint venture of those sales, personnel turnover, and the diversion of management's attention from other business matters. In addition, we may be unable to achieve anticipated benefits from the transaction in the time frame that we anticipate, or at all. All of these risks, as well as the others that typically accompany a large transaction, could adversely affect our business or results of operations.

Our business routinely is subject to claims and legal actions, some of which could be material.

We routinely are a party to claims and legal actions incidental to our business. These include claims for personal injuries by users of farm equipment, disputes with distributors, vendors and others with respect to commercial matters, and disputes with taxing and other governmental authorities regarding the conduct of our business, including environmental matters. While these matters generally are not material to our business, it is entirely possible that a matter will arise that is material.

In addition, we use a broad range of technology in our products. We developed some of this technology, we license some of this technology from others, and some of the technology is embedded in the components and parts that we purchase from suppliers. From time-to-time, third parties make claims that the technology that we use violates their patent rights. While to date none of these claims have been significant, we cannot provide any assurances that there will not be significant claims in the future or that currently existing claims will not prove to be more significant than anticipated.

Financial Risks

We can experience substantial and sustained volatility with respect to currency exchange rates and interest rates, which can adversely affect our performance and the competitiveness of our products.

We conduct operations in a variety of currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. We also are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we denominate sales, and to risks associated with translating the financial statements of our foreign subsidiaries from local currencies into United States dollars. Similarly, changes in interest rates affect us by increasing or decreasing borrowing costs and finance income. Our most significant transactional foreign currency exposures are the Euro, the Brazilian real and the Canadian dollar in relation to the United States dollar, and the Euro in relation to the British pound. Where naturally offsetting currency positions do not occur, we attempt to manage these risks by economically hedging some, but not necessarily all, of our exposures through the use of foreign currency forward exchange or option contracts. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange or option contracts, interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection for a finite period of time from certain fluctuations in currency exchange and interest rates, when we hedge we forego part or all the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect our performance. Despite our use of economic hedging transactions, currency exchange rate or interest rate fluctuations may adversely affect our performance.

We also are subject to the risk of the imposition of limitations by governments on international transfers of funds. In recent years, the Argentine government has substantially limited the ability of companies to transfer funds out of Argentina. As a consequence of these limitations, the spread between the official government exchange rate and the exchange rates resulting implicitly from certain capital market operations, usually effected to obtain United States dollars, has broadened significantly. In December 2023, the central bank of Argentina adjusted the official foreign currency exchange rate for the Argentine peso, significantly devaluing the currency relative to the United States dollar. In December 2023, we recorded losses of approximately $80.4 million related to the devaluation of the Argentine peso and the related impacts to our AGCO finance joint venture in Argentina as included within Item 8, "Financial Statements and Supplementary Data." Further devaluation of the peso or continuation or expansion of limitations of transfer of funds in Argentina or in other markets in which we operate, would adversely affect our performance. Please refer to the "Foreign Currency Risk Management" section within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for more information.

We have significant pension and retiree healthcare obligations with respect to our employees, and our cash flow available for other purposes may be adversely affected in the event that payments become due under any pension plans that are unfunded or underfunded. Declines in the market value of the securities used to fund these obligations will result in increased pension expense in future periods.

A portion of our active and retired employees participate in defined benefit pension and retiree healthcare plans under which we are obligated to provide prescribed levels of benefits regardless of the value of the underlying assets, if any, of the applicable plans. To the extent that our obligations are unfunded or underfunded, we will have to use cash flow from operations and other sources to fulfill our obligations either as they become due or over some shorter funding period. In addition, since the assets that we already have provided to fund these obligations are invested in debt instruments and other securities, the value of these assets varies due to market factors. Historically, these fluctuations have been significant and sometimes adverse, and there can be no assurances that they will not be significant or adverse in the future. Similarly the amount of our obligations varies depending upon mortality assumptions, discount rates, salary growth, retirement rates and ages, inflation, changes in health care costs and similar factors, which generally are not in our control. We also are subject to laws and regulations governing the administration of our plans in certain countries, and the specific provisions, benefit formulas and related interpretations of such laws, regulations and provisions can be complex. Failure to properly administer the provisions of our plans and comply with applicable laws and regulations could have an adverse impact to our results of operations. We have unfunded or underfunded obligations related to our pension and other postretirement health care benefits. See the notes to our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for more information regarding our unfunded or underfunded obligations.

We have substantial goodwill, and impairment of that goodwill could materially impact our results of operation.

As of December 31, 2023, we had approximately $1,333.4 million of goodwill reflected on our consolidated balance sheet. While we will not know with certainty the amount of goodwill that will be created as part of the planned Trimble Ag joint venture until after the closing date, we currently expect the amount to be material. As discussed in Note 1 to our Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data," we test goodwill for impairment annually or more often under certain circumstances. Goodwill can be difficult to value, and in all events valuation requires the use of estimates and judgment as discussed in "Critical Accounting Estimates" in Item 7, "Management's Discussion and

Analysis of Financial Condition and Results of Operations". Our goodwill was created in connection with business acquisitions. If those businesses do not perform as expected, future valuations may not support the amount of goodwill, and we could conclude that an impairment has occurred. Similarly, if the estimates and judgment used in our annual impairment tests prove to be incorrect, impairment could be required. Given the magnitude of the goodwill expected to be added as part of the planned Trimble Ag joint venture, an impairment of that goodwill could be significant and could materially impact our results of operations.

We have a substantial amount of indebtedness and will incur more as part of the planned Trimble Ag joint venture, and, as a result, we are subject to certain restrictive covenants and payment obligations that may adversely affect our ability to operate and expand our business.

Our credit facility and certain other debt agreements have various financial and other covenants that require us to maintain certain total debt to EBITDA and interest coverage ratios. As previously announced, in connection with the planned Trimble Ag joint venture, we expect to incur a substantial amount of additional indebtedness. In addition, the credit facility and certain other debt agreements contain other restrictive covenants, such as ones that limit the incurrence of indebtedness and the making of certain payments, including dividends, and are subject to acceleration in the event of default. If we fail to comply with these covenants and are unable to obtain a waiver or amendment, an event of default would result.

If any event of default were to occur, our lenders could, among other things, declare outstanding amounts due and payable, and our cash may become restricted. In addition, an event of default or declaration of acceleration under our credit facility or certain other debt agreements also could result in an event of default under our other financing agreements.

Our substantial indebtedness could have other important adverse consequences such as:

- requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our flexibility in planning for, or reacting to, changes in our business and the agricultural industry;
- restricting us from being able to introduce new products or pursuing business opportunities;
- placing us at a competitive disadvantage compared to our competitors that may have less indebtedness; and
- limiting, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, repurchase shares, pay cash dividends or engage in or enter into certain transactions.

Changes to United States tax, tariff, trade and import/export regulations may have a negative effect on global economic conditions, financial markets and our business.

There have been ongoing discussions and significant changes to United States trade policies, treaties, tariffs and taxes. Although the levels change from period to period, we generally have substantial imports into the United States of products and components that are either produced in our foreign locations or are purchased from foreign suppliers, and also have substantial exports of products and components that we manufacture in the United States. The impact of any changes to current trade, tariff or tax policies relating to imports and exports of goods is dependent on factors such as the treatment of exports as a credit to imports, and the introduction of any tariffs or taxes relating to imports from specific countries. The most significant changes have been the imposition of tariffs by the United States on imports from China and the imposition by China of tariffs on imports from the United States. These trade restrictions include withdrawal from or modification of existing trade agreements, negotiation of new trade agreements, or tariffs on the import of agricultural commodities into China, which are critical to our customers. Policies impacting exchange rates and commodity and protein prices or limiting the export of commodities could have a material adverse impact on the international flow of agricultural and other commodities that may result in a corresponding negative impact on the demand for agricultural equipment across the world. Our sales could be negatively impacted by such policies because farm income strongly influences sales of such equipment globally.

In the past, we have had moderate amounts of imports into the U.S. from China. To date, the impact of U.S. import tariffs on China-sourced equipment has not been material to us because we have been able to redirect production and employ sourcing alternatives for products previously imported into the U.S. from our China manufacturing facility. In addition, we do not export significant amounts from the United States into China. It is unclear what other changes might be considered or implemented and what response to any such changes may be by the governments of other countries. Any changes that increase the cost of international trade or otherwise impact the global economy, including through the increase in domestic prices for raw materials, could have a material adverse effect on our performance.

Further, the Pacific Rim region is an important producer of parts and components that are critical to our products, particularly semiconductor chips. Should events in that region or between governments in that region and the countries in which we manufacture products deteriorate, it could significantly adversely impact the availability of parts and components to us, and, correspondingly, our ability to produce products at targeted levels.

Changes to income tax laws and regulations, or the interpretation of such laws, in any of the jurisdictions in which we operate could significantly increase our effective tax rate and ultimately reduce our cash flows from operating activities and otherwise have a material adverse effect on our financial condition.

On December 15, 2022, the European Union Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework that was supported by over 130 countries worldwide. The European Union effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. The Company is evaluating the impact this directive could have on the Company's future tax provision and the effective tax rate, as well as any other impacts on the Company's financial position and results of operations.

The COVID-19 pandemic has disrupted our business and operations, and future public health crises could materially adversely impact our business, financial condition, liquidity and results of operations.

The COVID-19 pandemic has previously disrupted our business. The COVID-19 pandemic or other new public health crises may disrupt our business in the future, which could materially affect our results of operations, financial condition, liquidity and future expectations. Any such events may adversely impact our global supply chain and global manufacturing operations and cause us to suspend our operations in the affected markets. In particular, we could experience, among other things: continued or additional global supply chain and logistics disruptions; labor disruptions or shortages; an inability to manufacture; and an inability to sell to our customers.

Climate Change and Other Environmental Risks

We increasingly are subject to risks attendant to climate change. Failure to understand and prepare for the risks related to the transition to a lower-carbon economy, and risks related to the physical impacts of climate change could impact our performance.

It is widely recognized that global climate change is occurring. We are unable to predict with any certainty the impacts upon our business of climate change, although we recognize that they are likely to be significant. Among the risks that we face are (i) increased governmental regulation of both our manufacturing operations and the equipment that we produce, (ii) the possibility that we will not become as resource-efficient in our operations as we need to, both as a result of our own actions (or inactions) and those of our suppliers, (iii) that we will not be able to develop new and improved products that help our farmer customers address climate-related changes and opportunities and that keep our products competitive with the products of others, (iv) that climate change will reduce demand for our products, and (v) the impacts on our physical facilities, including from increased severe weather condition risks. The first three of these risks may be considered "transition" risks. Addressing each of these risks is likely to entail the incurrence of significant costs by us, although, in the case of transition risks, we already may be incurring many, if not most, of these costs through our ongoing engine development programs and our precision farming research and development. However, we may not be able to address these risks effectively and efficiently, which would impact our performance.

In addition, we are increasingly subject to requirements for disclosure regarding our GHG emissions as well as those of our upstream vendors and downstream customers. The European Union recently adopted the European Sustainability Reporting Standards (ESRS) and the Corporate Sustainability Reporting Directive (CSRD) that will impose disclosure of the risks and opportunities arising from social and environmental issues, and on the impact of companies' activities on people and the environment. The CSRD will need to be transposed into Member State law before it becomes effective, which is expected to occur in 2024. Similarly, the State of California recently passed the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act that will impose broad climate-related disclosure obligations on certain companies doing business in California, including us, starting in 2026. The SEC has included in its regulatory agenda potential rulemaking on climate change disclosures that, if adopted, could significantly increase compliance burdens and associated regulatory costs and complexity. Further, the International Sustainability Standards Board issued sustainability and climate change disclosure standards in June 2023, which the U.K. and other countries in which we operate indicated they will adopt as their own binding standards. Our failure to comply with any applicable rules or regulations or other criticisms of our sustainability disclosures could lead to penalties or claims and other litigation, impact our reputation, customer attraction and retention, access to capital and employee retention, and otherwise adversely impact our performance. Compliance with these requirements will be complex and expensive.

Investors and financial institutions increasingly are expecting the disclosures described above, and some financial institutional investors are assessing their investments and investment opportunities based upon how businesses are addressing climate change. Any failure by us to satisfy their assessments could impact the desirability of an investment in AGCO, our access to capital could be restricted and the share price of our common stock could be impacted. For a discussion of some of the actions that we have taken, see Item 1, "Business", above.

We are subject to extensive environmental laws and regulations, including increasingly stringent engine emissions standards, and our compliance with, or our failure to comply with, existing or future laws and regulations could delay production of our products or otherwise adversely affect our business.

In addition to the more general climate change regulation described above, we are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. These regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the prevention and remediation of soil and groundwater contamination. Our costs of complying with these or any other current or future environmental regulations may be significant. For example, several countries have adopted more stringent environmental regulations regarding emissions into the air, and it is possible that new emissions-related legislation or regulations will be adopted in connection with concerns regarding GHG. The regulation of GHG emissions from certain stationary or mobile sources could result in additional costs to us in the form of taxes or emission allowances, facilities improvements and energy costs, which would increase our operating costs through higher utility and transportation expenses and costs of materials. Increased input costs, such as fuel and fertilizer, and compliance-related costs also could impact retail customer operations and demand for our equipment. Because the impact of any future GHG legislative, regulatory or product standard requirements on our global businesses and products is dependent on the timing and design of mandates or standards, we are unable to predict its potential impact at this time.

In addition, the products that we manufacture or sell, particularly engines, are subject to increasingly stringent environmental regulations, including those that limit GHG emissions. As a result, on an ongoing basis we incur significant engineering expenses and capital expenditures to modify our products to comply with these regulations. Further, we may experience production delays if we or our suppliers are unable to design and manufacture components for our products that comply with environmental standards. For instance, as we are required to meet more stringent engine emission reduction standards that are applicable to engines we manufacture or incorporate into our products, we expect to meet these requirements through the introduction of new technology to our products, engines and exhaust after-treatment systems, as necessary. Failure to meet applicable requirements could materially affect our performance.

We also may be subject to liability in connection with properties and businesses that we no longer own or operate. We may be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted in the future that could apply to both future and prior conduct. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions, or we may not be able to sell our products and, therefore, it could adversely affect our performance.

We are subject to disclosure obligations with respect to conflict materials.

We are subject to SEC disclosure obligations relating to "conflict minerals" (columbite-tantalite, cassiterite (tin), wolframite (tungsten) and gold) that are sourced from the Democratic Republic of Congo or adjacent countries. Complying with these requirements has and will require us to incur additional costs, including the costs to determine the sources of any conflict minerals used in our products and to modify our processes or products, if required. As a result, we may choose to modify the sourcing, supply and pricing of materials in our products. In addition, we may face reputational and regulatory risks if the information that we receive from our suppliers is inaccurate or inadequate, or our process for obtaining that information does not fulfill the SEC's requirements. We have a formal policy with respect to the use of conflict minerals in our products that is intended to minimize, if not eliminate, conflict minerals sourced from the covered countries to the extent that we are unable to document that they have been obtained from conflict-free sources.

Human Capital Risks

Our labor force is heavily unionized, and our obligations under collective bargaining agreements and labor laws subject us to the risks of work interruption or stoppage and could cause our costs to be higher.

Most of our employees, most notably at our manufacturing facilities, are subject to collective bargaining agreements and union contracts with terms that expire on varying dates. Several of our collective bargaining agreements and union contracts generally are of limited duration and, therefore, must be re-negotiated frequently. As a result, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of products we have available for sale. In addition, collective bargaining agreements, union contracts and labor laws may impair our ability to streamline existing manufacturing facilities, restructure our business or otherwise reduce our labor costs because of limitations on personnel and salary changes and similar restrictions.

Our ability to recruit, develop, train and retain qualified and skilled employees could impact our ability to execute strategies.

Our success is dependent, in part, on our ability to recruit, develop, train and retain qualified employees with the relevant education, background and experience. Equally we must be able to retain such skilled employees through our efforts to develop, train, compensate and engage them. Failure to do so could impair our ability to execute our business strategies and could ultimately impact our performance.

Data Security, Privacy and Cybersecurity Risks

Our business increasingly is subject to regulations relating to privacy and data protection, and if we violate any of those regulations we could be subject to significant claims, penalties and damages.

Increasingly, the United States, the European Union, Brazil and other governmental entities are imposing regulations designed to protect the collection, maintenance and transfer of personal information. For example, the European Union adopted the General Data Protection Regulation (the "GDPR") that imposed stringent data protection requirements and greater penalties for non-compliance beginning in May 2018. The GDPR also protects a broader set of personal information than traditionally has been protected in the United States and provides for a right of "erasure." Other regulations govern the collection and transfer of financial data and data security generally. These regulations generally impose penalties in the event of violations, and private lawsuits in the event of a release of personal information are common. While we attempt to comply with all applicable privacy regulations, their implementation is complex, and, if we are not successful, we may be subject to penalties and claims for damages from regulators and the impacted parties.

Cybersecurity breaches and other disruptions to our information technology infrastructure could interfere with our operations and could compromise confidential information, exposing us to liability that could cause our business and reputation to suffer.

We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our equipment. We also use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property and proprietary business information, in data centers and on information technology networks. The secure operation of these information technology networks and the processing and maintenance of this information is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and infrastructure are vulnerable to damage, disruptions or shutdowns due to attacks by cyber criminals or breaches due to employee error or malfeasance or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures, terrorist acts or, natural disasters or other catastrophic events. On May 5, 2022, we discovered that we had been subject to a ransomware cyberattack. The attack resulted in the temporary closure of most of our production sites and parts operations. A majority of the affected locations resumed operations within approximately two weeks after the attack was discovered. There was some data exfiltration as a result of the attack, and a portion of the exfiltrated data subsequently was released publicly. We do not have significant retail operations, and we do not believe that the exfiltrated data included privacy-protected consumer data or that the exfiltration was consequential. We have invested heavily in maturing our information technology and cybersecurity operations and continue to review and improve our safeguards to minimize our exposure to future attacks. The cost of remediation to the impacted systems has not been material. We maintain a cyber liability insurance program, although the coverage may not be sufficient in some circumstances. While we do not believe that the ultimate consequences of the attack were material to our performance, the occurrence of any similar or other events in the future could compromise our networks, and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, and could disrupt our operations and damage our reputation, which could adversely affect our performance. In addition, as security threats continue to evolve and increase in frequency and sophistication, we increasingly are needing to invest additional resources to protect the security of our systems and likely will need to invest even more in the future.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

We have an enterprise risk assessment process which specifically addresses risks associated with cybersecurity. Additionally, we have a crisis management plan that outlines the structure, roles, responsibilities and operating procedures to utilize during potentially significant events that could negatively impact the Company. As part of the crisis management plan, we have a cybersecurity incident response plan in place that provides a documented framework for handling high severity security incidents and includes facilitated coordination across multiple functions of the Company. Our incident response plan also includes identifying and responding to material risks from cybersecurity threats associated with our use of third-party service providers. We invest in threat intelligence and are active participants in industry and government forums to strive to improve our overall capabilities with respect to cybersecurity. We routinely perform reviews of threat intelligence and vulnerability management capabilities, while performing simulations and drills at both technical and management levels. We incorporate external expertise in all aspects of our program utilizing best practice guidance from third-party cybersecurity advisors to provide objective assessments of our capabilities. We maintain a cyber liability insurance program, although the coverage may not be sufficient in some circumstances. We also have policies and practices in place to address data privacy regulations. Our cybersecurity program is reviewed and assessed by external information security specialists or by our internal audit group at least annually. Further, we conduct annual cybersecurity awareness training for employees and targeted training for high-risk functions of the Company. We also conduct phishing exercises and correlated education with our employees.

As part of its risk oversight role, our Audit Committee of the Board of Directors oversees cyber risk, information security and technology risk, including management's actions to identify, assess, mitigate and remediate material cybersecurity issues and risks. The Audit Committee receives regular reporting several times each year from our Chief Information Security Officer as well as our Chief Information Officer on our technology and cyber risk profile, enterprise cybersecurity program and key enterprise cybersecurity activities.

We have an information security team, led by our Chief Information Security Officer, that is responsible for assessing and managing cybersecurity risks and monitoring cybersecurity incidents. The team possesses relevant experience in their respective fields as well, as appropriate certifications from various leading certifying bodies. During 2022, we established a Cybersecurity Council comprised of members of our senior leadership team that is regularly briefed on cybersecurity matters and provides input to our overall approach to cybersecurity. Our formal cybersecurity program is modeled after the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, as well as other global standards and best practices.

On May 5, 2022, we discovered that we had been subject to a sophisticated ransomware cyberattack. The attack resulted in the temporary closure of most of our production sites and parts operations. A majority of the affected locations resumed operations within approximately two weeks after the attack was discovered. There was some data exfiltration as a result of the attack, and a portion of the exfiltrated data subsequently was released publicly. We do not have significant retail operations, and we do not believe that the exfiltrated data included privacy-protected consumer data or that the exfiltration was consequential. We have invested heavily in maturing our information technology and cybersecurity operations and continue to review and improve our safeguards to minimize our exposure to future attacks. We do not believe the cost of remediation to the impacted systems will be material. To date, the cost of those efforts has not been consequential.

Item 2.   *Properties*

Our principal manufacturing locations and/or properties as of January 31, 2024 were as follows:

Location	Description of Property
United States:	
Assumption, Illinois	Manufacturing/Sales and Administrative Office
Batavia, Illinois	Parts Distribution
Duluth, Georgia	Corporate Headquarters
Hesston, Kansas	Manufacturing
Jackson, Minnesota	Manufacturing
Morton, Illinois	Manufacturing
International:	
Beauvais, France[1]	Manufacturing
Breganze, Italy	Manufacturing
Ennery, France	Parts Distribution
Linnavuori, Finland	Manufacturing
Hohenmölsen, Germany	Manufacturing
Marktoberdorf, Germany	Manufacturing
Wolfenbüttel, Germany	Manufacturing
Stockerau, Austria	Manufacturing
Thisted, Denmark	Manufacturing
Suolahti, Finland	Manufacturing/Parts Distribution
Canoas, Brazil	Regional Headquarters/Manufacturing
Mogi das Cruzes, Brazil	Manufacturing
Santa Rosa, Brazil	Manufacturing
Changzhou, China	Manufacturing

_____
(1) Includes our joint venture, GIMA, in which we own a 50% interest.

We consider each of our facilities to be in good condition and adequate for its present use. We believe that we have sufficient capacity to meet our current and anticipated manufacturing requirements.

Item 3.   *Legal Proceedings*

During 2017, the Company purchased Precision Planting, which provides precision agricultural technology solutions. In 2018, Deere & Company ("Deere") filed separate complaints in the U.S. District Court of Delaware against the Company and Precision Planting alleging that certain products of those entities infringed certain patents of Deere. The two complaints subsequently were consolidated into a single case, Case No. 1:18-cv-00827-CFC. In July 2022, the case was tried before a jury, which determined that the Company and Precision Planting had not infringed the Deere patents. Following customary post-trial procedures, the Court entered a judgement in the Company's favor, and Deere appealed the judgment to the U.S. Court of Appeals for the Federal Circuit. The appeal is fully briefed and is awaiting oral arguments before the court. The Company has an indemnity right under the purchase agreement related to the acquisition of Precision Planting from its previous owner. Pursuant to that right, the previous owner of Precision Planting currently is responsible for the litigation costs associated with the complaint and is obligated to reimburse AGCO for some or all of the damages in the event of an adverse outcome in the litigation.

We are a party to various other legal claims and actions incidental to our business. We believe that none of these claims or actions, either individually or in the aggregate, is material to our business or financial statements as a whole, including our results of operations and financial condition.

Item 4.   *Mine Safety Disclosures*

Not Applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is listed on the New York Stock Exchange and trades under the symbol AGCO. We have a history of paying quarterly cash dividends. On April 27, 2023, the Company's Board of Directors approved an increase to its quarterly dividend commencing in the second quarter of 2023 by 21% to $0.29 per common share and declared a special variable dividend of $5.00 per common share that was paid during the second quarter of 2023. While we currently expect a cash dividend to be paid in the future, future dividend payments will depend on our earnings, capital requirements, financial condition, and other factors considered relevant by the Company's Board of Directors.

As of the close of business on February 20, 2024, the closing stock price was $106.47, and there were 448 stockholders of record (this number does not include stockholders who hold their stock through brokers, banks and other nominees).

Performance Graph

The following presentation is a line graph of our cumulative total shareholder return on our common stock on an indexed basis as compared to the cumulative total return of the S&P Mid-Cap 400 Index, the MVIS Global Agribusiness Index for the five years ended December 31, 2023. Our total returns in the graph are not necessarily indicative of future performance.


COMPARISON OF CUMULATIVE TOTAL RETURN
AGCO Corporation
S&P MidCap 400 Index
MVIS Global Agribusiness Index (MVMOOTR)

	Cumulative Total Return for the Years Ended December 31,					
	2018	2019	2020	2021	2022	2023
AGCO Corporation	$ 100.00	$ 140.03	$ 188.71	$ 219.15	$ 273.84	$ 252.25
S&P Midcap 400 Index	100.00	126.20	143.44	178.95	155.58	181.15
MVIS Global Agribusiness Index	100.00	121.99	139.93	174.22	160.91	146.98

The total return assumes that dividends were reinvested and is based on a $100 investment on December 31, 2018.

Issuer Purchases of Equity Securities

The table below sets forth information with respect to purchases of our common stock made by or on behalf of us during the three months ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)[2]
October 1, 2023 through October 31, 2023	—	$ —	—	$ 110.0
November 1, 2023 through November 30, 2023[1]	371,669	$ 114.08	371,669	$ 57.0
December 1, 2023 through December 31, 2023	—	$ —	—	$ 57.0
Total	371,669	$ 114.08	371,669	$ 57.0

(1) In November 2023, we entered into an ASR agreement with a third-party financial institution to repurchase $53.0 million of our common stock. The ASR agreement resulted in the initial delivery of 371,669 shares of our common stock, representing approximately 80% of the shares to be purchased in connection with the transaction. In January 2024, the remaining 82,883 shares under the ASR agreement were delivered. The average price paid per share related to the ASR agreement reflected in the table above was derived using the fair market value of the shares on the date the initial 371,669 shares were delivered. The amount that may yet be purchased under our share repurchase programs, as presented in the above table, was reduced by the entire $53.0 million payment related to the ASR agreement. Refer to Note 16 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further discussion of this matter.

(2) The remaining authorized amount to be repurchased is $57.0 million, which has no expiration date.

Item 6. **[*Reserved*]**

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

We are a global leader in the design, manufacture and distribution of agricultural machinery and precision agriculture technology. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment, seeding and tillage equipment, implements, replacement parts and grain storage and protein production systems. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of well-known brand names, including Fendt®, GSI®, Massey Ferguson®, Precision Planting® and Valtra®, supported by our FUSE® precision agriculture solutions. We distribute most of our products through a combination of approximately 3,100 dealers and distributors as well as associates and licensees. In addition, we provide retail and wholesale financing through our finance joint ventures with Rabobank.

We sell our equipment, precision agriculture technology and replacement parts to our independent dealers, distributors and other customers. A large majority of our sales are to independent dealers and distributors that sell our products to end users. To the extent practicable, we attempt to sell products to our dealers and distributors on a level basis throughout the year to reduce the effect of seasonal demands on our manufacturing operations and to minimize our investment in inventories. However, retail sales by dealers to farmers are highly seasonal and are a function of the timing of the planting and harvesting seasons. In certain markets, particularly in North America, there is often a time lag, which varies based on the timing and level of retail demand, between our sale of the equipment to the dealer and the dealer's sale to a retail customer.

Financial Highlights

The following table sets forth the percentage relationship to net sales of certain items included in our Consolidated Statements of Operations:

| | **Years Ended December 31,** | | | |
| | **2023** | | **2022** | |
	$	**% of Net Sales[1]**	**$**	**% of Net Sales[1]**
Net sales	$ 14,412.4	100.0 %	$ 12,651.4	100.0 %
Cost of goods sold	10,635.0	73.8	9,650.1	76.3
Gross profit	3,777.4	26.2	3,001.3	23.7
Selling, general and administrative expenses	1,454.5	10.1	1,189.5	9.4
Engineering expenses	548.8	3.8	444.2	3.5
Amortization of intangibles	57.7	0.4	60.1	0.5
Impairment charges	4.1	—	36.0	0.3
Restructuring expenses	11.9	0.1	6.1	—
Income from operations	1,700.4	11.8	1,265.4	10.0
Interest expense, net	4.6	—	13.0	0.1
Other expense, net	362.3	2.5	145.2	1.1
Income before income taxes and equity in net earnings of affiliates	1,333.5	9.3	1,107.2	8.8
Income tax provision	230.4	1.6	296.6	2.3
Income before equity in net earnings of affiliates	1,103.1	7.7	810.6	6.4
Equity in net earnings of affiliates	68.2	0.5	64.1	0.5
Net income	1,171.3	8.1	874.7	6.9
Net loss attributable to noncontrolling interests	0.1	—	14.9	0.1
Net income attributable to AGCO Corporation and subsidiaries	$ 1,171.4	8.1 %	$ 889.6	7.0 %

_____
(1) Rounding may impact summation of amounts.

2023 Compared to 2022

Net income attributable to AGCO Corporation and subsidiaries for 2023 was $1,171.4 million, or $15.63 per diluted share, compared to $889.6 million, or $11.87 per diluted share, for 2022.

Net sales for 2023 were $14,412.4 million, or 13.9% higher than 2022, primarily due to favorable pricing impacts, favorable product mix related to high horsepower tractors, combines, hay tools and application tools and favorable currency impacts. Income from operations was $1,700.4 million in 2023 compared to $1,265.4 million in 2022. The increase in income from operations during 2023 was primarily the result of positive net pricing and favorable product mix, partially offset by higher selling, general and administrative expenses ("SG&A expenses") and engineering expenses.

We estimate that worldwide average price increases were approximately 10.0% and 11.6% in 2023 and 2022, respectively. Consolidated net sales of tractors and combines, which comprised approximately 64.9% of our net sales in 2023, increased approximately 1.7% in 2023 compared to 2022. Unit sales of tractors and combines decreased approximately 11.7% during 2023 compared to 2022. The primary driver of the decrease in unit sales was lower sales of compact and mid-range tractors. The difference between the unit sales change and the change in net sales was primarily the result of pricing, foreign currency translation and sales mix changes.

Overall, global production hours increased approximately 3.6% during 2023 compared to 2022. The increase was primarily due to robust market demand as well as easing of supply chain and logistics disruptions experienced in 2022.

Results of Operations

Gross profit as a percentage of net sales increased during 2023 compared to 2022, primarily due to positive net pricing impacts and favorable product mix.

SG&A expenses as a percentage of net sales, were higher during 2023 compared to 2022. The absolute level of SG&A expenses increased during 2023 primarily due to higher compensation costs and Trimble Ag joint venture-related transaction costs. We recorded stock compensation expense of $44.6 million and $32.7 million during 2023 and 2022, respectively, within SG&A expenses, as is more fully explained in Note 15 of our Consolidated Financial Statements.

Engineering expenses as a percentage of net sales, were higher during 2023 compared to 2022, primarily driven by an increase in product innovation and other technology investments.

We recorded impairment charges of $4.1 million and $36.0 million during 2023 and 2022, respectively. During the fourth quarter of 2023, we recorded an impairment charge of $4.1 million related to the impairment of certain patents and technology amortizing intangible assets from a prior acquisition. In 2022, as a consequence of the conflict between Russia and Ukraine, we recorded asset impairment charges of $36.0 million related to our Russian distribution joint venture. Refer to Note 12 of our Consolidated Financial Statements for additional information.

We recorded restructuring expenses of $11.9 million and $6.1 million during 2023 and 2022, respectively. The restructuring expenses primarily related to severance and other related costs associated with the rationalization of certain South American, North American, European, African and Asian manufacturing facilities and administrative offices. See Note 12 of our Consolidated Financial Statements.

Interest expense, net was $4.6 million for 2023 compared to $13.0 million for 2022 resulting primarily from an increase in interest income, partially offset by an increase in interest expense from increased debt levels and interest rates in 2023 as compared to 2022. See "Liquidity and Capital Resources" for further information on our available funding.

Other expense, net was $362.3 million in 2023 compared to $145.2 million in 2022. The increase was primarily driven by foreign currency exchanges losses which where approximately $202.1 million and $64.1 million in 2023 and 2022, respectively. These losses related primarily to the devaluation of the Argentine peso and the Turkish lira during 2023. In December 2023, the central bank of Argentina adjusted the official foreign currency exchange rate for the Argentine peso from approximately 366.5 to approximately 800.0 pesos to United States dollar for substantially all goods, significantly devaluing the currency relative to the United States dollar. The December 2023 impact of the devaluation and remeasurement of net monetary assets was approximately $79.9 million. Losses on sales of receivables, primarily related to our accounts receivable sales agreements with our finance joint ventures in North America, Europe and Brazil and included in "Other expense, net," were approximately $148.4 million and $71.1 million in 2023 and 2022, respectively. The increase in losses was primarily the result of higher sales of accounts receivable and higher interest rates in 2023 as compared to 2022. The increases in "Other expense, net" were partially offset by business interruption insurance recoveries of $20.0 million related to the cyber attack in 2022.

We recorded an income tax provision of $230.4 million in 2023 compared to $296.6 million in 2022. Our tax provision and effective tax rate are impacted by the differing tax rates of the various tax jurisdictions in which we operate, permanent differences for items treated differently for financial accounting and income tax purposes, losses in jurisdictions where no income tax benefit is recorded, and provisions for unrecognized income tax benefits related to uncertain tax positions. Our 2023 income tax provision includes a one-time benefit of $112.3 million related to the recognition of a deferred tax asset of $197.7 million, net of a valuation allowance of $85.4 million, related to the finalization of negotiations surrounding the application of Swiss Tax reform legislation enacted in 2020. This benefit was partially offset by a provision of approximately $26.4 million that we recorded in 2023 associated with our enrollment in a Brazilian tax amnesty program as is more fully described in Note 19 of our Consolidated Financial Statements. Refer to Note 19 of our Consolidated Financial Statements for further information.

Equity in net earnings of affiliates, which is primarily comprised of income from our AGCO Finance joint ventures, was $68.2 million in 2023 compared to $64.1 million in 2022. The increase was primarily due to higher earnings in our finance joint ventures. During the first quarter of 2022, we recorded a write-down of our investment in our Russian finance joint venture of approximately $4.8 million. The Russian finance joint venture was sold during the three months ended December 31, 2022. Refer to Note 9 of our Consolidated Financial Statements for further information.

Net loss attributable to noncontrolling interests was $0.1 million in 2023 compared to $14.9 million in 2022. The loss during 2022 related to the sale of our Russian distribution joint venture.

Results of Operations - Segment Information

The Company has four operating segments which are also its reportable segments which consist of the Europe/Middle East ("EME"), North America, South America and Asia/Pacific/Africa ("APA") regions. The Company's reportable segments are geography based and distribute a full range of agricultural machinery and precision agriculture technology. The Company evaluates segment performance primarily based on income from operations. Sales for each segment are based on the location of the third-party customer. The Company's selling, general and administrative expenses and engineering expenses are charged to each segment based on the region and division where the expenses are incurred. As a result, the components of income from operations for one segment may not be comparable to another segment.

The following table sets forth, for the year ended December 31, 2023, the impact to net sales of currency translation by geographical segment (in millions, except percentages):

	2023	2022	Change $	Change %	Change due to Currency Translation $	Change due to Currency Translation %
EME	$ 7,540.5	$ 6,447.3	$ 1,093.2	17.0 %	$ (18.3)	(0.3)%
North America	3,752.7	3,175.1	577.6	18.2 %	5.3	0.2 %
South America	2,234.2	2,121.6	112.6	5.3 %	56.8	2.7 %
APA	885.0	907.4	(22.4)	(2.5)%	(30.8)	(3.4)%
	$ 14,412.4	$ 12,651.4	$ 1,761.0	13.9 %	$ 13.0	0.1 %

EME

	2023	2022	Change $
Net Sales	$ 7,540.5	$ 6,447.3	$ 1,093.2
Income from Operations	1,100.6	784.1	316.5

Net sales in EME increased in 2023 compared to 2022, primarily due to positive pricing impacts, favorable product mix related to mid-range and high-horsepower tractors and higher replacement parts sales, partially offset by unfavorable foreign currency translation.

Income from operations increased by $316.5 million in 2023 compared to 2022, driven primarily by positive net pricing and favorable product mix related to mid-range and high-horsepower tractors, partially offset by higher SG&A expenses primarily related to higher compensation costs.

North America

	2023	2022	Change $
Net Sales	$ 3,752.7	$ 3,175.1	$ 577.6
Income from Operations	459.3	278.8	180.5

Net sales in North America increased in 2023 compared to 2022, primarily due to positive pricing impacts and favorable product mix related to high-horsepower tractors, application equipment and combines. The expansion of Fendt product sales in North America was a key driver of the favorable product mix.

Income from operations increased by $180.5 million compared to the prior year as a result of positive net pricing and favorable product mix related to significant growth in Fendt products as well as improved margins on our grain and protein product sales. These increases were partially offset by higher warranty costs and higher SG&A expenses primarily related to higher compensation costs.

South America

	2023	2022	Change $
Net Sales	$ 2,234.2	$ 2,121.6	$ 112.6
Income from Operations	386.4	373.9	12.5

Net sales increased in South America in 2023 compared to 2022, primarily due to positive pricing impacts, favorable product mix related to high-horsepower and mid-range tractors and favorable foreign currency translation. These increases were partially offset by modest declines in sales related to grain and protein products.

Income from operations increased $12.5 million in 2023 compared to 2022 despite higher retail incentives in the fourth quarter as a result of positive net pricing and favorable product mix related to high-horsepower tractors and combines, partially offset by a decrease in sales of grain and protein products and higher SG&A expenses primarily related to higher dealer termination charges and higher compensation costs.

APA

	2023	2022	Change $
Net Sales	$ 885.0	$ 907.4	$ (22.4)
Income from Operations	77.3	116.9	(39.6)

Net sales decreased in APA in 2023 compared to 2022, primarily due to unfavorable currency translation, lower sales volumes of mid-range tractors and combines and lower sales of grain and protein products. Higher sales in Australia were mostly offset by lower sales in Japan. These decreases were partially offset by positive pricing impacts and increased sales of precision agriculture equipment.

Income from operations decreased $39.6 million in 2023 compared to 2022, primarily due to lower sales volumes of mid-range tractors and combines, higher warranty costs and higher SG&A expenses primarily related to higher compensation costs. These decreases were partially offset by positive net pricing.

2022 Compared to 2021

A comparison of the results of operations for 2022 versus that of 2021 was included in our Annual Report on Form 10-K for the year ended December 31, 2022.

Outlook

Our operations are subject to the cyclical nature of the agricultural industry. Sales of our equipment are affected by, among other things, changes in farm income, farm land values and debt levels, financing costs, acreage planted, crop yields, weather conditions, the demand for agricultural commodities, commodity and protein prices, agricultural product demand and general economic conditions and government policies and subsidies.

Global industry demand for farm equipment, driven by farm income, is expected to be modestly lower during 2024 in most major markets compared to 2023. Our net sales are expected to moderately decrease in 2024 compared to 2023, resulting from lower sales volumes, offset in part by modest positive pricing. Gross and operating margins are expected to moderately decrease from 2023 levels, reflecting the impact of lower net sales and production volumes and relatively flat investments in engineering and other technology efforts to support our precision agriculture and digital initiatives.

Our outlook is based on current assumptions regarding a number of factors including demand, currency stability, pricing and market share gains. If our assumptions are incorrect, or other issues arise or return, such as a worsening of our supply chain, our results of operations will be adversely impacted. Refer to "Risk Factors" in Item 1A for further discussion.

Liquidity and Capital Resources

Our financing requirements are subject to variations due to seasonal changes in inventory and receivable levels. Internally generated funds are supplemented when necessary from external sources, primarily our credit facility and accounts receivable sales agreement facilities, subject to the discussion below with respect to financing of the Trimble Ag joint venture transaction. Additional information regarding our indebtedness is contained in Note 11 to the Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data." We believe that the following facilities listed below, together with available cash and internally generated funds, and assuming customary renewals and replacements, will be sufficient to support our working capital, capital expenditures and debt service requirements for the foreseeable future (in millions):

	December 31, 2023[(1)]
Credit facility, expires 2027	$ —
1.002% EIB Senior term loan due 2025	276.7
EIB Senior Term Loan due 2029	276.7
Senior term loans due between 2025 and 2028	162.1
0.800% Senior Notes Due 2028	664.0
Other long-term debt	3.1

_____
(1) The amounts above are gross of debt issuance costs of an aggregate amount of approximately $3.1 million.

The Company has a credit facility providing for a $1.25 billion multi-currency unsecured revolving credit facility ("Credit Facility") that matures on December 19, 2027. As of December 31, 2023, the Company had no outstanding borrowings under the revolving credit facility and had the ability to borrow $1,155.0 million.

In addition, the Company has an uncommitted revolving credit facility that allows the Company to borrow up to €100.0 million (or approximately $110.7 million as of December 31, 2023). The credit facility expires on December 31, 2026. As of December 31, 2023, the Company had no outstanding borrowings under the revolving credit facility.

On September 29, 2023, the Company entered into a multi-currency Finance Contract with the European Investment Bank ("EIB") permitting the Company to borrow up to €250.0 million, to fund up to 50% of certain investments in research, development and innovation primarily in Germany, France and Finland during the period from 2023 through 2026. On October 26, 2023, the Company borrowed €250.0 million (approximately $263.7 million) under the arrangement. The loan matures on October 26, 2029. As of December 31, 2023, there was €250.0 million (approximately $276.7 million) outstanding under the EIB Senior Term Loan due 2029.

Subsequent to the end of the year, on January 25, 2024, the Company entered into an additional multi-currency Finance Contract with EIB permitting the Company to borrow up to €170.0 million, for which the proceeds will be used in a similar manner as described for the EIB Senior Term Loan due 2029 above. On February 15, 2024, the Company borrowed €170.0 million (approximately $183.2 million) under the arrangement. The loan matures on February 15, 2030.

In connection with the planned Trimble Ag joint venture, on September 28, 2023, the Company entered into a bridge facility commitment letter with Morgan Stanley pursuant to which Morgan Stanley has committed to provide, subject to the terms and conditions set forth therein, a $2.0 billion senior unsecured 364-day bridge facility. There were no amounts outstanding under the Bridge Facility as of December 31, 2023. Subject to market conditions, the Company intends to finance the planned Joint Venture transaction through a combination of existing liquidity, ongoing cash flows from operations and the issuance of new debt and not to utilize funding pursuant to the commitment letter. In December 2023, the Company amended the Credit Facility to allow for incremental borrowings in the form of a delayed draw term loan facility in an aggregate principal amount of $250.0 million ("Term Loan Facility"). Borrowings under the Term Loan Facility bear interest at the same rate and margin as the Credit Facility. There are currently no amounts outstanding under the Term Loan Facility. The Company expects to draw on the Term Loan Facility in conjunction with the close of the Trimble Ag joint venture. The amount available under the Bridge Facility was reduced by $250.0 million upon the Company's entry into the Term Loan Facility in December 2023. In January 2024, the Company and its lenders agreed to further reduce the Bridge Facility by $300.0 million as a result of cash flows generated in the quarter ended December 31,2023.

We are in compliance with the financial covenants contained in these facilities and expect to continue to maintain such compliance. Should we ever encounter difficulties, our historical relationship with our lenders has been strong and we anticipate their continued long-term support of our business. Refer to Note 11 to the Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for additional information regarding our current facilities, including the financial covenants contained in each debt instrument.

Our accounts receivable sales agreements in North America, Europe and Brazil permit the sale, on an ongoing basis, of a majority of our receivables to our U.S., Canadian, European and Brazilian finance joint ventures. The sales of all receivables are without recourse to us. We do not service the receivables after the sales occur, and we do not maintain any direct retained interest in the receivables. These agreements are accounted for as off-balance sheet transactions. For the years ended December 31, 2023 and 2022, the cash received from receivables sold under the U.S., Canadian, European and Brazilian accounts receivable sales agreements was approximately $2.5 billion and $1.8 billion, respectively.

In addition, we sell certain trade receivables under factoring arrangements to other financial institutions around the world. For the years ended December 31, 2023 and 2022, the cash received from these arrangements was approximately $254.1 million and $226.0 million, respectively.

Our finance joint ventures in Europe, Brazil and Australia also provide wholesale financing directly to our dealers. As of December 31, 2023 and 2022, these finance joint ventures had approximately $211.3 million and $69.5 million, respectively, of outstanding accounts receivable associated with these arrangements. These arrangements are accounted for as off-balance sheet transactions. The total finance portfolio in our finance joint ventures was approximately $14.1 billion and $11.8 billion as of December 31, 2023 and 2022, respectively. The total finance portfolio as of December 31, 2023 and 2022 included approximately $10.8 billion and $9.5 billion, respectively, of retail receivables and $3.3 billion and $2.3 billion of wholesale receivables from AGCO dealers as of December 31, 2023 and 2022, respectively.

In order to efficiently manage our liquidity, we generally pay vendors in accordance with negotiated terms. To enable vendors to obtain payment in advance of our payment due dates to them, we have established programs in certain markets with financial institutions under which the vendors have the option to be paid by the financial institutions earlier than the payment due dates. Should we not be able to negotiate extended payment terms with our vendors, or should financial institutions no longer be willing to participate in early payment programs with us, we would expect to have sufficient liquidity to timely pay our vendors without any material impact on us or our financial position. As of December 31, 2023 and 2022, the amount outstanding that remains unpaid to the banks or other intermediaries associated with these programs totaled approximately $82.7 million and $121.5 million, respectively. Refer to Note 10 to the Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data," for further discussion.

Our debt to capitalization ratio, which is total indebtedness divided by the sum of total indebtedness and stockholders' equity, was 23.0% at December 31, 2023 compared to 27.3% at December 31, 2022.

Cash Flows

Cash flows provided by operating activities were approximately $1,103.1 million during 2023 compared to approximately $838.2 million during 2022. The increase during 2023 compared to 2022 was primarily due to higher net income in 2023.

Our working capital requirements are seasonal, with investments in working capital typically building in the first half of the year and then reducing in the second half of the year. We had $1,997.2 million in working capital at December 31, 2023, as compared with $1,651.3 million at December 31, 2022. Accounts receivable and inventories, combined, at December 31, 2023 were approximately $635.0 million higher than at December 31, 2022, primarily due to positive pricing, lower sales of accounts receivable under our factoring programs at the end of the year and higher finished goods inventory levels.

Capital expenditures were approximately $518.1 million compared to $388.3 million for the same period in 2022, primarily related to high capital investments related to capacity increases and precision agriculture initiatives.

Share Repurchase Program and Dividends

In November 2023, the Company entered into an accelerated share repurchase ("ASR") agreement with a financial institution to repurchase $53.0 million of shares of our common stock. We received approximately 371,669 shares associated with this transaction as of December 31, 2023. In January 2024, we received an additional 82,883 shares upon final settlement of our November 2023 ASR agreement. All shares received under the ASR agreements were retired upon receipt, and the excess of the purchase price over par value per share was recorded to a combination of "Additional paid-in capital" and "Retained earnings" within the our Consolidated Balance Sheets. We did not purchase any shares directly or enter into any accelerated share repurchase agreements during 2022. As of December 31, 2023, the remaining amount authorized to be repurchased under board-approved share repurchase authorizations was approximately $57.0 million, which has no expiration date. In addition, on April 27, 2023, our Board of Directors approved an increase to our quarterly dividend commencing in the second quarter of 2023 by 21% to $0.29 per common share and declared a special variable dividend of $5.00 per common share that was paid during the second quarter of 2023. During 2022, our Board of Directors declared and we paid a special variable dividend of $4.50 per common share. On January 18, 2024, the Company approved the quarterly dividend of $0.29 per common share to be paid on March 15, 2024, to all stockholders of record as of the close of business February 15, 2024.

Contractual Obligations and Cash Requirements

Our material cash requirements include the following contractual and other obligations:

Indebtedness – As of December 31, 2023, we had approximately $14.1 million of payments due within the year ending December 31, 2024, related to indebtedness and certain short-term obligations, in addition to approximately $56.1 million of interest payments associated with indebtedness we expect to pay during 2024. This does not include interest payments related to future indebtedness expected to finance the planned Trimble Ag joint venture. Our projected amount of interest payments includes assumptions regarding the future fluctuations in interest rates, as well as borrowings under our revolving credit facility and other variable debt instruments. Indebtedness amounts reflect the principal amount of our EIB senior term loans, senior notes, credit facility and certain short-term borrowings, gross of any debt issuance costs. Refer to the discussion above and Note 11 of the Consolidated Financial Statements for additional information regarding our indebtedness.

Finance and operating lease obligations – As of December 31, 2023, we had approximately $0.7 million and $52.8 million of payments due during the year ending December 31, 2024, related to finance and operating lease obligations, respectively. Refer to Note 23 of the Consolidated Financial Statements for additional information regarding our lease obligations.

Unconditional purchase obligations – As of December 31, 2023, we had approximately $263.7 million of outstanding purchase obligations payable during the year ending December 31, 2024. The Company's unconditional purchase obligations are primarily payable within 12 months.

Other short-term and long-term obligations – As of December 31, 2023, we had approximately $9.9 million of income tax liabilities related to uncertain income tax provisions connected with ongoing income tax audits in various jurisdictions that we expects to pay or settle within the next 12 months. Additionally, we had approximately $16.7 million of estimated future minimum contribution requirements under our U.S. and non-U.S. defined benefit pension and postretirement plans due during the year ending December 31, 2024. Refer to Notes 19 and 20 of the Consolidated Financial Statements for additional information regarding our uncertain tax positions and pension and postretirement plans, respectively. These obligations comprise a majority of our other short-term and long-term obligations.

Commitments and Off-Balance Sheet Arrangements

Guarantees

At December 31, 2023, the Company had outstanding guarantees issued to its Argentine finance joint venture, AGCO Capital Argentina S.A. ("AGCO Capital") of approximately $42.2 million. Such guarantees generally obligate the Company to repay outstanding finance obligations owed to AGCO Capital if end users default on such loans to the extent that, due to non-Credit Risk, the end users are not able, or not required, to pay their loans, or are required to pay in a different currency than the one agreed in their loan. The Company also has obligations to guarantee indebtedness owed to certain of its finance joint ventures if dealers or end users default on loans. Losses under such guarantees historically have been insignificant. The Company believes the credit risk associated with these guarantees is not material.

In addition, at December 31, 2023, the Company accrued approximately $13.8 million of outstanding guarantees of residual values that may be owed to its finance joint ventures in the United States and Canada upon expiration of certain eligible operating leases between the finance joint ventures and end users. The maximum potential amount of future payments under the guarantees is approximately $182.1 million.

Other

At December 31, 2023, we had outstanding designated and non-designated foreign exchange contracts with a gross notional amount of approximately $3,387.3 million. The outstanding contracts as of December 31, 2023 range in maturity through December 2024. We also had outstanding designated steel commodity contracts with a gross notional amount of approximately $2.5 million that range in maturity through June 2024. See Note 14 of our Consolidated Financial Statements for additional information.

As discussed above, we sell a majority of our wholesale accounts receivable in North America, Europe and Brazil to our U.S., Canadian, European and Brazilian finance joint ventures. We also sell certain accounts receivable under factoring arrangements to financial institutions around the world. We have determined that these facilities should be accounted for as off-balance sheet transactions.

Contingencies

During 2017, the Company purchased Precision Planting, which provides precision agricultural technology solutions. In 2018, Deere & Company ("Deere") filed separate complaints in the U.S. District Court of Delaware against the Company and Precision Planting alleging that certain products of those entities infringed certain patents of Deere. The two complaints subsequently were consolidated into a single case, Case No. 1:18-cv-00827-CFC. In July 2022, the case was tried before a jury, which determined that the Company and Precision Planting had not infringed the Deere patents. Following customary post-trial procedures, the Court entered a judgement in the Company's favor, and Deere appealed the judgment to the U.S. Court of Appeals for the Federal Circuit. The appeal is fully briefed and is awaiting oral arguments before the court. The Company has an indemnity right under the purchase agreement related to the acquisition of Precision Planting from its previous owner. Pursuant to that right, the previous owner of Precision Planting currently is responsible for the litigation costs associated with the complaint and is obligated to reimburse AGCO for some or all of the damages in the event of an adverse outcome in the litigation.

We are party to various claims and lawsuits arising in the normal course of business. We closely monitor these claims and lawsuits and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position or results of operations and accrue and/or disclose loss contingencies as appropriate. See Note 22 of our Consolidated Financial Statements for further information.

Related Party Transactions

In the ordinary course of business, we engage in transactions with related parties. See Note 18 of our Consolidated Financial Statements for information regarding related party transactions and their impact to our consolidated results of operations and financial position.

Foreign Currency Risk Management

We have significant manufacturing locations in the United States, France, Germany, Finland, Italy, China and Brazil, and we purchase a portion of our tractors, combines and components from third-party foreign suppliers, primarily in various European countries and in Japan. We also sell products in approximately 140 countries throughout the world. The majority of our net sales outside the United States are denominated in the currency of the customer location, with the exception of sales in Middle East, Africa, Asia and parts of South America, where net sales are primarily denominated in British pounds, Euros or the United States dollar.

The Company has a wholly-owned subsidiary in Turkey that distributes agricultural equipment and replacement parts. On the basis of available data related to inflation indices and as a result of the devaluation of the Turkish lira relative to the United States dollar, the Turkish economy was determined to be highly inflationary during 2022. A highly inflationary economy is one where the cumulative inflation rate for the three years preceding the beginning of the reporting period, including interim reporting periods, is in excess of 100 percent. For subsidiaries operating in highly inflationary economies, the United States dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reported in "Other expense, net" within our Consolidated Statements of Operations. For the year ended December 31, 2023, the Company's wholly-owned subsidiary in Turkey had net sales of approximately $394.6 million and total assets of approximately 4.5 billion Turkish lira (or approximately $152.4 million). The monetary assets and liabilities denominated in the Turkish lira were approximately 4.2 billion Turkish lira (or approximately $142.7 million) and approximately 3.4 billion Turkish lira (or approximately $116.3 million), respectively, as of December 31, 2023. The monetary assets and liabilities were remeasured into United States dollar based on exchange rates as of December 31, 2023.

We also are subject to the risk of the imposition of limitations by governments on international transfers of funds. In recent years, the Argentine government has substantially limited the ability of companies to transfer funds out of Argentina. As a consequence of these limitations, the spread between the official government exchange rate and the exchange rates resulting implicitly from certain capital market operations, usually effected to obtain United States dollars, had broadened significantly. Argentina's economy was determined to be highly inflationary during 2018. In December 2023, the central bank of Argentina adjusted the official foreign currency exchange rate for the Argentine peso, significantly devaluing the currency relative to the United States dollar. The December 2023 impact of the devaluation and remeasurement of net monetary assets was approximately $79.9 million. The Company has a wholly-owned subsidiary in Argentina that assembles and distributes agricultural equipment and replacement parts. For the year ended December 31, 2023, the Company's wholly-owned subsidiary in Argentina had net sales of approximately $204.9 million and total assets of approximately 194.9 billion pesos (or approximately $233.9 million). The monetary assets of the Company's operations in Argentina denominated in pesos at the official government rate were approximately 68.3 billion pesos (or approximately $82.0 million), inclusive of approximately 27.7 billion pesos (or approximately $33.3 million) in cash and cash equivalents, as of December 31, 2023. The monetary liabilities of the Company's operations in Argentina denominated in pesos at the official government rate were approximately 12.4 billion pesos (or approximately $14.9 million) as of December 31, 2023. The monetary assets and liabilities were remeasured into United States dollars based on exchange rates as of December 31, 2023. The Company's finance joint venture in Argentina, AGCO Capital has net monetary assets denominated in pesos at the official government rate of approximately 11.0 billion (or approximately $13.2 million) as of December 31, 2023, of which a majority is cash and cash equivalents. All gains and losses resulting from AGCO Capital's remeasurement of its monetary asset and liabilities are reported in "Equity in net earnings of affiliates" within our Consolidated Statements of Operations. If limitations on transfer of funds remain, we may be subject to future losses on the net monetary assets described above.

We manage our transactional foreign currency exposure by hedging foreign currency cash flow forecasts and commitments arising from the anticipated settlement of receivables and payables and from future purchases and sales. Where naturally offsetting currency positions do not occur, we hedge certain, but not all, of our exposures through the use of foreign currency contracts. Our translation exposure resulting from translating the financial statements of foreign subsidiaries into United States dollars may be partially hedged from time to time. When practical, this translation impact is reduced by financing local operations with local borrowings. Our hedging policy prohibits use of foreign currency contracts for speculative trading purposes.

The total notional value of our foreign currency instruments was $3,687.3 million and $4,318.8 million, including $300.0 million and $300.0 million related to net investment hedges, as of December 31, 2023 and 2022, respectively, inclusive of both those instruments that are designated and qualified for hedge accounting and non-designated derivative instruments. We enter into cash flow hedges to minimize the variability in cash flows of assets or liabilities or forecasted transactions caused by fluctuations in foreign currency exchange rates, and we enter into foreign currency contracts to economically hedge receivables and payables on our balance sheets that are denominated in foreign currencies other than the functional currency. In addition, we use derivative and non-derivative instruments to hedge a portion of our net investment in foreign operations against adverse movements in exchange rates. See Note 14 of our Consolidated Financial Statements for further information about our hedging transactions and derivative instruments.

Assuming a 10% change relative to the currency of the hedge contracts, the fair value of the foreign currency instruments could be negatively impacted by approximately $26.5 million as of December 31, 2023. Due to the fact that these instruments are primarily entered into for hedging purposes, the gains or losses on the contracts would largely be offset by losses and gains on the underlying firm commitment or forecasted transaction. The gains and losses on the Company's net investment in the designated foreign operations driven by changes in foreign exchange rates would largely be offset by movements in the fair value of the cross currency swap contracts or foreign currency denominated debt.

Interest Rate Risk

Our interest expense is, in part, sensitive to the general level of interest rates. We manage our exposure to interest rate risk through our mix of floating rate and fixed rate debt. From time to time, we enter into interest rate swap agreements to manage our exposure to interest rate fluctuations. See Notes 11 and 14 of our Consolidated Financial Statements for additional information.

Based on our floating rate debt and our accounts receivable sales facilities outstanding at December 31, 2023, a 10% increase in interest rates, would have increased, collectively, "Interest expense, net" and "Other expense, net" for the year ended December 31, 2023, by approximately $13.7 million.

Recent Accounting Pronouncements

See Note 1 of our Consolidated Financial Statements for information regarding recent accounting pronouncements and their impact to our consolidated results of operations and financial position.

Critical Accounting Estimates

We prepare our Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles. In the preparation of these financial statements, we make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting policies followed in the preparation of the financial statements are detailed in Note 1 of our Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data." We believe that our application of the policies discussed below involves significant levels of judgment, estimates and complexity.

Due to the levels of judgment, complexity and period of time over which many of these items are resolved, actual results could differ from those estimated at the time of preparation of the financial statements. Adjustments to these estimates would impact our financial position and future results of operations.

Discount and Sales Incentive Allowances

We provide various volume bonus and sales incentive programs with respect to our products. These sales incentive programs include reductions in invoice prices, reductions in retail financing rates, dealer commissions and dealer incentive allowances. In most cases, incentive programs are established and communicated to our dealers on a quarterly basis. The incentives are paid either at the time of the cash settlement of the receivable (which is generally at the time of retail sale), at the time of retail financing, at the time of warranty registration, or at a subsequent time based on dealer purchase volumes. The incentive programs are product line specific and generally do not vary by dealer. The cost of sales incentives associated with dealer commissions and dealer incentive allowances is estimated based upon the terms of the programs and historical experience, is based on a percentage of the sales price, and estimates for sales incentives are made and recorded at the time of sale for expected incentive programs using the expected value method. These estimates are reassessed each reporting period and are revised in the event of subsequent modifications to incentive programs, as they are communicated to dealers. The related provisions and accruals are made on a product or product-line basis and are monitored for adequacy and revised at least quarterly in the event of subsequent modifications to the programs. Interest rate subsidy payments, which are a reduction in retail financing rates, are recorded in the same manner as dealer commissions and dealer incentive allowances. Volume discounts are estimated and recognized based on historical experience, and related reserves are monitored and adjusted based on actual dealer purchase volumes and the dealers' progress towards achieving specified cumulative target levels. Estimates of these incentives are based on the terms of the programs and historical experience. All incentive programs are recorded and presented as a reduction of revenue, due to the fact that we do not receive a distinct good or service in exchange for the consideration provided. In the United States and Canada, reserves for incentive programs related to accounts receivable not sold to our U.S. and Canadian finance joint ventures are recorded as "Accounts receivable allowances" within our Consolidated Balance Sheets due to the fact that the incentives are paid through a reduction of future cash settlement of the receivable. Globally, reserves for incentive programs that will be paid in cash or credit memos, as is the case with most of our volume discount programs, as well as sales incentives associated with accounts receivable sold to our finance joint ventures, are recorded within "Accrued expenses" within our Consolidated Balance Sheets.

At December 31, 2023, we had recorded an allowance for discounts and sales incentives of approximately $1,008.3 million that will be paid either through a reduction of future cash settlements of receivables and through credit memos to our dealers or through reductions in retail financing rates paid to our finance joint ventures. If we were to allow an additional 1% of sales incentives and discounts at the time of retail sale for those sales subject to such discount programs, our reserve would increase by approximately $41.5 million as of December 31, 2023. Conversely, if we were to decrease our sales incentives and discounts by 1% at the time of retail sale, our reserve would decrease by approximately $41.5 million as of December 31, 2023.

Deferred Income Taxes and Uncertain Income Tax Positions

We recorded an income tax provision of $230.4 million in 2023 compared to $296.6 million in 2022 and $108.4 million in 2021. Our tax provision and effective tax rate are impacted by the differing tax rates of the various tax jurisdictions in which we operate, permanent differences for items treated differently for financial accounting and income tax purposes, losses in jurisdictions where no income tax benefit is recorded and provisions for unrecognized income tax benefits related to uncertain tax positions. The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Future changes in applicable laws, projected levels of taxable income, and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. We believe that we have adequately provided for any reasonably foreseeable resolution of these matters.

At December 31, 2023 and 2022, we had gross deferred tax assets of $634.2 million and $301.2 million, respectively, including $42.1 million and $45.9 million, respectively, related to net operating loss carryforwards. We maintain a valuation allowance to reserve a portion of our net deferred tax assets in the U.S. and certain foreign jurisdictions. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets may not be realized. At December 31, 2023 and 2022, we had total valuation allowances as an offset to our gross deferred tax assets of $149.8 million and $47.3 million, respectively. These valuation allowances are held against deferred tax assets (including net operating loss carryforwards and certain other tax attributes) in the U.S and certain foreign jurisdictions. Realization of the remaining deferred tax assets as of December 31, 2023 depends on generating sufficient taxable income in future periods, net of reversing deferred tax liabilities. We believe it is more likely than not that the remaining net deferred tax assets should be able to be realized.

We recognize income tax benefits from uncertain tax positions only when there is a more than 50% likelihood that the tax positions will be sustained upon examination by the taxing authorities based on the technical merits of the positions. As of December 31, 2023 and 2022, we had approximately $351.2 million and $281.7 million, respectively, of gross unrecognized tax benefits, all of which would impact our effective tax rate if recognized. As of December 31, 2023 and 2022, we had approximately $9.9 million and $10.4 million, respectively, of current accrued taxes related to uncertain income tax positions connected with ongoing tax audits in various jurisdictions that we expect to settle or pay in the next 12 months. At December 31, 2023 and 2022, the Company had approximately $344.2 million and $274.1 million, respectively, of accrued taxes reflected in "Other noncurrent liabilities", and approximately $2.9 million and $2.8 million of deferred tax assets, respectively, related to uncertain tax positions that it expects to settle or pay beyond 12 months, reflected in "Deferred tax assets" in the Company's Consolidated Balance Sheets. We recognize interest and penalties related to uncertain income tax positions in income tax expense. As of December 31, 2023 and 2022, we had accrued interest and penalties related to unrecognized tax benefits of approximately $27.9 million and $25.8 million, respectively. See Note 19 of our Consolidated Financial Statements for further discussion of our uncertain income tax positions.

Pensions

We sponsor defined benefit pension plans covering certain employees, principally in the United Kingdom, the United States, Germany, Switzerland, Finland, France, Norway and Argentina. Our primary plans cover certain employees in the United States and the United Kingdom.

In the United States, we sponsor a funded, qualified defined benefit pension plan for our salaried employees, as well as a separate funded qualified defined benefit pension plan for our hourly employees. Both plans are closed to new entrants and frozen, and we fund at least the minimum contributions required under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code to both plans. Additionally, as of December 31, 2023, we amended and merged the defined benefit plans for our hourly and salaried employees into one plan (the "Plan") and subsequently terminated the Plan effective December 31, 2023, subject to the approval by the Pension Benefit Guaranty Corporation (the "PBGC"). Following the approval of the Plan's termination by the PBGC, the benefits of all participants and beneficiaries will be satisfied in full through cash distributions to participants, payment to the PBGC, or the purchase of annuities under a group annuity contract. In addition, we maintain an unfunded, nonqualified defined benefit pension plan for certain senior executives, which is our Executive Nonqualified Pension Plan ("ENPP"). The ENPP also is closed to new entrants, and, during 2021, we amended the ENPP to freeze future benefit accruals as of December 31, 2024 and to eliminate a lifetime annuity feature for participants reaching age 65 subsequent to December 31, 2022.

In the United Kingdom, we sponsor a funded defined benefit pension plan that provides an annuity benefit based on participants' final average earnings and service. Participation in this plan is limited to certain older, longer service employees and existing retirees. This plan is closed to new participants.

See Note 20 of our Consolidated Financial Statements for additional information regarding costs and assumptions for employee retirement benefits.

Nature of Estimates Required. The measurement date for all of our benefit plans is December 31. The measurement of our pension obligations, costs and liabilities is dependent on a variety of assumptions provided by management and used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

Assumptions and Approach Used. The assumptions used in developing the required estimates include, but are not limited to, the following key factors:

- Discount rates
- Salary growth
- Retirement rates and ages

- Inflation
- Expected return on plan assets
- Mortality rates

For the years ended December 31, 2023 and 2022, we used a globally consistent methodology to set the discount rate in the countries where our largest benefit obligations exist. In the United States, the United Kingdom and the Euro Zone, we constructed a hypothetical bond portfolio of high-quality corporate bonds and then applied the cash flows of our benefit plans to those bond yields to derive a discount rate. The bond portfolio and plan-specific cash flows vary by country, but the methodology in which the portfolio is constructed is consistent. In the United States, the bond portfolio is large enough to result in taking a "settlement approach" to derive the discount rate, in which high-quality corporate bonds are assumed to be purchased and the resulting coupon payments and maturities are used to satisfy our U.S. pension plans' projected benefit payments. Historically, the settlement approach was used for both the hourly and salaried plans and the ENPP. As a result of the termination of the Plan in 2023, we changed the discount rate methodology to align with the expected termination liability of the Plan more closely. The discount rate was derived using a "yield curve approach" as described below. The settlement approach used for the ENPP has not changed. In the United Kingdom and the Euro Zone, the discount rate is derived using a "yield curve approach," in which an individual spot rate, or zero coupon bond yield, for each future annual period is developed to discount each future benefit payment and, thereby, determine the present value of all future payments. We use a spot yield curve to determine the discount rate applicable in the United Kingdom to measure the U.K. pension plan's service cost and interest cost. Under the settlement and yield curve approaches, the discount rate is set to equal the single discount rate that produces the same present value of all future payments.

The other key assumptions and methods were set as follows:

- Our inflation assumption is based on an evaluation of external market indicators.
- The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation.
- The expected return on plan asset assumptions reflects asset allocations, investment strategy, historical experience and the views of investment managers, and reflects a projection of the expected arithmetic returns over ten years.
- Determination of retirement rates and ages as well as termination rates, based on actual plan experience, actuarial standards of practice and the manner in which our defined benefit plans are being administered.
- The mortality rates for the U.K. defined benefit pension plan were updated during 2023 to reflect the latest expected improvements in the life expectancy of the plan participants. The mortality rates for the U.S. defined benefit pension plans were unchanged from 2022, which reflected the Society of Actuaries' most recent findings on the topic of mortality.
- The fair value of assets used to determine the expected return on assets does not reflect any delayed recognition of asset gains and losses.

The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such periods.

Our U.S. and U.K. defined benefit pension plans, including our ENPP, comprised approximately 83% of our consolidated projected benefit obligation as of December 31, 2023. The effects of a 25 basis point change in certain actuarial assumptions on the 2023 net annual pension and ENPP costs and related benefit obligations as of December 31, 2023 would be as follows:

| | Year-end Benefit Obligation | | 2024 Net Annual Pension Cost | |
	25 basis point increase	25 basis point decrease	25 basis point increase	25 basis point decrease
Discount rate:				
U.S. qualified defined benefit pension plans and ENPP	$ (2.6)	$ 2.7	$ 0.1	$ (0.1)
U.K. defined benefit pension plans	(11.9)	12.4	(0.3)	0.2

| | 2024 Net Annual Pension Cost | |
	25 basis point increase	25 basis point decrease
Long-term rate of return on plan assets:		
U.S. qualified defined benefit pension plans and ENPP	$ (0.1)	$ 0.1
U.K. defined benefit pension plans	(1.2)	1.2

Unrecognized actuarial net losses related to our defined benefit pension plans and ENPP were $280.2 million as of December 31, 2023 compared to $270.0 million as of December 31, 2022. The increase in unrecognized net actuarial losses between years primarily resulted from lower discount rates at December 31, 2023 compared to December 31, 2022. The unrecognized net actuarial losses will be impacted in future periods by actual asset returns, discount rate changes, currency exchange rate fluctuations, actual demographic experience and certain other factors. For some of our defined benefit pension plans, these losses, to the extent they exceed 10% of the greater of the plan's liabilities or the fair value of assets ("the gain/loss corridor"), will be amortized on a straight-line basis over the periods discussed as follows. For our U.S. salaried, U.S. hourly and U.K. defined benefit pension plans, the population covered is predominantly inactive participants, and losses related to those plans, to the extent they exceed the gain/loss corridor, will be amortized over the average remaining lives of those participants while covered by the respective plan. For our ENPP, the population is predominantly active participants, and losses related to the plan will be amortized over the average future working lifetime of the active participants expected to receive benefits. As of December 31, 2023, the average amortization periods were as follows:

	ENPP	U.S. Plans	U.K. Plan
Average amortization period of losses related to defined benefit pension plans	6 years	13 years	18 years

Unrecognized prior service cost related to our defined benefit pension plans was $31.4 million as of December 31, 2023 compared to $32.5 million as of December 31, 2022.

As of December 31, 2023, our unfunded or underfunded obligations related to our defined benefit pension plans and ENPP were approximately $75.0 million, primarily related to our defined benefit pension plans in Europe and the United States. In 2023, we contributed approximately $35.1 million towards those obligations, and we expect to fund approximately $29.4 million in 2024. Future funding is dependent upon compliance with local laws and regulations and changes to those laws and regulations in the future, as well as the generation of operating cash flows in the future. We currently have an agreement in place with the trustees of the U.K. defined benefit plan that obligates us to fund approximately £10.9 million per year (or approximately $13.9 million) towards that obligation through December 2024. The funding arrangement is based upon the current funded status and could change in the future as discount rates, local laws and regulations, and other factors change.

See Note 20 of our Consolidated Financial Statements for more information regarding the investment strategy and concentration of risk.

Goodwill, Other Intangible Assets and Long-Lived Assets

Goodwill

We have significant goodwill on our balance sheet related to historical acquisitions and will add significant additional goodwill in connection with the planned Trimble Ag joint venture. We test goodwill for impairment, at the reporting unit level, annually as of October 1st or more frequently when events or circumstances indicate that the fair value of a reporting unit is more likely than not less than its carrying value. A reporting unit is an operating segment or one level below an operating segment, for example, a component. We combine and aggregate two or more components of an operating segment as a single reporting unit if the components have similar economic characteristics. Our reportable segments are not our reporting units.

Goodwill is evaluated for impairment using a qualitative assessment or a quantitative assessment. If we elect to perform a qualitative assessment and determine the fair value of our reporting units more likely than not exceeds their carrying value of net assets, no further evaluation is necessary. For reporting units where we perform a quantitative assessment, we compare the fair value of each reporting unit to its respective carrying value of net assets, including goodwill. If the fair value of the reporting unit exceeds its carrying value of net assets, the goodwill is not considered impaired. If the carrying value of net assets is higher than the fair value of the reporting unit, an impairment charge is recorded in the amount by which the carrying value exceeds the reporting unit's fair value.

For the quantitative impairment assessment, we utilize a combination of valuation techniques. We use a discounted cash flow model (income approach) whereby the present value of future expected operating net cash flows are calculated using a discount rate; and a guideline public company method (market approach), whereby EBITDA and/or revenue multiples are derived from the market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market. These valuation techniques are equally weighted in determining the fair value of the reporting unit.

We make various assumptions, including assumptions regarding future cash flows, growth rates, discount rates, and market multiples in our assessment of the impairment of goodwill. The assumptions about future cash flows and growth rates are based on the current and long-term business plans of the reporting unit and country specific agricultural industry and economic growth projections. Future cash flows and growth rates are dependent upon the agricultural industry and other factors that could adversely affect the agricultural industry, including but not limited to, declines in the general economy, increases in farm input costs, weather conditions, lower commodity and protein prices and changes in the availability of credit. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the reporting unit. These assumptions require significant judgments on our part, and the conclusions that we reach could vary significantly based on these judgments.

Our annual impairment tests completed as of October 1, 2023 indicated the fair value of each reporting unit was substantially above its respective carrying value except the Grain & Protein production systems EME reporting unit (G&P EME) which is part of the EME segment, the Grain & Protein North America reporting unit (G&P North America) which is part of the North America segment and the Grain & Protein production systems APA reporting unit (G&P APA) which is part of the APA segment. The results of these impairment tests indicated that the fair values in excess of the carrying value of our G&P EME, G&P North America and G&P APA reporting units were approximately 4%, 12% and 10%, respectively. The most critical assumptions used in the calculation of the fair value of the G&P EME, North America and APA reporting units are projected revenue, projected gross margin, and discount rate used in the discounted cash flow model as well as the selection of peer companies and respective trading multiples used in the guideline public company method. Demand for G&P products is highly cyclical and impacted by commodity prices. Differences in our expectations of demand and commodity prices could have a negative impact on our valuation. Additionally, inability to generate future improvement in revenues and / or operating margins could have a negative impact on our valuation.

If we had changed the assumptions used to estimate the fair value of our G&P EME, North America and APA reporting units, as of the 2023 annual impairment test for each of these reporting units, these isolated changes, which are reasonably possible to occur, would have resulted in changes in the fair value in excess of the carrying value of these reporting units. The resulting "cushion levels" would have been as follows:

| | 2023 Goodwill Balance (in millions) | Amount (%) Fair Value exceeds carrying value assuming a 50-Basis-Point Decrease | | |
		Revenue Growth	Gross Margin	Discount Rate
G&P EME	$ 60.8	3 %	3 %	1 %
G&P North America	524.1	11 %	9 %	8 %
G&P APA	109.7	9 %	7 %	7 %

As of December 31, 2023, we had approximately $1,333.4 million of goodwill. While our annual impairment testing in 2023 supported the carrying amount of this goodwill, we may be required to re-evaluate the carrying amount in future periods, thus utilizing different assumptions that reflect the then current market conditions and expectations, and, therefore, we could conclude that an impairment has occurred.

We are currently conducting a strategic review of our G&P business. In future periods, we may test market the business and determine whether to pursue a potential sale. In conjunction with this process, we may secure new information related to the value of the business or one or more reporting units of the business which would need to be considered in assessing potential impairment of goodwill for these G&P reporting units.

Long-lived assets

We review our long-lived assets, which include intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation for recoverability is performed at a level where independent cash flows may be attributed to either an asset or asset group. If we determine that the carrying amount of an asset or asset group is not recoverable based on the expected undiscounted future cash flows of the asset or asset group, an impairment loss is recorded equal to the excess of the carrying amounts over the estimated fair value of the long-lived assets. Estimates of future cash flows are based on many factors, including current operating results, expected market trends and competitive influences. We also evaluate the amortization periods assigned to our long-lived assets to determine whether events or changes in circumstances warrant revised estimates of useful lives. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

Recoverable Indirect Taxes

Our Brazilian operations incur value added taxes ("VAT") on certain purchases of raw materials, components and services. These taxes are accumulated as tax credits and create assets that are reduced by the VAT collected from our sales in the Brazilian market. We regularly assess the recoverability of these tax credits, and establishes reserves when necessary against them through analyses that include, amongst others, the history of realization, the transfer of tax credits to third parties as authorized by the government, anticipated changes in the supply chain and the future expectation of tax debits from our ongoing operations. We believe that these tax credits, net of established reserves are realizable. Our assessment of realization of these tax assets involves significant judgments on our part, and the conclusions that we reach could vary significantly based upon these judgments. We recorded approximately $139.2 million and $143.9 million, of VAT tax credits, net of reserves of approximately $45.7 million and $49.3 million, respectively, as of December 31, 2023 and 2022.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk*

The Quantitative and Qualitative Disclosures about Market Risk information required by this Item set forth under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations - Foreign Currency Risk Management" and "Interest Rate Risk" under Item 7 of this Form 10-K are incorporated herein by reference.

Item 8.   *Financial Statements and Supplementary Data*

The following Consolidated Financial Statements of AGCO and its subsidiaries for each of the years in the three-year period ended December 31, 2023 are included in this Item:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AGCO Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AGCO Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the reserve and allowance for volume discount and sales incentive programs in certain geographic regions

As discussed in Note 1 to the consolidated financial statements, the Company provides various volume discount and sales incentive programs with respect to its products. As of December 31, 2023, the Company had accrued volume discounts and sales incentives of approximately $953.6 million and an allowance for sales incentive discounts of approximately $54.7 million. Sales incentive programs include reductions in invoice prices, reductions in retail financial rates, dealer commissions and dealer incentive allowances. Volume discounts and sales incentives are recorded at the time of sale as a reduction of revenue using the expected value method.

We identified the assessment of the reserve and allowance for volume discount and sales incentive programs in certain geographic regions as a critical audit matter. Auditor judgment was required to evaluate certain assumptions which had a higher degree of measurement uncertainty. Significant assumptions included estimated incentive rates, which were the estimated rates at which programs were applied to eligible products, and estimated achievement by dealers of specified cumulative targeted purchase levels.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's reserve and allowance for volume discount and sales incentive process, including controls related to the development of the significant assumptions. For certain volume discount and sales incentive programs, we compared the program details to dealer communications and the significant assumptions to historical results for similar programs. We assessed the Company's historical ability to estimate significant assumptions by comparing the prior year estimated amounts to actual discounts and sales incentives realized by the customers. We evaluated the significant assumptions by comparing them to actual results, including the results of transactions occurring after year-end.

Assessment of gross unrecognized income tax benefits in certain jurisdictions

As discussed in Note 19 to the consolidated financial statements, the Company has recorded a liability for gross unrecognized income tax benefits of approximately $351.2 million as of December 31, 2023. The Company recognizes income tax benefits from uncertain tax positions only when there is a more than 50% likelihood that the tax positions will be sustained upon examination by the taxing authorities based on the technical merits of the positions.

We identified the assessment of gross unrecognized income tax benefits in certain jurisdictions as a critical audit matter. Complex auditor judgment and specialized skills were required in evaluating the Company's interpretation and application of tax laws and the estimate of the amount of tax benefits expected to be realized.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's gross unrecognized income tax benefit process. This included controls related to the Company's consideration of information that could affect the recognition or measurement of income tax benefits from uncertain tax positions and the interpretation and application of tax laws. We involved tax professionals with specialized skills and knowledge, who assisted in:

- inspecting correspondence and assessments from the taxing authorities
- evaluating the Company's interpretation and application of tax laws
- developing an expectation of the Company's tax positions and comparing the results to the Company's assessment

Assessment of goodwill impairment for certain reporting units

As discussed in Note 1 to the consolidated financial statements, the Company evaluates goodwill for impairment annually as of October 1 and when events or circumstances indicate that fair value of a reporting unit may be below its carrying value. As of December 31, 2023, the Company has $1,333.4 million of goodwill. The Company performs its goodwill impairment analyses using either a qualitative or a quantitative assessment. The fair values of the reporting units are determined based on a combination of valuation techniques, including an income approach and guideline public company method. Based on the Company's analysis, the Company determined that the fair value of certain reporting units were in excess of the carrying value and therefore did not record any goodwill impairment for these reporting units.

We identified the assessment of goodwill impairment for certain reporting units as a critical audit matter because a high degree of subjective auditor judgment was required to evaluate the fair value of the reporting units. The fair value models used the following significant assumptions for which there was limited observable market information: forecasted revenue growth, forecasted gross margin, and discount rate. The determined fair value was sensitive to changes in these significant assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's goodwill impairment process, including controls over the significant assumptions. We compared the Company's forecasted revenue growth and gross margin used in the valuation model against underlying business strategies and growth plans. We compared the Company's historical revenue and gross margin forecasts to actual results to assess the Company's ability to forecast. In addition, we involved valuation professionals with specialized skills and knowledge who assisted in:

- comparing the Company's discount rate inputs to publicly available information for comparable entities to test the selected discount rate

- performing sensitivity analyses over the significant assumptions to assess the impact on the Company's fair value determination
- recomputing the estimate of fair value for the reporting units using the Company's significant assumptions and comparing the result to the Company's fair value estimate

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Atlanta, Georgia
February 27, 2024

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net sales	$ 14,412.4	$ 12,651.4	$ 11,138.3
Cost of goods sold	10,635.0	9,650.1	8,566.0
Gross profit	3,777.4	3,001.3	2,572.3
Operating expenses:			
Selling, general and administrative expenses	1,454.5	1,189.5	1,088.7
Engineering expenses	548.8	444.2	405.8
Amortization of intangibles	57.7	60.1	61.1
Impairment charges	4.1	36.0	—
Restructuring expenses	11.9	6.1	15.3
Income from operations	1,700.4	1,265.4	1,001.4
Interest expense, net	4.6	13.0	6.7
Other expense, net	362.3	145.2	50.4
Income before income taxes and equity in net earnings of affiliates	1,333.5	1,107.2	944.3
Income tax provision	230.4	296.6	108.4
Income before equity in net earnings of affiliates	1,103.1	810.6	835.9
Equity in net earnings of affiliates	68.2	64.1	65.6
Net income	1,171.3	874.7	901.5
Net loss (income) attributable to noncontrolling interests	0.1	14.9	(4.5)
Net income attributable to AGCO Corporation and subsidiaries	$ 1,171.4	$ 889.6	$ 897.0
Net income per common share attributable to AGCO Corporation and subsidiaries:			
Basic	$ 15.66	$ 11.92	$ 11.93
Diluted	$ 15.63	$ 11.87	$ 11.85
Cash dividends declared and paid per common share	$ 6.10	$ 5.40	$ 4.74
Weighted average number of common and common equivalent shares outstanding:			
Basic	74.8	74.6	75.2
Diluted	74.9	74.9	75.7

See accompanying notes to Consolidated Financial Statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 1,171.3	$ 874.7	$ 901.5
Other comprehensive income (loss), net of reclassification adjustments:			
Defined benefit pension plans, net of taxes:			
Prior service (cost) credit arising during the year	—	(19.1)	10.0
Net loss (gain) recognized due to settlement	0.4	(0.4)	0.1
Net loss recognized due to curtailment	—	—	6.3
Net actuarial (loss) gain arising during the year	(16.1)	12.3	53.6
Amortization of prior service cost included in net periodic pension cost	1.3	—	0.6
Amortization of net actuarial losses included in net periodic pension cost	7.0	6.4	12.3
Derivative adjustments:			
Net changes in fair value of derivatives	(8.9)	(14.6)	5.1
Net losses (gains) reclassified from accumulated other comprehensive loss into income	9.0	14.1	(3.0)
Foreign currency translation adjustments	102.3	(30.0)	(45.5)
Other comprehensive income (loss), net of reclassification adjustments	95.0	(31.3)	39.5
Comprehensive income	1,266.3	843.4	941.0
Comprehensive loss (income) attributable to noncontrolling interests	0.1	14.0	(4.1)
Comprehensive income attributable to AGCO Corporation and subsidiaries	$ 1,266.4	$ 857.4	$ 936.9

See accompanying notes to Consolidated Financial Statements.

AGCO CORPORATION

CONSOLIDATED BALANCE SHEETS
(in millions, except share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 595.5	$ 789.5
Accounts and notes receivable, net	1,605.3	1,221.3
Inventories, net	3,440.7	3,189.7
Other current assets	699.3	538.8
Total current assets	6,340.8	5,739.3
Property, plant and equipment, net	1,920.9	1,591.2
Right-of-use lease assets	176.2	163.9
Investments in affiliates	512.7	436.9
Deferred tax assets	481.6	228.5
Other assets	346.8	268.7
Intangible assets, net	308.8	364.4
Goodwill	1,333.4	1,310.8
Total assets	$ 11,421.2	$ 10,103.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Borrowings due within one year	$ 15.0	$ 196.0
Accounts payable	1,207.3	1,385.3
Accrued expenses	2,903.8	2,271.3
Other current liabilities	217.5	235.4
Total current liabilities	4,343.6	4,088.0
Long-term debt, less current portion and debt issuance costs	1,377.2	1,264.8
Operating lease liabilities	134.4	125.4
Pensions and postretirement health care benefits	170.5	158.0
Deferred tax liabilities	122.6	112.0
Other noncurrent liabilities	616.1	472.9
Total liabilities	6,764.4	6,221.1
Commitments and contingencies (Note 22)		
Stockholders' Equity:		
AGCO Corporation stockholders' equity:		
Preferred stock; $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding in 2023 and 2022	—	—
Common stock; $0.01 par value, 150,000,000 shares authorized, 74,517,973 and 74,600,815 shares issued and outstanding at December 31, 2023 and 2022, respectively	0.7	0.7
Additional paid-in capital	4.1	30.2
Retained earnings	6,360.0	5,654.6
Accumulated other comprehensive loss	(1,708.1)	(1,803.1)
Total AGCO Corporation stockholders' equity	4,656.7	3,882.4
Noncontrolling interests	0.1	0.2
Total stockholders' equity	4,656.8	3,882.6
Total liabilities and stockholders' equity	$ 11,421.2	$ 10,103.7

See accompanying notes to Consolidated Financial Statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions, except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss				Noncontrolling Interests	Total Stockholders' Equity
					Defined Benefit Pension Plans	Cumulative Translation Adjustment	Deferred Gains (Losses) on Derivatives	Accumulated Other Comprehensive Loss		
	Shares	Amount								
Balance, December 31, 2020	74,962,231	$ 0.8	$ 30.9	$ 4,759.1	$ (313.3)	$ (1,495.0)	$ (2.5)	$ (1,810.8)	$ 38.0	$ 3,018.0
Net income (loss)	—	—	—	$ 897.0	—	—	—	—	4.5	901.5
Payment of dividends to shareholders	—	—	—	$ (358.5)	—	—	—	—	—	(358.5)
Issuance of non-employee director restricted stock	8,912	—	1.3	$ —	—	—	—	—	—	1.3
Issuance of stock awards	362,034	—	(29.5)	$ —	—	—	—	—	—	(29.5)
SSARs exercised	60,339	—	(5.4)	$ —	—	—	—	—	—	(5.4)
Stock compensation	—	—	26.1	$ —	—	—	—	—	—	26.1
Distribution to noncontrolling interest	—	—	—	$ —	—	—	—	—	(3.6)	(3.6)
Sale of noncontrolling interests	—	—	—	$ —	—	—	—	—	(10.6)	(10.6)
Purchases and retirement of common stock	(952,204)	(0.1)	(19.5)	$ (115.4)	—	—	—	—	—	(135.0)
Defined benefit pension plans, net of taxes:										
Prior service (cost) credit arising during year	—	—	—	$ —	10.0	—	—	10.0	—	10.0
Net (gain) loss recognized due to settlement	—	—	—	$ —	0.1	—	—	0.1	—	0.1
Net gain recognized due to curtailment	—	—	—	$ —	6.3	—	—	6.3	—	6.3
Net actuarial gain (loss) arising during year	—	—	—	$ —	53.6	—	—	53.6	—	53.6
Amortization of prior service cost (credit) included in net periodic pension cost	—	—	—	$ —	0.6	—	—	0.6	—	0.6
Amortization of net actuarial losses included in net periodic pension cost	—	—	—	$ —	12.3	—	—	12.3	—	12.3
Deferred gains and losses on derivatives, net	—	—	—	$ —	—	—	2.1	2.1	—	2.1
Change in cumulative translation adjustment	—	—	—	$ —	—	(45.1)	—	(45.1)	(0.4)	(45.5)
Balance, December 31, 2021	74,441,312	0.7	3.9	$ 5,182.2	(230.4)	(1,540.1)	(0.4)	(1,770.9)	27.9	3,443.8
Net income	—	—	—	889.6	—	—	—	—	(14.9)	874.7
Payment of dividends to shareholders	—	—	—	(404.3)	—	—	—	—	—	(404.3)
Issuance of non-employee director restricted stock	10,301	—	1.5	—	—	—	—	—	—	1.5
Issuance of stock awards	250,719	—	(6.5)	(12.9)	—	—	—	—	—	(19.4)
SSARs exercised	12,307	—	(1.2)	—	—	—	—	—	—	(1.2)
Stock compensation	—	—	32.5	—	—	—	—	—	—	32.5
Distribution to noncontrolling interest	—	—	—	—	—	—	—	—	(13.8)	(13.8)
Investment by noncontrolling interests	—	—	—	—	—	—	—	—	0.1	0.1
Purchases and retirement of common stock	(113,824)	—	—	—	—	—	—	—	—	—
Defined benefit pension plans, net of taxes:										
Prior service (cost) credit arising during year	—	—	—	—	(19.1)	—	—	(19.1)	—	(19.1)
Net (gain) loss recognized due to settlement	—	—	—	—	(0.4)	—	—	(0.4)	—	(0.4)
Net actuarial gain (loss) arising during year	—	—	—	—	12.3	—	—	12.3	—	12.3
Amortization of net actuarial losses included in net periodic pension cost	—	—	—	—	6.4	—	—	6.4	—	6.4
Deferred gains and losses on derivatives, net	—	—	—	—	—	—	(0.5)	(0.5)	—	(0.5)
Change in cumulative translation adjustment	—	—	—	—	—	(30.9)	—	(30.9)	0.9	(30.0)
Balance, December 31, 2022	74,600,815	0.7	30.2	5,654.6	(231.2)	(1,571.0)	(0.9)	(1,803.1)	0.2	3,882.6
Net income (loss)	—	—	—	1,171.4	—	—	—	—	(0.1)	1,171.3
Adoption of ASU 2016-13 by finance joint ventures	—	—	—	(5.5)	—	—	—	—	—	(5.5)
Payment of dividends to shareholders	—	—	—	(457.4)	—	—	—	—	—	(457.4)
Issuance of non-employee director restricted stock	10,524	—	1.5	—	—	—	—	—	—	1.5
Issuance of stock awards	256,709	—	(20.5)	—	—	—	—	—	—	(20.5)
SSARs exercised	21,594	—	(2.1)	—	—	—	—	—	—	(2.1)
Stock compensation	—	—	44.9	—	—	—	—	—	—	44.9
Purchases and retirement of common stock	(371,669)	—	(49.9)	(3.1)	—	—	—	—	—	(53.0)
Defined benefit pension plans, net of taxes:										
Net (gain) loss recognized due to settlement	—	—	—	—	0.4	—	—	0.4	—	0.4
Net actuarial gain (loss) arising during year	—	—	—	—	(16.1)	—	—	(16.1)	—	(16.1)
Amortization of prior service cost (credit) included in net periodic pension cost	—	—	—	—	1.3	—	—	1.3	—	1.3
Amortization of net actuarial losses included in net periodic pension cost	—	—	—	—	7.0	—	—	7.0	—	7.0
Deferred gains and losses on derivatives, net	—	—	—	—	—	—	0.1	0.1	—	0.1
Change in cumulative translation adjustment	—	—	—	—	—	102.3	—	102.3	—	102.3
Balance, December 31, 2023	74,517,973	$ 0.7	$ 4.1	$ 6,360.0	$ (238.6)	$ (1,468.7)	$ (0.8)	$ (1,708.1)	$ 0.1	$ 4,656.8

See accompanying notes to Consolidated Financial Statements.

AGCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 1,171.3	$ 874.7	$ 901.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	230.4	209.5	220.7
Impairment charges	4.1	36.0	—
Amortization of intangibles	57.7	60.1	61.1
Stock compensation expense	46.4	34.0	27.4
Equity in net earnings of affiliates, net of cash received	(36.4)	(40.8)	(1.9)
Deferred income tax benefit	(264.4)	(58.0)	(117.9)
Other	6.7	16.2	20.5
Changes in operating assets and liabilities:			
Accounts and notes receivable, net	(443.8)	(306.1)	(207.7)
Inventories, net	(164.4)	(668.3)	(762.6)
Other current and noncurrent assets	(243.0)	20.1	(268.0)
Accounts payable	(191.6)	322.1	292.2
Accrued expenses	566.5	282.7	241.2
Other current and noncurrent liabilities	363.6	56.0	253.7
Total adjustments	(68.2)	(36.5)	(241.3)
Net cash provided by operating activities	1,103.1	838.2	660.2
Cash flows from investing activities:			
Purchases of property, plant and equipment	(518.1)	(388.3)	(269.8)
Proceeds from sale of property, plant and equipment	11.8	2.6	6.3
Purchase of businesses, net of cash acquired	(9.8)	(111.3)	(22.6)
Sale of, distributions from (investments in) unconsolidated affiliates, net	(21.6)	4.0	13.1
Other	(8.0)	(3.8)	(15.4)
Net cash used in investing activities	(545.7)	(496.8)	(288.4)
Cash flows from financing activities:			
Proceeds from indebtedness	329.8	410.5	2,497.6
Repayments of indebtedness	(458.6)	(377.5)	(2,501.4)
Purchases and retirement of common stock	(53.0)	—	(135.0)
Payment of dividends to stockholders	(457.4)	(404.3)	(358.5)
Payment of minimum tax withholdings on stock compensation	(21.6)	(20.6)	(34.9)
Payment of debt issuance costs	(10.9)	(3.6)	(3.8)
Distributions to noncontrolling interests, net	—	(11.5)	(3.5)
Net cash used in financing activities	(671.7)	(407.0)	(539.5)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(79.7)	(34.0)	(62.3)
Decrease in cash, cash equivalents and restricted cash	(194.0)	(99.6)	(230.0)
Cash, cash equivalents and restricted cash, beginning of year	789.5	889.1	1,119.1
Cash, cash equivalents and restricted cash, end of year	$ 595.5	$ 789.5	$ 889.1

See accompanying notes to Consolidated Financial Statements.

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

AGCO Corporation and subsidiaries ("AGCO" or the "Company") is a global leader in the design, manufacture and distribution of agricultural machinery and precision agriculture technology. The Company sells a full range of agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment, seeding and tillage equipment, implements, and grain storage and protein production systems. The Company's products are widely recognized in the agricultural equipment industry and are marketed under a number of well-known brand names including Fendt®, GSI®, Massey Ferguson®, Precision Planting® and Valtra®, supported by our FUSE® precision agriculture solutions. The Company distributes most of its products through a combination of approximately 3,100 independent dealers and distributors. The Company also utilizes associates and licensees to provide a distribution channel for its products. In addition, the Company provides retail financing through its finance joint ventures with Coöperatieve Rabobank U.A., or "Rabobank."

On September 28, 2023, the Company entered into a Sale and Contribution Agreement with Trimble Inc. ("Trimble") to form a joint venture ("Trimble Ag joint venture") (i) to which Trimble will contribute its agricultural business (other than certain Global Navigation Satellite System and guidance technologies) and AGCO will contribute JCA Technologies, and (ii) AGCO will acquire an 85% interest in the joint venture for cash consideration of $2.0 billion. The Trimble Ag joint venture will be the exclusive provider of Trimble's comprehensive technology offering, supporting the future development and distribution of next-generation agriculture technologies. The Company expects the transaction to close during the first half of 2024. The closing is subject to customary conditions, including compliance with antitrust and similar laws. See Note 2 for further information.

Basis of Presentation and Consolidation

The Company's Consolidated Financial Statements represent the consolidation of all wholly-owned companies, majority-owned companies and joint ventures in which the Company has been determined to be the primary beneficiary. The Company consolidates a variable interest entity ("VIE") if the Company determines it is the primary beneficiary. The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that potentially could be significant to the VIE. The Company also consolidates all entities that are not considered VIEs if it is determined that the Company has a controlling voting interest to direct the activities that most significantly impact the joint venture or entity. The Company records investments in all other affiliate companies using the equity method of accounting when it has significant influence. Other investments, including those representing an ownership interest of less than 20%, are recorded at cost. All significant intercompany balances and transactions have been eliminated in the Consolidated Financial Statements.

Certain prior-period amounts have been reclassified in the accompanying Consolidated Financial Statements and Notes thereto in order to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates made by management primarily relate to accounts and notes receivable, inventories, deferred income tax valuation allowances, uncertain tax positions, goodwill and other identifiable intangible assets, and certain accrued liabilities, principally relating to reserves for volume discounts and sales incentives, warranty obligations, product liability and workers' compensation obligations, recoverable indirect taxes and pensions and postretirement benefits.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are translated into United States currency in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters." Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive loss" in stockholders' equity within the Company's Consolidated Balance Sheets. Gains and losses, which result from foreign currency transactions, are included in the accompanying Consolidated Statements of Operations.

The Company has a wholly-owned subsidiary in Turkey that distributes agricultural equipment and replacement parts. On the basis of available data related to inflation indices and as a result of the devaluation of the Turkish lira relative to the United States dollar, the Turkish economy was determined to be highly inflationary during 2022. A highly inflationary economy is one where the cumulative inflation rate for the three years preceding the beginning of the reporting period, including interim reporting periods, is in excess of 100 percent. For subsidiaries operating in highly inflationary economies, the United States dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reported in "Other expense, net" within the Company's Consolidated Statements of Operations. For the year ended December 31, 2023, the Company's wholly-owned subsidiary in Turkey had net sales of approximately $394.6 million and total assets of approximately 4.5 billion Turkish lira (or approximately $152.4 million). The monetary assets and liabilities denominated in the Turkish lira were approximately 4.2 billion Turkish lira (or approximately $142.7 million) and approximately 3.4 billion Turkish lira (or approximately $116.3 million), respectively, as of December 31, 2023. The monetary assets and liabilities were remeasured into United States dollar based on exchange rates as of December 31, 2023.

The Company is subject to the risk of the imposition of limitations by governments on international transfers of funds. In recent years, the Argentine government has substantially limited the ability of companies to transfer funds out of Argentina. As a consequence of these limitations, the spread between the official government exchange rate and the exchange rates resulting implicitly from certain capital market operations, usually effected to obtain United States dollars, had broadened significantly. Argentina's economy was determined to be highly inflationary during 2018. In December 2023, the central bank of Argentina adjusted the official foreign currency exchange rate for the Argentine peso, significantly devaluing the currency relative to the United States dollar. The Company has a wholly-owned subsidiary in Argentina that assembles and distributes agricultural equipment and replacement parts. For the year ended December 31, 2023, the Company's wholly-owned subsidiary in Argentina had net sales of approximately $204.9 million and total assets of approximately 194.9 billion pesos (or approximately $233.9 million). The monetary assets of the Company's operations in Argentina denominated in pesos at the official government rate were approximately 68.3 billion pesos (or approximately $82.0 million), inclusive of approximately 27.7 billion pesos (or approximately $33.3 million) in cash and cash equivalents, as of December 31, 2023. The monetary liabilities of the Company's operations in Argentina denominated in pesos at the official government rate were approximately 12.4 billion pesos (or approximately $14.9 million) as of December 31, 2023. The monetary assets and liabilities were remeasured into United States dollars based on exchange rates as of December 31, 2023. The Company's finance joint venture in Argentina, AGCO Capital Argentina S.A. ("AGCO Capital") has net monetary assets denominated in pesos at the official government rate of approximately 11.0 billion (or approximately $13.2 million) as of December 31, 2023, of which a majority is cash and cash equivalents. All gains and losses resulting from AGCO Capital's remeasurement of its monetary assets and liabilities are reported in "Equity in net earnings of affiliates" within our Consolidated Statements of Operations.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents reported in the Consolidated Balance Sheets as of December 31, 2023, 2022 and 2021 and cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 are as follows (in millions):

	December 31, 2023	December 31, 2022	December 31, 2021
Cash[1]	$ 463.8	$ 656.7	$ 833.0
Cash equivalents[2]	131.2	130.8	49.2
Restricted cash[3]	0.5	2.0	6.9
Total	$ 595.5	$ 789.5	$ 889.1

_____

(1) Consisted primarily of cash on hand and bank deposits.
(2) Consisted primarily of money market deposits, certificates of deposits and overnight investments. The Company considers all investments with an original maturity of three months or less to be cash equivalents.
(3) Consisted primarily of cash in escrow or held as a guarantee.

Accounts and Notes Receivable

Accounts and notes receivable arise from the sale of equipment and replacement parts to independent dealers, distributors or other customers. In the United States and Canada, receivables arising from sales to dealers are immediately due upon a retail sale of the underlying equipment by the dealer with the exception of sales of grain storage and protein production systems as discussed further below. If not previously paid by the dealer in the United States and Canada, installment payments are required generally beginning after the interest-free period with the remaining outstanding equipment balance generally due within 12 months after shipment or delivery. These interest-free periods vary by product and generally range from one to 12 months. In limited circumstances, the Company provides sales terms, and in some cases, interest-free periods that are longer than 12 months for certain products. These are typically specified programs predominately in the United States and Canada, that allow for interest-free periods and due dates of up to 24 months for certain products depending on the year of the sale and the dealer or distributor's ordering or sales volume during the preceding year. Interest generally is charged at or above prime lending rates on the outstanding receivable balances after shipment or delivery and after interest-free periods. Sales terms of some highly seasonal products provide for payment and due dates based on a specified date during the year regardless of the shipment date. Equipment sold to dealers in the United States and Canada is paid in full on average within 12 months of shipment. Sales of replacement parts generally are payable within 30 days of shipment, with terms for some larger, seasonal stock orders generally requiring payment within six months of shipment. Under normal circumstances, equipment may not be returned. In certain regions, with respect to most equipment sales, including the United States and Canada, the Company is obligated to repurchase equipment and replacement parts upon cancellation of a dealer or distributor contract. These obligations are required by national, state or provincial laws and require the Company to repurchase a dealer or distributor's unsold inventory, including inventories for which the receivable already has been paid. Actual interest-free periods are shorter than described above because the equipment receivable from dealers or distributors in some countries, such as in the United States and Canada, is generally due immediately upon sale of the equipment to a retail customer as discussed above. Receivables can also be paid prior to terms specified in sales agreements. Under normal circumstances, interest is not forgiven and interest-free periods are not extended.

In other international markets, equipment sales generally are payable in full within 30 days to 180 days of shipment or delivery. Payment terms for some highly seasonal products have a specified due date during the year regardless of the shipment or delivery date. For sales in most markets outside of the United States and Canada, the Company generally does not charge interest on outstanding receivables due from its dealers and distributors. Sales of replacement parts generally are payable within 30 days to 90 days of shipment, with terms for some larger, seasonal stock orders generally payable within six months of shipment.

In certain markets, there is a time lag, which varies based on the timing and level of retail demand, between the date the Company records a sale and when the dealer sells the equipment to a retail customer.

Sales of grain storage and protein production systems both in the United States and in other countries generally are payable within 30 days of shipment. In certain countries, sales of such systems for which the Company is responsible for construction or installation may be contingent upon customer acceptance. Payment terms vary by market and product, with fixed payment schedules on all sales. When the Company is responsible for installation services, fixed payment schedules may include upfront deposits, progress payments and final payment upon customer acceptance.

The following summarizes by geographic region, as a percentage of the Company's consolidated net sales, amounts with maximum interest-free periods as presented below (in millions):

Year Ended December 31, 2023	North America		South America		Europe/ Middle East		Asia/ Pacific/Africa		Consolidated	
0 to 6 months	$	3,059.9	$	2,140.2	$	7,528.1	$	885.0	$13,613.2	94.5 %
7 to 12 months		689.3		93.2		12.4		—	794.9	5.5 %
13 to 24 months		3.5		0.8		—		—	4.3	— %
	$	3,752.7	$	2,234.2	$	7,540.5	$	885.0	$14,412.4	100.0 %

The Company has an agreement to permit transferring, on an ongoing basis, a majority of its wholesale interest-bearing and non-interest bearing accounts receivable in North America, Europe and Brazil to its U.S., Canadian, European and

Brazilian finance joint ventures. Qualified dealers may obtain additional financing through the Company's U.S., Canadian, European and Brazilian finance joint ventures at the joint ventures' discretion.

The Company provides various volume bonus and sales incentive programs with respect to its products. These sales incentive programs include reductions in invoice prices, reductions in retail financing rates, dealer commissions and dealer incentive allowances. In most cases, incentive programs are established and communicated to the Company's dealers on a quarterly basis. The incentives are paid either at the time of the cash settlement of the receivable (which is generally at the time of retail sale), at the time of retail financing, at the time of warranty registration, or at a subsequent time based on dealer purchase volumes. The incentive programs are product-line specific and generally do not vary by dealer. The cost of sales incentives associated with dealer commissions and dealer incentive allowances is estimated based upon the terms of the programs and historical experience, is based on a percentage of the sales price, and estimates for sales incentives are made and recorded at the time of sale for expected incentive programs using the expected value method. These estimates are reassessed each reporting period and are revised in the event of subsequent modifications to incentive programs, as they are communicated to dealers. The related provisions and accruals are made on a product or product-line basis and are monitored for adequacy and revised at least quarterly in the event of subsequent modifications to the programs. Interest rate subsidy payments, which are a reduction in retail finance rates, are recorded in the same manner as dealer commissions and dealer incentive allowances. Volume discounts are estimated and recognized based on historical experience, and related reserves are monitored and adjusted based on actual dealer purchase volumes and the dealer's progress towards achieving specified cumulative target levels. All incentive programs are recorded and presented as a reduction of revenue, due to the fact that the Company does not receive a distinct good or service in exchange for the consideration provided. In the United States and Canada, reserves for incentive programs related to accounts receivable not sold to Company's U.S. and Canadian finance joint ventures are recorded as "Accounts receivable allowances" within the Company's Consolidated Balance Sheets due to the fact that the incentives are paid through a reduction of future cash settlement of the receivable. Globally, reserves for incentive programs that will be paid in cash or credit memos, as is the case with most of the Company's volume discount programs, as well as sales with incentives associated with accounts receivable sold to its finance joint ventures, are recorded within "Accrued expenses" within the Company's Consolidated Balance Sheets.

Accounts and notes receivable are shown net of allowances for sales incentive discounts available to dealers and for credit losses. Cash flows related to the collection of receivables are reported within "Cash flows from operating activities" within the Company's Consolidated Statements of Cash Flows. Accounts and notes receivable allowances at December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
Sales incentive discounts	$ 54.7	$ 7.6
Allowance for credit losses	31.9	31.3
	$ 86.6	$ 38.9

The Company maintains allowances for estimated credit losses, which are developed at a market, country, and region level based on risk of collection as well as current and forecasted economic conditions. The Company calculates the allowance based on an assessment of the risk when the accounts receivable is recognized and records within "Selling, general and administrative expenses" in the Company's Statement of Operations. Write-offs are recorded at the time a customer receivable is deemed uncollectible.

			Additions			
Description	Balance at Beginning of Period	Acquired Businesses	Charged to Costs and Expenses	Write-offs	Foreign Currency Translation	Balance at End of Period
Year ended December 31, 2023						
Allowances for credit losses	$ 31.3	$ —	$ 4.2	$ (4.6)	$ 1.0	$ 31.9
Year ended December 31, 2022						
Allowances for credit losses	$ 32.6	$ 0.1	$ 3.3	$ (3.2)	$ (1.5)	$ 31.3
Year ended December 31, 2021						
Allowances for credit losses	$ 36.4	$ 0.2	$ 0.5	$ (2.8)	$ (1.7)	$ 32.6

In the United States and Canada, sales incentives can be paid through future cash settlements of receivables and through credit memos to Company's dealers or through reductions in retail financing rates paid to the Company's finance joint ventures. Outside of the United States and Canada, sales incentives can be paid through cash or credit memos to the Company's dealers or through reductions in retail financing rates paid to the Company's finance joint ventures. The Company transfers certain accounts receivable under its accounts receivable sales agreements with its finance joint ventures and other financial institutions (see Note 4). The Company records such transfers as sales of accounts receivable when it is considered to have surrendered control of such receivables under the provisions of ASU 2009-16, "Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets." Cash payments made to the Company's finance joint ventures for sales incentive discounts provided to dealers related to outstanding accounts receivables sold are recorded within "Accrued expenses."

Inventories

Inventories are valued at the lower of cost or net realizable value, using the first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of two to 40 years for buildings and improvements, three to 20 years for machinery and equipment and three to ten years for furniture and fixtures. Expenditures for maintenance and repairs are primarily charged to expense as incurred.

Goodwill, Other Intangible Assets and Long-Lived Assets

The Company tests goodwill for impairment, at the reporting unit level, annually as of October 1st or more frequently when events or circumstances indicate that the fair value of a reporting unit is more likely than not less than its carrying value. A reporting unit is an operating segment or one level below an operating segment, for example, a component. The Company combines and aggregates two or more components of an operating segment as a single reporting unit if the components have similar economic characteristics. The Company's reportable segments are not its reporting units.

Goodwill is evaluated for impairment using a qualitative assessment or a quantitative assessment. If the Company elects to perform a qualitative assessment and determines the fair value of its reporting units more likely than not exceeds their carrying value of net assets, no further evaluation is necessary. For reporting units where the Company performs a quantitative assessment, it compares the fair value of each reporting unit to its respective carrying value of net assets, including goodwill. If the fair value of the reporting unit exceeds its carrying value of net assets, the goodwill is not considered impaired. If the carrying value of net assets is higher than the fair value of the reporting unit, an impairment charge is recorded in the amount by which the carrying value exceeds the reporting unit's fair value.

For the quantitative impairment assessment, the Company utilizes a combination of valuation techniques. A discounted cash flow model (income approach) is used whereby the present value of future expected operating net cash flows are calculated using a discount rate; and a guideline public company method (market approach) is used, whereby EBITDA and/or revenue multiples are derived from the market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market. These valuation techniques are equally weighted in determining the fair value of the reporting unit.

The Company reviews its long-lived assets, which include intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation for recoverability is performed at a level where independent cash flows may be attributed to either an asset or asset group. If the Company determines that the carrying amount of an asset or asset group is not recoverable based on the expected undiscounted future cash flows of the asset or asset group, an impairment loss is recorded equal to the excess of the carrying amounts over the estimated fair value of the long-lived assets. Estimates of future cash flows are based on many factors, including current operating results, expected market trends and competitive influences. The Company also evaluates the amortization periods assigned to its intangible assets to determine whether events or changes in circumstances warrant revised estimates of useful lives. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

The results of our goodwill impairment analyses conducted as of October 1, 2023, 2022 and 2021 indicated that no impairment existed and no reduction in the carrying amount of goodwill was required. The Company's accumulated goodwill impairment is approximately $354.1 million related to impairment charges the Company recorded during 2019, 2012 and 2006 pertaining to its grain storage and protein production systems business in Europe/Middle East, its Chinese harvesting reporting unit and its former sprayer reporting unit, respectively. The Company's grain storage and protein production systems Europe/Middle East reporting unit operates within the Europe/Middle East geographical reportable segment. The Chinese harvesting business operates within the Asia/Pacific/Africa geographical reportable segment and the former sprayer reporting unit operated within the North American geographical reportable segment.

The Company amortizes certain acquired identifiable intangible assets primarily on a straight-line basis over their estimated useful lives, which range from four to 50 years. The acquired intangible assets have a weighted average useful life as follows:

Intangible Assets	Weighted-Average Useful Life
Patents and technology	10 years
Customer relationships	13 years
Trademarks and trade names	19 years
Land use rights	46 years

The Company has previously determined that two of its trademarks have an indefinite useful life. The Massey Ferguson trademark has been in existence since 1952 and was formed from the merger of Massey-Harris (established in the 1890's) and Ferguson (established in the 1930's). The Massey Ferguson brand is currently sold in approximately 110 countries worldwide, making it one of the most widely sold tractor brands in the world. The Company also has identified the Valtra trademark as an indefinite-lived asset. The Valtra trademark has been in existence since the late 1990's, but is a derivative of the Valmet trademark which has been in existence since 1951. The Valmet name transitioned to the Valtra name over a period of time in the marketplace. The Valtra brand is currently sold in approximately 60 countries around the world. Both the Massey Ferguson brand and the Valtra brand are primary product lines of the Company's business, and the Company plans to use these trademarks for an indefinite period of time. The Company plans to continue to make investments in product development to enhance the value of these brands into the future. There are no legal, regulatory, contractual, competitive, economic or other factors that the Company is aware of or that the Company believes would limit the useful lives of the trademarks. The Massey Ferguson and Valtra trademark registrations can be renewed at a nominal cost in the countries in which the Company operates.

Insurance Reserves

Under the Company's insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses primarily related to workers' compensation and comprehensive general liability, product and vehicle liability. Provisions for losses expected under these programs are recorded based on the Company's estimates of the aggregate liabilities for the claims incurred.

Revenue

The Company accounts for revenue recognition pursuant to ASU 2014-09, "Revenue from Contracts with Customers." Revenue is recognized when the Company satisfies the performance obligation by transferring control over goods or services to a dealer, distributor or other customer. The amount of revenue recognized is measured as the consideration the Company expects to receive in exchange for those goods or services pursuant to a contract with the customer. A contract exists once the Company receives and accepts a purchase order under a dealer sales agreement, or once the Company enters into a contract with an end user. The Company does not recognize revenue in cases where collectability is not probable, and defers the recognition until collection is probable or payment is received.

The Company generates revenue from the manufacture and distribution of agricultural equipment and replacement parts. Sales of equipment and replacement parts, which represent a majority of the Company's net sales, are recorded by the Company at the point in time when title and control have been transferred to an independent dealer, distributor or other customer. Title generally passes to the dealer or distributor upon shipment or specified delivery, and the risk of loss upon damage, theft or destruction of the equipment is the responsibility of the dealer, distributor or designated third-party carrier.

The Company believes control passes and the performance obligation is satisfied at the point of the stated shipping or delivery term with respect to such sales.

As previously discussed, the amount of consideration the Company receives and the revenue recognized varies with certain sales incentives the Company offers to dealers and distributors. Estimates for sales incentives are made at the time of sale for expected incentive programs using the expected value method. These estimates are revised in the event of subsequent modification to the incentive program. All incentive programs are recorded and presented as a reduction of revenue, due to the fact that the Company does not receive a distinct good or service in exchange for the consideration provided.

Dealers or distributors may not return equipment or replacement parts while their contract with the Company is in force, except for under established promotional and annual replacement parts return programs. At the time of sale, the Company estimates the amount of returns based on the terms of promotional and annual return programs and anticipated returns in the future.

Sales and other related taxes are excluded from the transaction price. Shipping and handling costs associated with freight activities after the customer has obtained control are accounted for as fulfillment costs and are expensed at the time revenue is recognized in "Cost of goods sold" and "Selling, general and administrative expenses" in the Company's Consolidated Statements of Operations.

As afforded under the practical expedient in ASU 2014-09, the Company does not adjust the amount of revenue to be recognized under a contract with a dealer, distributor or other customer for the time value of money when the difference between the receipt of payment and the recognition of revenue is less than one year.

Although substantially all revenue is recognized at a point in time, a relatively insignificant amount of installation revenue associated with the sale of grain storage and protein production systems is recognized on an "over time" basis as discussed below. The Company also recognizes revenue "over time" with respect to extended warranty and maintenance contracts and certain precision technology services. Generally, almost all of the grain storage and protein production systems contracts with customers that relate to "over time" revenue recognition have contract durations of less than 12 months. Extended warranty, maintenance services contracts and certain precision technology services generally have contract durations of more than 12 months.

Grain Storage and Protein Production Systems Installation Revenue. In certain countries, the Company sells grain storage and protein production systems where the Company is responsible for construction and installation, and the sale is contingent upon customer acceptance. Under these conditions, the revenues are recognized over the term of the contract when the Company can objectively determine control has been transferred to the customer in accordance with agreed-upon specifications in the contract. For these contracts, the Company may be entitled to receive an advance payment, which is recognized as a contract liability for the amount in excess of the revenue recognized. The Company uses the input method using costs incurred to date relative to total estimated costs at completion to measure the progress toward satisfaction of the performance obligation. Revenues are recorded proportionally as costs are incurred. Costs include labor, material and overhead. The estimation of the progress toward completion is subject to various assumptions. As part of the estimation process, the Company reviews the length of time to complete the performance obligation, the cost of materials and labor productivity. If a significant change in one of the assumptions occurs, then the Company will recognize an adjustment under the cumulative catch-up method and the impact of the adjustment on the revenue recorded to date is recognized in the period the adjustment is identified.

Extended Warranty Contracts. The Company sells separately priced extended warranty contracts and maintenance contracts, which extends coverage beyond the base warranty period, or covers maintenance over a specified period. Revenue is recognized for the extended warranty contract on a straight-line basis, which the Company believes approximates the costs expected to be incurred in satisfying the obligations, over the extended warranty period. The extended warranty period for the majority of products ranges from three to five years. When payment is received in advance of the performance obligation being satisfied, or when a portion of the overall transaction price is allocated to the extended warranty offered at no cost, revenue is deferred at contract inception and a contract liability is recognized.

Precision Technology Services Revenue. The Company sells a combination of precision technology products and services. When the bundled package of technology products and services is sold, the portion of the consideration received related to the services component is recognized over time as the Company satisfies the future performance obligation. Revenue is recognized for the hardware component when control is transferred to the dealer or distributor. When payment is received in advance of the performance obligation being satisfied, or when a portion of the overall transaction price is allocated to a free subscription, revenue is deferred at contract inception and a contract liability is recognized. The revenue associated with the sale of precision technology services is not significant. The costs of the software directly associated with the installation and functionality of precision technology products and services, including amortization and hosting costs, are reflected within "Cost of goods sold" and "Engineering expenses" within the Company's Consolidated Statements of Operations.

See Note 24 for additional information regarding the Company's sources of revenue and associated contract liabilities and performance obligations.

Research and Development Expenses

Research and development expenses are expensed as incurred and are included in "Engineering expenses" in the Company's Consolidated Statements of Operations. Research and development expenses for the years ended December 31, 2023, 2022 and 2021 totaled approximately $420.9 million, $315.4 million and $272.9 million, respectively.

Advertising Costs

The Company expenses all advertising costs as incurred. Cooperative advertising costs normally are expensed at the time the revenue is earned. Advertising expenses for the years ended December 31, 2023, 2022 and 2021 totaled approximately $56.4 million, $50.9 million and $54.2 million, respectively.

Shipping and Handling Expenses

All shipping and handling fees charged to customers are included as a component of net sales, and are associated with freight activities after the customer has obtained control. Shipping and handling costs are accounted for as fulfillment costs and are expensed and accrued at the time revenue is recognized within "Cost of goods sold," with the exception of certain handling costs included in "Selling, general and administrative expenses" in the amount of $52.2 million, $48.4 million and $43.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Interest Expense, Net

Interest expense, net for the years ended December 31, 2023, 2022 and 2021 consisted of the following (in millions):

	2023	2022	2021
Interest expense	$ 68.8	$ 46.0	$ 25.4
Interest income	(64.2)	(33.0)	(18.7)
	$ 4.6	$ 13.0	$ 6.7

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 19 for additional information regarding the Company's income taxes.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss), defined as the total of net income (loss) and all other non-owner changes in equity, and the components thereof in its Consolidated Statements of Stockholders' Equity and Consolidated Statements of Comprehensive Income. The components of other comprehensive income (loss) and the related tax effects for the years ended December 31, 2023, 2022 and 2021 are as follows (in millions):

	AGCO Corporation and Subsidiaries			Noncontrolling Interests
	2023			**2023**
	Before-tax Amount	Income Taxes	After-tax Amount	After-tax Amount
Defined benefit pension plans	$ (10.0)	$ 2.6	$ (7.4)	$ —
Deferred gains and losses on derivatives	(0.3)	0.4	0.1	—
Foreign currency translation adjustments	102.3	—	102.3	—
Total components of other comprehensive income	$ 92.0	$ 3.0	$ 95.0	$ —
	AGCO Corporation and Subsidiaries			Noncontrolling Interests
	2022			**2022**
	Before-tax Amount	Income Taxes	After-tax Amount	After-tax Amount
Defined benefit pension plans	$ (2.0)	$ 1.2	$ (0.8)	$ —
Deferred gains and losses on derivatives	(0.5)	—	(0.5)	—
Foreign currency translation adjustments	(30.9)	—	(30.9)	0.9
Total components of other comprehensive loss	$ (33.4)	$ 1.2	$ (32.2)	$ 0.9
	AGCO Corporation and Subsidiaries			Noncontrolling Interests
	2021			**2021**
	Before-tax Amount	Income Taxes	After-tax Amount	After-tax Amount
Defined benefit pension plans	$ 110.1	$ (27.2)	$ 82.9	$ —
Deferred gains and losses on derivatives	2.5	(0.4)	2.1	—
Foreign currency translation adjustments	(45.1)	—	(45.1)	(0.4)
Total components of other comprehensive income	$ 67.5	$ (27.6)	$ 39.9	$ (0.4)

Derivatives

The Company uses derivative and non-derivative instruments to manage its exposure to market risks, such as changes in foreign currency exchange rates, commodity prices and interest rates. The Company does not enter into derivative transactions for speculative purposes. The Company's derivative instruments are recognized as either assets or liabilities on the Consolidated Balance Sheets and measured at fair value. The accounting for changes in the fair value of each derivative financial instrument depends on whether it has been designated and qualifies as an accounting hedge, as well as the type of hedging relationship identified. See Note 14 for additional information regarding the Company's derivative instruments and hedging activities.

Leases

The Company leases certain land, buildings, machinery, equipment, vehicles and office and computer equipment under finance and operating leases. The Company accounts for these leases pursuant to ASU 2016-02, "Leases". Under the standard, lessees are required to record an asset (a right-of-use "ROU" asset or finance lease asset) and a lease liability. ROU assets represent the Company's right to use an underlying asset during the lease term while lease liabilities represent the Company's obligation to make lease payments during the lease term. The standard allows for two types of leases for income statement recognition purposes: operating leases and finance leases. Operating leases result in the recognition of a single lease expense on a straight-line basis over the lease term whereas finance leases result in an accelerated expense. ASU 2016-02 also contains guidance regarding the identification of embedded leases in service and supply contracts, as well as the identification of lease and nonlease components of an arrangement. All leases greater than 12 months result in the recognition of an ROU asset and liability at the lease commencement date based on the present value of the lease payments over the lease term. The present value of the lease payments is calculated using the applicable weighted-average discount rate. The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated using the currency denomination of the lease, the contractual lease term and the Company's applicable borrowing rate.

The Company does not recognize an ROU asset or lease liability with respect to operating leases with an initial term of 12 months or less and recognizes expense on such leases on a straight-line basis over the lease term. The Company accounts for lease components separately from nonlease components other than for real estate and office equipment. The Company evaluates its supplier agreements for the existence of leases and determined these leases comprised an insignificant portion of its supplier agreements. As such, these leases were not material to the Company's Consolidated Balance Sheets. The Company has certain leases that contain one or more options to terminate or renew that can extend the lease term up to 13 years. Options that the company is reasonably certain to exercise are included in the lease term. The depreciable life of ROU assets and leasehold improvements are limited by the expected lease term. The Company has certain lease agreements that include variable rental payments that are adjusted periodically for inflation based on the index rate as defined by the applicable government authority. Generally, the Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires measurement and recognition of expected versus incurred credit losses for financial assets. In November 2019, the FASB issued ASU 2019-10, "Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates," which delays the effective date of ASU 2016-13 for smaller reporting companies and other non-SEC reporting entities. This delay applies to the Company's equity method finance joint ventures, which were required to adopt ASU 2016-13 for annual periods beginning after December 15, 2022 and interim periods within those annual periods. The standard, and its subsequent modification, impacts the results of operations and financial condition of the Company's finance joint ventures. For the adoption of the standard by the Company's finance joint ventures on January 1, 2023 under the modified retrospective approach, the Company recognized the cumulative effect of ASU 2016-13 as an adjustment to the opening balance of stockholders' equity as of January 1, 2023 within "Retained earnings." The cumulative effect was a reduction of approximately $5.5 million.

In September 2022, the FASB issued ASU 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations." The new standard requires that a buyer in a supplier finance program disclose sufficient information about the key terms of the program, the amount of outstanding confirmed obligations at period end, where the obligations are presented in the balance sheet, and a rollforward of the obligations during the annual period. This guidance was effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the rollforward, which is effective for fiscal years beginning after December 15, 2023. The adoption of ASU 2022-04 resulted in disclosure of the Company's supplier financing programs. Refer to Note 10 for further details.

The Company has adopted ASU 2021-08, "Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," effective for fiscal years beginning after December 15, 2022, which did not have a material impact on the Company's results of operations, financial condition or cash flows but may impact future acquisitions.

New Accounting Pronouncements to be Adopted

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements and requires entities to disclose its significant segment expense categories and amounts for each reportable segment. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

2.   ACQUISITIONS

On September 28, 2023, the Company entered into a Sale and Contribution Agreement (the "Agreement") with Trimble Inc. ("Trimble") and its currently 100%-owned subsidiary Trimble Solutions, LLC. Among other things, the Agreement provides for (i) the contribution by Trimble to the Joint Venture of Trimble's agricultural business, excluding certain Global Navigation Satellite System and guidance technologies, (ii) the contribution by the Company to the Joint Venture of the Company's interest in JCA Industries, LLC d/b/a JCA Technologies ("JCA") in exchange for membership interests in the Joint Venture, and (iii) the purchase by the Company from Trimble of membership interests in exchange for the payment by the Company to Trimble of $2.0 billion in cash, subject to customary working capital and other adjustments. Immediately following the closing and as a result of the transaction, the Company will own an 85% interest in the Trimble Ag joint venture. The closing is expected in the first half of 2024. The closing is subject to customary conditions, including compliance with antitrust and similar laws.

In connection with the planned Trimble Ag joint venture, also on September 28, 2023, the Company entered into a bridge facility commitment letter with Morgan Stanley Senior Funding Inc. ("Morgan Stanley") pursuant to which Morgan Stanley has committed to provide, subject to the terms and conditions set forth therein, a $2.0 billion senior unsecured 364-day bridge facility (the "Bridge Facility"). The amount available under the the Bridge Facility was reduced by $250.0 million upon the Company's entry into a delayed term loan facility in December 2023. As of December 31, 2023, the amount available under the Bridge Facility was $1.75 billion. Refer to Note 11 for further information.

During the year ended December 31, 2023, the Company paid $9.5 million in fees related to the Bridge Facility commitment which were recorded as a deferred asset included within "Other current assets" in the Company's Consolidated Balance Sheet and will be amortized to interest expense over the life of the commitment.

On May 2, 2022, the Company acquired JCA for 63.0 million Canadian dollars (or approximately $49.2 million as of May 2, 2022). JCA is located in Winnipeg, Manitoba, Canada, and specializes in the design of electronic systems and software development to automate and control agricultural equipment. The Company allocated the purchase price to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. The acquired net assets primarily consisted of accounts receivable, inventories, other current and noncurrent assets, accounts payable, accrued expenses, other current and noncurrent liabilities, property, plant and equipment, deferred tax liabilities as well as customer relationship, technology and trademark identifiable intangible assets. The Company recorded approximately 43.9 million Canadian dollars (or approximately $34.0 million) of goodwill associated with the acquisition. The results of operations of JCA have been included in the Company's Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Company's North America geographical reportable segment. Proforma financial information related to the acquisition of JCA was not material to the Company's results of operations.

On January 1, 2022 the Company acquired Appareo Systems, LLC ("Appareo") for approximately $62.1 million, net of approximately $0.5 million of cash. As a result of the acquisition of the remaining 50% interest in IAS, the Company's previous operating joint venture with Appareo, the Company recorded a gain of approximately $3.4 million on the remeasurement of the previously held equity interest within "Other expense, net" in the Company's Consolidated Statements of Operations. The fair value of the previously held 50% interest in the joint venture as of the acquisition date was approximately $11.2 million. Appareo is headquartered in Fargo, North Dakota and offers engineering, manufacturing, and technology for end-to-end product development. The Company allocated the purchase price to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. The acquired net assets primarily consisted of accounts receivable, inventories, other current and noncurrent assets, assets held for sale, lease right-of-use assets and liabilities, accounts payable, accrued expenses, other current and noncurrent liabilities, property, plant and equipment, as well as customer relationship, technology, non-competition agreements and trademark identifiable intangible assets. The Company recorded approximately $25.8 million of goodwill associated with the acquisition. The results of operations of Appareo have been included in the Company's Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the

Company's North America geographical reportable segment. Proforma financial information related to the acquisition of Appareo was not material to the Company's result of operations.

The acquired identifiable intangible assets of JCA and Appareo as of the date of their respective acquisitions during 2022 are summarized in the following table (in millions):

Intangible Asset	Amount	Weighted-Average Useful Life
Customer relationships	$ 15.4	10 years
Technology	15.4	8 years
Trademarks	5.7	10 years
Non-competition agreements	1.4	5 years
	$ 37.9	

3. PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment, net at December 31, 2023 and 2022 consisted of the following (in millions):

	2023	2022
Land	$ 154.0	$ 141.1
Buildings and improvements	1,042.5	920.7
Machinery and equipment	3,178.9	2,789.8
Furniture and fixtures	210.7	182.8
Gross property, plant and equipment	4,586.1	4,034.4
Accumulated depreciation and amortization	(2,665.2)	(2,443.2)
Property, plant and equipment, net	$ 1,920.9	$ 1,591.2

4.   ACCOUNTS RECEIVABLE SALES AGREEMENTS

The Company has accounts receivable sales agreements that permit the sale, on an ongoing basis, of a majority of its wholesale receivables in North America, Europe and Brazil to its U.S., Canadian, European and Brazilian finance joint ventures. For the years ended ended December 31, 2023 and 2022, the cash received from receivables sold under the U.S., Canadian, European and Brazilian accounts receivable sales agreements was approximately $2.5 billion and $1.8 billion, respectively.

Under the terms of the accounts receivable sales agreements in North America, Europe and Brazil, the Company pays an annual fee to its finance joint ventures related to the servicing of the receivables sold. The Company also pays the respective AGCO Finance entities a subsidized interest payment with respect to the accounts receivable sales agreements, calculated based upon the interest rate charged by Rabobank to its affiliate, and such affiliate then lends to the AGCO Finance entities plus an agreed-upon margin. These fees are reflected within losses on the sales of receivables included within "Other expense, net" in the Company's Consolidated Statements of Operations. The Company does not service the receivables after the sale occurs and does not maintain any direct retained interest in the receivables. The Company reviewed its accounting for the accounts receivable sales agreements and determined that these facilities should be accounted for as off-balance sheet transactions.

In addition, the Company sells certain trade receivables under factoring arrangements to other financial institutions around the world. For the years ended December 31, 2023 and 2022, the cash received from these arrangements was approximately $254.1 million and $226.0 million, respectively. Under these arrangements, the Company is required to continue to service the sold receivables at market rates. The Company does not maintain any direct retained interest in the receivables. The Company reviewed its accounting for the accounts receivable sales agreements and determined that these facilities should be accounted for as off-balance sheet transactions.

Losses on sales of receivables associated with the accounts receivable financing facilities discussed above, reflected within "Other expense, net" in the Company's Consolidated Statements of Operations, were approximately $148.4 million, $71.1 million and $24.5 million during 2023, 2022 and 2021, respectively.

The Company's finance joint ventures in Europe, Brazil and Australia also provide wholesale financing directly to the Company's dealers. As of December 31, 2023 and 2022, these finance joint ventures had approximately $211.3 million and $69.5 million, respectively, of outstanding accounts receivable associated with these arrangements. The Company reviewed its accounting for these arrangements and determined that these arrangements should be accounted for as off-balance sheet transactions.

In certain foreign countries, the Company invoices its finance joint ventures directly and the finance joint ventures retain a form of title to the goods delivered to dealers until the dealer makes payment so that the finance joint ventures can recover the goods in the event of dealer or end customer default on payment. This occurs as the laws of some foreign countries do not provide for a seller's retention of a security interest in goods in the same manner as established in the United States Uniform Commercial Code. The only right the finance joint ventures retain with respect to the title are those enabling recovery of the goods in the event of customer default on payment. The dealer or distributor may not return equipment or replacement parts to the Company while its contract with the finance joint venture is in force, and can only return the equipment to the retail finance joint venture with penalties that would generally not make it economically beneficial to do so.

5. **GOODWILL AND OTHER INTANGIBLE ASSETS**

Changes in the carrying amount of goodwill during the years ended December 31, 2023, 2022 and 2021 are summarized as follows (in millions):

	North America	South America	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated
Balance as of December 31, 2020	$ 593.4	$ 87.5	$ 501.3	$ 124.3	$ 1,306.5
Acquisitions	16.2	—	0.6	—	16.8
Foreign currency translation	—	(5.8)	(32.4)	(4.3)	(42.5)
Balance as of December 31, 2021	609.6	81.7	469.5	120.0	1,280.8
Acquisition	59.8	—	—	—	59.8
Foreign currency translation	(2.1)	4.3	(25.2)	(6.8)	(29.8)
Balance as of December 31, 2022	667.3	86.0	444.3	113.2	1,310.8
Foreign currency translation	0.9	7.5	14.2	—	22.6
Balance as of December 31, 2023	$ 668.2	$ 93.5	$ 458.5	$ 113.2	$ 1,333.4

Changes in the carrying amount of acquired intangible assets during 2023 and 2022 are summarized as follows (in millions):

Gross Carrying Amounts	Trademarks and Trade Names	Customer Relationships	Patents and Technology	Land Use Rights	Total
Gross carrying amounts:					
Balance as of December 31, 2021	$ 189.0	$ 568.6	$ 139.9	$ 7.0	$ 904.5
Acquisitions	7.1	15.4	15.4	—	37.9
Foreign currency translation	(4.3)	(9.5)	(4.7)	(0.5)	(19.0)
Balance as of December 31, 2022	191.8	574.5	150.6	6.5	923.4
Impairment charge	—	—	(5.1)	—	(5.1)
Foreign currency translation	2.5	6.2	2.7	(0.2)	11.2
Balance as of December 31, 2023	$ 194.3	$ 580.7	$ 148.2	$ 6.3	$ 929.5

Accumulated Amortization	Trademarks and Trade Names	Customer Relationships	Patents and Technology	Land Use Rights	Total
Accumulated amortization:					
Balance as of December 31, 2021	$ 93.1	$ 409.7	$ 94.7	$ 1.5	$ 599.0
Amortization expense	11.7	37.9	10.4	0.1	60.1
Foreign currency translation	(1.5)	(6.8)	(3.6)	—	(11.9)
Balance as of December 31, 2022	103.3	440.8	101.5	1.6	647.2
Amortization expense	10.0	36.8	10.8	0.1	57.7
Impairment charge	—	—	(1.0)	—	(1.0)
Foreign currency translation	1.2	5.8	2.0	—	9.0
Balance as of December 31, 2023	$ 114.5	$ 483.4	$ 113.3	$ 1.7	$ 712.9

Indefinite-Lived Intangible Assets	Trademarks and Trade Names
Balance as of December 31, 2021	$ 86.7
Foreign currency translation	(1.9)
Balance as of December 31, 2022	84.8
Foreign currency translation	1.1
Balance as of December 31, 2023	$ 85.9

For the years ended December 31, 2023, 2022 and 2021, amortization expense related to acquired intangible assets was $57.7 million, $60.1 million and $60.9 million, respectively. The Company estimates amortization of existing intangible assets will be $57.5 million in 2024, $53.5 million in 2025, $24.9 million in 2026, $20.7 million in 2027, and $15.4 million in 2028. The estimated amounts do not include amortization related to any acquired intangible assets that would be recorded related to the planned Trimble Ag joint venture. External-use software, net, developed by the Company and marketed externally, was approximately $6.3 million and $3.4 million as of December 31, 2023 and 2022, respectively, and classified within "Intangible assets, net." Amortization expense related to external-use software was approximately $1.8 million for the year ended December 31, 2023 and was classified within "Cost of goods sold."

6.   ACCRUED EXPENSES

Accrued expenses at December 31, 2023 and 2022 consisted of the following (in millions):

	2023	2022
Reserve for volume discounts and sales incentives	$ 953.6	$ 630.8
Warranty reserves	679.9	546.0
Accrued employee compensation and benefits	454.8	390.2
Accrued taxes	401.2	344.8
Other	414.3	359.5
Balance at the end of the year	$ 2,903.8	$ 2,271.3

7.   INVENTORIES

Inventories, net at December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
Finished goods	$ 1,460.7	$ 994.9
Repair and replacement parts	823.1	750.1
Work in process	255.2	369.8
Raw materials	901.7	1,074.9
Inventories, net	$ 3,440.7	$ 3,189.7

At December 31, 2023 and 2022, the Company had recorded $238.9 million and $211.6 million, respectively, as a reserve for surplus and obsolete inventories. These reserves are reflected within "Inventories, net" within the Company's Consolidated Balance Sheets.

8.   PRODUCT WARRANTY

The warranty reserve activity for the years ended December 31, 2023, 2022 and 2021, including deferred revenue associated with the Company's extended warranties that have been sold, was as follows (in millions):

	2023	2022	2021
Balance at beginning of the year	$ 640.0	$ 592.5	$ 521.8
Accruals for warranties issued	464.9	338.8	344.9
Settlements made and deferred revenue recognized	(328.7)	(261.7)	(241.8)
Foreign currency translation	24.6	(29.6)	(32.4)
Balance at the end of the year	$ 800.8	$ 640.0	$ 592.5

The Company's agricultural equipment products generally are under warranty against defects in materials and workmanship for a period of one to four years. The Company accrues for future warranty costs at the time of sale based on historical warranty experience. The Company's extended warranty period for the majority of products ranges from three to five years. Revenue is recognized for the extended warranty contract on a straight-line basis, which the Company believes approximates the costs expected to be incurred in satisfying the obligations, over the extended warranty period. Approximately $679.9 million and $546.0 million of warranty reserves are included in "Accrued expenses" in the Company's Consolidated Balance Sheets as of December 31, 2023 and 2022, respectively. Approximately $120.9 million and $94.0 million of warranty reserves are included in "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets as of December 31, 2023 and 2022, respectively.

The Company recognizes potential recoveries of the costs associated with warranties it provides when the collection is probable. When specifics of the recovery have been agreed upon with the Company's suppliers through confirmation of liability for the recovery, the Company records the recovery within "Accounts and notes receivable, net." Estimates of the amount of warranty claim recoveries to be received from the Company's suppliers based upon contractual supplier arrangements are recorded within "Other current assets."

9.   INVESTMENTS IN AFFILIATES

Investments in affiliates as of December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
Finance joint ventures	$ 464.3	$ 390.2
Manufacturing joint ventures	30.6	29.9
Other affiliates	17.8	16.8
	$ 512.7	$ 436.9

The Company's finance joint ventures provide retail financing and wholesale financing to its dealers. The majority of the assets of the Company's finance joint ventures represents finance receivables. The majority of the liabilities represents notes payable and accrued interest. Under the various joint venture agreements, Rabobank or its affiliates provide financing to the joint venture companies. AGCO has a 49% interest in the Company's finance joint ventures. Refer to Note 18 for further discussion of the Company's relationship with Rabobank.

The Company's manufacturing joint ventures consist of Groupement International De Mecanique Agricole SAS ("GIMA") (a joint venture with a third-party manufacturer to purchase, design and manufacture components for agricultural equipment in France) and CP GSI Machinery Co Ltd, a joint venture with a third-party manufacturer to manufacture protein production equipment in China. The other affiliates represent investments in farm equipment manufacturers, an electronic and software system manufacturer, precision agriculture technology providers, distributors and licensees.

The Company concluded it has significant influence over its finance and manufacturing joint ventures and accounted for these investments using the equity method of accounting. The Company records investments in affiliates at cost when it has concluded it does not have significant influence and has ownership interests below 20%.

The Company's equity in net earnings of affiliates for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions):

	2023	2022	2021
Finance joint ventures	$ 66.9	$ 63.0	$ 64.4
Manufacturing and other joint ventures	1.3	1.1	1.2
	$ 68.2	$ 64.1	$ 65.6

Summarized combined financial information of the Company's finance joint ventures as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions):

	As of December 31,	
	2023	2022
Total assets	$ 10,035.8	$ 8,359.1
Total liabilities	9,088.3	7,562.8
Partners' equity	947.5	796.3

	For the Years Ended December 31,		
	2023	2022	2021
Revenues	$ 680.5	$ 454.6	$ 411.1
Costs	468.6	274.9	228.1
Income before income taxes	$ 211.9	$ 179.7	$ 183.0

At December 31, 2023 and 2022, the Company's receivables from affiliates were approximately $146.9 million and $60.8 million, respectively. The receivables from affiliates are reflected within "Accounts and notes receivable, net" within the Company's Consolidated Balance Sheets.

The portion of the Company's retained earnings balance that represents undistributed retained earnings of equity method investees was approximately $445.1 million and $401.9 million as of December 31, 2023 and 2022, respectively. The Company received dividends from certain finance joint ventures of approximately $28.9 million and $27.0 million during 2023 and 2022, respectively. There were no returns on investment in excess of earnings in 2023. During 2022, approximately $5.7 million of these dividends were a return of investment in excess of earnings related to a certain finance joint venture, and were included within "Sale of, distributions from (investments in) unconsolidated affiliates, net" within the Company's Consolidated Statements of Cash Flows. In addition, during the year ended December 31, 2022, the Company recorded a write-down of the investment in its Russian finance joint venture of approximately $4.8 million, reflected within "Equity in net earnings of affiliates" in the Consolidated Statements of Operations. The Russian finance joint venture was sold during the three months ended December 31, 2022.

10. SUPPLIER FINANCE PROGRAMS

The Company has supplier financing arrangements with certain banks or other intermediaries whereby a bank or intermediary purchases receivables held by the Company's suppliers. Under the program, suppliers have the option to be paid by the bank or intermediary earlier than the payment due date. When the supplier receives an early payment, they receive discounted amounts, and the Company pays the bank or intermediary the face amount of the invoice on the payment due date. The Company does not reimburse suppliers for any costs incurred for participation in the program. The Company and its suppliers agree on the contractual terms, including prices, quantities and payment terms, regardless of whether the supplier elects to participate in the supplier finance programs. The suppliers' voluntary inclusion in the supplier financing programs has no bearing on the Company's payment terms. The Company has no economic interest in a supplier's decision to participate in the programs, and the Company has no direct financial relationship with the banks or other intermediaries as it relates to the supplier finance programs. As of December 31, 2023, payment terms with the majority of the Company's suppliers are generally 30 to 180 days, which correspond to the contractual terms, with rates that are based on market rates (such as SOFR) plus a credit spread. There are no assets pledged as security under the programs. As of December 31, 2023 and 2022, the amounts outstanding that remain unpaid to the banks or other intermediaries totaled $82.7 million and $121.5 million, respectively, and are reflected in "Accounts payable" in the Company's Consolidated Balance Sheets.

11. INDEBTEDNESS

Long-term debt consisted of the following at December 31, 2023 and 2022 (in millions):

	December 31, 2023	December 31, 2022
Credit facility, expires 2027	$ —	$ 200.0
1.002% EIB Senior term loan due 2025	276.7	267.3
EIB Senior Term Loan due 2029	276.7	—
Senior term loans due between 2023 and 2028	162.1	341.6
0.800% Senior Notes Due 2028	664.0	641.5
Other long-term debt	3.1	5.1
Debt issuance costs	(3.1)	(3.6)
	1,379.5	1,451.9
Less: Senior term loans due 2023, net of debt issuance costs	—	(184.9)
Current portion of other long-term debt	(2.3)	(2.2)
Total long-term indebtedness	$ 1,377.2	$ 1,264.8

At December 31, 2023, the aggregate scheduled maturities of long-term debt, excluding the current portion of long-term debt, are as follows (in millions):

2025	$ 346.3
2026	58.2
2027	0.2
2028	698.4
Thereafter	274.1
	$ 1,377.2

Cash payments for interest were approximately $60.5 million, $45.1 million and $23.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Credit Facility and Term Loan Facility

In December 2022, the Company, certain of its subsidiaries and Rabobank, and other named lenders entered into an amendment to its credit facility providing for a $1.25 billion multi-currency unsecured revolving credit facility ("Credit Facility"), which replaced the Company's former $800.0 million multi-currency unsecured revolving credit facility. The amendment provided an additional $450.0 million in borrowing capacity. An initial borrowing under the credit facility was used to repay and retire a $240.0 million short-term multi-currency revolving credit facility with Rabobank that matured on March 31, 2023. The credit facility consists of a $325.0 million United States dollar tranche and a $925.0 million multi-currency tranche for loans denominated in United States Dollars, Euros or other currencies to be agreed upon. The credit facility matures on December 19, 2027. Interest accrues on amounts outstanding for any borrowings denominated in United States dollars, at the Company's option, at either (1) the Secured Overnight Financing Rate ("SOFR") plus 0.1% plus a margin ranging from 0.875% to 1.875% based on the Company's credit rating, or (2) the base rate, which is the highest of (i) the Prime Rate, (ii) the Federal Funds Effective Rate plus 0.5%, and (iii) Term SOFR for a one-month tenor plus 1.0%, plus a margin ranging from 0.000% to 0.875% based on the Company's credit rating. Interest accrues on amounts outstanding for any borrowings denominated in Euros at the Euro Interbank Offered Rate ("EURIBOR") plus a margin ranging from 0.875% to 1.875% based on the Company's credit rating. As of December 31, 2023, the Company had no outstanding borrowings under the revolving credit facility and had the ability to borrow $1,155.0 million.

In December 2023, the Company amended the Credit Facility to allow for incremental borrowings in the form of a delayed draw term loan facility in an aggregate principal amount of $250.0 million ("Term Loan Facility"). Borrowings under the Term Loan Facility bears interest at the same rate and margin as the Credit Facility. There are currently no amounts outstanding under the Term Loan Facility.

Uncommitted Credit Facility

In June 2022, the Company entered into an uncommitted revolving credit facility that allows the Company to borrow up to €100.0 million (or approximately $110.7 million as of December 31, 2023). The credit facility expires on December 31, 2026. Any loans will bear interest at the EURIBOR plus a credit spread. As of December 31, 2023 and December 31, 2022, the Company had no outstanding borrowings under the revolving credit facility and had the ability to borrow €100.0 million (or approximately $110.7 million).

0.800% Senior Notes Due 2028

On October 6, 2021, the Company issued €600.0 million (or approximately $664.0 million as of December 31, 2023) of senior notes at an issue price of 99.993%. The notes mature on October 6, 2028, and interest is payable annually, in arrears, at 0.800%. The senior notes contain covenants restricting, among other things, the incurrence of certain secured indebtedness. The senior notes are subject to both optional and mandatory redemption in certain events.

1.002% European Investment Bank ("EIB") Senior Term Loan Due 2025

On January 25, 2019, the Company borrowed €250.0 million (or approximately $276.7 million as of December 31, 2023) from the EIB. The loan matures on January 24, 2025. The Company is permitted to prepay the term loan before its maturity date. Interest is payable on the term loan at 1.002% per annum, payable semi-annually in arrears.

EIB Senior Term Loan due 2029

On September 29, 2023, the Company entered into a multi-currency Finance Contract with the EIB permitting the Company to borrow up to €250.0 million (or approximately $276.7 million as of December 31, 2023) to fund up to 50% of certain investments in research, development and innovation primarily in Germany, France and Finland during the period from 2023 through 2026. On October 26, 2023, the Company borrowed €250.0 million (approximately $263.7 million) under the arrangement. The loan matures on October 26, 2029. The loan generally can be prepaid at any time upon the election of the Company and must be prepaid upon the occurrence of certain events. Interest is payable on the term loan at 3.980% per annum, payable semi-annually in arrears. The Company also has to fulfill financial covenants with respect to a net leverage ratio and an interest coverage ratio.

Subsequent to the end of the year, on January 25, 2024, the Company entered into an additional multi-currency Finance Contract with EIB permitting the Company to borrow up to €170.0 million, for which the proceeds will be used in a similar manner as described for the EIB Senior Term Loan due 2029 above. On February 15, 2024, the Company borrowed €170.0 million (approximately $183.2 million) under the arrangement. The loan matures on February 15, 2030.

Senior Term Loans Due Between 2023 and 2028

In October 2016, the Company borrowed an aggregate amount of €375.0 million through a group of seven related term loan agreements, and in August 2018, the Company borrowed an additional aggregate amount of €338.0 million through a group of another seven related term loan agreements. Of the 2016 term loans, the Company repaid an aggregate amount of €249.0 million in October 2019, October 2021 and April 2022. On October 19, 2023, the Company repaid the €73.5 million (or approximately $77.7 million) 2016 senior term loan due October 2023. Of the 2018 senior loans, the Company repaid an aggregate amount of €144.5 million in August 2021 and February 2022, and on August 1, 2023, the Company repaid the 2018 senior term loan due August 2023 in the amount of €99.5 million (or approximately $109.2 million).

In aggregate, as of December 31, 2023, the Company had indebtedness of €146.5 million (or approximately $162.1 million) through a group of four remaining related term loan agreements. The provisions of the term loan agreements are substantially identical, with the exception of interest rate terms and maturities. As of December 31, 2023, for the term loans with a fixed interest rate, interest is payable in arrears on an annual basis, with interest rates ranging from 1.67% to 2.26% and maturity dates between August 2025 and and August 2028. For the term loan with a floating interest rate, interest is payable in arrears on a semi-annual basis, with an interest rate based on the EURIBOR plus a margin of 1.10% and a maturity date of August 2025.

Bridge Facility

As discussed in Note 2, in connection with the planned Trimble Ag joint venture, on September 28, 2023, the Company entered into a bridge facility commitment letter with Morgan Stanley pursuant to which Morgan Stanley has committed to provide a $2.0 billion senior unsecured 364-day bridge facility (the "Bridge Facility"). Amounts outstanding under the Bridge Facility will accrue interest at a rate equal to, at the Company's election, at either (1) the SOFR plus 0.1% plus a margin ranging from 0.875% to 2.625% based on the Company's credit rating, or (2) the base rate, which is the highest of (i) the Prime Rate, (ii) the Federal Funds Effective Rate plus 0.5%, and (iii) Term SOFR for a one-month tenor plus 1.0%, plus a margin ranging from 0.000% to 1.625% based on the Company's credit rating, together with a duration fee based on the closing date of the transaction. There are no amounts outstanding under the Bridge Facility as of December 31, 2023. The amount available under the the Bridge Facility was reduced by $250.0 million upon the Company's entry into the Term Loan Facility in December 2023. As of December 31, 2023, the amount available under the Bridge Facility was $1.75 billion.

Other Short-Term Borrowings

As of December 31, 2023 and 2022, the Company had short-term borrowings due within one year, excluding the current portion of long-term debt, of approximately $12.7 million and $8.9 million, respectively.

Standby Letters of Credit and Similar Instruments

The Company has arrangements with various banks to issue standby letters of credit or similar instruments, which guarantee the Company's obligations for the purchase or sale of certain inventories and for potential claims exposure for insurance coverage. At December 31, 2023 and 2022, outstanding letters of credit totaled $14.7 million and $14.4 million, respectively.

12.   RESTRUCTURING EXPENSES AND IMPAIRMENT CHARGES

Restructuring Expenses

In recent years, the Company has announced and initiated several actions to rationalize employee headcount in various manufacturing facilities and administrative offices located in the U.S., Europe, South America, Africa and Asia, in order to reduce costs in response to response to fluctuating global market demand.

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The components of the restructuring expenses are summarized as follows (in millions):

	Employee Severance	Facility Closure Costs	Write-down of Property, Plant and Equipment	Other Related Closure Costs	Loss on Sale of Joint Venture	Total
Balance as of December 31, 2020	$ 11.1	$ 3.9	$ —	$ 1.8	$ —	$ 16.8
2021 provision	18.4	—	0.2	1.5	—	20.1
Less: Non-cash expense	—	—	(0.2)	—	—	(0.2)
Cash expense	18.4	—	—	1.5	—	19.9
2021 provision reversal	(2.2)	—	—	(0.1)	(2.5)	(4.8)
2021 cash activity	(12.3)	(3.9)	—	(2.9)	2.5	(16.6)
Foreign currency translation	(0.5)	—	—	(0.1)	—	(0.6)
Balance as of December 31, 2021	14.5	—	—	0.2	—	14.7
2022 provision	6.9	—	—	—	—	6.9
Less: Non-cash expense	—	—	—	—	—	—
Cash expense	6.9	—	—	—	—	6.9
2022 provision reversal	(0.8)	—	—	—	—	(0.8)
2022 cash activity	(12.6)	—	—	(0.2)	—	(12.8)
Foreign currency translation	(1.2)	—	—	—	—	(1.2)
Balance as of December 31, 2022	6.8	—	—	—	—	6.8
2023 provision	9.9	—	—	2.0	—	11.9
2023 cash activity	(7.2)	—	—	(2.0)	—	(9.2)
Foreign currency translation	(1.7)	—	—	—	—	(1.7)
Balance as of December 31, 2023	$ 7.8	$ —	$ —	$ —	$ —	$ 7.8

During the three months ended December 31, 2019, the Company exited and sold its 50% interest in its USC, LLC joint venture to its joint venture partner for approximately $5.1 million. The operations of the joint venture were part of the Company's grain storage and production system operations, and the decision to sell the joint venture was as a result of the overall rationalization of the business. The Company recorded a loss of approximately $2.1 million associated with the sale, which was reflected within "Restructuring expenses" in the Company's Consolidated Statements of Operations. In 2021, as a result of the final payments received from the former joint venture partner related to the sale, the Company recorded a gain of approximately $2.5 million, also reflected within "Restructuring expenses" in the Company's Consolidated Statements of Operations.

Impairment Charges

As a consequence of the conflict between Russia and Ukraine, during the three months ended March 31, 2022, the Company assessed the fair value of its gross assets related to the joint ventures operating in Russia for potential impairment and recorded asset impairment charges of approximately $36.0 million, reflected as "Impairment charges" in its Consolidated Statements of Operations, with an offsetting benefit of approximately $12.2 million included within "Net loss (income) attributable to noncontrolling interests." The Company sold its interest in its Russian distribution joint venture during the three months ended December 31, 2022. Foreign currency translation impacts since inception of the Russian joint venture previously recognized within "Accumulated other comprehensive loss" were therefore recorded within "Other expense, net" on the Company's Consolidated Statements of Operations during the three months ended December 31, 2022. In addition, during the three months ended March 31, 2022, the Company recorded a write-down of its investment in its Russian finance joint venture of approximately $4.8 million, reflected within "Equity in net earnings of affiliates" in its Consolidated Statements of Operations. The Russian finance joint venture was sold during the three months ended December 31, 2022.

13.   RECOVERABLE INDIRECT TAXES

The Company's Brazilian operations incur value added taxes ("VAT") on certain purchases of raw materials, components and services. These taxes are accumulated as tax credits and create assets that are reduced by the VAT collected from the Company's sales in the Brazilian market. The Company regularly assesses the recoverability of these tax credits, and establishes reserves when necessary against them, through analyses that include, amongst others, the history of realization, the transfer of tax credits to third parties as authorized by the government, anticipated changes in the supply chain and the future expectation of tax debits from the Company's ongoing operations. The Company believes that these tax credits, net of established reserves, are realizable. The Company had recorded approximately $93.5 million and $94.6 million, respectively, of VAT tax credits, net of reserves, as of December 31, 2023 and 2022.

14.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company attempts to manage its transactional foreign exchange exposure by hedging foreign currency cash flow forecasts and commitments arising from the anticipated settlement of receivables and payables and from future purchases and sales. Where naturally offsetting currency positions do not occur, the Company hedges certain, but not all, of its exposures through the use of foreign currency contracts. The Company's translation exposure resulting from translating the financial statements of foreign subsidiaries into United States dollars may be partially hedged from time to time. When practical, the translation impact is reduced by financing local operations with local borrowings.

The Company uses floating rate and fixed rate debt to finance its operations. The floating rate debt obligations expose the Company to variability in interest payments due to changes in the EURIBOR, SOFR or other applicable benchmark interest rates. The Company believes it is prudent to limit the variability of a portion of its interest payments, and to meet that objective, the Company periodically enters into interest rate swaps to manage the interest rate risk associated with the Company's borrowings. The Company designates interest rate contracts used to convert the interest rate exposure on a portion of the Company's debt portfolio from a floating rate to a fixed rate as cash flow hedges, while those contracts converting the Company's interest rate exposure from a fixed rate to a floating rate are designated as fair value hedges.

To protect the value of the Company's investment in foreign operations against adverse changes in foreign currency exchange rates, the Company from time to time, may hedge a portion of the Company's net investment in the foreign subsidiaries by using a cross currency swap or foreign currency denominated debt. The component of the gains and losses on the Company's net investment in the designated foreign operations driven by changes in foreign exchange rates are economically offset by movements in the fair value of the cross currency swap contracts or foreign currency denominated debt.

The Company is exposed to commodity risk from steel and other raw material purchases where a portion of the contractual purchase price is linked to a variable rate based on publicly available market data. From time to time, the Company enters into cash flow hedges to mitigate its exposure to variability in commodity prices.

The Company's senior management establishes the Company's foreign currency and interest rate risk management policies. These policies are reviewed periodically by the Finance Committee of the Company's Board of Directors. The policies allow for the use of derivative instruments to hedge exposures to movements in foreign currency and interest rates. The Company's policies prohibit the use of derivative instruments for speculative purposes.

All derivatives are recognized on the Company's Consolidated Balance Sheets at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either (1) a cash flow hedge of a forecasted transaction, (2) a fair value hedge of a recognized liability, (3) a hedge of a net investment in a foreign operation, or (4) a non-designated derivative instrument.

The Company categorizes its derivative assets and liabilities into one of three levels based on the assumptions used in valuing the asset or liability. See Note 21 for a discussion of the fair value hierarchy as per the guidance in ASC 820, "Fair Value Measurements". The Company's valuation techniques are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

Counterparty Risk

The Company regularly monitors the counterparty risk and credit ratings of all the counterparties to the derivative instruments. The Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. There have been no negative impacts to the Company from any non-performance of any counterparties.

Derivative Transactions Designated as Hedging Instruments

Cash Flow Hedges

Foreign Currency Contracts

The Company uses cash flow hedges to minimize the variability in cash flows of assets or liabilities or forecasted transactions caused by fluctuations in foreign currency exchange rates. The changes in the fair values of these cash flow hedges are recorded in accumulated other comprehensive loss and are subsequently reclassified into "Cost of goods sold" during the period the sales and purchases are recognized. These amounts offset the effect of the changes in foreign currency rates on the related sale and purchase transactions.

The Company designates certain foreign currency contracts as cash flow hedges of expected future sales and purchases. The total notional value of derivatives that were designated as cash flow hedges was $262.2 million and $364.8 million as of December 31, 2023 and 2022. The Company did not have any derivatives that were designated as cash flow hedges related to foreign currency contracts as of December 31, 2021.

Steel Commodity Contracts

The Company designates certain steel commodity contracts as cash flow hedges of expected future purchases of steel. The total notional value of derivatives that were designated as cash flow hedges was approximately $2.5 million, $0.9 million and $31.9 million as of December 31, 2023, 2022 and 2021, respectively.

The following table summarizes the after-tax impact that changes in the fair value of derivatives designated as cash flow hedges had on accumulated other comprehensive loss and net income during 2023, 2022 and 2021 (in millions):

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss	Recognized in Net Income		
		Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income	Total Amount of the Line Item in the Consolidated Statements of Operations Containing Hedge Gains (Losses)
2023				
Foreign currency contracts[1]	$ (9.1)	Cost of goods sold	$ (8.9)	$ 10,635.0
Commodity contracts[2]	0.2	Cost of goods sold	(0.1)	$ 10,635.0
Total	$ (8.9)		$ (9.0)	
2022				
Foreign currency contracts	$ (11.1)	Cost of goods sold	$ (10.6)	$ 9,650.1
Commodity contracts	(3.5)	Cost of goods sold	(3.5)	$ 9,650.1
Total	$ (14.6)		$ (14.1)	
2021				
Foreign currency contracts	$ (7.4)	Cost of goods sold	$ (10.2)	$ 8,566.0
Commodity contracts	12.5	Cost of goods sold	13.2	8,566.0
Total	$ 5.1		$ 3.0	

_____
(1) The outstanding contracts as of December 31, 2023 range in maturity through December 2024.
(2) The outstanding contracts as of December 31, 2023 range in maturity through June 2024.

The following table summarizes the activity in accumulated other comprehensive loss related to the derivatives held by the Company during the years ended December 31, 2023, 2022 and 2021 (in millions):

	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2020	$ (3.0)	$ (0.5)	$ (2.5)
Net changes in fair value of derivatives	8.3	3.2	5.1
Net gains reclassified from accumulated other comprehensive loss into income	(5.8)	(2.8)	(3.0)
Accumulated derivative net losses as of December 31, 2021	$ (0.5)	$ (0.1)	$ (0.4)
Net changes in fair value of derivatives	(19.7)	(5.1)	(14.6)
Net losses reclassified from accumulated other comprehensive loss into income	19.2	5.1	14.1
Accumulated derivative net losses as of December 31, 2022	$ (1.0)	$ (0.1)	$ (0.9)
Net changes in fair value of derivatives	(11.5)	(2.6)	(8.9)
Net losses reclassified from accumulated other comprehensive loss into income	11.2	2.2	9.0
Accumulated derivative net losses as of December 31, 2023[1]	$ (1.3)	$ (0.5)	$ (0.8)

_____

(1) As of December 31, 2023, approximately $1.4 million of derivative realized net losses, before taxes, remain in accumulated other comprehensive loss related to foreign currency contracts associated with inventory that had not yet been sold.

Net Investment Hedges

The Company uses non-derivative and derivative instruments, to hedge a portion of its net investment in foreign operations against adverse movements in exchange rates. For instruments that are designated as hedges of net investments in foreign operations, changes in the fair value of the derivative instruments are recorded in foreign currency translation adjustments, a component of accumulated other comprehensive loss, to offset changes in the value of the net investments being hedged. When the net investment in foreign operations is sold or substantially liquidates, the amounts recorded in accumulated other comprehensive loss are reclassified to earnings. To the extent foreign currency denominated debt is de-designated from a net investment hedge relationship, changes in the value of the foreign currency denominated debt are recorded in earnings through the maturity date.

In January 2018, the Company entered into a cross currency swap contract as a hedge of its net investment in foreign operations to offset foreign currency translation gains or losses on the net investment. The cross currency swap expired on January 19, 2021. At maturity of the cross currency swap contract, the Company delivered the notional amount of approximately €245.7 million (or approximately $297.1 million as of January 19, 2021) and received $300.0 million from the counterparties, resulting in a gain of approximately $2.9 million that was recognized in accumulated other comprehensive loss. The Company received quarterly interest payments from the counterparties based on a fixed interest rate until maturity of the cross currency swap.

On January 29, 2021, the Company entered into a new cross currency swap contract as a hedge of its net investment in foreign operations to offset foreign currency translation gains or losses on the net investment. The cross currency swap has an expiration date of January 29, 2028. At maturity of the cross currency swap contract, the Company will deliver the notional amount of approximately €247.9 million (or approximately $274.4 million as of December 31, 2023) and will receive $300.0 million from the counterparties. The Company will receive quarterly interest payments from the counterparties based on a fixed interest rate until maturity of the cross currency swap.

During 2023, the Company designated €150.0 million of its multi-currency revolving credit facility maturing in December 2027 as a hedge of its net investment in foreign operations to offset foreign currency translation gains or losses on the net investment. This portion of the multi-currency revolving credit facility was repaid in December 2023.

The following table summarizes the notional values of the instrument designated as a net investment hedge (in millions):

	Notional Amount as of	
	December 31, 2023	December 31, 2022
Cross currency swap contract	$ 300.0	$ 300.0

The following table summarizes the after-tax impact of changes in the fair value of the instruments designated as net investment hedges (in millions):

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss for the Years Ended		
Foreign currency denominated debt:	Before-Tax Amount	Income Tax	After-Tax Amount
December 31, 2023	$ (4.2)	$ (1.1)	$ (3.1)
December 31, 2022	—	—	—
December 31, 2021	—	—	—
Cross currency swap contract:			
December 31, 2023	(12.7)	(3.3)	(9.4)
December 31, 2022	20.5	5.3	15.2
December 31, 2021	11.0	3.2	7.8

Derivative Transactions Not Designated as Hedging Instruments

The Company enters into foreign currency contracts to economically hedge receivables and payables on the Company and its subsidiaries' balance sheets that are denominated in foreign currencies other than the functional currency. These contracts were classified as non-designated derivative instruments. Gains and losses on such contracts are substantially offset by losses and gains on the remeasurement of the underlying asset or liability being hedged and are immediately recognized into earnings. As of December 31, 2023 and 2022, the Company had outstanding foreign currency contracts with a notional amount of approximately $3,125.1 million and $3,654.0 million, respectively.

The following table summarizes the results on net income of derivatives not designated as hedging instruments (in millions):

		Gain (Loss) Recognized in Net Income for the Years Ended		
	Classification of Gain (Loss)	December 31, 2023	December 31, 2022	December 31, 2021
Foreign currency contracts	Other expense, net	$ 29.9	$ (38.2)	$ 54.8

The table below sets forth the fair value of derivative instruments as of December 31, 2023 (in millions):

	Asset Derivatives as of December 31, 2023		Liability Derivatives as of December 31, 2023	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivative instruments designated as hedging instruments:				
Foreign currency contracts	Other current assets	$ 1.3	Other current liabilities	$ 1.2
Commodity contracts	Other current assets	—	Other current liabilities	—
Cross currency swap contract	Other noncurrent assets	20.3	Other noncurrent liabilities	—
Derivative instruments not designated as hedging instruments:				
Foreign currency contracts [1]	Other current assets	17.1	Other current liabilities	12.8
Total derivative instruments		$ 38.7		$ 14.0

_____
[1] The outstanding contracts as of December 31, 2023 range in maturity through February 2024.

The table below sets forth the fair value of derivative instruments as of December 31, 2022 (in millions):

	Asset Derivatives as of December 31, 2022		Liability Derivatives as of December 31, 2022	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivative instruments designated as hedging instruments:				
Foreign currency contracts	Other current assets	$ 1.3	Other current liabilities	$ 1.3
Commodity contracts	Other current assets	—	Other current liabilities	—
Cross currency swap contract	Other noncurrent assets	33.0	Other noncurrent liabilities	—
Derivative instruments not designated as hedging instruments:				
Foreign currency contracts	Other current assets	6.6	Other current liabilities	39.1
Total derivative instruments		$ 40.9		$ 40.4

15. STOCK COMPENSATION PLANS

The Company recorded stock compensation expense as follows for the years ended December 31, 2023, 2022 and 2021 (in millions):

	Years Ended December 31,		
	2023	2022	2021
Cost of goods sold	$ 1.8	$ 1.3	$ 1.0
Selling, general and administrative expenses	44.6	32.7	26.6
Total stock compensation expense	$ 46.4	$ 34.0	$ 27.6

The Company recognizes the effect of award forfeitures as an adjustment to stock compensation expense in the period in which the forfeiture occurs.

Stock Incentive Plan

Under the Company's 2006 Long-Term Incentive Plan ("the Plan"), up to 10,000,000 shares of AGCO's common stock may be issued. As of December 31, 2023, of the 10,000,000 shares reserved for issuance under the Plan, approximately 3,650,232 shares remained available for grant, assuming the maximum number of shares are earned related to the performance award grants discussed below. The Plan allows the Company, under the direction of the Board of Directors' Talent and

Compensation Committee, to make grants of performance shares, stock appreciation rights, restricted stock units and restricted stock awards to employees, officers and non-employee directors of the Company.

Long-Term Incentive Plan and Related Performance Awards

The Company's primary long-term incentive plan is a performance share plan that provides for awards of shares of the Company's common stock based on achieving financial targets, such as targets for return on net assets and revenue growth, as determined by the Company's Board of Directors. Performance periods for the Company's primary long-term incentive plan are consecutive and overlapping three-year cycles, and performance targets are set at the beginning of each cycle. The primary long-term incentive plan provides for participants to earn 16.5% to 200% of the target awards depending on the actual performance achieved, with no shares earned if performance is below the established minimum target. Awards earned under the Plan are paid in shares of common stock at the end of each three-year performance period. The percentage level achievement is determined annually or over the three-year cycle in aggregate, with the ultimate award that is earned determined based upon the average of the three annual percentages. The 2023 grant of performance award shares is subject to a total shareholder return modifier. The compensation expense associated with these awards is amortized ratably over the vesting or performance period based on the Company's projected assessment of the level of performance that will be achieved and earned.

During 2023, the Company granted performance awards covering up to 289,742 shares, assuming the Company achieves maximum levels of performance related to varying performance periods. Compensation expense recorded during 2023, 2022 and 2021 with respect to awards granted was based upon the fair value as of the grant date. The award included a market condition and the Company measured the fair value using a Monte Carlo simulation. The weighted average grant-date fair value of performance awards granted under the Plan during 2023, 2022 and 2021 was as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
Weighted average grant-date fair value	$ 143.63	$ 119.35	$ 123.33

Performance award transactions during 2023 were as follows and are presented as if the Company were to achieve its maximum levels of performance under the plan:

	Performance awards	Weighted-Average Grant Date Fair Value
Shares awarded but not earned at January 1	543,904	$ 120.94
Shares awarded	289,742	143.63
Shares forfeited	(29,786)	127.77
Shares vested or earned	(232,478)	123.28
Shares awarded but not earned at December 31	571,382	$ 131.14

Based on the level of performance achieved as of December 31, 2023, 210,269 shares were earned under the related performance period, including 9,080 shares vested as of December 31, 2022 related to certain retirees and other individuals. 133,569 shares were issued in February 2024, net of 76,700 shares that were withheld for taxes related to the earned awards. The Plan allows for the participant to have the option of forfeiting a portion of the shares awarded in lieu of a cash payment contributed to the participant's tax withholding to satisfy the participant's statutory minimum federal, state and employment taxes which would be payable at the time of grant.

As of December 31, 2023, the total compensation cost related to unearned performance awards not yet recognized, assuming the Company's current projected assessment of the level of performance that will be achieved, was approximately $39.3 million, and the weighted average period over which it is expected to be recognized is approximately one and one-half years. This estimate is based on the current projected levels of performance of outstanding awards. The compensation cost not yet recognized could be higher or lower based on actual achieved levels of performance.

Restricted Stock Units ("RSUs")

RSU awards granted under Plan do not entitle recipients to vote or receive dividends during the vesting period and will be forfeited in the event of the recipient's termination of employment, except for certain circumstances. The fair value of restricted stock and restricted stock units is the closing market price per share of the Company's stock on the grant date less the present value of the expected dividends not received during the vesting period.

The weighted average grant-date fair value of the RSUs granted under the Plan during 2023, 2022 and 2021 was as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
Weighted average grant-date fair value	$ 134.63	$ 109.09	$ 113.91

During the year ended December 31, 2023, the Company granted 117,840 RSU awards. These awards entitle the participant to receive one share of the Company's common stock for each RSU granted and vest one-third per year over a three-year requisite service period. The compensation expense associated with all RSU awards is being amortized ratably over the requisite service period for the awards that are expected to vest. RSU transactions during the year ended December 31, 2023 were as follows:

	RSUs	Weighted-Average Grant Date Fair Value
Shares awarded but not vested at January 1	213,198	$ 104.62
Shares awarded [(1)]	117,840	134.63
Shares forfeited	(9,293)	120.39
Shares vested	(107,798)	98.95
Shares awarded but not vested at December 31	213,947	$ 122.48

_____
(1) RSUs shares awarded and shares vested include 5,017 shares related to the 25% additional shares issued to certain executives based on a total margin improvement metric relative to the Company's defined peer group that applied to grants made in 2020.

During January 2024, 51,239 RSUs shares were issued, net of 31,390 shares that were withheld for taxes. The Plan allows for the participant to have the option of forfeiting a portion of the shares awarded in lieu of a cash payment contributed to the participant's tax withholding to satisfy the participant's statutory minimum federal, state and employment taxes which would be payable at the time of grant. As of December 31, 2023, the total compensation cost related to the unvested RSUs not yet recognized was approximately $15.7 million, and the weighted average period over which it is expected to be recognized is approximately one and one-half years.

2024 Awards

On January 30, 2024, the Company granted 170,735 performance award shares (subject to the Company achieving future target levels of performance) and 123,520 RSUs under the Plan. The 2024 grant of performance award shares is subject to a total shareholder return modifier.

Stock-settled Appreciation Rights ("SSARs")

Certain executives and key managers received grants of SSARs prior to December 31, 2020. The Company did not subsequently grant any SSARs since the year ended December 31, 2020. The Company recorded stock compensation expense of approximately $0.2 million, $0.5 million and $0.8 million associated with SSAR awards during 2023, 2022 and 2021, respectively. The compensation expense associated with these awards is being amortized ratably over the vesting period. The Company estimated the fair value of the grants using the Black-Scholes option pricing model.

The total fair value of SSARs vested during 2023 was approximately $0.4 million. There were 16,900 SSARs that were not vested and 56,350 SSARs outstanding as of December 31, 2023. The total intrinsic value of outstanding and exercisable SSARs as of December 31, 2023 was $2.9 million and $2.1 million, respectively. The total intrinsic value of SSARs exercised during 2023 was approximately $4.9 million.

Excess Tax Benefit

The excess tax benefit realized for tax deductions in the United States related to the exercise of SSARs, vesting of RSU awards and vesting of performance awards under the Plan was approximately $0.5 million for the year ended December 31, 2023. The excess tax benefit realized for tax deductions in the United States related to the exercise of SSARs, vesting of RSU awards and vesting of performance awards under the Plan was approximately $1.9 million for the year ended December 31, 2022. The excess tax benefit realized for tax deductions in the United States related to the exercise of SSARs, vesting of RSU awards and vesting of performance awards under the Plan was approximately $3.3 million for the year ended December 31, 2021. The Company realized an insignificant tax benefit from the exercise of SSARs, vesting of performance awards and vesting of RSU awards in certain foreign jurisdictions during the years ended December 31, 2023, 2022 and 2021.

Director Restricted Stock Grants

Pursuant to the Plan, all non-employee directors receive annual restricted stock grants of the Company's common stock. All restricted stock grants made to the Company's directors are restricted as to transferability for a period of one year. In the event a director departs from the Company's Board of Directors, the non-transferability period expires immediately. The plan allows each director to have the option of forfeiting a portion of the shares awarded in lieu of a cash payment contributed to the participant's tax withholding to satisfy the statutory minimum federal, state and employment taxes that would be payable at the time of grant. The 2023 grant was made on April 27, 2023, and equated to 12,069 shares of common stock, of which 10,524 shares of common stock were issued, after shares were withheld for taxes. The Company recorded stock compensation expense of approximately $1.5 million during 2023 associated with these grants.

16. STOCKHOLDERS' EQUITY

Common Stock

At December 31, 2023, the Company had 150,000,000 authorized shares of common stock with a par value of $0.01 per share, with approximately 74,517,973 shares of common stock outstanding and approximately 3,650,232 shares reserved for issuance under the Company's Plan (See Note 15).

Share Repurchase Program

In November 2023, the Company entered into an accelerated share repurchase ("ASR") agreement with a financial institution to repurchase $53.0 million of shares of its common stock. The Company received approximately 371,669 shares associated with this transaction as of December 31, 2023. In January 2024, the Company received an additional 82,883 shares upon final settlement of its November 2023 ASR agreement. In August and November 2021, the Company entered into two accelerated share repurchase ("ASR") agreements with financial institutions to repurchase an aggregate of $135.0 million of shares of its common stock. The Company received approximately 952,204 shares associated with these transactions as of December 31, 2021. In January 2022, the Company received an additional 113,824 shares upon final settlement of its November 2021 ASR agreement. All shares received under the ASR agreements were retired upon receipt, and the excess of the purchase price over par value per share was recorded to a combination of "Additional paid-in capital" and "Retained earnings" within our Consolidated Balance Sheets.

As of December 31, 2023, the remaining amount authorized to be repurchased under board-approved share repurchase authorizations was approximately $57.0 million, which has no expiration date.

Dividends

The Company's Board of Directors has declared and the Company has paid cash dividends per common share during the following years:

	2023[1]	2022[2]	2021[3]
Dividends declared and paid per common share	$ 6.10	$ 5.40	$ 4.74

On January 18, 2024, the Company approved the quarterly dividend of $0.29 per common share to be paid on March 15, 2024, to all stockholders of record as of the close of business February 15, 2024.

_____

[1] On April 27, 2023, the Company's Board of Directors approved a quarterly dividend of $0.29 per common share outstanding commencing in the second quarter of 2023. The Company's Board of Directors declared and the Company has paid quarterly cash dividends of $0.29 per common share beginning in the second quarter of 2023, from $0.24 per common share in the first quarter of 2023. In addition, the Company's Board of Directors also declared and the Company paid a special variable dividend of $5.00 per common share during 2023 totaling approximately $374.4 million.

[2] On April 28, 2022, the Company's Board of Directors approved a quarterly dividend of $0.24 per common share outstanding commencing in the second quarter of 2022. The Company's Board of Directors declared and the Company has paid quarterly cash dividends of $0.24 per common share beginning in the second quarter of 2022, from $0.20 per common share in the first quarter of 2022. In addition, the Company's Board of Directors also declared and the Company paid a special variable dividend of $4.50 per common share during 2022 totaling approximately $335.7 million.

[3] The Company's Board of Directors declared and the Company has paid quarterly cash dividends of $0.20 per common share beginning in the second quarter of 2021, from $0.16 per common share in the first quarter of 2021. In addition, the Company's Board of Directors also declared and the Company paid a special variable dividend of $4.00 per common share during 2021 totaling approximately $301.5 million.

Accumulated Other Comprehensive Loss

The following table sets forth changes in accumulated other comprehensive loss by component, net of tax, attributed to AGCO Corporation and its subsidiaries for the years ended December 31, 2023 and 2022 (in millions):

	Defined Benefit Pension Plans	Cumulative Translation Adjustment	Deferred Net (Losses) Gains on Derivatives	Total
Accumulated other comprehensive loss, December 31, 2021	$ (230.4)	$ (1,540.1)	$ (0.4)	$ (1,770.9)
Other comprehensive loss before reclassifications	(7.2)	(30.9)	(14.6)	(52.7)
Net losses reclassified from accumulated other comprehensive loss	6.4	—	14.1	20.5
Other comprehensive loss, net of reclassification adjustments	(0.8)	(30.9)	(0.5)	(32.2)
Accumulated other comprehensive loss, December 31, 2022	(231.2)	(1,571.0)	(0.9)	(1,803.1)
Other comprehensive (loss) income before reclassifications	(15.7)	102.3	(8.9)	77.7
Net losses reclassified from accumulated other comprehensive loss	8.3	—	9.0	17.3
Other comprehensive (loss) income, net of reclassification adjustments	(7.4)	102.3	0.1	95.0
Accumulated other comprehensive loss, December 31, 2023	$ (238.6)	$ (1,468.7)	$ (0.8)	$ (1,708.1)

The following table sets forth reclassification adjustments out of accumulated other comprehensive loss by component attributed to AGCO Corporation and its subsidiaries for the years ended December 31, 2023 and 2022 (in millions):

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item within the Consolidated Statements of Operations
	Year ended December 31, 2023[1]	Year ended December 31, 2022[1]	
Derivatives:			
Net losses on foreign currency contracts	$ 11.1	$ 14.5	Cost of goods sold
Net losses on commodity contracts	0.1	4.7	Cost of goods sold
Reclassification before tax	11.2	19.2	
	(2.2)	(5.1)	Income tax provision
Reclassification net of tax	$ 9.0	$ 14.1	
Defined benefit pension plans:			
Amortization of net actuarial losses	$ 9.4	$ 8.7	Other expense, net[2]
Amortization of prior service cost	1.7	0.2	Other expense, net[2]
Reclassification before tax	11.1	8.9	
	(2.8)	(2.5)	Income tax provision
Reclassification net of tax	$ 8.3	$ 6.4	
Net losses reclassified from accumulated other comprehensive loss	$ 17.3	$ 20.5	

_____

(1) Losses included within the Consolidated Statements of Operations for the years ended December 31, 2023 and 2022, respectively.

(2) These accumulated other comprehensive loss components are included in the computation of net periodic pension and postretirement benefit cost. See Note 20 to the Company's Consolidated Financial Statements.

17. NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted net income per common share assumes the exercise of outstanding stock-settled stock appreciation rights and the vesting of performance share awards and restricted stock units using the treasury stock method when there is no other circumstance other than the passage of time under which they would not be issued, and the effects of such assumptions are dilutive.

A reconciliation of net income attributable to AGCO Corporation and subsidiaries and weighted average common shares outstanding for purposes of calculating basic and diluted net income per share for the years ended December 31, 2023, 2022 and 2021 is as follows (in millions, except per share data):

	2023	2022	2021
Basic net income per share:			
Net income attributable to AGCO Corporation and subsidiaries	$ 1,171.4	$ 889.6	$ 897.0
Weighted average number of common shares outstanding	74.8	74.6	75.2
Basic net income per share attributable to AGCO Corporation and subsidiaries	$ 15.66	$ 11.92	$ 11.93
Diluted net income per share:			
Net income attributable to AGCO Corporation and subsidiaries	$ 1,171.4	$ 889.6	$ 897.0
Weighted average number of common shares outstanding	74.8	74.6	75.2
Dilutive SSARs, performance share awards and RSUs	0.1	0.3	0.5
Weighted average number of common shares and common share equivalents outstanding for purposes of computing diluted net income per share	74.9	74.9	75.7
Diluted net income per share attributable to AGCO Corporation and subsidiaries	$ 15.63	$ 11.87	$ 11.85

18. RELATED PARTY TRANSACTIONS

Rabobank, a financial institution based in the Netherlands, is a 51% owner in the Company's finance joint ventures, which are located in the United States, Canada, Europe, Brazil, Argentina and Australia. Rabobank is also the principal agent and participant in the Company's revolving credit facility (see Note 11). The majority of the assets of the Company's finance joint ventures represents finance receivables. The majority of the liabilities represents notes payable and accrued interest. Under the various joint venture agreements, Rabobank or its affiliates provide financing to the joint venture companies, primarily through lines of credit. During 2023, the Company made a total of approximately $24.6 million of additional investments in its finance joint venture in Brazil. During 2022 and 2021, the Company did not make additional investments in its finance joint ventures. During 2023, 2022, and 2021, the Company received approximately $28.9 million, $27.0 million and $84.4 million, respectively, of dividends from certain of its finance joint ventures.

The Company's finance joint ventures provide retail financing and wholesale financing to its dealers. The terms of the financing arrangements offered to the Company's dealers are similar to arrangements the finance joint ventures provide to unaffiliated third parties. In addition, the Company transfers, on an ongoing basis, a majority of its wholesale receivables in North America, Europe and Brazil to its U.S., Canadian, European and Brazilian finance joint ventures (see Note 4). The Company maintains a remarketing agreement with its U.S. finance joint venture and has outstanding guarantees of residual values that may be owed to its finance joint ventures in the U.S. and Canada upon the expiration of certain eligible operating leases and also has guarantees with its other finance joint ventures (see Note 22). In addition, as part of sales incentives provided to end users, the Company may from time to time subsidize interest rates of retail financing provided by its finance joint ventures. The cost of those programs is recognized at the time of sale to the Company's dealers (see Note 1).

The Company has a minority equity interest in Tractors and Farm Equipment Limited ("TAFE"), which manufactures and sells Massey Ferguson-branded equipment primarily in India, and also supplies tractors and components to the Company for sale in other markets. Mallika Srinivasan, who is the Chairman and Managing Director of TAFE, is currently a member of the Company's Board of Directors. As of December 31, 2023, TAFE beneficially owned 12,150,152 shares of the Company's common stock, not including shares of the Company's common stock received by Ms. Srinivasan for service as a director. The Company and TAFE are parties to an agreement pursuant to which, among other things, TAFE has agreed not to purchase in excess of 12,150,152 shares of the Company's common stock, subject to certain adjustments, and the Company has agreed to annually nominate a TAFE representative to its Board of Directors. During 2023, 2022 and 2021, the Company purchased approximately $171.6 million, $148.7 million and $137.6 million, respectively, of tractors and components from TAFE. During 2023, 2022 and 2021, the Company sold approximately $3.6 million, $1.2 million and $1.4 million, respectively, of parts to TAFE. The Company received dividends from TAFE of approximately $2.9 million, $2.1 million and $2.0 million during 2023, 2022 and 2021, respectively.

AGCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

19.   INCOME TAXES

The sources of income before income taxes and equity in net earnings of affiliates were as follows for the years ended December 31, 2023, 2022 and 2021 (in millions):

	2023	2022	2021
United States	$ (63.5)	$ (60.2)	$ 46.8
Foreign	1,397.0	1,167.4	897.5
Income before income taxes and equity in net earnings of affiliates	$ 1,333.5	$ 1,107.2	$ 944.3

The provision for income taxes by location of the taxing jurisdiction for the years ended December 31, 2023, 2022 and 2021 consisted of the following (in millions):

	2023	2022	2021
Current:			
United States	$ 61.2	$ 26.0	$ 3.4
Foreign	433.6	328.6	222.9
	494.8	354.6	226.3
Deferred:			
United States	(82.8)	(55.3)	(70.0)
Foreign	(181.6)	(2.7)	(47.9)
	(264.4)	(58.0)	(117.9)
	$ 230.4	$ 296.6	$ 108.4

The Company's income tax provision as of December 31, 2023 includes a benefit of $112.3 million related to the recognition of a deferred tax asset of $197.7 million, net of a valuation allowance of $85.4 million, related to the finalization of negotiations surrounding the application of Swiss Tax reform legislation enacted in 2020. The provision also includes a charge of approximately $26.4 million associated with our enrollment in a Brazilian tax amnesty program, "Litigation Zero", discussed further below.

A reconciliation of income taxes computed at the United States federal statutory income tax rate (21% for 2023, 2022 and 2021) to the provision for income taxes reflected in the Company's Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 is as follows (in millions):

	2023	2022	2021
Provision for income taxes at United States federal statutory rate	$ 280.0	$ 232.5	$ 198.3
State and local income taxes, net of federal income tax effects	(3.0)	(2.9)	2.2
Taxes on foreign income which differ from the United States statutory rate[1]	(193.9)	43.6	16.2
Tax effect of permanent differences	(20.5)	(0.2)	(6.4)
Change in valuation allowance[1]	116.5	0.7	(130.8)
Change in tax contingency reserves	33.2	25.5	36.6
Research and development tax credits	(9.6)	(6.9)	(7.4)
Brazil Amnesty Program, net of United States foreign tax credit	26.4	—	—
Other	1.3	4.3	(0.3)
	$ 230.4	$ 296.6	$ 108.4

_____
(1) In 2023, a gross deferred tax asset of $197.7 million less a valuation allowance of $85.4 million was recognized to reflect future Swiss tax incentives the Company anticipates it will be able to utilize by 2034 when the incentive expires.

The significant components of the deferred tax assets and liabilities at December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
Deferred Tax Assets:		
Net operating loss carryforwards	$ 42.1	$ 45.9
Sales incentive discounts	102.5	46.3
Inventory valuation reserves	50.0	34.4
Pensions and postretirement health care benefits	17.9	19.7
Warranty and other reserves	162.8	127.7
Research and development tax credits	5.1	6.9
Foreign tax credits	33.4	4.7
Swiss tax basis adjustment	197.7	—
Other	22.7	15.6
Total gross deferred tax assets	634.2	301.2
Valuation allowance	(149.8)	(47.3)
Total deferred tax assets	484.4	253.9
Deferred Tax Liabilities:		
Tax over book depreciation and amortization	102.5	123.6
Investment in affiliates	3.9	11.3
Other	19.0	2.5
Total deferred tax liabilities	125.4	137.4
Net deferred tax assets	$ 359.0	$ 116.5
Amounts recognized in Consolidated Balance Sheets:		
Deferred tax assets - noncurrent	$ 481.6	$ 228.5
Deferred tax liabilities - noncurrent	(122.6)	(112.0)
	$ 359.0	$ 116.5

As reflected in the preceding table, the Company recorded a net deferred tax asset of $359.0 million and $116.5 million as of December 31, 2023 and 2022, respectively, and had a valuation allowance against its gross deferred tax assets of approximately $149.8 million and $47.3 million as of December 31, 2023 and 2022, respectively.

The Company maintains a valuation allowance to reserve a portion of its net deferred tax assets in the United States and certain foreign jurisdictions. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets may not be realized. The Company assessed the likelihood that its deferred tax assets would be recovered from estimated future taxable income and the current economic climate, as well as available tax planning strategies, and determined that all adjustments to the valuation allowance were appropriate. The Company believes it is more likely than not that it will realize its remaining net deferred tax assets, net of the valuation allowance, in future years.

Changes in the valuation allowance during the years ended December 31, 2023, 2022 and 2021 are summarized as follows (in millions):

| Description | Balance at Beginning of Period | Additions | | Deductions[2] | Foreign Currency Translation | Balance at End of Period |
		Acquired Businesses	Charged (Credited) to Costs and Expenses[1]			
Year ended December 31, 2023						
Deferred tax valuation allowance	$ 47.3	$ —	$ 116.5	$ (16.7)	$ 2.7	$ 149.8
Year ended December 31, 2022						
Deferred tax valuation allowance	$ 47.4	$ —	$ 0.7	$ —	$ (0.8)	$ 47.3
Year ended December 31, 2021						
Deferred tax valuation allowance	$ 181.0	$ 0.4	$ (130.8)	$ —	$ (3.2)	$ 47.4

[1] The amounts recorded to expense in 2023 are primarily related to Switzerland and the U.S. There were no amounts credited or charged through other comprehensive income during 2023, 2022 and 2021.

[2] The deductions are primarily related to reversal of valuation allowance from the effective utilization of certain tax losses in the Brazil amnesty program during 2023.

The Company had net operating loss carryforwards of $133.9 million as of December 31, 2023, with expiration dates as follows: 2024 - $7.2 million; 2025 - $2.0 million; 2026 and thereafter - $73.9 million and unlimited - $50.8 million. The net operating loss carryforwards of $133.9 million are entirely in tax jurisdictions outside of the United States. The amount of the Company's U.S. state net operating loss carryforwards is not material.

The Company paid income taxes of $463.6 million, $304.0 million and $247.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company recognizes income tax benefits from uncertain tax positions only when there is a more than 50% likelihood that the tax positions will be sustained upon examination by the taxing authorities based on the technical merits of the positions. At December 31, 2023 and 2022, the Company had approximately $9.9 million and $10.4 million, respectively, of accrued or deferred taxes related to uncertain income tax positions connected with ongoing income tax audits in various jurisdictions that it expects to settle or pay in the next 12 months. At December 31, 2023 and 2022, the Company had approximately $344.2 million and $274.1 million, respectively, of accrued taxes reflected in "Other noncurrent liabilities", and approximately $2.9 million and $2.8 million of deferred tax assets, respectively, related to uncertain tax positions that it expects to settle or pay beyond 12 months, reflected in "Deferred tax assets" in the Company's Consolidated Balance Sheets. The Company accrued approximately $0.3 million and $6.0 million of interest and penalties related to unrecognized tax benefits in its provision for income taxes during 2023 and 2022, respectively. At December 31, 2023 and 2022, the Company had accrued interest and penalties related to unrecognized tax benefits of $27.9 million and $25.8 million, respectively.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits as of and during the years ended December 31, 2023 and 2022 is as follows (in millions):

	2023	2022
Gross unrecognized income tax benefits at the beginning of the year	$ 281.7	$ 246.4
Additions for tax positions of the current year	67.9	51.7
Additions for tax positions of prior years	5.5	3.9
Reductions for tax positions of prior years for:		
Changes in judgments	2.8	(6.5)
Settlements during the year	(15.4)	(0.6)
Lapses of applicable statute of limitations	(2.0)	(1.2)
Foreign currency translation and other	10.7	(12.0)
Gross unrecognized income tax benefits at the end of the year	$ 351.2	$ 281.7

At December 31, 2023 and 2022, the Company had $351.2 million and $281.7 million, respectively, of unrecognized income tax benefits, which would affect the Company's effective tax rate if recognized. The reconciliation of gross unrecognized income tax benefits above for 2023 and 2022 excludes certain indirect favorable effects that relate to other tax jurisdictions of approximately $103.9 million and $74.0 million, respectively. The change in certain indirect favorable effects between 2023 and 2022 includes approximately $26.7 million and $22.4 million, respectively, related to additions and reductions for tax positions of current and prior years, changes in judgments and lapses of statutes of limitations. During 2022, the Company made the determination that it will be able to utilize approximately $15.7 million of indirect favorable benefits in the United States related to the settlement of a foreign audit examination. In addition, the gross unrecognized income tax benefits as of December 31, 2023 and 2022 exclude certain deposits made in a foreign jurisdiction of approximately $26.9 million, net of $19.7 million refunds received, and $45.1 million, respectively, associated with an ongoing audit.

The Company and its subsidiaries file income tax returns in the United States and in various state, local and foreign jurisdictions. The Company and its subsidiaries are routinely examined by tax authorities in these jurisdictions. As of December 31, 2023, a number of income tax examinations in foreign jurisdictions, as well as the United States, were ongoing. It is possible that certain of these ongoing examinations may be resolved within 12 months. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that the Company's gross unrecognized income tax benefits balance may materially change within the next 12 months. In certain foreign jurisdictions, there are either statutory expirations or the Company's settlement expectations such that approximately $9.9 million could be concluded within the next 12 months. Although there are ongoing examinations in various federal and state jurisdictions, the 2019 through 2023 tax years generally remain subject to examination in the United States by applicable authorities. In the Company's significant foreign jurisdictions, primarily the United Kingdom, France, Germany, Switzerland, Finland and Brazil, the 2019 through 2023 tax years generally remain subject to examination by their respective tax authorities.

In 2008 and 2012, as part of routine audits, the Brazilian taxing authorities disallowed deductions relating to the amortization of certain goodwill recognized in connection with a reorganization of the Company's Brazilian operations and the related transfer of certain assets to the Company's Brazilian subsidiaries. The amount of the tax disallowance through December 31, 2023, not including interest and penalties, would have been approximately 131.5 million Brazilian reais (or approximately $27.1 million). The amount ultimately in dispute would have been significantly greater because of interest and penalties. The Company historically had been advised by its legal and tax advisors that its position with respect to the deductions was allowable under the tax laws of Brazil. The Company contested the disallowance and maintained that it was not likely that the assessment, interest or penalties would require payment. The ultimate outcome of the case would not have been determined until the Brazilian tax appeal process was completed.

On January 12, 2023, the Brazilian government issued a "Litigation Zero" tax amnesty program, whereby cases being disputed at the administrative court level of review for a period of more than ten years could be considered for amnesty. Enrollment in the amnesty program would not be considered an admission of guilt with respect to outstanding cases. The amnesty program allowed companies to settle outstanding contested cases at a significant monetary discount. After weighing various impacts involved with enrollment, including the avoidance of potential interest, penalties and legal costs, the Company enrolled in the program in the quarter ended March 31, 2023. The Company recorded approximately 182.6 million Brazilian reais (or approximately $34.8 million) within "Income tax provision" for the year ended December 31, 2023, net of associated U.S. income tax credits of approximately $8.4 million related to its enrollment in the program. The Company paid installment payments related to the program of 188.5 million Brazilian reais (or approximately $37.8 million) during the year ended December 31, 2023, inclusive of $1.2 million of interest on payments and approximately $1.8 million of foreign currency translation impacts. The final installment payment was made in October 2023.

20.   PENSION AND POSTRETIREMENT BENEFIT PLANS

The Company sponsors defined benefit pension plans covering certain employees, principally in the United Kingdom, the United States, Germany, Switzerland, Finland, France, Norway and Argentina. The Company also provides certain postretirement health care and life insurance benefits for certain employees, principally in the United States and Brazil.

The Company also maintains an Executive Nonqualified Pension Plan ("ENPP") that provides certain senior executives with retirement income for a period of 15 years or up to a lifetime annuity, if certain requirements are met. Benefits under the ENPP vest if the participant has attained age 50 and has at least ten years of service (including five years as a participant in the ENPP), but are not payable until the participant reaches age 65. The lifetime annuity benefit generally is available only to vested participants who retire on or after reaching age 65 and was eliminated during 2021 for participants reaching age 65 subsequent to December 31, 2022. The ENPP is an unfunded, nonqualified defined benefit pension plan.

Net annual pension costs for the years ended December 31, 2023, 2022 and 2021 for the Company's defined benefit pension plans and ENPP are set forth below (in millions):

Pension benefits	2023	2022	2021
Service cost	$ 9.6	$ 12.8	$ 15.0
Interest cost	29.3	14.8	12.6
Expected return on plan assets	(30.4)	(16.9)	(31.3)
Amortization of net actuarial losses	9.4	8.7	16.5
Amortization of prior service cost	1.5	0.1	0.7
Net (gain) loss recognized due to settlement	0.4	(0.4)	0.1
Curtailment gain [1]	—	—	(1.2)
Net annual pension cost	$ 19.8	$ 19.1	$ 12.4

_____
[1] During 2021, the Company amended its Executive Nonqualified Pension Plan ("ENPP") to freeze the plan as of December 31, 2024 to future benefit accruals, and to eliminate a lifetime annuity feature for participants working to age 65 subsequent to December 31, 2022. This amendment resulted in a curtailment gain as well as a net prior service credit.

The components of net periodic pension and postretirement benefits cost, other than the service cost component, are included in "Other expense, net" in the Company's Consolidated Statements of Operations.

The weighted average assumptions used to determine the net annual pension costs for the Company's defined benefit pension plans and ENPP for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
All plans:			
Weighted average discount rate	4.9 %	1.9 %	1.5 %
Weighted average expected long-term rate of return on plan assets	5.5 %	2.3 %	3.9 %
Rate of increase in future compensation	1.8%-5.0%	1.5%-5.0%	1.5%-5.0%
U.S.-based plans:			
Weighted average discount rate	5.70 %	3.05 %	2.75 %
Weighted average expected long-term rate of return on plan assets[1]	5.8 %	4.3 %	5.0 %
Rate of increase in future compensation[2]	5.0 %	5.0 %	5.0 %

_____
[1] Applicable for U.S. funded, qualified plan.
[2] Applicable for U.S. unfunded, nonqualified plan.

Net annual postretirement benefit costs, and the weighted average discount rate used to determine them, for the years ended December 31, 2023, 2022 and 2021 are set forth below (in millions, except percentages):

Postretirement benefits	2023	2022	2021
Service cost	$ 0.1	$ 0.1	$ 0.1
Interest cost	1.3	0.9	0.9
Amortization of net actuarial losses	—	—	0.1
Amortization of prior service cost	0.2	0.1	0.1
Net annual postretirement benefit cost	$ 1.6	$ 1.1	$ 1.2
Weighted average discount rate	6.6 %	4.1 %	3.8 %

The following tables set forth reconciliations of the changes in benefit obligation, plan assets and funded status as of December 31, 2023 and 2022 (in millions):

Change in benefit obligation	Pension and ENPP Benefits		Postretirement Benefits	
	2023	2022	2023	2022
Benefit obligation at beginning of year	$ 611.6	$ 904.8	$ 21.2	$ 22.6
Service cost	9.6	12.8	0.1	0.1
Interest cost	29.3	14.8	1.3	0.9
Plan participants' contributions	1.3	1.2	—	—
Actuarial losses (gains)	21.6	(227.2)	1.7	(0.9)
Amendments	0.1	25.5	—	—
Settlements	(4.9)	(5.0)	—	—
Benefits paid	(46.1)	(44.0)	(1.8)	(1.7)
Foreign currency exchange rate changes	24.5	(71.3)	0.5	0.2
Benefit obligation at end of year	$ 647.0	$ 611.6	$ 23.0	$ 21.2

Change in plan assets	Pension and ENPP Benefits		Postretirement Benefits	
	2023	2022	2023	2022
Fair value of plan assets at beginning of year	$ 528.7	$ 815.6	$ —	$ —
Actual return on plan assets	31.2	(197.1)	—	—
Employer contributions	35.1	34.1	1.8	1.7
Plan participants' contributions	1.3	1.2	—	—
Benefits paid	(46.1)	(44.0)	(1.8)	(1.7)
Settlements	(4.9)	(5.0)	—	—
Foreign currency exchange rate changes	26.7	(76.1)	—	—
Fair value of plan assets at end of year	$ 572.0	$ 528.7	$ —	$ —
Funded status	$ (75.0)	$ (82.9)	$ (23.0)	$ (21.2)

Amounts recognized in Consolidated Balance Sheets:				
Other long-term asset	$ 85.0	$ 66.3	$ —	$ —
Other current liabilities	(7.4)	(7.0)	(1.6)	(1.6)
Accrued expenses	(4.1)	(3.8)	—	—
Pensions and postretirement health care benefits (noncurrent)	(148.5)	(138.4)	(21.4)	(19.6)
Net amount recognized	$ (75.0)	$ (82.9)	$ (23.0)	$ (21.2)

The following table summarizes the activity in accumulated other comprehensive loss related to the Company's ENPP and defined pension and postretirement benefit plans during the years ended December 31, 2023 and 2022 (in millions):

	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated other comprehensive loss as of December 31, 2021	$ (302.4)	$ (72.0)	$ (230.4)
Prior service (cost) credit arising during the year	(25.5)	(6.4)	(19.1)
Net (gain) loss recognized due to settlement	(0.4)	—	(0.4)
Net actuarial gain (loss) arising during the year	15.0	2.7	12.3
Amortization of prior service cost	0.2	0.2	—
Amortization of net actuarial losses	8.7	2.3	6.4
Accumulated other comprehensive loss as of December 31, 2022	$ (304.4)	$ (73.2)	$ (231.2)
Prior service (cost) credit arising during the year	—	—	—
Net (gain) loss recognized due to settlement	0.4	—	0.4
Net actuarial gain (loss) arising during the year	(21.5)	(5.4)	(16.1)
Amortization of prior service cost	1.7	0.4	1.3
Amortization of net actuarial losses	9.4	2.4	7.0
Accumulated other comprehensive loss as of December 31, 2023	$ (314.4)	$ (75.8)	$ (238.6)

The unrecognized net actuarial losses included in accumulated other comprehensive loss related to the Company's defined benefit pension plans and ENPP as of December 31, 2023 and 2022 are set forth below (in millions):

	2023	2022
Unrecognized net actuarial losses	$ 280.2	$ 270.0

The increase in unrecognized net actuarial losses between years is primarily due to liability losses due to the total net impact of the changes in the assumptions, specifically the reduction in the discount rates, as well as the losses due to plan experience at December 31, 2023 compared to December 31, 2022. The unrecognized net actuarial losses will be impacted in future periods by actual asset returns, discount rate changes, currency exchange rate fluctuations, actual demographic experience and certain other factors. For some of the Company's defined benefit pension plans, these losses, to the extent they exceed 10% of the greater of the plan's liabilities or the fair value of assets ("the gain/loss corridor"), will be amortized on a straight-line basis over the periods discussed as follows. For the Company's U.S. salaried, U.S. hourly and U.K. defined benefit pension plans, the population covered is predominantly inactive participants, and losses related to those plans, to the extent they exceed the gain/loss corridor, will be amortized over the average remaining lives of those participants while covered by the respective plan. For the Company's ENPP, the population is predominantly active participants, and losses related to the plan will be amortized over the average future working lifetime of the active participants expected to receive benefits. As of December 31, 2023, the average amortization periods were as follows:

	ENPP	U.S. Plans	U.K. Plan
Average amortization period of losses related to defined benefit pension plans	6 years	13 years	18 years

The following table summarizes the unrecognized prior service cost related to the Company's defined benefit pension plans as of December 31, 2023 and 2022 (in millions):

	2023	2022
Unrecognized prior service cost	$ 31.4	$ 32.5

The decrease in the unrecognized prior service cost between years is due primarily to the amortization of unrecognized prior service cost related to prior plan amendments. The unrecognized prior service cost as of December 31, 2022 included a revision of approximately $25.5 million due to the Company updating its estimate of current assumptions, interpretations and approach affecting the Company's defined benefit pension obligations related to certain defined benefit plans.

The following table summarizes the unrecognized net actuarial gains included in the Company's accumulated other comprehensive loss related to the Company's U.S. and Brazilian postretirement health care benefit plans as of December 31, 2023 and 2022 (in millions):

	2023	2022
Unrecognized net actuarial gains[1]	$ (0.2)	$ (2.0)

_____
(1) Includes a gain of approximately $1.2 million and $1.1 million, respectively, related to the Company's U.S. postretirement benefit plans.

The change in unrecognized net actuarial gains related to the Company's U.S. and Brazilian postretirement benefit plans is primarily resulting from lower discount rates at December 31, 2023. The unrecognized net actuarial gains or losses will be impacted in future periods by discount rate changes, actual demographic experience, actual health care inflation and certain other factors. These gains or losses, to the extent they exceed the gain/loss corridor, will be amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits, or the average remaining lives of inactive participants, covered under the postretirement benefit plans. As of December 31, 2023, the gains or losses did not exceed the corridor for the Company's U.S. postretirement benefit plan and therefore, there will be no amortization of unrecognized gains or losses during 2024.

As of December 31, 2023 and 2022, the net prior service cost related to the Company's Brazilian postretirement health care benefit plans was as follows (in millions):

	2023	2022
Net prior service cost	$ 3.0	$ 3.1

The following table summarizes the fair value of plan assets, aggregate projected benefit obligation and accumulated benefit obligation as of December 31, 2023 and 2022 for defined benefit pension plans, ENPP and other postretirement plans with accumulated benefit obligations in excess of plan assets (in millions):

	2023	2022
All plans:		
Fair value of plan assets	$ 37.3	$ 39.4
Projected benefit obligation	220.2	209.8
Accumulated benefit obligation	209.3	199.0
U.S.-based plans and ENPP:		
Fair value of plan assets	$ —	$ 3.3
Projected benefit obligation	104.9	106.1
Accumulated benefit obligation	104.1	103.4

The amounts for 2023 and 2022 disclosed above do not include the fair value of plan assets, the projected benefit obligation or the accumulated benefit obligation related to the Company's U.K. plan. The Company's U.K. plan's fair value of plan assets was in excess of the plan's accumulated benefit obligation as of December 31, 2023 and 2022.

The Company's defined benefit pension obligation has been reflected on the manner in which its defined benefit plans are being administered or expected to be administered in the future. The obligation and resulting liability or asset is calculated employing both actuarial and legal assumptions. These assumptions include, but are not limited to, future inflation, the return on pension assets, discount rates, life expectancy and potential salary increases. There are also assumptions related to the manner in which individual benefit plan benefits are calculated, some of which are legal in nature and include, but are not limited to, member eligibility, years of service, and the uniformity of both guaranteed minimum pension benefits and member normal retirement ages for men and women. Some of these assumptions also are subject to the outcome of certain legal cases, which are currently unknown. In the event that any of these assumptions or the administration approach are proven to be different from the Company's current interpretations and approach, there could be material increases or decreases in the Company's defined benefit pension obligation and related amounts such as prior service cost and actuarial gains and losses, as well as the related amount and timing of future contributions to be paid by the Company. As previously mentioned, during 2022, the Company updated its estimate of current assumptions, interpretations and approach affecting the Company's defined benefit pension obligations related to certain defined benefit plans and recorded a revision of its estimate of prior service cost of approximately $25.5 million.

The weighted average assumptions used to determine the benefit obligation for the Company's defined benefit pension plans and ENPP as of December 31, 2023 and 2022 are as follows:

	2023	2022
All plans:		
Weighted average discount rate	4.5 %	4.9 %
Rate of increase in future compensation	1.70%-5.0%	1.75%-5.0%
U.S.-based plans:		
Weighted average discount rate	5.30 %	5.70 %
Rate of increase in future compensation[1]	5.00 %	5.00 %

_____

(1)   Applicable for U.S. unfunded, nonqualified plan.

The weighted average discount rate used to determine the benefit obligation for the Company's postretirement benefit plans for the years ended December 31, 2023 and 2022 was 6.7% and 6.6%, respectively.

For the years ended December 31, 2023, 2022 and 2021, the Company used a globally consistent methodology to set the discount rate in the countries where its largest benefit obligations exist. In the United States, the United Kingdom and the Euro Zone, the Company constructed a hypothetical bond portfolio of high-quality corporate bonds and then applied the cash flows of the Company's benefit plans to those bond yields to derive a discount rate. The bond portfolio and plan-specific cash flows vary by country, but the methodology in which the portfolio is constructed is consistent. In the United States, the bond portfolio is large enough to result in taking a "settlement approach" to derive the discount rate, in which high-quality corporate bonds are assumed to be purchased and the resulting coupon payments and maturities are used to satisfy the Company's U.S. pension plans' projected benefit payments. Historically, the settlement approach was used for both the hourly and salaried plans and the ENPP. As a result of the termination of the Plan in 2023, the Company changed the discount rate methodology to align more closely with the expected termination liability of the Plan. The discount rate was derived using a "yield curve approach" consistent with the approach for the United Kingdom and Euro Zone as described below. The settlement approach used for the ENPP has not changed. In the United Kingdom and the Euro Zone, the discount rate is derived using a "yield curve approach," in which an individual spot rate, or zero coupon bond yield, for each future annual period is developed to discount each future benefit payment and, thereby, determine the present value of all future payments. The Company uses a spot yield curve to determine the discount rate applicable in the United Kingdom to measure the U.K. pension plan's service cost and interest cost. Under the settlement and yield curve approaches, the discount rate is set to equal the single discount rate that produces the same present value of all future payments.

For measuring the expected U.S. postretirement benefit obligation at December 31, 2023, the Company assumed a 7.8% health care cost trend rate for 2024 decreasing to 5.0% by 2035. For measuring the expected U.S. postretirement benefit obligation at December 31, 2022, the Company assumed a 8.0% health care cost trend rate for 2023 decreasing to 5.0% by 2035. For measuring the Brazilian postretirement benefit plan obligation at December 31, 2023, the Company assumed a 10.2% health care cost trend rate for 2024, decreasing to 4.5% by 2034. For measuring the Brazilian postretirement benefit plan obligation at December 31, 2022, the Company assumed a 10.2% health care cost trend rate for 2023, decreasing to 4.5% by 2033.

The Company currently estimates its minimum contributions and benefit payments to its U.S.-based underfunded defined benefit pension plans and unfunded ENPP for 2024 will aggregate approximately $5.0 million. The Company currently estimates its minimum contributions for underfunded plans and benefit payments for unfunded plans for 2024 to its non-U.S.-based defined benefit pension plans will aggregate approximately $24.4 million, of which approximately $13.9 million relates to its U.K. pension plan. The Company currently estimates its benefit payments for 2024 to its U.S.-based postretirement health care and life insurance benefit plans will aggregate approximately $1.6 million and its benefit payments for 2024 to its Brazilian postretirement health care benefit plans will aggregate less than $0.1 million.

During 2023, approximately $51.0 million of benefit payments were made related to the Company's defined benefit pension plans and ENPP. At December 31, 2023, the aggregate expected benefit payments for the Company's defined benefit pension plans and ENPP are as follows (in millions):

2024	$	50.1
2025		46.8
2026		47.3
2027		47.6
2028		47.2
2029 through 2033		256.5
	$	495.5

During 2023, approximately $1.8 million of benefit payments were made related to the Company's U.S. and Brazilian postretirement benefit plans. At December 31, 2023, the aggregate expected benefit payments for the Company's U.S. and Brazilian postretirement benefit plans are as follows (in millions):

2024	$	1.7
2025		1.7
2026		1.7
2027		1.7
2028		1.8
2029 through 2033		8.6
	$	17.2

Investment Strategy and Concentration of Risk

The weighted average asset allocation of the Company's U.S. pension benefit plans as of December 31, 2023 and 2022 are as follows:

Asset Category	2023	2022
Equity securities	— %	10 %
Fixed income securities	89 %	79 %
Other investments	11 %	11 %
Total	100 %	100 %

The weighted average asset allocation of the Company's U.K. pension benefit plans as of December 31, 2023 and 2022 are as follows:

Asset Category	2023	2022
Equity securities	11 %	11 %
Fixed income securities	82 %	80 %
Other investments	7 %	9 %
Total	100 %	100 %

The Company categorizes its pension plan assets into one of three levels based on the assumptions used in valuing the asset. See Note 21 for a discussion of the fair value hierarchy as per the guidance in ASC 820, "Fair Value Measurements" ("ASC 820"). The Company's valuation techniques are designed to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses the following valuation methodologies to measure the fair value of its pension plan assets:

- *Equity Securities*: Equity securities are valued on the basis of the closing price per unit on each business day as reported on the applicable exchange. Equity funds are valued using the net asset value of the fund, which is based on the fair value of the underlying securities.

- *Fixed Income*: Fixed income securities are valued using the closing prices in the active market in which the fixed income investment trades. Fixed income funds are valued using the net asset value of the fund, which is based on the fair value of the underlying securities.

- *Cash*: These investments primarily consist of short-term investment funds which are valued using the net asset value.

- *Alternative Investments*: These investments are reported at fair value as determined by the general partner of the alternative investment. The "market approach" valuation technique is used to value investments in these funds. The funds typically are open-end funds as they generally offer subscription and redemption options to investors. The frequency of such subscriptions or redemptions is dictated by each fund's governing documents. The amount of liquidity provided to investors in a particular fund generally is consistent with the liquidity and risk associated with the underlying portfolio (i.e., the more liquid the investments in the portfolio, the greater the liquidity provided to investors). Liquidity of individual funds varies based on various factors and may include "gates," "holdbacks" and "side pockets" imposed by the manager of the fund, as well as redemption fees that may also apply. Investments in these funds typically are valued utilizing the net asset valuations provided by their underlying investment managers, general partners or administrators. The funds consider subscription and redemption rights, including any restrictions on the disposition of the interest, in its determination of the fair value.

- *Insurance Contracts*: Insurance contracts are valued using current prevailing interest rates.

The fair value of the Company's pension assets as of December 31, 2023 is as follows (in millions):

	Total	Level 1	Level 2	Level 3
Equity securities:				
Global equities	$ 55.8		$ 55.8	$ —
Total equity securities	55.8	—	55.8	—
Fixed income:				
Aggregate fixed income	437.1	437.1	—	—
Total fixed income share[1]	437.1	437.1	—	—
Alternative investments:				
Private equity fund	2.2		—	2.2
Hedge funds measured at net asset value[4]	33.2	—	—	—
Total alternative investments[2]	35.4	—	—	2.2
Miscellaneous funds[3]	38.8	—	—	38.8
Cash and equivalents measured at net asset value[4]	4.9	—	—	—
Total assets	$ 572.0	$ 437.1	$ 55.8	$ 41.0

_____

(1) 67% of "fixed income" securities are in government treasuries; 27% are in foreign securities; 4% are in investment-grade corporate bonds; 2% are in high-yield securities.

(2) 53% of "alternative investments" are in relative value funds; 24% are in long-short equity funds; 8% are in event-driven funds; 9% are in credit funds; and 6% are distributed in hedged and non-hedged funds.

(3) "Miscellaneous funds" is comprised of insurance contracts in Finland, Norway and Switzerland.

(4) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

The following is a reconciliation of Level 3 assets as of December 31, 2023 (in millions):

	Total	Alternative Investments	Miscellaneous Funds
Beginning balance as of December 31, 2022	$ 40.2	$ 2.4	$ 37.8
Actual return on plan assets:			
(a) Relating to assets still held at reporting date	2.6	(0.2)	2.8
Purchases, sales and /or settlements	(3.0)	—	(3.0)
Foreign currency exchange rate changes	1.2	—	1.2
Ending balance as of December 31, 2023	$ 41.0	$ 2.2	$ 38.8

The fair value of the Company's pension assets as of December 31, 2022 is as follows (in millions):

	Total	Level 1	Level 2	Level 3
Equity securities:				
Global equities	$ 50.1	$ 8.7	$ 41.4	$ —
U.S. large cap equities	2.9	2.9	—	—
Total equity securities	53.0	11.6	41.4	—
Fixed income:				
Aggregate fixed income	394.1	394.1	—	—
Total fixed income share[1]	394.1	394.1	—	—
Alternative investments:				
Private equity fund	2.4	—	—	2.4
Hedge funds measured at net asset value[4]	32.2	—	—	—
Total alternative investments[2]	34.6	—	—	2.4
Miscellaneous funds[3]	37.8	—	—	37.8
Cash and equivalents measured at net asset value[4]	9.2	—	—	—
Total assets	$ 528.7	$ 405.7	$ 41.4	$ 40.2

(1) 57% of "fixed income" securities are in government treasuries; 21% are in foreign securities; 14% are in investment-grade corporate bonds; 7% are in high-yield securities and 1% are in other various fixed income securities.
(2) 51% of "alternative investments" are in relative value funds; 23% are in long-short equity funds; 11% are in event-driven funds; 9% are in credit funds; and 6% are distributed in hedged and non-hedged funds.
(3) "Miscellaneous funds" is comprised of insurance contracts in Finland, Norway and Switzerland.
(4) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

The following is a reconciliation of Level 3 assets as of December 31, 2022 (in millions):

	Total	Alternative Investments	Miscellaneous Funds
Beginning balance as of December 31, 2021	$ 43.7	$ 3.5	$ 40.2
Actual return on plan assets:			
(a) Relating to assets still held at reporting date	(0.9)	(1.1)	0.2
Purchases, sales and /or settlements	(0.2)	—	(0.2)
Foreign currency exchange rate changes	(2.4)	—	(2.4)
Ending balance as of December 31, 2022	$ 40.2	$ 2.4	$ 37.8

All tax-qualified pension fund investments in the United States are held in the AGCO Corporation Master Pension Trust. The Company's global pension fund strategy is to diversify investments across broad categories of equity and fixed income securities with appropriate use of alternative investment categories to minimize risk and volatility. The primary investment objective of the Company's pension plans is to secure participant retirement benefits. As such, the key objective in the pension plans' financial management is to promote stability and, to the extent appropriate, growth in funded status.

The investment strategy for the plans' portfolio of assets balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the pension fund investments in an effort to accomplish the plans' funding objectives. The overall investment strategies and target allocations of retirement fund investments for the Company's U.S.-based pension plans and the non-U.S. based pension plans are as follows:

	U.S. Pension Plans	Non-U.S. Pension Plans[1]
Overall investment strategies:[2]		
Assets for the near-term benefit payments	80.0 %	85.0 %
Assets for longer-term growth	20.0 %	15.0 %
Total	100.0 %	100.0 %
Target allocations:		
Equity securities	17.0 %	10.0 %
Fixed income securities	80.0 %	85.0 %
Alternative investments	3.0 %	5.0 %
Total	100.0 %	100.0 %

_____
(1)   The majority of the Company's non-U.S. pension fund investments are related to the Company's pension plan in the United Kingdom.
(2)   The overall U.S. and non-U.S. pension funds invest in a broad diversification of asset types.

The Company has noted that over very long periods, this mix of investments would achieve an average return on its U.S.-based pension plans of approximately 5.80%. In arriving at the choice of an expected return assumption of 5.75% for its U.S. plans for the year ending December 31, 2024, the Company has tempered this historical indicator with lower expectations for returns and changes to investments in the future as well as the administrative costs of the plans. The Company has noted that over very long periods, this mix of investments would achieve an average return on its non-U.S. based pension plans of approximately 7.10%. In arriving at the choice of an expected return assumption of 5.75% for its U.K.-based plans for the year ending December 31, 2024, the Company has tempered this historical indicator with lower expectations for returns and changes to investments in the future as well as the administrative costs of the plans.

Equity securities primarily include investments in large-cap and small-cap companies located across the globe. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, agency mortgages, asset-backed securities and government securities. Alternative and other assets include investments in hedge fund of funds that follow diversified investment strategies. To date, the Company has not invested pension funds in its own stock and has no intention of doing so in the future.

Within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, dependence on economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms, who are bound by precise mandates and are measured against specific benchmarks. Among asset managers, consideration is given, among others, to balancing security concentration, issuer concentration, investment style and reliance on particular active investment strategies.

The Company participates in a small number of multiemployer plans in the Netherlands and Sweden. The Company has assessed and determined that none of the multiemployer plans which it participates in are individually, or in the aggregate, significant to the Company's Consolidated Financial Statements. The Company does not expect to incur a withdrawal liability or expect to significantly increase its contributions over the remainder of the multiemployer plans' contract periods.

The Company maintains separate defined contribution plans covering certain employees and executives, primarily in the United States, the United Kingdom and Brazil. Under the plans, the Company contributes a specified percentage of each eligible employee's compensation. The Company contributed approximately $21.1 million, $17.9 million and $16.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company categorizes its assets and liabilities into one of three levels based on the assumptions used in valuing the asset or liability. Estimates of fair value for financial assets and liabilities are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - Model-derived valuations in which one or more significant inputs are unobservable.

The Company categorizes its pension plan assets into one of the three levels of the fair value hierarchy. See Note 20 for a discussion of the valuation methods used to measure the fair value of the Company's pension plan assets.

The Company enters into foreign currency, commodity and interest rate swap contracts. The fair values of the Company's derivative instruments are determined using discounted cash flow valuation models. The significant inputs used in these models are readily available in public markets, or can be derived from observable market transactions, and therefore have been classified as Level 2. Inputs used in these discounted cash flow valuation models for derivative instruments include the applicable exchange rates, forward rates or interest rates. Such models used for option contracts also use implied volatility. See Note 14 for a discussion of the Company's derivative instruments and hedging activities.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022 are summarized below (in millions):

| | As of December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Derivative assets	$ —	$ 38.7	$ —	$ 38.7
Derivative liabilities	—	14.0	—	14.0

| | As of December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Derivative assets	$ —	$ 40.9	$ —	$ 40.9
Derivative liabilities	—	40.4	—	40.4

The carrying amounts of long-term debt under the Company's 1.002% EIB senior term loan due 2025, EIB senior term loan due 2029 and senior term loans due between 2023 and 2028 approximate fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities. At December 31, 2023, the estimated fair value of the Company's 0.800% senior notes due 2028, based on listed market values, was approximately €526.9 million (or approximately $583.1 million), compared to the carrying value of €600.0 million (or approximately $664.0 million). See Note 11 for additional information on the Company's long-term debt.

22. COMMITMENTS AND CONTINGENCIES

The future payments required under the Company's significant commitments, excluding indebtedness, as of December 31, 2023 are as follows (in millions):

Interest payments on indebtedness – The Company expects to make interest payments of approximately $56.1 million during the year ending December 31, 2024 related to indebtedness outstanding as of December 31, 2023. Indebtedness amounts reflect the principal amount of the Company's EIB senior term loans, senior notes, credit facility and certain short-term borrowings, gross of any debt issuance costs. The projected amount of interest payments includes assumptions regarding the future fluctuations in interest rates, as well as borrowings under the Company's revolving credit facility and other variable debt instruments. The projected amount does not include interest payments related to future indebtedness expected to finance the planned Trimble Ag joint venture. Refer to Note 11 of the Consolidated Financial Statements for additional information regarding indebtedness.

Unconditional purchase obligations – As of December 31, 2023, the Company had approximately $263.7 million of outstanding purchase obligations payable during the year ending December 31, 2024. The Company's unconditional purchase obligations are primarily payable within 12 months.

Other short-term and long-term obligations – As of December 31, 2023, the Company has approximately $9.9 million of income tax liabilities related to uncertain income tax provisions connected with ongoing income tax audits in various jurisdictions that it expects to pay or settle within the next 12 months. These liabilities and related income tax audits are subject to statutory expiration. Additionally, we had approximately $16.7 million of estimated future minimum contribution requirements under our U.S. and non-U.S. defined benefit pension and postretirement plans due during the year ending December 31, 2024. Refer to Notes 19 and 20 of the Consolidated Financial Statements for additional information regarding the Company's uncertain tax positions and pension and postretirement plans, respectively. These obligations comprise a majority of the Company's other short-term and long-term obligations.

Off-Balance Sheet Arrangements

Guarantees

At December 31, 2023, the Company had outstanding guarantees issued to its Argentine finance joint venture, AGCO Capital Argentina S.A. ("AGCO Capital") of approximately $42.2 million. Such guarantees generally obligate the Company to repay outstanding finance obligations owed to AGCO Capital if end users default on such loans to the extent that, due to non-Credit Risk, the end users are not able, or not required, to pay their loans, or are required to pay in a different currency than the one agreed in their loan. The Company also has obligations to guarantee indebtedness owed to certain of its finance joint ventures if dealers or end users default on loans. Losses under such guarantees historically have been insignificant. The Company believes the credit risk associated with these guarantees is not material.

In addition, at December 31, 2023, the Company accrued approximately $13.8 million of outstanding guarantees of residual values that may be owed to its finance joint ventures in the United States and Canada upon expiration of certain eligible operating leases between the finance joint ventures and end users. The maximum potential amount of future payments under the guarantees is approximately $182.1 million.

Other

At December 31, 2023, the Company had outstanding designated and non-designated foreign exchange contracts with a gross notional amount of approximately $3,387.3 million. The outstanding contracts as of December 31, 2023 range in maturity through December 2024. The Company also had outstanding designated steel commodity contracts with a gross notional amount of approximately $2.5 million that range in maturity through June 2024.

The Company sells a majority of its wholesale receivables in North America, Europe and Brazil to its U.S., Canadian, European and Brazilian finance joint ventures. The Company also sells certain accounts receivable under factoring arrangements to financial institutions around the world. The Company accounts for the sale of such receivables as off-balance sheet transactions. Refer to Note 4 for discussion of the Company's accounts receivable sales agreements.

Contingencies

During 2017, the Company purchased Precision Planting, which provides precision agricultural technology solutions. In 2018, Deere & Company ("Deere") filed separate complaints in the U.S. District Court of Delaware against the Company and Precision Planting alleging that certain products of those entities infringed certain patents of Deere. The two complaints subsequently were consolidated into a single case, Case No. 1:18-cv-00827-CFC. In July 2022, the case was tried before a jury, which determined that the Company and Precision Planting had not infringed the Deere patents. Following customary post-trial procedures, the Court entered a judgement in the Company's favor, and Deere appealed the judgment to the U.S. Court of Appeals for the Federal Circuit. The appeal is fully briefed and is awaiting oral arguments before the court. The Company has an indemnity right under the purchase agreement related to the acquisition of Precision Planting from its previous owner. Pursuant to that right, the previous owner of Precision Planting currently is responsible for the litigation costs associated with the complaint and is obligated to reimburse AGCO for some or all of the damages in the event of an adverse outcome in the litigation.

The Company is a party to various other legal claims and actions incidental to its business. The Company believes that none of these claims or actions, either individually or in the aggregate, is material to its business or financial statements as a whole, including its results of operations and financial condition.

23.   LEASES

Total lease assets and liabilities at December 31, 2023 and 2022 were as follows (in millions):

Lease Assets	Classification	As of December 31, 2023	As of December 31, 2022
Operating ROU assets	Right-of-use lease assets	$ 176.2	$ 163.9
Finance lease assets	Property, plant and equipment, net[1]	6.5	6.7
Total lease assets		$ 182.7	$ 170.6

Lease Liabilities	Classification	As of December 31, 2023	As of December 31, 2022
Current:			
Operating	Accrued expenses	$ 45.4	$ 42.2
Finance	Other current liabilities	0.5	0.7
Noncurrent:			
Operating	Operating lease liabilities	134.4	125.4
Finance	Other noncurrent liabilities	5.4	5.4
Total lease liabilities		$ 185.7	$ 173.7

_____

(1) Finance lease assets are recorded net of accumulated depreciation of $3.1 million and $5.1 million as of December 31, 2023 and 2022, respectively.

Total lease costs for 2023 and 2022 are set forth below (in millions):

	Classification	Year Ended December 31, 2023	Year Ended December 31, 2022
Operating lease cost	Selling, general and administrative expenses	$ 57.2	$ 51.2
Variable lease cost	Selling, general and administrative expenses	2.3	1.7
Short-term lease cost	Selling, general and administrative expenses	24.1	17.5
Finance lease cost:			
Amortization of lease assets	Depreciation expense[1]	0.7	1.0
Interest on lease liabilities	Interest expense, net	0.2	0.2
Total lease cost		$ 84.5	$ 71.6

_____

(1) Depreciation expense was included in both cost of goods sold and selling, general and administrative expenses.

Lease payment amounts for operating and finance leases with remaining terms greater than one year as of December 31, 2023 were as follows (in millions):

	December 31, 2023	
	Operating Leases	Finance Leases
2024	$ 52.8	$ 0.7
2025	43.0	0.6
2026	32.6	0.4
2027	19.7	0.3
2028	14.7	0.1
Thereafter	46.5	5.8
Total lease payments	209.3	7.9
Less: imputed interest[1]	(29.5)	(2.0)
Present value of lease liabilities	$ 179.8	$ 5.9

(1) Calculated using the implicit interest rate for each lease or the Company's incremental borrowing rate, when implicit rate is not available

Lease payment amounts for operating and finance leases with remaining terms greater than one year as of December 31, 2022 were as follows (in millions):

	December 31, 2022	
	Operating Leases	Finance Leases
2023	$ 47.8	$ 0.8
2024	36.6	0.6
2025	27.0	0.4
2026	19.1	0.2
2027	13.4	0.2
Thereafter	51.2	6.0
Total lease payments	195.1	8.2
Less: imputed interest[1]	(27.5)	(2.1)
Present value of lease liabilities	$ 167.6	$ 6.1

(1) Calculated using the implicit interest rate for each lease or the Company's incremental borrowing rate, when implicit rate is not available

The following table summarizes the weighted-average remaining lease term and weighted-average discount rate:

	As of December 31, 2023	As of December 31, 2022
Weighted-average remaining lease term:		
Operating leases	6 years	7 years
Finance leases	17 years	17 years
Weighted-average discount rate:		
Operating leases	5.5 %	4.7 %
Finance leases	2.7 %	2.7 %

The following table summarizes the supplemental cash flow information for 2023 and 2022 (in millions):

	Year Ended December 31, 2023		Year Ended December 31, 2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	57.0	$	52.3
Operating cash flows from finance leases		0.1		0.2
Financing cash flows from finance leases		0.9		1.0
Leased assets obtained in exchange for lease obligations:				
Operating leases	$	54.8	$	65.5
Finance leases		1.1		0.4

24. REVENUE

Contract Liabilities

Contract liabilities relate to the following: (1) unrecognized revenues where payment of consideration precedes the Company's performance with respect to extended warranty and maintenance contracts and where the performance obligation is satisfied over time, (2) unrecognized revenues where payment of consideration precedes the Company's performance with respect to certain grain storage and protein production systems and where the performance obligation is satisfied over time and (3) unrecognized revenues where payment of consideration precedes the Company's performance with respect to precision technology services and where the performance obligation is satisfied over time.

Significant changes in the balance of contract liabilities for the years ended December 31, 2023 and 2022 were as follows (in millions):

	Year Ended December 31, 2023	Year Ended December 31, 2022
Balance at beginning of period	$ 239.0	$ 226.2
Advance consideration received	228.8	193.8
Revenue recognized during the period for extended warranty contracts, maintenance services and technology services	(110.6)	(82.0)
Revenue recognized during the period related to grain storage and protein production systems	(53.7)	(85.2)
Foreign currency translation	7.2	(13.8)
Balance as of December 31	$ 310.7	$ 239.0

The contract liabilities are classified as either "Accrued Expenses" or "Other current liabilities" and "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets. In 2023, the Company recognized approximately $132.2 million of revenue that was recorded as a contract liability at the beginning of 2023. In 2022, the Company recognized approximately $115.6 million of revenue that was recorded as a contract liability at the beginning of 2022.

Remaining Performance Obligations

The estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2023 are $113.5 million in 2024, $91.6 million in 2025, $53.1 million in 2026, $26.4 million in 2027 and $9.4 million thereafter, and relate primarily to extended warranty contracts. The Company applied the practical expedient in ASU 2014-09 and has not disclosed information about remaining performance obligations that have original expected durations of 12 months or less.

Disaggregated Revenue

Net sales for the year ended December 31, 2023 disaggregated by primary geographical markets and major products consisted of the following (in millions):

	North America	South America	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated
Primary geographical markets:					
United States	$ 2,961.5	$ —	$ —	$ —	$ 2,961.5
Canada	637.9	—	—	—	637.9
Germany	—	—	1,749.5	—	1,749.5
France	—	—	1,494.3	—	1,494.3
United Kingdom and Ireland	—	—	703.1	—	703.1
Finland and Scandinavia	—	—	837.3	—	837.3
Italy	—	—	457.1	—	457.1
Other Europe	—	—	1,871.5	—	1,871.5
Brazil	—	1,860.3	—	—	1,860.3
Other South America	—	358.1	—	—	358.1
Middle East and Algeria	—	—	427.7	—	427.7
Africa	—	—	—	144.3	144.3
Asia	—	—	—	362.7	362.7
Australia and New Zealand	—	—	—	378.0	378.0
Mexico, Central America and Caribbean	153.3	15.8	—	—	169.1
	$ 3,752.7	$ 2,234.2	$ 7,540.5	$ 885.0	$ 14,412.4
Major products:					
Tractors	$ 1,402.3	$ 1,288.4	$ 5,532.9	$ 487.4	$ 8,711.0
Replacement parts	421.0	167.5	1,124.7	102.8	1,816.0
Grain storage and protein production systems	614.5	155.9	155.3	136.9	1,062.6
Combines, application equipment and other machinery	1,314.9	622.4	727.6	157.9	2,822.8
	$ 3,752.7	$ 2,234.2	$ 7,540.5	$ 885.0	$ 14,412.4

Net sales for the year ended December 31, 2022 disaggregated by primary geographical markets and major products consisted of the following (in millions):

	North America	South America[1]	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated[1]
Primary geographical markets:					
United States	$ 2,546.9	$ —	$ —	$ —	$ 2,546.9
Canada	490.2	—	—	—	490.2
Germany	—	—	1,394.9	—	1,394.9
France	—	—	1,220.1	—	1,220.1
United Kingdom and Ireland	—	—	664.1	—	664.1
Finland and Scandinavia	—	—	838.8	—	838.8
Italy	—	—	421.7	—	421.7
Other Europe	—	—	1,691.5	—	1,691.5
Brazil	—	1,748.8	—	—	1,748.8
Other South America	—	358.0	—	—	358.0
Middle East and Algeria	—	—	216.2	—	216.2
Africa	—	—	—	157.0	157.0
Asia	—	—	—	384.2	384.2
Australia and New Zealand	—	—	—	366.2	366.2
Mexico, Central America and Caribbean	138.0	14.9	—	—	152.9
	$ 3,175.1	$ 2,121.6	$ 6,447.3	$ 907.4	$ 12,651.4
Major products:					
Tractors	$ 1,191.1	$ 1,147.2	$ 4,607.2	$ 478.6	$ 7,424.1
Replacement parts	405.6	154.5	1,021.5	105.6	1,687.2
Grain storage and protein production systems	585.9	188.3	172.3	155.4	1,101.9
Combines, application equipment and other machinery	992.5	631.7	646.3	167.8	2,438.3
	$ 3,175.1	$ 2,121.6	$ 6,447.3	$ 907.4	$ 12,651.4

————————————

(1) Rounding may impact the summation of amounts.

Net sales for the year ended December 31, 2021 disaggregated by primary geographical markets and major products consisted of the following (in millions):

	North America	South America	Europe/ Middle East	Asia/ Pacific/Africa	Consolidated
Primary geographical markets:					
United States	$ 2,116.2	$ —	$ —	$ —	$ 2,116.2
Canada	436.7	—	—	—	436.7
Germany	—	—	1,332.0	—	1,332.0
France	—	—	1,129.1	—	1,129.1
United Kingdom and Ireland	—	—	635.3	—	635.3
Finland and Scandinavia	—	—	836.3	—	836.3
Italy	—	—	451.6	—	451.6
Other Europe	—	—	1,653.0	—	1,653.0
Brazil	—	1,017.8	—	—	1,017.8
Other South America	—	277.0	—	—	277.0
Middle East and Algeria	—	—	184.4	—	184.4
Africa	—	—	—	152.3	152.3
Asia	—	—	—	436.5	436.5
Australia and New Zealand	—	—	—	360.9	360.9
Mexico, Central America and Caribbean	106.3	12.9	—	—	119.2
	$ 2,659.2	$ 1,307.7	$ 6,221.7	$ 949.7	$ 11,138.3
Major products:					
Tractors	$ 940.4	$ 664.6	$ 4,338.2	$ 443.7	$ 6,386.9
Replacement parts	379.1	131.8	1,070.5	106.5	1,687.9
Grain storage and protein production systems	534.9	140.1	174.0	227.1	1,076.1
Combines, application equipment and other machinery	804.8	371.2	639.0	172.4	1,987.4
	$ 2,659.2	$ 1,307.7	$ 6,221.7	$ 949.7	$ 11,138.3

25. SEGMENT REPORTING

The Company has four operating segments which are also its reportable segments which consist of the North America, South America, Europe/Middle East and Asia/Pacific/Africa regions. The Company's reportable segments are geography based and distribute a full range of agricultural machinery and precision agriculture technology. The Company evaluates segment performance primarily based on income from operations. Sales for each segment are based on the location of the third-party customer. The Company's selling, general and administrative expenses and engineering expenses are charged to each segment based on the region and division where the expenses are incurred. As a result, the components of income from operations for one segment may not be comparable to another segment. Segment results for the years ended December 31, 2023, 2022 and 2021 based on the Company's reportable segments are as follows (in millions):

Years Ended December 31,	North America	South America	Europe/ Middle East	Asia/ Pacific/ Africa	Total Segments
2023					
Net sales	$ 3,752.7	$ 2,234.2	$ 7,540.5	$ 885.0	$ 14,412.4
Income from operations	459.3	386.4	1,100.6	77.3	2,023.6
Depreciation	62.3	35.5	115.6	17.0	230.4
Assets	1,883.2	1,394.9	3,017.4	875.2	7,170.7
Capital expenditures	122.6	75.8	315.4	4.3	518.1
2022					
Net sales	$ 3,175.1	$ 2,121.6	$ 6,447.3	$ 907.4	$ 12,651.4
Income from operations	278.8	373.9	784.1	116.9	1,553.7
Depreciation	60.5	29.4	104.7	14.9	209.5
Assets	1,790.3	1,259.8	2,475.6	650.5	6,176.2
Capital expenditures	119.6	54.4	207.4	6.9	388.3
2021					
Net sales	$ 2,659.2	$ 1,307.7	$ 6,221.7	$ 949.7	$ 11,138.3
Income from operations	238.1	132.2	755.4	113.9	1,239.6
Depreciation	60.8	26.5	116.5	16.9	220.7
Assets	1,328.1	922.7	2,348.7	610.6	5,210.1
Capital expenditures	41.2	32.5	184.6	11.5	269.8

A reconciliation from the segment information to the consolidated balances for income from operations and total assets is set forth below (in millions):

	2023	2022	2021
Segment income from operations	$ 2,023.6	$ 1,553.7	$ 1,239.6
Corporate expenses	(204.9)	(153.4)	(135.2)
Amortization of intangibles	(57.7)	(60.1)	(61.1)
Stock compensation expense	(44.6)	(32.7)	(26.6)
Impairment charges	(4.1)	(36.0)	—
Restructuring expenses	(11.9)	(6.1)	(15.3)
Consolidated income from operations	$ 1,700.4	$ 1,265.4	$ 1,001.4
Segment assets	$ 7,170.7	$ 6,176.2	$ 5,210.1
Cash and cash equivalents	595.5	789.5	889.1
Investments in affiliates	512.7	436.9	413.5
Deferred tax assets, other current and noncurrent assets	1,500.1	1,025.9	996.4
Intangible assets, net	308.8	364.4	392.2
Goodwill	1,333.4	1,310.8	1,280.8
Consolidated total assets	$ 11,421.2	$ 10,103.7	$ 9,182.1

Property, plant and equipment, right-of-use lease assets and amortizable intangible assets by country as of December 31, 2023 and 2022 was as follows (in millions):

	2023	2022
United States	$ 587.3	$ 571.0
Germany	587.7	475.8
Brazil	271.2	206.0
Finland	232.3	192.6
France	143.2	125.8
Italy	109.4	102.7
China	68.8	77.5
Denmark	66.2	71.4
Other	253.9	211.9
	$ 2,320.0	$ 2,034.7

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Company's disclosure controls or the Company's internal controls will prevent all errors and all fraud. However, our principal executive officer and principal financial officer have concluded the Company's disclosure controls and procedures are effective at the reasonable assurance level. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. In assessing the effectiveness of the Company's internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "*Internal Control — Integrated Framework* (2013)."

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. Based on this assessment, management believes that, as of December 31, 2023, the Company's internal control over financial reporting is effective based on the criteria referred to above.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, which also audited the Company's Consolidated Financial Statements as of and for the year ended December 31, 2023. KPMG LLP's report on internal control over financial reporting is set forth below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AGCO Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited AGCO Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Atlanta, Georgia
February 27, 2024

Item 9B. *Other Information*

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

The information called for by Items 10, 11, 12, 13 and 14, if any, will be contained in our Proxy Statement for the 2024 Annual Meeting of Stockholders, which we intend to file in March 2024.

Item 10 *Directors, Executive Officers and Corporate Governance*

The information with respect to directors and committees required by this Item set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders in the sections entitled "Proposal Number 1 — Election of Directors" and "Board of Directors and Corporate Governance" is incorporated herein by reference. The information with respect to executive officers required by this Item set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders in the section entitled "Certain Officers" is incorporated herein by reference.

See the information under the heading "Available Information" set forth in Part I of this Form 10-K. The code of conduct referenced therein applies to our principal executive officer, principal financial officer, principal accounting officer and the persons performing similar functions.

Item 11. *Executive Compensation*

The information with respect to executive compensation and its establishment required by this Item set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders in the sections entitled "Board of Directors and Corporate Governance," "2023 CEO Pay Ratio," "Certain Officers" and "Talent and Compensation Committee Report" is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

(a) Securities Authorized for Issuance Under Equity Compensation Plans

AGCO maintains its Plan pursuant to which we may grant equity awards to eligible persons. For additional information, see Note 15, "Stock Compensation Plans," in the Notes to Consolidated Financial Statements included in this filing. The following table gives information about equity awards under our Plan.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Awards Under the Plans	(b) Weighted-Average Exercise Price of Outstanding Awards Under the Plans	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by security holders	841,679	$ 124.83	3,650,232
Equity compensation plans not approved by security holders	—	—	—
Total	841,679	$ 124.83	3,650,232

(b) Security Ownership of Certain Beneficial Owners and Management

The information required by this Item set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders in the section entitled "Principal Holders of Common Stock" is incorporated herein by reference.

Item 13.   *Certain Relationships and Related Party Transactions, and Director Independence*

The information required by this Item set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders in the section entitled "Certain Relationships and Related Party Transactions" is incorporated herein by reference.

Item 14.   *Principal Accounting Fees and Services*

The information required by this Item set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders in the sections entitled "Audit Committee Report" and "Board of Directors and Corporate Governance" is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

The following documents are filed as part of this Form 10-K:

(1) The Consolidated Financial Statements, Notes to Consolidated Financial Statements, Report of Independent Registered Public Accounting Firm for AGCO Corporation and its subsidiaries are presented under Item 8 of this Form 10-K.

All schedules have been omitted because the required information is contained in Notes to the Consolidated Financial Statements or because such schedules are not required or are not applicable.

(2) The following exhibits are filed or incorporated by reference as part of this report. Each management contract or compensation plan required to be filed as an exhibit is identified by an asterisk (*). The exhibits below may not include all instruments defining the rights of holders of long-term debt where the debt does not exceed 10% of the Company's total assets. The Company agrees to furnish copies of those instruments to the Commission upon request.

Exhibit Number	Description of Exhibit	The Filings Referenced for Incorporation by Reference are AGCO Corporation
2.1	Sale and Contribution Agreement	Filed herewith
3.1	Certificate of Incorporation	June 30, 2002, Form 10-Q, Exhibit 3.1
3.2	Bylaws	October 31, 2022, Form 8-K, Exhibit 3.1
4.1	Description of Securities	March 1, 2021, Form 10-K, Exhibit 4.1
4.2	Indenture, dated as of October 6, 2021	October 7, 2021, Form 8-K, Exhibit 4.1
10.1	2006 Long-Term Incentive Plan*	September 30, 2017, Form 10-Q, Exhibit 10.5
10.2	2006 Form of Stock Appreciation Rights Agreement*	March 31, 2006, Form 10-Q, Exhibit 10.4
10.3	2019 Form of Stock Appreciation Rights Agreement*	January 22, 2019, Form 8-K, Exhibit 10.2
10.4	2023 Form of Stock Appreciation Rights Agreement*	January 13, 2023, Form 8-K, Exhibit 10.3
10.5	2019 Form of Restricted Stock Units Agreement*	January 22, 2019, Form 8-K, Exhibit 10.1
10.6	2023 Form of Restricted Stock Units Agreement*	January 13, 2023, Form 8-K, Exhibit 10.2
10.7	2024 Form of Restricted Stock Units Agreement*	February 1, 2024 Form 8-K, Exhibit 10.1
10.8	2021 Form of Performance Share Agreement*	January 27, 2021, Form 8-K, Exhibit 10.1
10.9	2023 Form of Performance Share Agreement*	January 13, 2023, Form 8-K, Exhibit 10.1
10.10	2024 Form of Performance Share Agreement*	February 1, 2024 Form 8-K, Exhibit 10.2
10.11	Amended and Restated Executive Nonqualified Pension Plan*	April 12, 2021, Form 8-K, Exhibit 10.1
10.12	Annual Incentive Plan*	August 9, 2022, Form 10-Q, Exhibit 10.2
10.13	Executive Nonqualified Defined Contribution Plan*	December 31, 2015, Form 10-K, Exhibit 10.9
10.14	Amended and Restated Employment and Severance Agreement with Eric P. Hansotia*	February 25, 2022, Form 10-K, Exhibit 10.10
10.15	Employment and Severance Agreement with Damon J. Audia*	June 15, 2022, Form 8-K, Exhibit 10.1
10.16	Employment and Severance Agreement with Robert B. Crain*	December 31, 2017, Form 10-K, Exhibit 10.13
10.17	Employment and Severance Agreement with Torsten Dehner*	February 25, 2022, Form 10-K, Exhibit 10.13

Exhibit Number	Description of Exhibit	The Filings Referenced for Incorporation by Reference are AGCO Corporation
10.18	Employment and Severance Agreement with Luis F.S. Felli*	Filed herewith
10.19	Credit Agreement dated as of June 27, 2022	August 9, 2022, Form 10-Q, Exhibit 10.1
10.20	Credit Agreement dated as of December 19, 2022	December 21, 2022, Form 8-K, Exhibit 10.1
10.21	Commitment Letter for Bridge Facility	September 29, 2023, Form 8-K, Exhibit 10.1
10.22	First Amendment to 2022 Credit Agreement dated as of December 12, 2023	Filed herewith
10.23	European Investment Bank Senior Term Loan dated as of September 29, 2023	November 8, 2023, Form 10-Q, Exhibit 10.2
10.24	European Investment Bank Senior Term Loan dated as of January 25, 2024	Filed herewith
10.25	Letter Agreement, dated November 5, 2015, between AGCO International GmbH and TAFE International LLC, Turkey and Tractors and Farm Equipment Limited	September 30, 2015, Form 10-Q, Exhibit 10.1
10.26	Amended and Restated Letter Agreement, dated April 24, 2019, between AGCO Corporation and Tractors and Farm Equipment Limited	March 31, 2019, Form 10-Q, Exhibit 10.1
10.27	Farm and Machinery Distributor Agreement, dated January 1, 2012, between AGCO International GmbH and Tractors and Farm Equipment Limited	September 4, 2014, Form 8-K, Exhibit 10.2
10.28	Letter Agreement, dated August 3, 2007, between AGCO Corporation and Tractors and Farm Equipment Limited	September 4, 2014, Form 8-K, Exhibit 10.3
10.29	Letter Agreement for Far East Markets, dated July 24, 2017, between AGCO International GmbH and Tractors and Farm Equipment Limited	July 27, 2017, Form 8-K, Exhibit 10.1
10.30	Letter Agreement for Mexico, dated July 24, 2017, between AGCO International GmbH and Tractors and Farm Equipment Limited	July 27, 2017, Form 8-K, Exhibit 10.2
10.31	Letter Agreement for Africa, dated October 10, 2009, between AGCO International GmbH and Tractors and Farm Equipment Limited	Filed herewith
10.32	Letter Agreement for Australia/New Zealand, dated July 24, 2017, between AGCO International GmbH and Tractors and Farm Equipment Limited	July 27, 2017, Form 8-K, Exhibit 10.3
10.33	Amendment to the Letter Agreement for Africa, dated July 24, 2017, between AGCO International GmbH and Tractors and Farm Equipment Limited	July 27, 2017, Form 8-K, Exhibit 10.4
10.34	Current Director Compensation*	Filed herewith
21.1	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of KPMG LLP	Filed herewith
24.1	Powers of Attorney	Filed herewith
31.1	Certification of Eric P. Hansotia	Filed herewith
31.2	Certification of Damon Audia	Filed herewith
32.1	Certification of Eric P. Hansotia and Damon Audia	Furnished herewith
97.1	Compensation Recovery Policy*	Filed herewith

Exhibit Number	Description of Exhibit	The Filings Referenced for Incorporation by Reference are AGCO Corporation
101	The following audited financial information from this Annual Report on Form 10-K for the year ended December 31, 2023, are formatted in Inline XBRL: (i) Consolidated Statements of Operations; (ii) Consolidated Statements of Comprehensive Income; (iii) Consolidated Balance Sheets; (iv) Consolidated Statements of Stockholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.	Filed herewith
104	Cover Page Interactive Data File - the cover page from this Annual Report on Form 10-K for the year ended December 31, 2023 is formatted in Inline XBRL	Filed herewith

Item 16.   *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGCO Corporation

By: /s/ Eric P. Hansotia
                               Eric P. Hansotia
Chairman of the Board, President and Chief Executive Officer

Dated: February 27, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Eric P. Hansotia Eric P. Hansotia	Chairman of the Board, President and Chief Executive Officer	February 27, 2024
/s/ Damon Audia Damon Audia	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2024
/s/ Michael C. Arnold Michael C. Arnold	Director	February 27, 2024
/s/ Sondra L. Barbour Sondra L. Barbour	Director	February 27, 2024
/s/ Suzanne P. Clark Suzanne P. Clark	Director	February 27, 2024
/s/ Bob De Lange Bob De Lange	Director	February 27, 2024
/s/ George E. Minnich George E. Minnich	Director	February 27, 2024
/s/ Niels Pörksen Niels Pörksen	Director	February 27, 2024
/s/ David Sagehorn David Sagehorn	Director	February 27, 2024
/s/ Mallika Srinivasan Mallika Srinivasan	Director	February 27, 2024
/s/ Matthew Tsien Matthew Tsien	Director	February 27, 2024

*By: /s/ Damon Audia   February 27, 2024
               Damon Audia
               Attorney-in-Fact

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Forward-Looking Statements

This annual report includes forward-looking statements, including the statements in the CEO Message and other statements in this report, regarding market demand, strategic initiatives, commitments and their effects, and general economic conditions. These statements are subject to risks that could cause actual results to differ materially from those suggested by the statements, including:

- Our financial results depend entirely upon the agricultural industry. Factors that adversely affect the agricultural industry, including declines in the general economy, adverse weather, tariffs, increases in farm input costs, lower commodity prices, lower farm income and changes in the availability of credit for our retail customers, will adversely affect us.

- We maintain an independent dealer and distribution network in the markets where we sell products. The financial and operational capabilities of our dealers and distributors are critical to our ability to compete in these markets. Higher inventory levels at our dealers and high utilization of dealer credit limits could negatively impact future sales and adversely impact our performance.

- We recently announced the proposed acquisition of the ag assets and technologies of Trimble through the formation of a joint venture of which we will own 85%. This is a substantial acquisition for us, and it will require us to incur substantial indebtedness. All acquisitions involve risk, and there is no certainty that this acquisition will close, that we will be able to obtain the desired financing, that our increased leverage will not adversely impact our remaining business or that the acquired business will operate as expected following closing. Each of these items, as well as similar acquisition-related items, would adversely impact our performance.

- A majority of our sales and manufacturing takes place outside the United States, and many of our sales involve products that are manufactured in one country and sold in a different country. As a result, we are exposed to risks related to foreign laws, taxes and tariffs, trade restrictions, economic conditions, labor supply and relations, political conditions and governmental policies. These risks may delay or reduce our realization of value from our international operations. Among these risks are the uncertain consequences of Brexit and tariffs imposed on exports to and imports from China.

- We cannot predict or control the impact of the conflict in Ukraine on our business. Already it has resulted in reduced sales in Ukraine as farmers have experienced economic distress, difficulties in harvesting and delivering their products, as well as general uncertainty. There is a potential for natural gas shortages, as well as shortages in other energy sources, throughout Europe, which could negatively impact our production in Europe both directly and through interrupting the supply of parts and components that we use. It is unclear how long these conditions will continue, or whether they will worsen, and what the ultimate impact on our performance will be. In addition, AGCO sells products in, and purchases parts and components from, other regions where there could be hostilities. Any hostilities likely would adversely impact our performance.

- Most retail sales of the products that we manufacture are financed, either by our joint ventures with Rabobank or by a bank or other private lender. Our joint ventures with Rabobank, which are controlled by Rabobank and are dependent upon Rabobank for financing as well, finance approximately 50% of the retail sales of our tractors and combines in the markets where the joint ventures operate. Any difficulty by Rabobank to continue to provide that financing, or any business decision by Rabobank as the controlling member not to fund the business or particular aspects of it (for example, a particular country or region), would require the joint ventures to find other sources of financing (which may be difficult to obtain), or us to find another source of retail financing for our customers, or our customers would be required to utilize other retail financing providers. As a result of the recent economic downturn, financing for capital equipment purchases generally has become more difficult in certain regions and, in some cases, can be expensive to obtain. To the extent that financing is not available or available only at unattractive prices, our sales would be negatively impacted. In addition, Rabobank also is the lead lender in our revolving credit facility and term loans and for many years has been an important financing partner for us. Any interruption or other challenges in that relationship would require us to obtain alternative financing, which could be difficult.

- Both AGCO and our finance joint ventures have substantial accounts receivable from dealers and end customers, and we would be adversely impacted if the collectability of these receivables was less than optimal; this collectability is dependent upon the financial strength of the farm industry, which in turn is dependent upon the general economy and commodity prices, as well as several of the other factors listed in this section.

- We have experienced substantial and sustained volatility with respect to currency exchange rate and interest rate changes, which can adversely affect our reported results of operations and the competitiveness of our products.

- Our success depends on the introduction of new products, particularly engines that comply with emission requirements and sustainable smart farming technology, which require substantial expenditures; there is no certainty that we can develop the necessary technology or that the technology that we develop will be attractive to farmers or available at competitive prices.

- Our expansion plans in emerging markets, including establishing a greater manufacturing and marketing presence and growing our use of component suppliers, could entail significant risks.

- Our business increasingly is subject to regulations relating to privacy and data protection, and if we violate any of those regulations, or otherwise are the victim of a cyberattack, we could be subject to significant claims, penalties and damages.

- Attacks through ransomware and other means are rapidly increasing, and in May 2022 we learned that we had been subject to a cyberattack. We continue to review and improve our safeguards to minimize our exposure to future attacks. However, there always will be the potential of the risk that a cyberattack will be successful and will disrupt our business, either through shutting down our operations, destroying data, exfiltrating data or otherwise.

- We depend on suppliers for components, parts and raw materials for our products, and any failure by our suppliers to provide products as needed, or by us to promptly address supplier issues, will adversely impact our ability to timely and efficiently manufacture and sell products. Recently suppliers of several key parts and components have not been able to meet our demand and we have had to decrease our production levels. In addition, the potential of natural gas shortages in Europe, as well as predicted overall shortages in other energy sources, could also negatively impact our production and that of our supply chain in the future. It is unclear when these supply chain disruptions will be restored or what the ultimate impact on production, and consequently sales, will be.

- Any increase in COVID-19, or other future pandemics, could negatively impact our business through reduced sales, facilities closures, higher absentee rates and reduced production at both our plants and the plants that supply us with parts and components. In addition, logistical and transportation-related issues and similar problems may also arise.

- We recently have experienced significant inflation in a range of costs, including for parts and components, shipping and energy. While we have been able to pass along most of those costs through increased prices, there can be no assurance that we will be able to continue to do so. If we are not, it will adversely impact our performance.

- We face significant competition, and if we are unable to compete successfully against other agricultural equipment manufacturers, we would lose customers and our net sales and performance would decline.

- We have a substantial amount of indebtedness (and will incur additional indebtedness as part of the Trimble transaction), and, as a result, we are subject to certain restrictive covenants and payment obligations that may adversely affect our ability to operate and expand our business.

Board of Directors

Michael C. Arnold
Former President and
Chief Executive Officer,
Ryerson Inc.

Sondra L. Barbour
Former Executive Vice President,
Lockheed Martin Corporation

Suzanne P. Clark
President, Chief Executive Officer,
U.S. Chamber of Commerce

Bob De Lange
Group President, Services,
Distribution and Digital,
Caterpillar Inc.

Eric P. Hansotia
Chairman, President &
CEO, AGCO Corporation

George E. Minnich
Former Senior Vice President
and Chief Financial Officer,
ITT Corporation

Niels Pörksen
Chairman, Chief Executive Officer,
Südzucker AG

David Sagehorn
Former Executive Vice President
and Chief Financial Officer,
Oshkosh Corporation

Mallika Srinivasan
Chairman and Managing Director,
Tractors and Farm
Equipment Limited (India)

Matthew Tsien
Former Executive Vice President,
Chief Technology Officer,
General Motors and Former
President, General Motors Ventures

Senior Management*



Eric P. Hansotia
Chairman, President
& CEO



Damon Audia
Senior Vice President,
Chief Financial Officer



Roger N. Batkin
Senior Vice President,
General Counsel,
Chief ESG Officer and
Corporate Secretary



Kelvin Bennett
Senior Vice President,
Engineering



Stefan Caspari
Senior Vice President,
Customer Success and
Business Effectiveness



Robert B. Crain
Senior Vice President,
General Manager,
Grain & Protein



Seth H. Crawford
Senior Vice President,
General Manager,
Precision Ag and Digital



Torsten Dehner
Senior Vice President,
General Manager,
Fendt/Valtra



Luís Felli
Senior Vice President,
General Manager,
Massey Ferguson



Ivory Harris
Senior Vice President,
Chief Human
Resources Officer



Tim Millwood
Senior Vice President,
Chief Supply
Chain Officer



Viren Shah
Senior Vice President,
Chief Digital &
Information Officer

*As of January 16, 2024.

Shareholder Information

CORPORATE HEADQUARTERS
4205 River Green Parkway
Duluth, Georgia 30096 USA
+1-770-813-9200

TRANSFER AGENT & REGISTRAR
You can contact Computershare
through the following methods:

Overnight mail delivery
150 Royall Street, Suite 101
Canton, MA 02021 USA

Regular mail delivery
P.O. Box 43006
Providence, RI 02940-3006 USA

Telephone
+1-800-962-4284

STOCK EXCHANGE
AGCO Corporation common
stock (trading symbol "AGCO")
is traded on the New York Stock
Exchange.

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
KPMG LLP
Atlanta, Georgia USA

FORM 10-K
The Form 10-K Annual Report
filed with the Securities and
Exchange Commission is available
in the "Investors" Section of our
corporate website (www.agcocorp.
com), under the heading "SEC
Filings," or upon request from the
Investor Relations Department at
our corporate headquarters.

ANNUAL MEETING
The annual meeting of the
Company's stockholders
will be held at 9:00 a.m. ET
April 25, 2024, at the offices of
AGCO Corporation, 4205 River
Green Parkway, Duluth, Georgia
30096 USA

AGCO
Your Agriculture Company

4205 River Green Parkway, Duluth, GA 30096 USA | +1-770-813-9200 | AGCOCORP.COM